Form 20-F
period 2010-12-31
BCD Semiconductor Manufacturing Ltd
filed 2011-05-25
CIK 1289814

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One):

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

OR

☐	Shell Company Report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of the event requiring this shell company report

Commission file number: 001-33931

BCD Semiconductor Manufacturing Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

(Address of principal executive offices)

Chieh Chang, Chief Executive Officer

Telephone: (+86-21) 2416-2266

Facsimile: (+86-21) 2416-2277

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares*	Nasdaq Global Select Market

*	Ordinary shares are not traded in the United States; rather they are deposited with Deutsche Bank Trust Company Americas, as Depositary. Each American Depositary Share represents six (6) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. 17,225,275 ordinary shares, 27,660,000 Series A preference shares, 10,575,289 Series B preference shares and 20,000,000 Series C preference shares, each par value US$0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International	Other ☐
Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this Annual Report to:

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

•	“AC/DC” are to alternating current to direct current conversions;

•	“BCDMOS” are to a family of mixed semiconductor processes that combine double-diffused metal-oxide semiconductors, or DMOS, with bipolar and CMOS technologies;

•	“BiCMOS” are to a family of mixed semiconductor processes that combine bipolar with CMOS technologies;

•	“Bipolar technologies” are to integrated circuit manufacturing processes, which fabricate diodes and junction transistors on a semiconductor substrate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this Annual Report Hong Kong, Macau and Taiwan, except where noted;

•	“CMOS” are to complementary metal-oxide-semiconductor processes;

•	“DC/DC” are to direct current to direct current conversions;

•	“Fab” are to a wafer fabrication facility;

•	“Linear” are to electronic devices that operate in a linear amplifying range;

•	“ODMs” are to original design manufacturers;

•	“OEMs” are to original equipment manufacturers;

•	“Power management ICs” are to integrated circuits that control electrical power conversions;

•	“RMB” are to Renminbi, the currency of the PRC;

•	“Standard linear products” are to analog integrated circuits that operate in a linear amplifying range, which are typically offered by multiple vendors in industry standard pin-compatible designs; and

•	“$” are to U.S. dollars.

Unless the context indicates otherwise, “we,” “us,” “our company,” “the company,” “our,” and “BCD” refer to BCD Semiconductor Manufacturing Limited and its subsidiaries.

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate set forth on December 30, 2010, which was RMB6.6000 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. D Key Information — Risk Factors — Risks Related to Our Financial Condition and Business — The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 13, 2011, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4977 to $1.00.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	our intent to increase market share in high volume markets;

•	our expectation that our higher performance AC/DC and DC/DC products will comprise a more significant portion of our revenue in the future;

•	our expectations relating to our future operating expenses and capital expenditures;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to dissolve BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai, without incurring significant additional expenses and the timing for the completion of the dissolution;

•	the timing and costs associated with opening a second fab;

•	our plans to maintain or increase relationships with our third party foundries and our subcontractors;

•	our ability to compete in our industry and against innovation by our competitors;

•	our ability to defend ourselves against intellectual property infringement lawsuits and threats and protect our confidential information and intellectual property rights;

•	our ability to build and maintain relationships and achieve additional customer wins with market-leading OEMs and ODMs;

•

our expectations regarding using the proceeds from our initial public offering to finance the construction of our second fab, to repay certain loans and for working capital and other general corporate purposes;

•	our anticipated future tax rates;

•	our ability to retain senior management and key personnel;

•	our ability to manage growth;

•	our expectations of outsourcing total product output;

•	our expectations regarding the pricing of our products;

•	our expectations regarding impact of being a public company;

•	our expectations regarding dividends;

•	our expectations regarding the capacity of our second fab;

•	our ability to recruit and retain qualified engineers and other skilled employees; and

•	economic and business conditions in China, Asia and worldwide.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	Years ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
Consolidated Statements of Operations Data:
Net revenue	$69,670	$98,683	$88,085	$100,844	$132,831
Cost of revenue(1)	60,718	76,466	69,587	75,230	89,324

Gross profit (loss)	8,952	22,217	18,498	25,614	43,507

Operating expenses:
Research and development(1)	4,065	5,947	7,013	6,244	7,548
Selling and marketing(1)	2,743	3,577	4,487	5,422	7,063
General and administrative(1)	6,017	11,349	10,178	7,661	7,473
Total operating expenses	12,825	20,873	21,678	19,327	22,084

Income (loss) from operations	(3,873)	1,344	(3,180)	6,287	21,422

Other income (expense), net	(1,460)	(41)	(1,665)	44	288
Income tax expense (benefit)	17	698	(43)	(577)	1,274
Cumulative effect of changes in accounting principles	741	—	—	—	—

Net income (loss)	$(4,609)	$605	$(4,802)	$6,908	$20,437

Net income (loss) per share:
Basic-ordinary shares	$(0.37)	$0.01	$(0.30)	$0.09	$0.28

Basic-convertible preference shares	$—	$0.01	$—	$0.09	$0.27

Diluted-ordinary shares	$(0.37)	$0.00	$(0.30)	$0.08	$0.17

Diluted-convertible preference shares	$—	$0.01	$—	$0.09	$0.27

Shares used to compute net income (loss) per share:
Basic-ordinary shares	13,051,542	14,463,325	16,693,525	16,710,192	16,908,553

Basic-convertible preference shares	—	58,168,622	—	58,235,289	58,235,289

Diluted-ordinary shares	13,051,542	23,448,325	16,693,525	19,142,046	27,469,201

Diluted-convertible preference shares	—	58,799,565	—	58,325,855	58,594,979

(1)	Amounts include share-based compensation expense as follows:

	Years ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
Cost of revenue	$62	$125	$132	$147	$121
Research and development	67	141	182	225	181
Selling and marketing	123	150	164	199	316
General and administrative	506	961	1,728	1,087	1,133

Total	$758	$1,377	$2,206	$1,658	$1,751

	As of December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
Consolidated Balance Sheet Data:

Cash and restricted cash	$28,715	$29,781	$26,664	$38,562	$51,072
Working capital	22,440	22,798	15,718	25,103	39,337
Total assets	82,718	93,292	86,388	99,799	137,022
Warrant liability	1,898	1,230	2,156	2,011	1,398
Other liabilities	4,458	4,695	4,944	3,478	3,487
Convertible redeemable preference shares	90,006	90,338	90,511	90,569	90,569
Capital stock	13	17	17	17	17
Total shareholders’ equity (capital deficiency)	(54,382)	(49,759)	(49,842)	(41,274)	(16,447)
Net assets	35,624	40,579	40,669	49,295	74,122

	Years ended December 31,
	2006	2007	2008	2009	2010
	(Dollars in thousands)
Other Financial Data:
Net cash provided by (used in) operating activities	$7,014	$10,548	$9,616	$18,494	$21,771
Net cash provided by (used in) investing activities	(5,827)	(10,790)	(12,168)	(3,519)	(13,862)
Net cash provided by (used in) financing activities	(219)	5,016	(4,579)	(3,580)	3,091
Net increase (decrease) in cash	968	4,774	(7,131)	11,395	11,000

See note 3 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per share.

Exchange Rates

Our business is primarily conducted in China and substantially all of our expenses are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This Annual Report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this Annual Report were made at RMB6.6000 to $1.00, the exchange rate on December 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 13, 2011, the exchange rate was RMB6.4977 to $1.00.

The following table sets forth information concerning the RMB to the U.S. dollar exchange rate for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Exchange Rate
Period	Period End	Average (1)	Low (2)	High (2)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
November 2010	6.6670	6.6538	6.6330	6.6892
December 2010	6.6000	6.6497	6.6000	6.6745
2011
January 2011	6.6017	6.5964	6.5809	6.6364
February 2011	6.5713	6.5761	6.5520	6.5965
March 2011	6.5483	6.5645	6.5483	6.5743
April 2011	6.4900	6.5267	6.4900	6.5477
May 2011 (through May 13, 2011)	6.4977	6.4939	6.4915	6.4986

(1)	Annual averages are calculated from month-end exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. Monthly averages are calculated using the daily exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board during the relevant periods.
(2)	Annual and monthly lows and highs are calculated from daily exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risk factors could materially and adversely affect our future operating results, and could cause actual events to differ materially from those predicted in our forward-looking statements relating to our business.

Risks Related to Our Financial Condition and Business

We depend on growth in the end markets that use our products. If these markets do not grow as we expect, our business and results of operations could be materially adversely affected.

Our continued success will depend in large part on the growth of various industries that use power management semiconductors, including the consumer, computer and communications markets, and on general economic growth. Factors affecting these markets as a whole could have an adverse impact on our end customers and, as a result, have an adverse impact on us. These factors include:

•	recessionary periods or periods of reduced growth in our end customers’ markets;

•	the inability of our end customers to adapt to rapidly changing technology and evolving industry standards;

•	the possibility that our end customers’ products may become obsolete or the failure of our end customers’ products to gain widespread commercial acceptance; and

•	the possibility of reduced consumer demand for our end customers’ products.

The global credit and financial markets experienced extreme volatility and disruptions during the second half of 2008 and continued into 2009, including decreased consumer confidence, lower economic growth, volatile energy costs, increased unemployment rates and uncertainty about economic stability. As a result, the growth in the end markets that use our products was reduced. In 2010, the global economy started to recover, but market uncertainty remained. If our end markets do not grow as we expect, our business and results of operations would be harmed.

Our future growth depends in part on expanding our market share with leading ODMs and OEMs. If we cannot expand our market share with leading ODMs and OEMs, our ability to grow will be limited.

We intend to grow our revenue from leading computing, consumer and communications electronics ODMs and OEMs. We anticipate that these efforts will require us to make substantial investments in research and development to commercialize innovative products that address market demands. These efforts may not result in our products being incorporated into an end customer’s product. We also expect that our target end customers would place considerable pressure on us to meet their tight development schedules. In addition, these customers often require extensive support, which may require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these efforts, which could detract our focus from or delay our completion of other important projects. Delays in these projects could impair our relationships with existing customers and negatively impact sales. If we cannot continue to attract leading ODMs and OEMs in the future, our ability to grow will be limited.

The average selling prices of our products have historically decreased and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling prices of our products have historically declined. In the past, we have reduced the average selling prices of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and other factors. For example, we compete for the sale of most of our linear products on a quarterly basis with a critical factor being price. We expect that we will have to reduce prices in the future for our products. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

If we are unable to execute on our plan to build a second fab, our ability to grow our revenue and improve our results of operations will be negatively impacted.

In order to support our growth, we are building a second fab pursuant to an investment agreement between two of our subsidiaries and Shanghai ZiZhu Science-based Industrial Park Development Company, or ZiZhu Development. We may incur cost overruns in the construction of the second fab, which may cause us to incur more expenses than we currently project. There are a number of events that could delay the development of our second fab or increase the costs of building and equipping it in accordance with our plans. Such potential events include, but are not limited to:

•	shortages and late delivery of building materials and facility equipment;

•	delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•	failures or delays in securing the necessary governmental approvals;

•	seasonal factors, such as a long and intensive wet season that limits construction;

•	labor disputes;

•	design or construction changes with respect to building spaces or equipment layout; and

•	technological, capacity and other changes to our plans for our second fab necessitated by changes in market conditions.

Furthermore, delays in building and equipping our second fab or our inability to execute on our plan to build a second fab could negatively impact our ability to grow our revenue and improve our gross margins. This could also cause us to continue to increase our dependence on third-party foundries to manufacture our products, which could result in the loss or delayed receipt of earnings or an increase in financing costs, either of which would adversely affect our business and results of operations.

Delays in building and equipping our second fab or our inability to execute on our plan to build a second fab may also cause us not to meet our obligations under our investment agreement with ZiZhu Development, which would subject us to a number of significant adverse consequences including, but not limited to, loss of eligibility for all the favorable tax rebates and other incentives enjoyed by us under our investment agreement with ZiZhu Development and return of favorable tax rebates and other incentives.

We may not sustain our recent revenue growth.

We have experienced significant recent revenue growth due primarily to growth in sales of all categories of IC products that we sell across all our target markets. For example, our revenue increased from $100.8 million in the year ended December 31, 2009 to $132.8 million in the year ended December 31, 2010. However, in the future we may not continue to experience a similar rate of revenue growth, if any. Accordingly, you should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

Our results of operations may fluctuate from quarter to quarter, which may make it difficult to predict our future performance.

Our revenue, expenses and results of operations may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. Historically, the following factors have caused our revenue, expenses and results of operations to fluctuate:

•	cyclicality in the semiconductor industry;

•	seasonality in the sales of our products, including a general tendency for slower business during the first quarter and, to a lesser extent, the fourth quarter;

•	our distributors’ and end customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in the relative mix of our product sales, which have different average selling prices and gross margins;

•	the timing of expansion and development of our facilities;

•	the loss of our end customers or distributors or a significant reduction or postponement of orders from our end customers or distributors;

•	the timing of our new product introductions and the qualification of those products by our end customers;

•	the timing and duration associated with our planned and unplanned fab maintenance;

•	inventory write-downs, including write-downs due to obsolete inventory;

•	a high number of days sales outstanding necessitating a write-off in our accounts receivable; and

•	sudden declines in our average selling prices, due to competitive pressures caused by factors such as new product introductions or price reductions on competitive products.

In addition to the above factors, which may continue to cause our results of operations to fluctuate in the future, we expect that our revenue, expenses and results of operations may fluctuate in the future upon the occurrence of one or more of the following factors:

•	our inability to accurately forecast distributor and end customer demand and develop products that our distributors and end customers purchase in quantity;

•	our inability to obtain sufficient quantities of equipment and raw materials in a timely manner and at reasonable prices;

•	our reliance on third-party manufacturers;

•	the build-out of our second fab and the amount and timing of the associated payments;

•	changes in manufacturing yields;

•	our inability to develop new process technologies and achieve volume production using these technologies;

•	changes in exchange rates and interest rates;

•	changes in domestic and international tax laws; and

•	changes in geopolitical stability, especially changes affecting China, Taiwan, Japan, South Korea and Asia in general.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future financial performance. Unfavorable changes in any of the above factors may adversely affect our business and results of operations.

Our reliance on distributors to sell substantially all of our products subjects us to a number of risks.

We sell substantially all of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power management semiconductors from several different companies, including our direct competitors. These distributors assume collection risk and provide logistical services to end customers, including stocking our products. We believe that our success will continue to depend upon maintaining our relationships with distributors. Our reliance on distributors subjects us to a number of risks, including:

•	potential reduction or discontinuation of sales of our products by our distributors;

•	failure by our distributors to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;

•	our distributors focusing their sales efforts on products of our competitors;

•

dependence upon the continued viability and financial resources of our distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;

•	dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

•	management of relationships with our distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and

•	termination of our agreements with our distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms, in a timely manner or at all and our business could be harmed.

The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 20% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 30, 2010. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar. Recently, the People’s Bank of China has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility, though it is not yet clear what effect this will have on exchange rates.

Although the majority of our revenue is denominated in U.S. dollars, most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position. For example, based on our results of operations for the year ended December 31, 2010, a 1.0% appreciation of the RMB against the U.S. dollar would result in an estimated increase of approximately $527,000 in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB would result in an estimated decrease of approximately $527,000 in costs and expenses. In addition, to the extent that we need to convert the U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB we receive from the conversion.

Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products and cause our results of operations to suffer.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and foundry services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, or Power Integrations, filed a lawsuit against us alleging that certain controller chips produced and sold by our subsidiaries infringed certain patents held by Power Integrations. We entered into a final court-supervised settlement with Power Integrations in February 2009 under which we were not obligated to pay Power Integrations any monetary damages, but we agreed to continue not to sell directly or indirectly in the U.S. or knowingly assist others to sell in the U.S. certain products that we did not sell in the U.S. prior to the settlement. Also, we have received letters from time to time regarding possible infringement of intellectual property by certain of our products, including a letter in August 2009 from a large contract manufacturer. In October 2009, we offered a one-time payment to this contract manufacturer in exchange for a release of any claims of infringement relating to such products. In September 2010, we received additional correspondence from this contract manufacturer alleging infringement of the same intellectual property by another one of our products and expressing its interest in resuming negotiations. After negotiations with this contract manufacturer, we reached a settlement in May 2011 pursuant to which this contract manufacturer agreed to grant us a license for certain of its intellectual property in exchange for a combination of upfront cash payments to, discounts on future purchases of our products by and royalty payments to this contract manufacturer subject to a certain royalty rate for sales of certain products in all countries. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks.

Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	incur significant legal expenses;

•	pay monetary damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

In addition, we have agreed to indemnify our end customers and independent distributors in some circumstances against liability arising from claims that our products infringe or otherwise violate third party intellectual property rights. Any such claims or actions against our end customers or distributors could require us to incur significant expenses in responding to these claims or actions and to pay substantial damages, either of which could adversely affect our business and results of operations.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We currently rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In particular, the intellectual property laws of China are relatively new and less protective of intellectual property rights than the laws of the United States. Historically, PRC courts often have not enforced the intellectual property laws of China to the same degree United States courts might enforce the intellectual property laws of the United States. In addition, some of our personnel may terminate their employment with us, join our competitors and breach their confidentiality agreements with us. We cannot be certain that we will obtain sufficient patent protection for our technology or that the patents that we do obtain will not be invalidated, circumvented, challenged or declared invalid or unenforceable. If we are unable to successfully protect our intellectual property, our ability to compete will be adversely affected.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.

Our sales are typically made pursuant to individual purchase orders, and we do not have long-term contracts with our distributors and other customers. In addition, our customers may cancel purchase orders or defer the shipments of our products. Due to the lead time to build a product, we manufacture our products according to our estimates of customer demand in advance of receiving specific purchase orders. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which would harm our results of operations. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

If we cannot compete successfully in our industry, our results of operations and financial condition will be adversely affected.

Our markets are highly competitive and we face significant competition. We compete with global analog semiconductor providers, such as Advanced Analog Technology, Inc.; Diodes, Inc.; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; STMicroelectronics N.V. and Texas Instruments Incorporated. Some of these companies have substantially greater financial, technical, marketing and management resources than we have. As a result, these companies may be able to compete more successfully over a longer period of time than we can. Price is a crucial area of competition and intense competition can at times lead to significant pricing pressure that may cause unexpected declines in our average selling prices. In addition, our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully, our results of operations and financial condition will be adversely affected.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns in the semiconductor industry may reduce our revenue and result in us having excess inventory.

If we are unable to construct wafer manufacturing facilities that we are contractually committed to build or put the facilities in operation within a certain period of time, we may lose certain assets and suffer other adverse consequences, which would harm our business, results of operations and financial condition.

In August 2010, two of our wholly-owned subsidiaries, BCD Shanghai and BCD (Shanghai) Micro-Electronics Ltd., or BCD (Shanghai) ME, entered into an investment agreement with ZiZhu Development to construct wafer manufacturing facilities in the Shanghai ZiZhu Science-based Industrial Park, or ZiZhu Science Park. In accordance with the agreement, BCD (Shanghai) ME is required to start construction before the end of 2010, and finish all construction and formally put the facilities into operation by the end of 2012. Furthermore, all parties agreed that the investment scale of BCD (Shanghai) ME will be determined based on its registered capital and occupied property. We have entered into an agreement for the construction of our second fab and began construction of our second fab in November 2010.

If we fail to finish the construction of the wafer manufacturing facilities or put the facilities in operation within the timeframe mentioned above, we may be subject to a number of significant adverse consequences including, but not limited to, loss of eligibility for all favorable tax rebates and other incentives enjoyed by us under our investment agreement with ZiZhu Development and return of favorable tax rebates and other incentives. Furthermore, ZiZhu Development may repossess any land that is not developed by the end of 2012. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

If we fail to consistently anticipate trends in technology development, we may be unable to maintain or increase our revenue and operating margins.

If we are unable to anticipate the trends in technology development in our industry and rapidly develop and implement new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices and in a timely manner. In addition to innovation at the IC level, our business is also characterized by a requirement to innovate with respect to process technology to deliver optimal product performance at a low cost. If we are unable to keep pace with advances in process technology, our products may not perform at levels comparable to competitive offerings. As the life cycle for a technology matures, the average selling price falls. Accordingly, unless we continually produce sufficiently advanced products at competitive prices, our customers may choose to purchase products from our competitors and the average selling prices of our products may fall, either of which would adversely affect our business and operating margins.

We may be unable to make the research and development investments necessary to expand our business and meet our strategic objectives.

We must continue to make investments in research and development in order to develop and bring to market new and enhanced technologies and products and, in particular, to create more sophisticated and differentiated products which carry higher gross margins. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is necessary to remain competitive and deliver products to satisfy demand.

If we are unable to effectively manage our resources in anticipation of the expected seasonality of our revenue, our quarterly results of operations may suffer.

Because we provide power management ICs to the consumer electronics market, our business is subject to seasonality. We typically experience decreased revenue, fab utilization and gross margins in the first quarter and, to a lesser extent, in the fourth quarter of each year. If we or our customers are left with excess inventory due to seasonality, our business, financial condition and results of operations may suffer.

Our sales cycles can be long, which could result in uncertainty and delays in generating revenue.

Our sales cycles vary substantially and can range from three months to two years. In addition, even after we make an initial product shipment, it may take our end customer several more months to reach full production of its product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. As a result, orders ultimately received may not meet our expectations with respect to timing, product, volume, price or other terms, which could adversely affect our results of operations and cause our actual results to vary from our forecasts.

Defects and poor performance in our products could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our analog products are complex and may contain undetected errors or failures, especially when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be adversely affected. Furthermore, errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims.

Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. A successful product liability claim could require us to make significant damage payments. OEMs and ODMs generally expect suppliers to provide warranties for their products and look to them for contributions when faced with product liability claims or recalls. We generally provide such warranties to our OEMs and ODMs for product defects. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have a material adverse effect on our business, results of operations and financial condition.

If we lose one or more of our key personnel or if we are unable to recruit and retain skilled personnel, our operations could be disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of the members of our key executive officers and our design engineering staff. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be difficult to find, relocate and integrate adequate replacement personnel into our operations. Furthermore, if we lose the services of key members of our engineering staff, it could be difficult to locate, hire and integrate design and process engineers with comparable analog design and process technology experience and educational background. Any such loss of personnel could adversely affect our operations and the growth of our business.

We will need to hire an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. There is intense competition for the services of these personnel in the semiconductor industry. In addition, we expect demand for skilled and experienced personnel in China to increase in the future as new analog design and wafer fabrication facilities and other similar high technology businesses are established there. Furthermore, analog engineers are in great demand and short supply worldwide. If we are unable to retain our existing personnel, particularly our design engineers, or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were founded in September 2000 and commenced commercial production of analog semiconductors in September 2002. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our business and to form a judgment as to our future results of operations and prospects. Due to our limited operating history, we have only limited insight into trends that may emerge that may adversely affect our business and results of operations.

Our rapid growth has presented significant challenges to our management and administrative systems and resources, and we may experience difficulties managing our operations, particularly as we take on additional responsibilities as a public company in the United States, which may adversely affect our business and results of operations.

Our revenue grew from $69.7 million in 2006 to $132.8 million in 2010. On December 31, 2006, we had 826 employees and on December 31, 2010 we had 1,214 employees. During this time, we enhanced and upgraded our fab, assembled our design and management teams, developed our distributor relationships and developed outsourcing relationships with foundries. This expansion has presented, and continues to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities associated with our being a public company in the United States, we may experience difficulties managing our growth and our business and results of operations could be adversely affected.

Acquisitions that we may pursue and consummate and strategic alliances that we may enter into may harm our results of operations, cause us to incur debt or assume contingent liabilities or dilute our shareholders.

We may in the future acquire, invest in, or enter into strategic alliances relating to other businesses, products or technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and manufacturing operations and coordination of selling and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from day-to-day operations, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management’s attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, the potential loss of key employees of the acquired company, unanticipated costs and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

The dissolution of BCD Shanghai, one of our wholly owned subsidiaries, may result in the occurrence of material liabilities and other adverse consequences that would affect our business, results of operations and financial condition.

Because of changes in our strategy and business needs, we filed documents with the relevant PRC authorities to dissolve BCD Shanghai starting in August 2010, but the dissolution process has not been completed prior to this Annual Report. During the process of dissolution, BCD Shanghai must pay off all of its liabilities, including but not limited to its debts, due taxes, outstanding compensation owed to employees and damages. If BCD Shanghai fails to meet the entirety of its liabilities prior to dissolution, we, BCD Shanghai’s sole shareholder, will be required to meet all of its liabilities outstanding prior to dissolution on behalf of BCD Shanghai. In October 2010, BCD Shanghai obtained the approval for its dissolution from the Shanghai Municipal Commission of Commerce, which was delegated the power to approve and manage foreign-invested enterprises, including the establishment and dissolution of semiconductor companies, by the Ministry of Commerce of the PRC under the Notice on Delegating the Examination and Approval Power for Foreign Investment promulgated on June 10, 2010. To complete the dissolution process, we must now wait to receive the formal revocation of BCD Shanghai’s business license, which we expect to receive in the third quarter of 2011. We do not believe that we will be subject to any statutory penalties, including any penalties relating to our failure to contribute the full amount of the registered capital of BCD Shanghai, or be required to contribute the unpaid portion of the registered capital of BCD Shanghai, because the Shanghai Municipal Commission of Commerce approved the dissolution of BCD Shanghai. Furthermore, we do not believe that there are any material liabilities currently owed by BCD Shanghai because no creditors made any claims against BCD Shanghai prior to the deadline to make such claims on December 15, 2010. Although we do not believe there are any material liabilities currently owed by BCD Shanghai, we may face unanticipated liabilities during the dissolution process. We are currently not aware of any unanticipated liabilities and, therefore, cannot quantify such liabilities. The risk that we may face unanticipated liabilities currently exists and will exist until the dissolution of BCD Shanghai is completed when BCD Shanghai’s business license is officially cancelled. If any unanticipated liabilities were to be identified, our business, results of operations and financial condition could be affected.

Global or regional economic, political and social conditions could adversely affect our business and results of operations.

External factors such as potential terrorist attacks, acts of war, financial crises, trade friction or geopolitical and social turmoil in those parts of the world that serve as markets for our products, such as China, Taiwan or South Korea, or elsewhere could significantly adversely affect our business and results of operations. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses or interruptions caused by terrorist acts or acts of war. The occurrence of any of these events or circumstances could adversely affect our business and results of operations.

Our operations and business could be significantly harmed by natural disasters.

Our fab, and the third party foundry fab facilities that we currently make use of, are located in China and Taiwan, which is located near seismically active regions where earthquakes and other natural disasters, such as floods and typhoons may occur. We cannot be certain that the precautions we have taken will be adequate to protect our facilities in the event of a major earthquake, flood, typhoon or other natural disaster, and any resulting damage could seriously disrupt our production and result in reduced revenue. In addition, many of our customers and suppliers are also located in China and other regions susceptible to natural disasters, such as the magnitude-9.0 earthquake and resulting tsunami in Japan in March 2011 that caused significant property damage and loss of life. A natural disaster could cause production delays due to supply interruptions, or a decline in the demand for our products by our customers. Although we maintain insurance for some of the damage that may be caused by natural disasters, our insurance coverage may not be sufficient to cover all of our potential losses and would not cover us for lost business. As a result, a natural disaster in China could severely disrupt the operation of our business and have a material adverse effect on our financial condition and results of operations.

As a public company, we will be obligated to develop and maintain effective internal controls over financial reporting. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Neither our management nor our independent registered public accounting firm has completed a comprehensive review of our internal control over financial reporting as required under the Sarbanes-Oxley Act. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2011.

Effective internal control over financial reporting, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business, damage our reputation and negatively impact the trading price of our ADSs.

Once we are required to report on our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to the operating effectiveness of our controls, or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to our initial public offering in February 2011, we have been a privately-held company with limited accounting personnel and other resources with which to address our internal controls and procedures. We anticipate that we will incur significant expenses and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

There have been reports of outbreaks of avian flu and H1N1 flu, also known as swine flu, in certain regions of Asia, Europe, the Middle East and Africa in the past several years. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia, an outbreak of avian flu, SARS, swine flu or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including China, could adversely affect our business, financial condition or results of operations.

Risks Related to Manufacturing

Our manufacturing processes are complex and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are complex and demand a high degree of precision. We may experience difficulties in the fabrication process, such as dust and other impurities or defects with respect to the equipment or facilities used, our yields may be lower, our product quality could suffer, production could be interrupted or we could lose products in process. If any of these events was to occur, our manufacturing capacity utilization rates may decrease, our costs may significantly increase and we may face delays in shipping our products.

We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, manufacturing capacity constraints, fab construction delays, transferring production to our other facilities, upgrading or expanding existing manufacturing facilities or changing our manufacturing technologies, any of which could result in a loss of future revenue or increased costs.

If our fab utilization declines, our business and results of operations may be adversely affected.

Our capacity utilization affects our results of operations because a certain percentage of our costs are fixed. Accordingly, if our fab is not fully utilized, we have less revenue for each fixed dollar of costs, which impacts our gross margins and harms our results of operations.

We rely on subcontractors for packaging and testing, which may adversely affect our results of operations.

The packaging and testing of semiconductors are complex processes requiring, among other things, a high degree of technical skill and advanced equipment. We primarily outsource our semiconductor packaging and testing to subcontractors, which are located in China. We depend on these subcontractors to package and test our products with acceptable quality and yield levels. If our subcontractors experience problems in packaging and testing our products or experience prolonged quality or yield problems, our results of operations would be adversely affected.

If we lose the services of a particular subcontractor that packages or tests a significant portion of our products or if that subcontractor raises prices to an unacceptable level, we will be required to qualify other subcontractors, which would be time consuming and cause us to incur additional costs. In addition, even if we qualify alternate subcontractors, those subcontractors may not be able to meet our delivery, quality or yield requirements, which could adversely affect our results of operations.

If we are unable to obtain raw materials and spare parts in a timely manner and at a reasonable cost, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases, chemicals and spare parts, in order to maintain our fabrication processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare parts at acceptable prices and in a timely manner. The most important raw material used in our production processes is silicon in the form of raw wafers. In 2010, we purchased all of our raw wafers from seven suppliers. A significant portion of our wafers are sourced directly or indirectly from outside of China. From time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these materials and parts to maintain our production schedules and commitments to customers.

We depend on independent foundries to manufacture some of our products and plan to increase our reliance on these independent foundries until we complete construction on our second fab. Any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

We depend on independent foundries to manufacture some of our products. We plan to increase our reliance on independent foundries in 2011 as we expand our business. Because we outsource a portion of our manufacturing, we face several significant risks, including:

•	lack of internal manufacturing capacity for certain of our products;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs;

•	the unavailability of, or potential delays in obtaining access to, key process technologies;

•	a lack of a guaranteed level of production capacity with our foundries; and

•	the inability of the independent foundries to successfully implement proprietary elements of our technology in their fabs.

We have not entered into a long-term agreement with our independent foundries and we place our orders on a purchase order basis. As a result, if our independent foundries raise their prices or are not able to meet our required capacity for various reasons, including shortages or delays in shipment of semiconductor equipment or materials used by our independent foundries to manufacture our semiconductors, or if our business relationship with our independent foundries deteriorates, we may not be able to obtain the required capacity from our independent foundries. As a result, we may be required to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Further, these foundries are not interchangeable as we use each foundry for different manufacturing processes. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Also, qualifying new foundries would be time consuming and cause us to incur additional costs.

Our independent foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that our independent foundries may provide preferential treatment in terms of capacity allocation to their other customers with long-term contracts or who are larger than us. Reallocation of capacity by our independent foundries to their other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, the independent foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, results of operations or financial condition.

We may be unable to obtain the manufacturing equipment necessary for our business in a timely manner and at a reasonable cost and, therefore, may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our financial condition and results of operations.

Our business depends upon our ability to obtain required equipment in a timely manner and at acceptable prices. In addition, we have made contractual commitments with ZiZhu Development to build an additional manufacturing facility, which requires us to obtain a significant amount of equipment within a specified period of time. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our business, financial condition and results of operations.

The maintenance of our existing fab is subject to risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and results of operations.

We regularly maintain and enhance our fab to expand our manufacturing capabilities in order to meet customer and market demands. There are, however, a number of events that could delay maintenance and enhancements of our existing fab. Such potential events include, but are not limited to:

•	shortages and late delivery of facility equipment;

•	the unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	delays in installation, commissioning and qualification of our manufacturing equipment;

•	labor disputes;

•	design changes with respect to equipment layout; and

•	delays in securing any necessary governmental approvals.

As a result, our projections relating to capacity, manufacturing technology capabilities or technology developments may significantly differ from actual capacity, manufacturing technology capabilities or technology developments. Delays in maintaining or enhancing our fab could result in the loss or delayed receipt of earnings, an increase in financing costs or the failure to meet profit and earnings projections, any of which would adversely affect our business and results of operations.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and results of operations.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements will grow substantially. While we have not, to date, experienced any instances of lack of sufficient supplies of water or material disruptions in the electricity supply to our fab, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fab is located. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and results of operations. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield.

We are subject to the risk of damage due to fires or explosions because some of the materials we use in our manufacturing processes are highly flammable. Such damage could significantly reduce our manufacturing capacity, thereby adversely affecting our business and results of operations.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss and damages arising from explosions and fires. While we have not experienced any explosions or fires to date, the risk of explosion and fire associated with these materials cannot be eliminated. Our insurance coverage may not be sufficient to cover all of our potential losses due to an explosion or fire and would not cover any lost business we would experience. In addition, if there is a fire or explosion, our employees may be injured. If our fab were to be damaged or cease operations as a result of an explosion or fire, it would significantly reduce our manufacturing capacity and also harm our reputation, which could adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business could be adversely affected as a result of our efforts to comply with environmental regulations.

We are subject to a variety of environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities or require us to suspend or adversely modify our operations.

Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses, or otherwise harm our results of operations. We could also be required to incur costs associated with the investigation and remediation of contamination at currently operated or used sites, future sites in which we conduct operations, or at sites at which our hazardous waste was disposed. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities. The imposition of these liabilities could significantly harm our business and results of operations.

Risks Related to Doing Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China’s economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China and reduce their demand for our products. In particular, our growth strategy is based in part upon the assumption that demand in China for electronics products that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a material adverse effect on our business. In addition, our business model assumes that an increasing number of global electronics manufacturers and systems companies will establish operations in China and require the use of products developed and manufactured in China. Any decline in the rate of migration to China of companies that require semiconductors as components for their products could adversely affect our business and results of operations.

Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.

The PRC government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. In addition, the PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business model, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and results of operations.

In addition, the PRC government and provincial and municipal governments and other similar authorities have provided and may from time to time in the future provide various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time in the future. For example, BCD (Shanghai) ME is granted tax rebates and other incentives under its investment agreement with ZiZhu Development. Any such reduction or elimination of incentives currently provided to us could adversely affect our business and results of operations. See “Item 4.B Business Overview—Regulation—Regulations and Policies that Encourage the Development of Semiconductor Companies.”

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or the imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

On March 16, 2007, the National People’s Congress of the PRC adopted a new enterprise income tax law, or the Enterprise Income Tax Law, which provides a uniform enterprise income tax rate for PRC enterprises of 25% and provides a five-year transition period starting January 1, 2008 for those enterprises which were established before the promulgation date of the Enterprise Income Tax Law and which were entitled to a lower tax rate or tax holiday under the then effective tax laws or regulations. According to the Enterprise Income Tax Law and approval by local tax authorities, Shanghai SIM-BCD Semiconductor Manufacturing Co. Ltd., or SIM-BCD, was entitled to a full exemption from foreign-invested enterprise, or FIE, income tax for two years starting on January 1, 2008, and a 50% reduction in FIE income tax for the three years thereafter. According to the Enterprise Income Tax Law, a high and new technology enterprise, or HNTE, “specially supported” by the PRC government, would be eligible to a lower income tax rate of 15%. See “Item 4.B Business Overview—Regulation—Enterprise Income Tax Regulation.” SIM-BCD was recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau on November 25, 2008 and is entitled to enjoy a preferential tax rate of 15%. HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and SIM-BCD must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. However, we cannot assure you that SIM-BCD will continue to qualify as an HNTE or that our other PRC subsidiaries will be qualified as such and be “specially supported” by the PRC government in the future. The discontinuation of any preferential tax treatments currently available to our wholly-owned subsidiaries will cause our effective tax rate to increase, which could adversely affect our financial condition and results of operations. Preferential treatment as an HNTE business will only affect the rate of enterprise income tax to which our subsidiaries are subject. It will not affect the determination of whether we are treated as a PRC resident enterprise. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the PRC government’s experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under PRC law are severely limited, and without a means of recourse by virtue of the PRC legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations and their articles of association subject to certain statutory requirements. In addition, our subsidiaries in China are required to set aside at least 10% of their after-tax profit each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash loans, advances or dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if one or more of our subsidiaries in China incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which would limit our access to capital from our operating subsidiaries.

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including relevant branches of the State Administration of Foreign Exchange, or SAFE, or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the PRC’s foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations and the difficulties our PRC subsidiaries may experience on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market situations in a timely manner. PRC regulatory authorities may impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions. Existing restrictions and any additional restrictions imposed in the future could have an adverse effect on our ability to utilize the cash we generate from our operations, which could slow our growth.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC shareholders or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with their local branch of SAFE before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” We may be deemed to be an offshore special purpose company. PRC residents who are beneficial owners of offshore special purpose companies that have completed round trip investments and did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local branch of SAFE before March 31, 2006. PRC residents who are beneficial owners of offshore special purpose companies are also required to update their registration with the local branch of SAFE regarding any material changes with respect to their offshore company within 30 days of the occurrence of such change, including round-trip investments, changes in share capital, transfers or swaps of shares, mergers, divisions, long-term equity or debt investments or creation of any security interest. See “Item 4.B Business Overview—Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have notified our shareholders who are PRC residents (as determined under the SAFE regulations) to register with the local SAFE branch as required under the SAFE regulations. However, we cannot provide any assurances that all of our shareholders who are PRC residents have complied with or will comply with our request to make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the required PRC registration procedures may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange denominated loans from, us.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject us or our PRC employees who are granted or exercise stock options to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under current account transactions and capital account transactions. In January 2007, SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. On March 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under these rules, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options became subject to the Implementation Rules when our company became a non-PRC publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as receiving dividend payments from our PRC subsidiaries or obtaining foreign currency loans, all of which may adversely affect our business and financial condition. See “Item 4.B Business Overview—Regulation—Regulations on Employee Share Options.”

Several of our PRC employees have exercised their stock options prior to 2005, which is prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether PRC employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. We cannot predict how such exercises will affect our business or operations, but we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

Limits placed on exports into China by other countries could substantially harm our business and results of operations.

The growth of our business will depend on the ability of our suppliers to export, and our ability to import, equipment, materials, spare parts, process know-how and other technologies and hardware into China. Any restrictions placed on the import and export of these products and technologies could adversely impact our growth and substantially harm our business. In particular, the United States requires our suppliers and us to obtain licenses to export certain products, equipment, materials, spare parts and technologies from the United States. If we or our suppliers are unable to obtain export licenses in a timely manner, our business and results of operations could be adversely affected.

Licenses may be required for certain shipments to China as a result of the technical specifications of the item exported, the end use of the item exported, or the end user of the item exported. These licensing requirements are the result of both multilateral restrictions, such as the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual Use Goods and Technologies, which currently has 40 participating countries, as well as unilateral sanctions imposed by the United States. To the extent that technology, equipment, materials or spare parts used in our manufacturing processes are or become subject to the restrictions of the arrangement, our ability to procure these products and technology could be impaired, which could adversely affect our business and results of operations. There could also be a change in the export license regulatory regime in the countries from which we purchase our equipment, materials and spare parts that could delay our ability to obtain export licenses for the equipment, materials, spare parts and technology we require to conduct our business.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. If any of our PRC subsidiaries are found to be, or has been, in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if our PRC subsidiaries successfully obtain such approval or complete such registration, if the PRC government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and results of operations.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who have exercised stock options. We have not withheld or paid such individual income tax in accordance with applicable PRC regulations and, as a result, we may be required to pay the related tax deficiencies and may be subject to penalties under PRC laws.

The State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have the obligation to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has orally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after we become a publicly traded company. Thus we have not withheld and paid the individual income tax for the option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

Relations between Taiwan and China could negatively affect our business, financial condition and results of operations and therefore the market value and liquidity of your investment.

China does not recognize the sovereignty of Taiwan and the relations between China and Taiwan have often been strained. A number of our key customers and our primary foundry service provider are located in Taiwan. Therefore, factors affecting military, political or economic conditions in Taiwan could have an adverse effect on our business, financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from our PRC subsidiaries to us are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax, and would cause foreign shareholders and ADS holders to become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employees waive their right to such vacation days in writing. See “Item 4.B Business Overview—Regulations—Regulations on Labor Protection.”

We have limited business insurance coverage in China, which could harm our business.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. Our PRC subsidiaries currently have insurance policies covering losses and damages to their properties, as well as limited losses in gross profit due to such property losses or damages. Our PRC subsidiaries also have a limited amount of insurance on liabilities to the public arising from their operations. The amount we recover from these insurance policies, however, may be limited, and any business disruption, litigation or natural disaster may result in substantial costs and diversion of resources against which we will not be protected.

Risks Related to Ownership of Our ADSs, Our Trading Market

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Prior to our initial public offering of ADSs in February 2011, there has not been a public market for our ADSs. Future sales by us or our existing shareholders of substantial amounts of our ADSs in the public markets after the offering could adversely affect prevailing market prices for our ADSs. Only a limited number of our ADSs currently outstanding may be sold due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived, future sales or the possibility of future sales of substantial amounts of our ADSs, including ADSs issued upon exercise of outstanding options and warrants, in the public markets in the United States, could negatively impact the market price of our ADSs and our ability to raise equity capital in the future.

Shares currently outstanding that were not sold in our initial public offering of ADSs in February 2011 will be eligible for conversion into ADSs and available for sale, upon the expiration of the 180-day lock-up period, or longer under certain circumstances, beginning from January 27, 2011, the date of our final prospectus for our initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released without notice prior to expiration of the lock-up period at the discretion of the lead underwriters for our initial public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. In addition, certain holders of our ordinary shares upon the expiration of the lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of certain of our ordinary shares following conversion into ADSs. Registration of these shares under the Securities Act or sales of shares under an exemption to the Securities Act rules will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these shares in the public market could cause the price of our ADSs to decline.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	announcements regarding intellectual property litigation involving us or our competitors;

•	conditions in the semiconductor industry;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuation of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	general economic or political conditions as well as regulatory developments in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash, anticipated cash flow from operations and the net proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including planned capital expenditures for the building of our second fab and otherwise, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2010 Revision) of the Cayman Islands, as amended, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws.

Provisions of our articles of association may impede a takeover, which could adversely affect the value of the ADSs.

Our Memorandum and Articles of Association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have the effect of discouraging a takeover or other transaction. However, any such issuance of shares would have to be for a proper purpose.

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Several of our directors and officers reside outside the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. There is doubt as to whether the Grand Court of the Cayman Islands will, in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature. There is uncertainty as to whether the courts of China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to file annual reports on Form 20-F and reports on Form 6-K, including reports containing our quarterly results. As a foreign private issuer within the meaning of the rules under the Exchange Act, we do not intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K or proxy statements pursuant to Schedule 14A of the Exchange Act. As a result, our shareholders may not have access to certain information they may deem important.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance rules applicable to United States domestic public companies, including the requirements regarding the determination of compensation for our executive officers and the nomination of our directors. This may afford less protection to holders of our ordinary shares and ADSs.

The Nasdaq corporate governance rules require listed companies to have, among other things, the compensation of a company’s executive officers determined and director nominations made by either committees consisting solely of “independent directors,” as such term is used in the Nasdaq corporate governance rules, or by a majority of a company’s independent directors. However, as a foreign private issuer, we are permitted to, and we intend to, follow home country corporate governance practices for the determination of executive officer compensation and director nominations instead of the Nasdaq corporate governance rules. Our compensation and our nominating and corporate governance committees of our board of directors are currently not comprised entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require that all members of our compensation committee or our nominating and corporate governance committee be independent directors.

Although we may decide to have the compensation of our executive officers determined by and our directors nominated by a majority of our independent directors in compliance with the Nasdaq corporate governance rules in the future, we currently intend to rely upon the relevant home country exemption in lieu of the Nasdaq corporate governance rules and have our compensation committee determine the compensation of our executive officers and our nominating and corporate governance committee nominate our directors. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs. We currently comply with all other Nasdaq corporate governance rules applicable to United States domestic issuers, including having a majority of independent directors serving on our board of directors and an audit committee consisting solely of independent directors.

Being a public company will increase our administrative costs, which could adversely affect our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which could be a few million dollars or more. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC, require certain corporate governance practices for public companies. In addition to these rules, the Nasdaq Global Select Market has certain corporate governance requirements for companies that are Nasdaq-listed. We expect these rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and costly, though we are not currently able to estimate these additional costs. As a public company, we have several board committees, adopted internal controls and disclosure controls and procedures and have bore and will have to bear all of the internal and external costs of preparing and distributing periodic public reports. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Additionally, while we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

Insiders have substantial control over us, which could adversely affect the market price of our ADSs.

Our executive officers and directors, and their respective affiliates and our major shareholders, beneficially own, in the aggregate, approximately 27.8% of our outstanding ordinary shares as of April 30, 2011. In addition, none is contractually prevented from acquiring additional ordinary shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, our share price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. Holders.

We do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2010, and based on the current price of our ADSs and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2011 or for the immediate future years. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we were not a PFIC for our taxable year ended December 31, 2010 or that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interests) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash, which is generally treated as passive assets for this purpose, and, because the calculation of the value of our assets may be based in part on the value of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this Annual Report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, and may include an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders. If you do not instruct the depositary to vote the ordinary shares underlying your ADSs, the depositary will not exercise any related voting rights and the ordinary shares underlying your ADSs will not be voted.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our management has broad discretion to determine how to use the funds raised in our initial public offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We have used and intend to use the net proceeds from our initial public offering for working capital and other general corporate purposes that are in accordance with our respective charter documents and any applicable business license, including expanding our manufacturing capacity by building, acquiring, or otherwise arranging for additional fabrication facilities, developing new products and funding capital expenditures. In 2011 and the first half of 2012, we intend to use a total of approximately $35.6 million of our cash available, which includes the net proceeds from our initial public offering, to finance the remaining construction of our second fab, including the currently planned capacity and future expansion. During the first quarter of 2011, we used $6.0 million of the proceeds from our initial public offering to repay a portion of our short-term bank loans. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

Our management will have significant discretion as to the use of the net proceeds to us from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the price of our ADSs. In addition, these proceeds may not be invested in a manner that yields a favorable rate of return.

We may list our ordinary shares on a foreign stock exchange, which may increase the liquidity for our ordinary shares and could increase the volatility of the market price for our ADSs.

We may list our ordinary shares on a foreign stock exchange, which we currently do not have plans to do. Our outstanding ordinary shares may become more liquid after we list our ordinary shares on a foreign exchange. After that listing becomes effective, our existing shareholders may decide to sell their ordinary shares on the foreign exchange for tax or other reasons. Any sales of our ordinary shares on a foreign exchange could increase the volatility of the market price for our ADSs.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in Bermuda in September 2000 as a limited liability exempted company and changed the jurisdiction of our incorporation to the Cayman Islands in April 2004. Our legal name is BCD Semiconductor Manufacturing Limited. Our principal executive offices are located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China. Our telephone number in Shanghai is (+86-21) 2416-2266. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949 8066. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 East 40th Street, 10th Floor New York, New York 10016.

We have taken several restructuring steps since 2008 to establish our current corporate structure. In February 2008, we merged two of our wholly-owned subsidiaries, Advanced Analog Circuits (Shanghai) Corporation and MEMS Manufacturing (Shanghai) Co. Ltd., into SIM-BCD in order to enhance operating efficiency. In November 2009, we established BCD (Shanghai) ME in order to receive the transfer of the title of the building and the land use rights held by BCD Shanghai in ZiZhu Science Park and to assume certain of BCD Shanghai’s obligations under its agreement with ZiZhu Development.

We were founded in September 2000, and we commenced commercial production of analog power management semiconductors at our fab in September 2002. From 2003 to 2005, we focused on the design, production and sale of standard linear products to the Asian market. These high-volume, industry-standard ICs do not require extensive customer qualification and are typically sold through distributor catalogs with minimal direct sales support. The ability to successfully compete on cost was and remains critical to the sale of these types of products. By 2005, our revenue reached $44.4 million. In that same year, we initiated development of BiCMOS process technology to augment our bipolar capabilities, and we invested in increased manufacturing capacity to meet growing customer demand. During this time, our primary objectives were to establish scale, build relationships with key customers in our target markets, build out our operating and technical infrastructure and develop our brand.

As our revenue increased, we focused on expanding our IC offerings beyond standard linear products into higher performance solutions for our target markets. In order to deliver greater volumes of more advanced devices, we continued to increase our production capacity and enhance our process capabilities with new BiCMOS and BCDMOS technologies. In 2006, we introduced our AC/DC products to target higher performance applications for power adapters and chargers for a large variety of electronic devices and appliances such as mobile phones, modems and cordless phones. In 2007, we introduced our DC/DC products to further expand our offerings in personal computers, LCD/LED televisions and monitors, mobile phones and other electronic device markets. In 2008, we began to sell higher performance linear products targeted at mobile applications such as laptops, notebooks and mobile phones. We expect our AC/DC, DC/DC and higher performance linear products to comprise a more significant portion of our revenue in the future.

As our business has grown, we have expanded our sales and marketing efforts. We opened sales offices in Taiwan and South Korea in 2004 and 2008, respectively. From 2005 to 2009, we added distribution channels in Japan, Singapore, India and the United States.

In 2007, we shipped more than a billion units for the first time. In 2010, we achieved revenue of $132.8 million, 92.7% of which was from sales of analog power management ICs. The remaining 7.3% of revenue was from sales of our wafer foundry services, which we have historically offered to selected customers as a means of increasing our fab utilization especially during economic downturns when our fab utilization rates would otherwise decline. We offer our foundry services to selected customers that do not require us to make any technical development or modification of our existing processes, agree to pay cash for our services, agree to prepay a portion of the fees (only for first-time customers) and do not compete with us directly. We set the prices for our foundry services based on market prices and the anticipated costs associated with offering these foundry services, among other factors.

We spent $8.2 million, $3.0 million and $14.0 million on acquisition of property, plant and equipment in 2008, 2009 and 2010, respectively. In 2008, we also acquired an 11% equity interest in Dayan Technology Industry Co., Ltd. Shenzhen, or Dayan Shenzhen, for cash consideration of RMB10,510,000 (equivalent to approximately $1.6 million) in order to maintain stability for our assembly capacity. The cash used in property, plant and equipment and other investments during 2008 to 2010 were mainly funded by cash generated from our operating activities from SIM-BCD.

In the fourth quarter of 2010, we began construction of our second fab and spent $5.6 million on such construction. We used our operating cash to finance the construction of our second fab in the fourth quarter of 2010.

B.	Business Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK Computer, Inc., Changhong Electric Co., Ltd., Chicony Power Technology Co., Ltd., Emerson Electric Co., Foxconn Electronics Inc., Giga-Byte Technology Co., Ltd., Guangzhou Digital Rowa Technology Company Limited, Konka Group Co., Ltd., LG Electronics Inc., TP-LINK Technologies Co., Ltd and TPV Technology Limited. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure, and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We believe our manufacturing capabilities enable us to customize a broad range of semiconductor process technologies to optimize product performance and cost. Our operations in China allow us to maintain close, direct business and technical relationships with leading OEMs, ODMs and distributors in the region. Furthermore, we believe our China-based operations result in cost advantages over our competitors and positions us to benefit from growing demand for semiconductors in Asia.

Our Industry

As computing, consumer and communications devices continue to increase in sophistication, power management ICs play an increasingly critical role in enhancing system efficiency and performance. Power management ICs deliver power, regulate voltage and control the flow of energy across the functional areas of an electronic device and are key to reducing power consumption, extending battery life, maintaining system stability and reducing form factor. Relative to digital semiconductors, which process binary information, analog power management ICs must detect, analyze and manage real world phenomena, such as electrical currents and voltages, under a wide variety of operating specifications for particular applications. Power management ICs must often operate in rigorous conditions, such as high-voltage and high-current environments, and they must maintain low error levels while delivering and managing power across an electronic device.

Characteristics of power management ICs, and the power management market in general, include the following:

•

Analog design complexity. The design of analog power management ICs is extremely complex as it generally involves greater variety and less repetition of circuit elements and functional blocks than digital design. In digital IC design, product specifications can be described unambiguously by digital inputs and outputs. Designers need not consider noise associated with input signals over a wide operating range. Digital IC designers can take advantage of widely established and available algorithms to meet a particular specification and generate the desired circuit design. As such, digital IC designers are not required to understand inner workings of an integrated circuit down to the transistor level as they are able to use state-of-the-art electronic design automation tools.

On the other hand, analog design does not readily lend itself to the use of standard automated design tools because the problems associated with noise and interactions among circuit elements are easily amplified. Analog IC designers must not only understand the specifications of a given product but also the impact of environmental factors such as electrical/magnetic interference, ambient temperature/humidity, package-induced pressure and signal noise that can alter the behavior of the circuit blocks being designed. They must also know the layout of the analog IC they design in detail because the analog layout not only determines functionality, but also the reliability and manufacturability of the product. Finally, analog IC design engineers must also have a solid understanding of packaging and testing since package stress also affects the behavior of the chip and may cause system failure under certain circumstances. These analog design skills are highly specialized and often require many years of hands-on experience.

Given the complexities of and experience required for analog IC design, the expertise and experience of design engineers and the ability to apply design tools can be significant advantages in optimizing product performance. There is only a limited number of analog design engineers worldwide, and even fewer who specialize in high-voltage and high-current IC design required for certain power management applications.

•

Demand for increased energy efficiency. Demand for improved battery life from consumers, environmental concerns and government mandates are driving the need for increased energy efficiency in semiconductor devices. For example, the Environmental Protection Agency has certified televisions through the Energy Star program since 2008, and in May 2010, it approved the Energy Star 4.0 specification, which mandates that televisions consume 40 percent less power overall than the prior specification. Reducing power consumption of an electronic device during both active and standby modes has become a key technology objective for OEMs and ODMs. In the communications market, new generations of portable electronic devices are becoming smaller and lighter and need to incorporate increased functionality with extended battery life.

•

Price sensitivity. While the demand for power management ICs to improve performance and functionality is increasing, the average selling prices of these products are under constant pressure. Suppliers are being pressured by OEMs and ODMs to provide more technologically advanced solutions at increasingly lower costs. Additionally, a number of high volume standard power management ICs used in today’s electronics have long lifecycles and are widely available and are therefore highly price sensitive. Suppliers of power management ICs must deliver the required level of performance at the lowest cost possible to remain competitive.

•

Specialized manufacturing processes. Analog power management IC suppliers typically require specialized process technologies to improve performance and manufacturing cost. These specialized processes are often not widely available in third party foundries and, even if they are available, outsourced manufacturing often limits the ability for design engineers to fully capture the benefits of specialized process technologies as designs must conform to the requirements of the foundry.

•

Importance of system-level knowledge and support. As the complexity of electronic systems has increased, OEMs and ODMs have struggled to maintain sufficient in-house expertise to integrate power management components into electronic systems. OEMs and ODMs frequently look to their power management IC suppliers to provide system-level insight as well as design and technical support in order to reduce their time-to-market. Suppliers of power management ICs must fully understand the interactions between various components in an electronic system to develop competitive products. We believe the need for extensive system-level design support is particularly true for high performance products such as AC/DC products, DC/DC products and high performance linear ICs as well as for customers in Asia who rely heavily on their vendors to deliver system-level solutions and accelerate their product development cycles.

•

Importance of Asia-based operations. Asia is the largest market for semiconductor consumption. In addition to the numerous OEMs and ODMs based in Asia, large U.S. and European OEMs are moving their research and development activities to the region. While there are many providers of digital semiconductors in Asia, there are currently very few analog semiconductor providers and even fewer power management IC vendors in the region.

Our Products and Services

Analog Power Management IC Products

We offer a diversified and expanding portfolio of over 300 analog power management ICs. We leverage a broad internal library of analog circuit design building blocks and market-proven design methodologies to develop our products. The following table lists the product families and typical end-use applications of our products:

Product Family (Number of products)	Description	Product Type	Typical Applications

Linear Products (150+)	Provide a wide range of linear analog functions, such as amplifying and comparing analog signals or regulating a supply voltage within a tight tolerance

•   Operational Amplifier

•   Comparator

•   Data Interface Circuit

•   Reset (Voltage Detector)

•   Shunt Regulator

•   Standard Linear Voltage Regulator

•   Low Dropout Voltage Regulator

•   CMOS Rail-to-Rail OPAMP and Comparator

•   Ultra Low Dropout Voltage Regulator

•   CMOS Low Dropout Voltage Regulator

•   High PSRR RF CMOS Regulator

PC motherboards, graphics cards, DVD players, modems and routers, power chargers and adapters, switching mode power supplies, LCD/LED televisions and monitors, notebook computers, cell phones, other portable electronic devices and household appliances

AC/DC Products (70+)	Convert an AC supply voltage into a DC voltage	• Pulse Width Modulation Controller • Pulse Frequency Modulation Controller • Power Factor Correction Controller • Constant Current Constant Voltage Controller • Schottky Diode	Cell phone adapters, modem and router adapters, notebook computer adapters, switching mode power supplies, LCD/LED televisions and monitors, cordless phone chargers, small appliance chargers and adapters, PC power supplies and lighting

DC/DC Products (40+)	Convert a DC voltage into a higher or lower DC voltage that is tightly regulated	• Buck DC/DC Converter • Boost LED Driver • Charge Pump LED Driver • Boost DC/DC Converter • Boost DC/DC Controller • Buck / Boost Converter	LCD/LED televisions and monitors, modems and routers, WLAN cards, set-top boxes, cell phones, car chargers and other portable electronic devices

Product Family (Number of products)	Description	Product Type	Typical Applications

Other ICs (30+)	Various other uses, such as controlling the speed of a cooling fan or detecting the opening/closing of a cell phone or notebook screen	• Hall Effect Sensor • Fan Motor Driver	DC fans, cell phones and notebook computers

Foundry Services

Historically, we have offered foundry services as a way to maintain high fab utilization rates by selling our excess fab capacity. We currently offer fabrication services to a small group of customers as a continuance of this practice. While we may expand our foundry services in a market downturn, we do not plan to expand our foundry customer base. For example, in 2008, during the global economic downturn, our revenue from foundry services increased to $13.0 million, or 14.7% of total revenue, from $10.0 million in 2007, or 10.2% of total revenue. In 2009, as we began to experience a slight recovery in global economic conditions, we began to reduce our foundry services as percentage of total revenue. This trend continued in 2010. In 2009 and 2010, we recognized $8.7 million and $9.7 million of revenue, respectively, from foundry services, which represented 8.7% and 7.3% of our total revenue, respectively.

Customers, Selling and Marketing

Our sales efforts are focused on leading OEM and ODM customers in China, Taiwan, Japan and South Korea. In 2010, we served over 2,000 end customers. We maintain strong distribution channels throughout Asia to facilitate end customer fulfillment logistics with no single distributor accounting for more than 10% of our total revenue in 2010.

Our primary distributors are located in China, Hong Kong, Taiwan, South Korea, Japan, Singapore and the United States. The majority of our distributors purchase our products under short-term non-exclusive agreements, pursuant to which our distributors agree to sell certain of our products and provide us with certain other sales related services. Under these agreements, we agree to provide certain sales, marketing and technical assistance to these distributors, including providing technical training for new product releases, visiting major customers with our distributors and introducing new customers to our distributors. These agreements do not have return rights. Agreements with our distributors have initial one-year terms and renew automatically for one-year periods unless an agreement is terminated without cause with 60 days prior written notice. Agreements may be terminated immediately for cause. For the year ended December 31, 2010, sales through our network of independent distributors represented 82.9% of our total revenue.

Although we maintain direct relationships with our OEM and ODM end customers, we sell almost all of our IC products directly to distributors, who in turn sell our products to our end customers. In most cases, we use distributors at the request of our end customers to facilitate our end customer fulfillment logistics, but in some cases, our distributors also help market and sell our products. Our sales offices in China are located in Shanghai and Shenzhen, and we also have sales offices in the U.S., Taipei, Taiwan and Seoul, South Korea. Through these sales offices, we seek to maintain close contact with our end customers. Our sales and marketing staff, application engineers and other technical personnel work directly with end customers to provide complete reference designs using our analog ICs as well as to validate performance of our products and increase customer wins. Our sales, marketing and applications engineering team consisted of 89 people as of December 31, 2010, of which 63 were dedicated to the PRC, 17 to Taiwan, six to South Korea and three to the rest of the world, all of whom were our employees and sales agents. All of these employees are located in our offices in the areas for which they are dedicated to, except that two of our employees dedicated to South Korea are based in Taiwan and one of our employees dedicated to South Korea is based in our Shanghai office. The three employees dedicated to the rest of the world are located in Shanghai, Taiwan and the United States.

Our sales cycle typically begins with our first contact with an end customer or distributor and ends when we make the first shipment of product orders to the end customer or distributor. The length of the sales cycle varies, but typically ranges from three months to two years. Factors affecting the length of our sales cycles include, among other things, the technical capabilities of the end customer or distributor, the requirements for product customization, and the design and qualification process of the end customer or distributor.

Because we provide power management ICs to the consumer electronics market, our business is subject to seasonality. Our revenue is generally strongest in the third quarter and weakest in the first quarter of the year.

The table below describes net revenue by geographic region for the fiscal years ended December 31, 2008, 2009 and 2010:

	Years ended December 31,
GEOGRAPHIC REGION	2008	2009	2010
	(Dollars in thousands)
PRC and Hong Kong	$45,915	$63,316	$79,944
% of total net revenue	52.1%	62.8%	60.2%
Taiwan	$21,901	$25,192	$32,662
% of total net revenue	24.9%	25.0%	24.6%
South Korea	$15,116	$8,413	$12,150
% of total net revenue	17.2%	8.3%	9.1%
North America	$2,292	$1,278	$3,512
% of total net revenue	2.6%	1.3%	2.6%
Other Countries	$2,861	$2,645	$4,563
% of total net revenue	3.2%	2.6%	3.5%

Total net revenue	$88,085	$100,844	$132,831

Backlog

Backlog at December 31, 2010 was $17.5 million. We define backlog as accepted orders with a customer requested delivery date. Backlog is impacted by our manufacturing lead times, which was approximately three months on average in 2010. As is customary in the semiconductor industry, we allow orders to be canceled or deliveries delayed by customers within agreed upon parameters. As a result, backlog may not be an accurate predictor of our future revenue.

Research and Development

We focus our research and development activities on analog design, process technology improvement and systems architecture engineering. As of December 31, 2010, we employed a team of 175 engineering professionals in research and development, including 82 analog design engineers, 28 process technology engineers, 38 system-level design engineers and 27 product testing engineers. We believe our sizable research and development team enables us to rapidly implement our product and process technology roadmap and develop differentiated products.

Our research and development efforts for a specific product family typically take six to 18 months, depending on the product’s complexity. We have developed a library of analog cells, functional blocks, proprietary design methodologies and tools to further optimize our product designs and accelerate our time-to-market. As a result, our engineers are able to implement new designs efficiently, often re-using cells from our library.

We also develop new process technologies that we believe will be critical in our development and production of new products. These specialized process technologies enable us to optimize the performance of our products and reduce costs. The following table lists examples of the process technologies that we have optimized along with the relevant products for which they are being utilized:

Process	Process Description	Representative Technology Optimization	Relevant Products

Bipolar	Process used for manufacturing analog ICs capable of operating at high voltages

•   Beta+ device, which enables low drop out regulators with low quiescent operating current

•   Optimized mask combinations for mass volume production and high yield

•   Various optimizations for high power ICs

•   Operational Amplifier

•   Comparator

•   Data Interface Circuit

•   Shunt Regulator

•   Standard Linear Voltage Regulator

•   Low Dropout Voltage Regulator

•   Constant Current Constant Voltage Controller

•   Boost LED Driver

•   Boost DC/DC Converter

•   Buck / Boost Converter

•   Hall Effect Sensor

•   Fan Motor Driver

CMOS	Most widely used semiconductor process technology, primarily utilized for digital logic circuits

•   Depletion mode MOS, which allows a smaller voltage reference to be used

•   Isolated MOS, which allow precision analog circuits to be integrated on the same chip with both digital logic and high power output stages

•   High voltage MOS, which increases integration to reduce external component counts

•   Reset (Voltage Detector)

•   CMOS Rail-to-Rail OPAMP and Comparator

•   Ultra Low Dropout Voltage Regulator

•   CMOS Low Dropout Voltage Regulator

•   High PSRR RF CMOS Regulator

•   Pulse Width Modulation Controller

•   Buck DC/DC Converter

•   Charge Pump LED Driver

•   Hall Effect Sensor

BiCMOS	Process that integrates bipolar technology for analog control with CMOS technology for digital control in a single IC	• High voltage resistors • Depletion mode MOS • Isolated MOS • Various high performance optimizations	• Pulse Frequency Modulation Controller • Power Factor Correction Controller • Boost LED Driver • Boost DC/DC Controller

BCDMOS	Process that integrates bipolar technology for analog control, CMOS technology for digital control, and DMOS technology for handling high current applications into a single IC

•   Integrated modular bipolar and Lateral DMOS (LDMOS) into the same process to optimize cost

•    Optimized safe operating area LDMOS for high density power switching operations with improved reliability

•    Optimized junction field effect transistor process to allow high voltage operation in a small silicon area

•    Various high performance optimizations

• Buck DC/DC Converter • Boost LED Driver

We spent $7.0 million, $6.2 million and $7.5 million in 2008, 2009 and 2010, respectively, on research and development, which represented approximately 8.0%, 6.2% and 5.7%, respectively, of our revenue in those years.

Manufacturing

We currently operate a fab located in Shanghai, China. Analog circuit design often utilizes larger geometries, relative to digital circuits, to facilitate precise device matching and placement and to manage high current and voltage requirements. As a result, the analog circuit manufacturing process generally requires significantly lower initial capital expenditures and less frequent replacement of manufacturing equipment, because the equipment is less vulnerable to technological obsolescence. Substantially all of our wafer fab equipment is previously owned.

We have achieved ISO9001:2008 certification in our current fab, and we have also been certified as meeting the standards of ISO14001:2004. ISO9001:2008 is a set of criteria for developing a fundamental quality management system, focusing on continuous improvement, defect prevention and the reduction of variation and waste. ISO14001:2004 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system.

We are building a second fab in Shanghai, China to increase our production capacity and enable us to implement a wider array of manufacturing technologies at smaller device geometries. We expect our second fab to become operational in the first half of 2012.

We also make use of foundry services in Taiwan and China to manufacture devices we are unable to support internally with our existing equipment as well as to address production demand that cannot be fulfilled in our fab. In these cases, we generally work with our foundry partners to implement our own proprietary process technologies in their fabs to ensure our products meet our required product performance. In 2010, since the capacity from our fab was mostly sufficient to support demand for our products, only a limited portion of our manufacturing needs was outsourced to third parties. However, as we grow our business and until our second fab is fully operational, we anticipate that an increasing portion of our manufacturing needs will be outsourced to third parties. When we outsource our manufacturing needs to third parties, we choose third-party manufacturers that possess the process technology to manufacture our wafers, have sufficient capacity to support our needs and are cost effective. For the quarter ended December 31, 2010, we outsourced approximately 15.1% of our total wafer production output. We anticipate that we will outsource up to 25% of our total product output prior to the second fab becoming operational depending on the growth of our business and the timing of our second fab becoming operational. Even after our second fab becomes operational, we intend to maintain a portion of our outsourced manufacturing capacity to maintain flexibility in order to be able to grow our production. We anticipate that we will outsource up to 15% to 20% of our total product output once our second fab becomes operational depending on the growth of our business.

We subcontract all of our packaging and a majority of our final product testing to third-party assembly and test providers in China. As of December 31, 2010, we had 11 qualified assembly and test subcontractors and are not dependent on any single subcontractor. We do not have any long-term agreements with these subcontractors.

Competition

Our markets are highly competitive, and we face significant competition for products in each of our business areas. We compete with global analog semiconductor providers such as Advanced Analog Technology, Inc.; Diodes Incorporated; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; STMicroelectronics N.V. and Texas Instruments Incorporated. We do not compete with digital semiconductor providers. Competition in our markets depends upon a number of factors relating to products and services, including:

•	price/performance ratio;

•	functionality and integration level;

•	quality and reliability;

•	breadth of product lines;

•	on-site technical service and support;

•	system know-how and support;

•	production flexibility for unexpected demand; and

•	delivery in large volumes on a timely basis.

We believe we compete favorably with respect to these factors, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities and more financial resources.

Regulation

The integrated circuit industry in China is subject to substantial regulation by the PRC government. This section summarizes the material PRC laws and regulations that affect our business and operations in China.

Regulations and Policies that Encourage the Development of Semiconductor Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. On November 12, 2000, the Ministry of Finance, or MOF, the State Administration of Taxation, or SAT and the General Administration of Customs, or GAC, promulgated the Notices on the Relevant Taxation Policies to encourage the development of the Software and Integrated Circuit Industry, or the IC Notice. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export related matters concerning integrated circuit design enterprise (ICDEs) and integrated circuit production enterprises (ICPEs).

Accreditation of ICPEs

Only duly accredited ICPEs may qualify for preferential industrial policies.

Pursuant to the Administration Measures for Accreditation of Integrated Circuits Enterprises Encouraged by the State (Trial Implementation) jointly issued by the National Development and Reform Commission, or NDRC, the MII, the SAT, and General Administration of Customs, or GAC, on October 21, 2005, in order to obtain accreditation, an ICPE must:

•	be a legally established enterprise whose business is production of integrated circuits;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality;

•	generate more than 60% of its total annual revenue from the production of integrated circuits; and

•	commit no illegal actions verified by a competent local taxation authority.

The NDRC, the MII, the SAT and the GAC are the authorized examination and approval administration for accreditation of ICPEs.

SIM-BCD has received accreditation as an ICPE according to Circular Regarding Issuing List of Integrated Circuits Enterprises Encouraged by the State for the year 2009 promulgated by NDRC, MII, SAT and GAC on November 17, 2009, and is entitled to the preferential industrial policies described below.

Encouragement of Foreign Investment in Semiconductor Industry

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the NDRC and the Ministry of Commerce on October 31, 2007, foreign investment in integrated circuit design and production of ICs that have a linewidth of 0.18 micron and less is encouraged and may be eligible for certain types of preferential treatment as stipulated in PRC laws and regulations.

Preferential Taxation Policies

Under the IC Policies, the IC Notice and other relevant PRC regulations, semiconductor companies, including us, are entitled to the following preferential tax treatment if they meet the following criteria:

Enterprise income tax. Each of our PRC subsidiaries is subject to taxation pursuant to the applicable tax law and other regulations as a FIE. Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries. Enterprises with foreign investment engaged in the energy and transportation industries enjoy exemption from or reduction of foreign-invested enterprise income tax, or FIE income tax.

Under the Enterprise Income Tax Law and subject to approval by the local tax authorities, SIM-BCD was entitled to a full exemption from FIE income tax for two years starting on January 1, 2008, and a 50% reduction for the following three years. For the potential effects of the Enterprise Income Tax Law on our preferential tax treatments, see “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in the PRC or the imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.”

Exemption of customs duties and import-related value-added tax. Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less are exempt from customs duties and import-related value-added tax when importing raw materials and consumables used for self-production.

The Raw Materials Taxation Notice issued on October 10, 2004 further sets forth a detailed list of the raw materials and consumables used for self-production of qualified ICPEs that are subject to the preferential tax treatment set forth above.

Under the IC Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions as approved by the State Council, exempt from customs duties and import-related value-added tax.

Under the Construction Materials Taxation Notice issued on September 26, 2002, the importation of construction materials and auxiliary equipment, specifically for clean rooms, and spare parts for the production of integrated circuits (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less is exempt from customs duties and import-related value-added tax.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

The intellectual property laws of China and the United States are based on written statutes. However, in contrast to the U.S. system, while prior court decisions in China may be cited for reference, they have only limited precedential value. PRC law is generally less protective of intellectual property rights compared to United States law and, historically, PRC courts often have not enforced the intellectual property laws of China to the same degree as United States courts might enforce the intellectual property laws of the United States. The primary differences between PRC and U.S. intellectual property law include the registration procedure, the protection period and the remedies for protection and enforcement of intellectual property. For example, China follows a first-to-file rule where patents are issued to the first applicant to file a patent for an invention, while the United States follows a first-to-invent rule where patents are issued to the first inventor. Similarly, PRC trademark law is based on a first-to-register system as opposed to the United States’ first-to-use system.

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including, among others:

•

the Patent Law of the People’s Republic of China, or the Patent Law, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and as amended on August 25, 2000, and December 27, 2008 respectively;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991 and as amended on October 27, 2001 and February 26, 2010, respectively;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, promulgated on April 2, 2001, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

•

the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial Protection for the Construction of an Innovative Country, which was circulated in January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights such as patents, and integrated circuit lay-out designs in this circulation.

Our IC products are protected by these laws and regulations.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use patented technology if: (i) after three years from the date a patent is granted and after four years from the date a patent application is filed, a patent holder fails to exploit, or fully exploit, its or his patent without any justifiable reason or (ii) a patent holder’s act of exercising its or his patent rights is determined by judicial or administrative procedures to be a monopolizing act and granting a compulsory license to another party would eliminate or reduce the adverse effects on competition. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses or to uses that counter anti-competitive actions.

Under the Layout Design Regulations, the Intellectual Property Administration Department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or a department of supervision and inspection against unfair competition.

Environmental Regulation

Our PRC subsidiaries are subject to a variety of PRC environmental laws and regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon the completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after the examination and acceptance by the relevant environmental authority, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge permits for the above wastes and noise are then issued for a specified period of time. SIM-BCD has received approvals of the relevant environmental assessment impact reports and has obtained the discharge permits for its operation.

From time to time during the operation of our PRC subsidiaries, and also prior to renewal of the necessary discharge permits, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines, imposition of a time period within which rectification must occur or even suspension of operations.

We believe that we have complied with the PRC environmental regulations described in this section in all material respects.

Enterprise Income Tax Regulation

On March 16, 2007, the National People’s Congress approved and promulgated the Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the Enterprise Income Tax Law, which took effect simultaneously with the Enterprise Income Tax Law. Under the Enterprise Income Tax Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The Enterprise Income Tax Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the Enterprise Income Tax Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations.

On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the Enterprise Income Tax Law. According to the Enterprise Income Tax Law and approval issued by the local tax authority, SIM-BCD is entitled to a full exemption from FIE income tax for two years starting on January 1, 2008 and a 50% reduction in FIE income tax for the three years thereafter. While the Enterprise Income Tax Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTEs enjoying special support from the state. Following the effectiveness of the Enterprise Income Tax Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

According to the Enterprise Income Tax Law, entities that qualify as high technology companies “specially supported” by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. According to the Circular on Issuing Management Measures for Identification of High-Tech Enterprises (Guo Ke Fa 2008 No. 172) jointly issued by Ministry of Science and Technology, MOF and SAT on April 14, 2008, and the Circular on Issuing Guideline for the Management Measures for Identification of High-Tech Enterprises jointly issued by Ministry of Science and Technology, MOF and SAT on July 8, 2009, determination of HNTE status at the provincial level satisfies HNTE accreditation at the national level.

Pursuant to this circular, an HNTE must meet, among other things, the following criteria:

•

A company registered in China must independently own the intellectual property rights of the core technology of its main products and services. These intellectual property rights must be acquired within the three most recent years through certain specified manners, including through independent research and development, transfers, donations, mergers and acquisitions or the company must possess exclusive licenses for the intellectual property rights of the core technology of its main products and service for more than five years.

•	A company’s products and services must be in certain fields qualifying as High and New Technology.

•

A company’s technical employees with college degrees or higher must account for more than 30% of the company’s total number of employees within any given year and the company’s research and development employees must account for more than 10% of the company’s total number of employees within any given year.

•

A company’s research and development expenses as a percentage of its sales revenue must meet the following requirements: (a) a company with sales revenue less than RMB50 million in the previous year may not have its R&D expenses equal less than 6% of its total annual sales revenue; (b) a company with sales revenue of RMB50 million to RMB200 million in the previous year may not have its research and development expenses equal less than 4% of its total annual sales revenue; and (c) a company with sales revenue of more than RMB200 million in the previous year may not have its research and development expenses equal less than 3% of its total annual sales revenue. In addition to these requirements, a company’s research and development expenses incurred in China must not be less than 60% of its total research and development expenses.

•	Revenue from a company’s high-tech products or services must account for more than 60% of its total annual revenue within any given year.

HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and a company must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. SIM-BCD was recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau on November 25, 2008 and is entitled to a preferential tax rate of 15% until November 2011, at which time SIM-BCD intends to re-apply for HNTE status. For the potential effects of the Enterprise Income Tax Law on our preferential tax treatments, see “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.”

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under a recent circular issued by the State Administration of Taxation on April 22, 2009, a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations operate primarily in the PRC; (ii) its financial and human resources decisions are made in the PRC; (iii) its major assets, books and records, company seals and meeting minutes of its board of directors and shareholders are located or kept in the PRC; and (iv) more than half of its directors or senior officers with voting rights reside in the PRC. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC in 2011; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to the Company are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the Enterprise Income Tax Law, foreign shareholders and ADS holders could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding obligations for any dividends we pay to our non-PRC shareholders and ADS holders”.

Regulations on Land Use Tax

Since January 1, 2007, foreign-invested enterprises like us are subject to annual land use taxes under the revised PRC Land Use Tax Tentative Regulations.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE or its competent local branches.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE or its competent local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission, or their respective competent local branches.

On August 1, 2008, the State Council further amended the PRC Foreign Exchange Administration Regulations, or the New Foreign Exchange Administration Regulations, which became effective on August 5, 2008. According to the New Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC as well as deposited overseas. However, the conditions and time limitations for the repatriation into the PRC and the overseas deposits of foreign exchange earnings are determined by the foreign exchange management departments of the State Council. Such conditions and time limitations for foreign exchange earnings will be determined based on the status of international payment balances and the need for foreign exchange management. Furthermore, under the New Foreign Exchange Administration Regulations, foreign exchange earnings under current account items may be sold to financial institutions that engage in the business of settlement, sale and payment of foreign exchange.

Companies in China, including foreign-invested companies that require foreign exchange for transactions relating to current account items, may, without the approval of the SAFE, make payments from their foreign exchange accounts or convert RMB and pay at the designated foreign exchange banks, provided that valid proof of the transaction is provided. Foreign-invested companies that need foreign currencies for the distribution of profits to their shareholders may, with the approval of their board of directors, effect payment from their foreign exchange account or convert RMB and pay at the designated foreign exchange banks. Conversion of foreign exchange for certain capital account items, such as direct investment and capital contribution, is still subject to restrictions and prior approval from, or registration with, SAFE, or its competent branch, as required by law. As foreign-invested enterprises, our PRC subsidiaries are subject to the applicable regulations on foreign exchange.

Regulations on Foreign Shareholder Loans to PRC Entities

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to FIEs, including their subsidiaries in China, are considered foreign debt, and such loans must be registered with local branches of SAFE. Under the provisions, FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount capital contribution made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration of Industry and Commerce or its local counterpart. Our PRC subsidiaries are FIEs subject to the regulations discussed above.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated distributable profits as determined in accordance with PRC accounting standards and their articles of association. Remitting dividends by a wholly foreign-owned enterprise out of China will be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Our wholly-owned subsidiaries should allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The allocation percentage of such funds is decided by our wholly-owned subsidiaries. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. These requirements apply to each of our PRC subsidiaries which are wholly-owned.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents (as determined under the SAFE regulations) to penalties under PRC foreign exchange administration regulations.

If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We have notified all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Regulations on Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals relating to current account items and capital account items. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange, issued on January 5, 2007 by SAFE, specify approval requirements by the overseas listed company for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.

On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, if a PRC citizen participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with share purchases or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Share Option Rule upon the listing of our ADSs on the Nasdaq Global Select Market. If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and other legal or administrative sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries are obligated to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities, which could include a fine in an amount ranging from 50% to three times the amount of taxes we failed to withhold.

Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, or the CSRC, and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.

Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors will be subject to the approval from Ministry of Commerce or its competent local branches. In particular, the M&A Rules require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing of their securities on an overseas stock exchange.

On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China— The approval of the China Securities Regulatory Commission, or the CSRC, may be required in order to publicly trade our ADSs; a failure to obtain this approval could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” Given that we completed our restructuring of SIM-BCD into a wholly foreign-owned enterprise before September 8, 2006, the effective date of the new regulations, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market. However, it remains uncertain how the M&A Rules will be interpreted or implemented; and therefore, the relevant PRC government agency, including the CSRC or PRC courts, may reach a different conclusion than we have reached.

The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulations on PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, the transfer of patent application rights and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology that does not fall into the above two catalogs, can be imported or exported upon the registration with competent commercial administration authority. The transfer of technology between us and our PRC subsidiaries is subject to these requirements. For further details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.”

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, which is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts.

According to the Labor Contract Law, a labor relationship is established on the first day when an employee is employed by an employer and a written contract shall be entered into within one month after establishing such relationship. Employers must pay employees double income in circumstances where an employer fails to enter into an employment contract within one year with an employee who works for the employer for a period exceeding one month. Where such period exceeds one year, the parties are deemed to have entered into a labor contract with an “unlimited term.” Employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with an unlimited term. The employer must pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In the labor contract, an employer can require an employee to keep its commercial secrets and intellectual properties in confidence, and impose upon the employee an obligation of confidentiality. The employer can also request the employee to refrain from engaging in a competing business after the employment is terminated in exchange for reasonable compensation. The amount of compensation an employer may seek for an employee’s breach of contract may not exceed the cost of training supplied to the employee. Employees may terminate their employment contracts if their employers have not made social insurance contributions for them in accordance with applicable laws. Employers who demand money or property from employees by way of guarantee or otherwise may be fined a maximum of RMB2,000 for each such employee. Employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay employees compensation in the order of 50% to 100% of the amount of the salary deprived.

Under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have worked for an employer for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who have been deprived of such vacation time by employers shall be compensated for three times their regular salaries for each such vacation day, unless the employees waive such vacation days in writing. As a result of these new laws and regulations designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

C.	Organizational Structure

We are a holding company with two wholly-owned PRC direct subsidiaries and one Hong Kong direct subsidiary. Our direct PRC subsidiaries are SIM-BCD, which is our primary operating entity, and BCD Shanghai. In August 2010, we began the steps necessary to dissolve BCD Shanghai. We expect the dissolution to be completed in the third quarter of 2011. Our direct Hong Kong subsidiary is BCD Semiconductor Limited, or BCD HK.

We hold five indirect subsidiaries, which are BCD (Shanghai) ME, a wholly-owned PRC subsidiary of SIM-BCD; BCD Semiconductor (Taiwan) Company Limited, or BCD Taiwan, a wholly-owned Taiwan subsidiary of BCD HK; Excel Power Technology Limited (Cayman Islands), or Excel Cayman, a wholly-owned Cayman Islands subsidiary of BCD HK; Excel Power Technology Limited (Hong Kong), or Excel HK, a Hong Kong subsidiary of BCD HK and BCD Semiconductor Corporation, or BCD US, a wholly-owned United States subsidiary of Excel HK.

Excel HK is the legal entity through which most of our export sales are channeled. BCD Taiwan, hosts our selling and marketing teams in Taiwan. BCD US hosts our sales and purchase functions in the U.S.

We also have a liaison office of Excel HK in South Korea.

D.	Property, Plant and Equipment

Properties

Our corporate headquarters are located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, China in facilities consisting of approximately 17,348 square meters pursuant to a lease that expires in 2056. This location consists of 69,807 square meters of land, of which we have set aside a portion for the construction of our second fab. We also lease approximately 6,274 square meters of additional space located at 800 Yishan Road, Shanghai, China for our manufacturing and warehouse facilities pursuant to various leases that all expire on December 31, 2020. For our sales and marketing operations, we maintain a number of offices across Asia.

In order to support our growth, we are building a second fab. We expect the total cost for the construction of our second fab to be approximately $32.2 million through the start of its operations in the first half of 2012. As of December 31, 2010, we have spent an aggregate of approximately $5.6 million on construction costs and purchase of equipment for the second fab. We used our operating cash to finance the construction of our second fab prior to our initial public offering. In 2011 and the first half of 2012, we intend to use a total of approximately $35.6 million of our cash available, which includes the net proceeds from our initial public offering, to finance the remaining construction of our second fab, including the currently planned capacity and future expansion. We expect our second fab to become operational in the first half of 2012. We anticipate that we will outsource up to 25% of our total product output prior to the second fab becoming operational depending on the growth of our business and the timing of our second fab becoming operational.

Even after our second fab becomes operational, we intend to maintain a portion of our outsourced manufacturing capacity to maintain flexibility in order to be able to grow our production. We anticipate that we will continue to outsource up to 15% to 20% of our total product output after our second fab becomes operational depending on the growth of our business.

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our manufacturing facilities. Our operations are subject to regulation and periodic monitoring by China’s Ministry of Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us, and we believe that we have been in material compliance with applicable environmental regulations and standards.

We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements.

We have obtained the ISO 14001:2004 certification for our current fab. The ISO 14001:2004 environmental management standard is a voluntary standard and part of a comprehensive series of quality standards for environmental management published by the International Standards Organization. The ISO 14001:2004 quality standard covers environmental management principles, systems and supporting techniques.

We believe we were the first China-based semiconductor manufacturer to be certified as having met the requirements of the Sony Green Partner Program. The Sony Green Partner Program encourages suppliers of Sony to target the reduction and possible elimination of environmentally hazardous substances used in the production of their products. Green Partners must meet Sony’s environmental standards and are required to work continuously to maintain and upgrade their environmental management systems. Green Partner status is ordinarily reviewed every two years.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified including the notes thereto included elsewhere in this Annual Report on Form 20-F as well as “Item 3.A Key Information—Selected Consolidated Financial Data.” We undertake no obligation to update publicly any forward-looking statements in this Annual Report on Form 20-F.

A.	Operating Results

Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK Computer, Inc., Changhong Electric Co., Ltd., Chicony Power Technology Co., Ltd., Emerson Electric Co., Foxconn Electronics Inc., Giga-Byte Technology Co., Ltd., Guangzhou Digital Rowa Technology Company Limited, Konka Group Co., Ltd., LG Electronics Inc., TP-LINK Technologies Co., Ltd and TPV Technology Limited. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

Principal Statement of Operations Line Items

The following paragraphs describe the principal line items set forth in our consolidated statements of operations:

Net revenue. We generate revenue primarily from the sale of analog power management semiconductor products. We sell our analog power management ICs primarily through a regional network of independent distributors with support from our internal selling and marketing team, which stimulate demand especially for our new products or in markets into which we are beginning to sell. We also derive a limited portion of our revenue from providing foundry services. We provide our foundry services directly to selected end customers through foundry service agreements.

In 2010, sales through our network of distributors accounted for 82.9% of our total revenue. In 2010, our 10 largest distributors accounted for 60.2% of our total revenue. In 2010, no distributor or other customer accounted for more than 10% of our revenue. We do not have long-term agreements with our distributors. Our distributors may terminate their relationships with us with advance notice of up to three months.

Cost of revenue. Our cost of revenue consists principally of:

•	direct materials, which principally consist of packaging, raw wafer costs, chemicals and certain gases;

•	salaries and other compensation for employees directly involved in manufacturing activities, including share-based compensation expense;

•	depreciation and amortization; and

•	overhead, including electric power, maintenance of production equipment, indirect materials, production support, quality control, and facilities and building rent.

Our cost of revenue also includes product warranty cost and impairment loss on inventories. We provide warranty for defects within two years from the date that the product is manufactured. We accrue the estimated costs of warranties based on our historical warranty expense patterns. We record adjustments to write down the cost of obsolete inventory to the estimated market value based on the aging of inventory and historical demand for our products.

Operating expenses. Our operating expenses consist of the following:

•

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials costs, office rent, share-based compensation expenses, depreciation and maintenance on the equipment used in our research and development efforts. Research and development expenses also include costs related to pilot production activities prior to the commencement of commercial production. As we expand our product portfolio, we expect our research and development expenses will increase in absolute dollar terms in future periods.

•

Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in selling and marketing activities, commercial promotions and other publicity-generating events, share-based compensation expenses and costs of product samples. We expect our selling and marketing expenses to increase in absolute dollars in future periods as we undertake additional direct selling and marketing efforts to increase direct contacts with our industry-leading customers.

•

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance, human resource and information technology personnel, commercial insurance, fees for professional services, share-based compensation expenses and provision for doubtful accounts receivable. We expect our general and administrative expenses to increase in absolute dollar terms in future periods as we support our expanding operations, and as a result of expenses associated with being a public company.

Other income (expenses). Our other income (expenses) consist of:

•	Interest income. Interest income has been primarily derived from time deposits.

•	Interest expense. Interest expense has been primarily attributable to our bank loans.

•

Foreign exchange gain (loss). Foreign exchange gain or loss is the financial impact of fluctuations of foreign exchange rates over transactions or monetary assets and liabilities that are denominated in a currency other than the accounting functional currency.

•

Gain (loss) on valuation of financial instruments. We enter into forward foreign exchange contracts to mitigate risks of the possible adverse impact resulting from exchange rate fluctuations between the U.S. dollar and RMB. We record any gain or loss from financial instruments to reflect the variations in the assessment of the fair value of our unsettled forward foreign exchange contracts.

•

Gain (loss) on valuation of warrant liability. As a consequence of the adoption of ASC Topic 480 “Distinguishing Liabilities from Equity,” we revalue on a quarterly basis our outstanding warrants using the Black-Scholes option pricing model. The change in fair value of the warrant liability is then charged to income.

•	Other income, net. Other income, net principally consists of governmental subsidies and various miscellaneous income.

Taxation

We are a Cayman Islands company, and we currently conduct our operations through subsidiaries located in the PRC, Hong Kong, Taiwan and the United States. As a consequence, we, either directly or through one of our subsidiaries, are subject to taxation in each of these jurisdictions. Our principal operating entities are in China, and our applicable income tax rates are primarily driven by PRC tax laws. The following discussion is an overview of Cayman Islands and PRC taxation laws and policies, to which we are subject.

Cayman Islands tax. Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC tax. Prior to January 1, 2008, as a manufacturing wholly foreign-owned enterprise registered in Shanghai’s Caohejing Economic and Technological Development Zone, our primary operating entity, SIM-BCD, was entitled to a preferential income tax rate of 15% as well as an exemption from PRC enterprise income tax for two years commencing from the first profit-making year after utilizing all the prior year tax losses and, thereafter, to 50% relief from PRC enterprise income tax for the next three years. On January 1, 2008, the Enterprise Income Tax Law, its implementation rules and Guofa 2007 No. 39, or Circular 39, took effect simultaneously. These new rules and regulations provide a uniform enterprise income tax rate for PRC enterprises of 25% and provide a transition period for preferential lower tax rates and tax holidays under the previous tax laws, regulations and relevant regulatory documents. Pursuant to the above laws and regulations and the approval of relevant PRC local tax authorities, the applicable enterprise income tax rate for SIM-BCD, our principal operating entity, was 0% for each of the years ended December 31, 2008 and 2009 as we received the benefit of the two-year tax holiday described above. Our tax rate for the year ended December 31, 2010 was 11%. We expect our applicable tax rate for SIM-BCD to be 12%, and 12.5% for the years ended December 31, 2011 and 2012, respectively, as we receive the benefit of the 50% relief from PRC enterprise income tax for the next two years. If SIM-BCD continues qualifying as an HNTE, then its applicable tax rate will be 15% for 2013 and afterwards. SIM-BCD was subject to an enterprise income tax rate of 11% in 2010. According to the Enterprise Income Tax Law and its implementation rules, dividends classified as PRC-sourced income received by a non-resident enterprise are subject to a withholding tax at a rate of 10%. However, SIM-BCD is not subject to such tax withholdings because SIM-BCD has not made any dividend payments as we intend to use the retained earnings in our PRC subsidiaries to meet our increasing working capital needs as we grow our business in China and to finance the future expansion of our facilities in China.

We established BCD (Shanghai) ME in November 2009. BCD (Shanghai) ME is currently subject to a 25% uniform tax rate. We intend to qualify BCD (Shanghai) ME as an HNTE in order to lower its effective tax rate from 25% to 15%, but we may not be able to obtain this qualification before 2012.

Results of Operations

Year ended December 31, 2009 compared with year ended December 31, 2010

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the years ended December 31, 2009 and 2010.

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Net revenue	$100,844	100.0%	$132,831	100.0%
Cost of revenue(1)	75,230	74.6	89,324	67.2

Gross profit	25,614	25.4	43,507	32.8

Operating expenses:
Research and development(1)	6,244	6.2	7,548	5.7
Selling and marketing(1)	5,422	5.4	7,063	5.3
General and administrative(1)	7,661	7.6	7,473	5.6

Total operating expenses	19,327	19.2	22,084	16.6

Income from operations	6,287	6.2	21,423	16.1
Other income, net	44	0.1	288	0.2

Income before income tax	6,331	6.3	21,711	16.3
Income tax expense (benefit)	(577)	(0.6)	1,274	1.0

Net income	$6,908	6.9%	$20,437	15.4%

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Cost of revenue	$147	0.1%	$121	0.1%

Operating expenses:
Research and development	225	0.2	181	0.1
Selling and marketing	199	0.2	316	0.2
General and administrative	1,087	1.1	1,133	0.9

Total operating expenses	1,511	1.5	1,630	1.2

Total	$1,658	1.6%	$1,751	1.3%

Net revenue, Cost of revenue and Gross profit

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Net revenue	$100,844	100.0%	$132,831	100%
Cost of revenue	75,230	74.6	89,324	67.2

Gross profit	$25,614	25.4%	$43,507	32.8%

Net revenue. Our net revenue increased from $100.8 million in 2009 to $132.8 million in 2010. This increase was primarily a result of increased demand across product lines as the general economy recovered from the global economic downturn in the first half of 2009 and the introduction of new products. The recovery in 2010 was driven primarily by strong sales of our linear products, which increased from $69.6 million in 2009 to $82.6 million in 2010, which represented 62.2% of our net revenue in 2010. Revenue from our AC/DC products increased from $15.2 million in 2009 to $27.2 million in 2010 as we expanded our AC/DC products to new applications, in particular to the consumer electronics market in China. Revenue from our DC/DC products increased from $4.0 million in 2009 to $7.4 million in 2010 as we increased our sales volume from our end customers in China. Revenue of other products increased from $3.3 million in 2009 to $5.9 million in 2010 mostly due to the increased revenue from our hall sensor ICs as we expanded our market and increased our sales volumes for these products. Revenue from foundry services increased from $8.7 million in 2009 to $9.7 million in 2010 in line with our plan for utilization of our fab capacity. In 2010, we granted sales discounts of $0.1 million as compared to $0.7 million in 2009.

Cost of revenue. Our cost of revenue increased from $75.2 million in 2009 to $89.3 million in 2010 primarily due to increased product shipments.

Gross profit. Our gross profit increased from $25.6 million in 2009 to $43.5 million in 2010. Our gross margin increased from 25.4% in 2009 to 32.8% in 2010. The increase in our gross margin was mainly due to increased net revenue, changes in our product-mix, relatively stable average selling price, higher utilization of our fab capacities and other cost savings in our production operations.

Operating expenses

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Research and development	$6,244	6.2%	$7,548	5.7%
Selling and marketing	5,422	5.4	7,063	5.3
General and administrative	7,661	7.6	7,473	5.6

Total operating expenses	$19,327	19.2%	$22,084	16.6%

Operating expenses. Our operating expenses increased from $19.3 million in 2009 to $22.1 million in 2010, primarily due to higher research and development and selling and marketing expenses.

Research and development. Our research and development expenses increased from $6.2 million in 2009 to $7.5 million in 2010. Research and development material expenses increased from $1.1 million in 2009 to $1.5 million in 2010. Employment expenses also increased from $4.1 million in 2009 to $4.9 million in 2010 as a result of an increase in research and development employees to support our new product development efforts. The total headcount of our employees performing research and development functions increased from 125 on December 31, 2009 to 140 on December 31, 2010.

Selling and marketing. Our selling and marketing expenses increased from $5.4 million in 2009 to $7.1 million in 2010. This increase was primarily the result of increases in salary and other compensation costs related to hiring additional selling, marketing personnel and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 105 on December 31, 2009 to 124 on December 31, 2010.

General and administrative. Our general and administrative expenses decreased from $7.7 million in 2009 to $7.5 million in 2010. This decrease was primarily the result of decreased expenses attributable to averted litigation and other related costs which decreased from $1.1 million in 2009 to $0.3 million in 2010. This decrease was partially offset by the increase in salary and related compensation for our employees in the general and administrative functions. In addition, although the total headcount of our employees performing general and administrative functions increased from 79 in December 31, 2009 to 94 in December 31, 2010, share-based compensation charges did not increase in 2010.

Income from operations. Our income from operations increased from $6.3 million in 2009 to $21.4 million in 2010. This increase was primarily due to an increase in net revenue of 31.7 % and gross margin growth from 25.4% in 2009 to 32.8% in 2010.

Other income, net and Income tax expense (benefit)

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Other income, net	$44	0.1%	$288	0.2%
Income tax expense (benefit)	(577)	(0.6)	1,274	1.0

Other income, net. In 2009, we recorded a gain of $44,000 from net other income as compared to a gain of $288,000 in 2010. In 2010, as we decreased total bank borrowings, we were able to decrease interest expense which was $737,000 in 2009 and $448,000 in 2010. We revalued warrants issued in prior years, and the change in fair value of these warrants resulted in a gain of $145,000 in 2009 and a gain of $613,000 in 2010. In addition, we also recorded a gain of $762,000 from the change in the fair value of foreign currency forward.

Income tax expense (benefit). We recorded an income tax benefit of $577,000 in 2009 as compared to income tax expense of $1.3 million in 2010 as the tax rate applicable to SIM-BCD increased from 0% in 2009 to 11% in 2010 due to the expiration of the certain preferential tax treatment for SIM-BCD. Please also see our analysis regarding the taxation under “Item 5.A Operating and Financial Review and Prospects—Operating Results—Taxation.”

Net income

Net income. Our net income increased from $6.9 million in 2009 to $20.4 million in 2010. This increase was primarily due to a 31.7% increase in net revenue and gross margin growth from 25.4% in 2009 to 32.8% in 2010 partially offset by increased operating expenses in 2010 compared to 2009.

Year ended December 31, 2008 compared with year ended December 31, 2009

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the years ended December 31, 2008 and 2009.

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
	(Dollars in thousands)
Net revenue	$88,085	100.0%	$100,844	100.0%
Cost of revenue(1)	69,587	79.0	75,230	74.6

Gross profit	18,498	21.0	25,614	25.4

Operating expenses:
Research and development(1)	7,013	8.0	6,244	6.2
Selling and marketing(1)	4,487	5.1	5,422	5.4
General and administrative(1)	10,178	11.5	7,661	7.6

Total operating expenses	21,678	24.6	19,327	19.2

Income (loss) from operations	(3,180)	(3.6)	6,287	6.2
Other income (expense), net	(1,665)	(1.9)	44	0.1

Income (loss) before income tax	(4,845)	(5.5)	6,331	6.3
Income tax benefit	(43)	(0.0)	(577)	(0.6)

Net income (loss)	$(4,802)	(5.5)%	$6,908	6.9%

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
	(Dollars in thousands)
Cost of revenue	$132	0.1%	$147	0.1%

Operating expenses:
Research and development	182	0.2	225	0.2
Selling and marketing	164	0.2	199	0.2
General and administrative	1,728	2.0	1,087	1.1

Total operating expenses	2,074	2.4	1,511	1.5

Total	$2,206	2.5%	$1,658	1.6%

Net revenue, Cost of revenue and Gross profit

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
	(Dollars in thousands)
Net revenue	$88,085	100.0%	$100,844	100.0%
Cost of revenue	69,587	79.0	75,230	74.6

Gross profit	$18,498	21.0%	$25,614	25.4%

Net revenue. Our net revenue increased from $88.1 million in 2008 to $100.8 million in 2009. This increase was primarily a result of increased demand across product lines as the general economy recovered from the global economic downturn in 2008 and the first half of 2009 and the introduction of new products. The recovery in 2009 was driven primarily by strong sales of our linear products, which increased from $55.6 million in 2008 to $69.6 million in 2009, which represented 69.0% of our net revenue in 2009. Revenue from our AC/DC products increased from $14.2 million in 2008 to $15.2 million in 2009 as we expanded our AC/DC products to new applications, in particular to the consumer electronics market in China. Revenue from our DC/DC products increased from $2.7 million in 2008 to $4.0 million in 2009 as we increased our sales volume from our end customers in China. Revenue of other products increased from $2.6 million in 2008 to $3.3 million in 2009. Revenue from foundry services decreased from $13.0 million in 2008 to $8.7 million in 2009 as our fab utilization from the manufacturing of our own products was higher in 2009 resulting in less available capacity for our foundry services.

Cost of revenue. Our cost of revenue increased from $69.6 million in 2008 to $75.2 million in 2009 primarily due to increased shipments partially offset by a lower level of inventory write-downs in 2009.

Gross profit. Our gross profit increased from $18.5 million in 2008 to $25.6 million in 2009. Our gross margin increased from 21.0% in 2008 to 25.4% in 2009. The increase in our gross margin was mainly due to increased net revenue, cost savings in our production operations and decreased inventory write-downs in 2009 as compared to 2008. Our inventory write-downs decreased from $5.4 million in 2008 to $2.2 million in 2009. The decrease in inventory write-downs in 2009 was largely due to the recovery from the global economic downturn, which resulted in an increase in the marketability and turnover of our inventories.

Operating expenses

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
	(Dollars in thousands)
Research and development	$7,013	8.0%	$6,244	6.2%
Selling and marketing	4,487	5.1	5,422	5.4
General and administrative	10,178	11.5	7,661	7.6

Total operating expenses	$21,678	24.6%	$19,327	19.2%

Operating expenses. Our operating expenses decreased from $21.7 million in 2008 to $19.3 million in 2009, primarily reflecting our efforts to reduce our fixed costs in the context of a global recession as well as improvements made to the efficiency of our operations.

Research and development. Our research and development expenses decreased from $7.0 million in 2008 to $6.2 million in 2009. Research and development material expenses decreased from $1.9 million in 2008 to $1.1 million in 2009. Employment expenses, however, increased from $3.7 million in 2008 to $4.1 million in 2009 as a result of an increase in research and development employees to support our new product development efforts. The total headcount of our employees performing research and development functions increased from 113 on December 31, 2008 to 125 on December, 31, 2009.

Selling and marketing. Our selling and marketing expenses increased from $4.5 million in 2008 to $5.4 million in 2009. This increase was primarily the result of increases in salary and other compensation costs related to hiring additional selling, marketing personnel and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 89 on December 31, 2008 to 105 on December 31, 2009.

General and administrative. Our general and administrative expenses decreased from $10.2 million in 2008 to $7.7 million in 2009. This decrease was primarily the result of a decrease of $930,000 in litigation expense resulting from the settlement in 2009 of the patent litigation with Power Integrations that started in late 2007, savings attributable to lower salary and other compensation costs which decreased from $3.0 million in 2008 to $2.6 million in 2009 as a result of headcount reduction in response to the global economic downturn, and reduced share-based compensation charges, which decreased from $1.7 million in 2008 to $1.1 million in 2009. The total headcount of our employees performing general and administrative functions declined from 84 on December 31, 2008 to 79 on December 31, 2009.

Income (Loss) from operations

Income (loss) from operations. Our income (loss) from operations improved from a loss of $3.2 million in 2008 to income of $6.3 million in 2009. This improvement was primarily due to an increase in net revenue of 14.5%, gross margin growth from 21.0% in 2008 to 25.4% in 2009 and decreased operating expenses in 2009 versus 2008.

Other income (expense), net and Income tax expense

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
	(Dollars in thousands)
Other income (expense), net	$(1,665)	(1.9)%	$44	0.0%
Income tax expense (benefit)	(43)	(0.0)	(577)	(0.6)

Other income (expense), net. In 2008, we recorded a loss of $1.7 million from net other income as compared to a gain of $44,000 in 2009. In 2009, as we decreased total bank borrowings, we were able to decrease interest expenses which were $1.0 million in 2008 and $737,000 in 2009. We revalued warrants issued in prior years, and the change in fair value of these warrants resulted in a loss of $926,000 in 2008 and a gain of $145,000 in 2009.

Income tax expense (benefit). We recorded an income tax benefit of $43,000 in 2008 as compared to $577,000 in 2009 as a result of recognition of a deferred tax asset. Please also see our analysis regarding the taxation under “Item 5.A Operating and Financial Review and Prospects—Operating Results—Taxation.”

Net income (loss)

Net income (loss). Our net income (loss) improved from a net loss of $4.8 million in 2008 to net income of $6.9 million in 2009. This improvement was primarily due to a 14.5% increase in net revenue, gross margin growth from 21.0% in 2008 to 25.4% in 2009, decreased operating expenses in 2009 compared to 2008 and an increase in income tax benefit from $43,000 in 2008 to $577,000 in 2009.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Prior to our initial public offering in February 2011, we had financed our operations primarily through the private sales of preference shares with cumulative gross proceeds of $90.9 million as of December 31, 2010. Additionally, we have financed operations through cash generated from operations and the issuance of debt. Our principal source of liquidity consists of our cash, which was $44.7 million as of December 31, 2010. At the initial public offering, we obtained net proceeds of $49.1 million through the issuance of ADSs, with each ADS representing six ordinary shares.

We also obtained short-term loans from banks to maintain our liquidity. As of December 31, 2010, we had $12.0 million in short-term bank loans. During 2010, the largest outstanding balance of the short-term loans was $12.0 million, and the weighted average outstanding balance was $8.6 million with an average interest rate of 4.59%. Fluctuations in our short-term borrowings during 2010 were the result of shortfalls in our cash flows from operations to cover our varying working capital needs, which is subject to seasonality, and the availability of such loans on commercially favorable terms.

The following table sets forth a condensed summary of our cash flows for the years ended December 31, 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
	(Dollars in thousands)
Net cash provided by (used in) operating activities	$9,616	$18,494	$21,771
Net cash provided by (used in) investing activities	(12,168)	(3,519)	(13,862)
Net cash provided by (used in) financing activities	(4,579)	(3,580)	3,091

Net increase (decrease) in cash	$(7,131)	$11,395	$11,000

Net Cash Provided by Operating Activities

In 2008, 2009 and 2010, our operating activities generated net cash of $9.6 million, $18.5 million and $21.8 million, respectively. Our primary uses of cash from operating activities have been for personnel-related expenditures, costs related to our facilities and packaging costs.

Our net cash generated from operating activities for 2010 was $21.8 million. This was primarily attributable to net income of $20.4 million in 2010. Our accounts receivable as of December 31, 2010 increased by $1.1 million as compared to our accounts receivable as of December 31, 2009 as a result of an increase in revenue in the fourth quarter of 2010 as compared to the fourth quarter of 2009.

Despite this increase in accounts receivables, our days sales outstanding, or DSOs, declined from 49 days as of December 31, 2009 to 48 as of December 31, 2010, primarily due to our continued efforts in collecting receivables and evaluating and managing customer credit and taking necessary actions to reduce DSOs. This has also resulted in the decrease of our allowance for doubtful accounts. In addition, we drew down on a credit line available to SIM-BCD, which resulted in an increase of $5.0 million in notes payable as of December 31, 2010 as compared to December 31, 2009.

Our net cash generated from operating activities for 2009 was $18.5 million. This was primarily attributable to net income of $6.9 million in 2009 and to improvements in managing operating working capital. Our accounts receivable as of December 31, 2009 increased by $9.2 million as compared to our accounts receivable balance as of December 31, 2008 as a result of an increase in revenue in the fourth quarter of 2009 as compared to the fourth quarter of 2008. Despite this increase in accounts receivables, our days sales outstanding, or DSOs, declined from 57 days as of December 31, 2008 to 49 as of December 31, 2009, primarily due to our establishment of a team dedicated to collecting receivables and tasked with evaluating and managing customer credit and taking necessary actions to reduce DSOs. Additionally, our inventory decreased by $4.1 million from $19.8 million at the end of 2008 to $15.7 million at the end of 2009.

Although our revenue in 2009 increased over 2008 by approximately $12.8 million, or 14.5%, the most significant increase occurred from the second half of 2008 in which our revenue was $36.0 million as compared to $58.6 million in the second half of 2009, or an increase of 62.8%. This was due to the impact of the global economic downturn on our business during the second half of 2008, which had begun to turn around by the start of the second half of 2009. Our revenue in the fourth quarter of 2008 was $12.2 million as compared to $27.7 million in the fourth quarter of 2009. Accounts receivables increased from $4.9 million at December 31, 2008, representing 40.2% of revenues for the quarter ended December 31, 2008, to $13.7 million at December 31, 2009, representing 49.5% of revenues for the quarter ended December 31, 2009. The increase in our accounts receivable was primarily driven by the increase in our revenue in the fourth quarter of 2009 as compared to the fourth quarter in 2008. Substantially all of the receivables as of December 31, 2009 were collected in the first quarter of 2010. Our accounts payable at December 31, 2008 and 2009 was $10.5 million and $16.1 million, respectively. The increase in the accounts payable was primarily driven by the increase in the value of materials purchased and the subcontracting activities related to the increase of our sales volumes in the fourth quarter of 2009 as compared to the fourth quarter of 2008.

Our net cash generated from operating activities for 2008 was $9.6 million. In 2008, we had a net loss of $4.8 million, which was more than offset by $13.0 million from variations in non-cash profit and loss items further augmented by a net decrease of $1.4 million in working capital items primarily as a result of reduction in accounts receivable due to decreased revenue in the fourth quarter of 2008 resulting from the global economic recession.

Net Cash Used In Investing Activities

Our net cash used in investing activities was $12.2 million, $3.5 million and $13.9 million during 2008, 2009 and 2010, respectively.

In 2010, our cash used in investing activities of $13.9 million was primarily for the acquisition of PP&E in connection with the construction of our second fab and the upgrade of equipment and expansion of capacity for our existing fab.

In 2009, our cash used in investing activities of $3.5 million was primarily for the acquisition of PP&E. Due to the unusual economic conditions, we restricted our spending on PP&E to $3.0 million for the year.

In 2008, our cash used in investing activities of $12.2 million comprised of $8.2 million for the acquisition of PP&E primarily used for our fab maintenance and equipment for our process technology upgrades as well as completion of our headquarters in ZiZhu Science Park, an increase of $2.5 million in fixed-term deposits and $1.5 million for an equity investment in Dayan Shenzhen, one of our packaging and processing suppliers.

Net Cash Provided by (Used in) Financing Activities

Our net cash provided by (used in) financing activities was $(4.6 million), $(3.6 million) and $3.1 million during 2008, 2009 and 2010, respectively.

In 2010, our financing activities provided $3.1 million mainly due to net draw-downs on our short-term bank loans.

In 2009, our financing activities used $3.6 million due to net pay-downs on our short-term bank loans.

In 2008, our financing activities used $4.6 million due to net pay-downs on our short-term bank loans.

As of December 31, 2009, we had short-term borrowings totaling $8.6 million. These borrowings were from the Agricultural Bank of China, or ABC, and had a one-year term, subject to extension by agreement of the parties. These borrowings were originally due between March and April 2010, but were extended for an additional year and are now due in April 2011. As of December 31, 2010, we had $6.0 million denominated in RMB outstanding under loan agreements with ABC with an interest rate of 5.04% due in April 2011. Our borrowings with ABC are guaranteed by SIMIC, an affiliate of one of our 5% shareholders. In addition, we had a loan of $6.0 million denominated in U.S. dollars outstanding under a global banking facilities agreement with the Bank of Nanjing at interest rates ranging from 4.26% to 4.296%, which we fully repaid in March 2011.

Operating Capital

We believe that our current cash position, cash flows from operations and proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures, for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to maintain and upgrade existing manufacturing capacity, the continuing market acceptance of our products, the costs to build our second fab and other changing business conditions and future developments, including any additional investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under PRC law, PRC subsidiaries may pay dividends only after setting aside a portion of their net profits as reserve funds, subject to certain registered capital requirements. Payments by our PRC subsidiaries to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly. However, we do not intend, in the foreseeable future, to distribute the earnings from any of our PRC subsidiaries to our parent company incorporated in Cayman Islands.

Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval by PRC governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. The respective amounts of registered capital and total investment of our PRC subsidiaries are subject to approval from the PRC examining and approval authority. Once approved, we are obligated to make contributions to our PRC subsidiaries’ registered capital, which are not allowed to be withdrawn unless special approval is obtained from the original approval authority. With respect to foreign shareholder loans, the aggregate amount of loans of each of our PRC subsidiaries is limited to the difference between such PRC subsidiary’s registered capital and total investment. Moreover, each specific foreign shareholder loan and the repayment thereof must be filed with the relevant administration of foreign exchange. In addition, it is not permitted under PRC law for our PRC subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner. Historically, we have not been adversely affected by these restrictions.

Capital Expenditures

We made capital expenditures of $8.2 million, $3.0 million and $14.0 million in 2008, 2009 and 2010, respectively. In 2008, our capital expenditures were comprised of $4.2 million for equipment, $1.2 million for other operating facilities and $2.8 million for the completion of our headquarters building. In 2009, our $3.0 million capital expenditures were primarily for equipment and factory maintenance. In 2010, $8.5 million of capital expenditures were for the expansion of testing capacity and fab maintenance, and $5.6 million of capital expenditures were for second fab construction and equipment purchases for our second fab. Our planned capital expenditures for 2011, are projected to be $34.2 million, which includes approximately $7.6 million for equipment upgrades and capacity expansion in our existing fab and approximately $26.6 million for the construction of the first phase of our second fab. In addition, we plan to start construction on an additional building in our second fab by the end of 2011 in preparation for our future capacity expansion. We estimate that the cost for this additional building to be approximately $9.0 million, which will be incurred by us after 2011. In order to upgrade our process technologies and meet our capacity expansion plans, we are building a second six-inch wafer fab on our current unused land in ZiZhu Science Park. We started the construction of the facilities in the fourth quarter of 2010. We target to start the production for our business in the second fab in the first half of 2012.

Contingent Liabilities

We indemnify third parties with whom we enter into contractual relationships, including our end customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, third-party products liability claims or other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to our products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to our products not yet purchased upon written notice.

From time to time, we may become a party to various litigation matters incidental to the conduct of our business, such as the patent litigation we settled in 2009. Such litigation can be time consuming and costly, whether or not we ultimately prevail or settle the matter.

Critical Accounting Policies and Estimates

General. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We review our estimates on an on-going basis, including allowances for doubtful accounts, sales discounts, valuation of inventories, valuation of derivative instruments, useful lives and commencement of productive use of property, plant and equipment, impairment of investment and long-lived assets, accruals for product warranty costs, valuation of warrant liability, and share-based compensation expense We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates, and we may experience material unanticipated effects on our operating results and financial position. We believe the following critical accounting policies involve our more significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue recognition. We recognize revenue, net of value-added tax, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products is recognized upon shipment (when title and risk passes) to customers, net of accruals for estimated sales returns and discounts. We recognize revenue from our analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of our sales are made through distribution arrangements with third parties. We recognize revenue upon shipment to the majority of those third-party distributors under these distribution arrangements. Our arrangements with distributors do not include price protection provisions. The majority of our distribution agreements include non-exclusive rights to sell and the obligation to use best efforts to promote and develop a market for our products in certain regions of the world. The agreements are subject to termination by either party with up to three months notice.

Revenue for the sales made through distributors are not recognized if we observe any of the conditions listed below as they may indicate the collection is not reasonably assured: (i) shipments to a distributor when inventories at a distributor are in excess of three months of supply; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, including extended payments terms, additional rights of returns or allowances and inventory consignments; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high credit risk based on factors including, but not limited to, the distributor’s registered capital, historical financial data, guaranty provided and historical credit records; or (v) other indications that may indicate that the collection of receivables is not reasonably assured. Beyond the aforementioned quantitative factors, management also considers qualitative factors to assess collectability of our sales revenue, including but not limited to credit history of distributors, collateral provided by distributors and current and projected business volumes to determine whether the revenue related to distributors should be recognized upon shipment. On a monthly basis, our sales force collects information regarding stock levels in our distribution channels. We then base our revenue recognition analysis on the information gathered. Accordingly, revenue of $849,000 and $669,000 was not recognized upon shipment as of December 31, 2009 and 2010, respectively. In these cases, revenue is ultimately recognized only when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

Prior to January 1, 2009, our arrangements with distributors included limited stock rotation rights that permitted the return of a small percent of the monetary value of the previous three or six months’ purchases. We limited the stock rotation rights of distributors such that only those distributors meeting certain purchase targets were granted a limited right of return depending on territorial region of purchases for each quarter or six-month period on a calendar basis. The provisions related to recognized revenue were based on historical returns over the prior 18-month period assessed on a quarterly basis. Starting January 1, 2009, we canceled this right of return, and sales through third-party distributors no longer included return rights.

Prior to January 1, 2009, we also provided sales discounts and rebates to distributors and end customers to provide more incentive to purchase from us. We recorded a provision for sales discounts and rebates in the period the related revenue was recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements were prepared that would significantly affect the provision in accordance with the guidance set forth in ASC Topic 605, “Revenue Recognition.” Starting January 1, 2009, we canceled our sales rebate policy, and the unused sales rebate was then reversed accordingly.

Since the stock rotation and sales rebate policies were terminated at the end of 2008, we now offer sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets. Such incentives are accrued for at the time of sale and recorded as a reduction of the related revenue.

Inventories. We value our inventories at the lower of cost or market value. Cost comprises direct materials, labor, indirect labor and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis.

We periodically write down the value of inventories and record as cost of revenue, based on our assessment of inventory obsolescence. The determination of obsolete inventory is based on the aging of inventory and historical demand for our products during the prior six-month period. Since the determination of obsolete inventory is largely based on the current period shipments, the actual outcome may be different from our estimation. If actual demand for our IC products and foundry services is less than estimated, additional inventory adjustments may be required, which could have a negative impact on our gross margin.

Long-lived assets. We operate in a capital-intensive business. A significant portion of our total assets consists of long-lived assets and is primarily property, plant and equipment. The net book value of our property, plant and equipment at December 31, 2010 was $31.5 million. Depreciation of our manufacturing equipment is computed on a straight line basis over the estimated useful life of three to five years, commencing from the date that the manufacturing equipment is placed into productive use. The estimated useful life and dates that the manufacturing equipment is placed into productive use reflect our estimate of the periods that we intend to derive future economic benefits from the use of the manufacturing equipment, including any anticipated technological evolution or environmental changes. Most of the manufacturing equipment we have purchased to date is previously-owned and the useful life is estimated based on the average useful life of new equipment less the average age of the equipment purchased. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in a future period. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful life, which is five years, and commences from the date the leasehold improvements are operational.

We review the carrying amount of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events we consider important which could trigger an impairment review include, but are not limited to, the following: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or our overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, we determine impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value of the assets, based on the present value of estimated future cash flows. The process of evaluating the potential impairment of long-lived assets requires significant judgment. We are required to review for impairment assets or groups of assets related to the lowest level of identifiable independent cash flows. In addition, because we must make subjective judgments regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the assets, changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. Our projection for future cash flow is generally less during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

Income taxes. We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. We pay current income taxes in accordance with the laws of the relevant taxing authorities. As our PRC operations have been profitable since 2007, we believe that our primary operating PRC subsidiary, SIM-BCD, could generate sufficient income to fully utilize the deferred tax assets recognized. We have taken steps to dissolve BCD Shanghai and, therefore, upon dissolution the net operating loss carry-forward related to BCD Shanghai would not be utilized. As a result, we have provided for a valuation allowance.

We adopted the provisions of ASC Topic 740, “Income Taxes,” and assess on a quarterly basis the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on the tax authority involved and the related technical merits. As a result of our assessment, we have not recorded any tax liability to date.

Warrant liability valuation. We adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series C preference shares were classified as a liability and re-measured at fair value. The change in fair value of the warrant liability is then recorded to the statement of operations. We estimate the fair value of the warrant liability using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants, and (vi) the expected dividend yield of the underlying preference shares. We make a number of assumptions in determining the fair value of the warrant liability and calculating these various factors. These assumptions, especially the fair value of the underlying shares, expected volatility and expected life of the warrants, are highly judgmental and could differ significantly in the future. Any change in these assumptions and the factors could significantly impact our warrant liability. For example, if the fair value of the underlying shares increases, our warrant liability could also increase.

The various assumptions we used in the Black-Scholes option pricing model for each applicable reporting period are further discussed below:

•

Estimated fair value of the underlying preference shares. We calculated the fair value of our consolidated enterprise value as of December 31, 2010 by using the combination of market approach and income approach; the consolidated enterprise value was then allocated to the preference shares. We did not use a discounted cash flow model for valuation dates prior to June 30, 2010 primarily because of the worldwide economic downturn, which caused uncertainty in regard to our anticipated financial performance of the company. Our management, therefore, believed that cash flow projections could not provide a reliable measurement of our fair value prior to June 30, 2010. In the second quarter of 2010, we began planning for our initial public offering and our management prepared more comprehensive financial objectives. As a result, with income data and market data available to us, both the income approach and the market approach were utilized in valuing our preference and ordinary shares as of December 31, 2010.

•

Expected life of warrants. We expected the warrants to be exercised upon the expiration of lock-up period after our initial public offering. and derived the expected life of warrants to be from the valuation dates as of December 31, 2010 to the expected initial public offering date in line with our initial public offering plan as of such time.

•

Expected volatility. We used the average volatility of approximately ten comparable publicly- traded semiconductor companies over the most recent period that is generally commensurate with the expected life of the warrants.

•	Risk free interest rate. We used the market yield of the China government bond with a remaining term equal to the warrant’s expected life as of December 31, 2010.

•

Expected dividend yield. We used an expected dividend yield of zero as we have never declared dividends on any preference shares due to the fact that we have had an accumulated deficit to date. We do not expect to pay dividends in the future.

The value of the warrant liability decreased by $145,000 and $613,000 for the years ended December 31, 2009 and 2010, respectively. The decrease in the year ended December 31, 2010 was primarily due to the decrease in the expected life of the warrant as a result of our initial public offering in 2011.

Accounting for share-based compensation. In 2008, 2009 and 2010, we granted 1,629,200, 6,023,420 and 2,336,500 share options, respectively, to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options that we grant. For options granted to our employees, we record share-based compensation expense based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

The determination of our share-based compensation expense for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual forfeitures. Our share-based compensation expense may change based on changes to our actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options; (ii) the estimated fair value of the underlying ordinary shares; (iii) the expected life of the options; (iv) the expected volatility of the underlying ordinary shares; (v) the risk-free interest rate during the expected life of the options; and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

Generally, the estimated fair value of our underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the market yield of a PRC government bond with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The board of directors determined the exercise price of options granted and believed the exercise price to be an approximation of fair value of ordinary shares at the time the board of directors granted such options. We engaged a third party valuation specialist to assist the board of directors in determining the fair value of the ordinary shares and validate that such fair value approximated the exercise price of the options for each set of option grants made since June 2007, other than the set of option grants made on July 29, 2009 for which our board of directors relied on an internal valuation performed by management using similar metrics that had been applied by the independent valuation specialist.

Determining the fair value of ordinary shares requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of the valuation. In assessing the fair value of our ordinary shares, we considered the following significant factors:

•	our financial and operating results;

•	the nature of our business since inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the semiconductor industry in the PRC;

•	the assumptions and basis of our financial projections;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business and market; and

•	the market-derived investment returns of entities engaged in the IC business.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted in 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
Risk-free interest rate of return	3.46 – 5.25%	3.39 – 4.76%	1.89% – 2.86%
Expected term (year)	5-6	5-6	5-6
Expected volatility	50.9 – 58.6%	57.0 – 59.3%	55.7% – 58.2%
Expected dividend yield	0	0	0
Expected forfeiture rate	14%	14%	14%

In determining the fair value of the underlying ordinary shares at the date of grant, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Our capital structure is comprised of preference shares and ordinary shares. According to our model derived with our third-party valuation specialist, enterprise value was allocated among preference shares and ordinary shares using an option pricing method which treats preference shares and ordinary shares as call options, with exercise prices based on the liquidation preference of the preference shares and anticipated exercise timing of a potential liquidation event.

Derivative instruments. A substantial majority of our revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in the currency exchange rate between U.S. dollars and RMB could have an impact on our operations and cash flows. To reduce the currency exchange risk, we periodically purchase foreign-exchange forward contracts from the Agricultural Bank of China. During the year ended December 31, 2010, we entered into foreign currency forward contracts with the contracted notional amount totaling $74.8 million. As of December 31, 2010, the notional amount of outstanding forward contracts was $41.8 million, which will be settled between January 2011 to September 2011. We adopted ASC Topic 815, “Derivatives and Hedging,” to account for the derivative instruments. In accordance with ASC Topic 815, our derivatives do not meet the criteria for hedge accounting, and we are required to mark to market the outstanding derivatives at the end of each reporting period and to recognize the change in fair value in earnings immediately. As of December 31, 2010, the fair value of these outstanding forward contracts was $762,000 and was recognized under other current assets in the consolidated balance sheet. For the year ended December 31, 2010, a valuation gain of $762,000 was recognized as other income in relation to the forward contracts.

Recent Accounting Pronouncements

In January 2010, the FASB issued the Accounting Standards Update, or ASU, No. 2010-06. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures,” that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. Except for the detailed disclosures of changes in Level 3 items, which will be effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010. See notes 15 and 16 related to warrant liability and foreign currency forward, respectively, to our consolidated financial statements for the disclosures required by ASU No. 2010-06.

In April 2010, the FASB issued ASU No. 2010-13 under Topic 718, “Compensation—Stock Compensation,” regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not believe this pronouncement will have a material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses

We rely on a combination of patent, copyright, maskwork rights, trademark and trade secret laws and contractual restrictions, which include non-competition provisions, to protect the proprietary aspects of our business and technology. As of December 31, 2010, we had 43 patent applications and 57 granted patents in China, and we had 28 patent applications and 10 granted patents in the United States. Our issued and allowed patents in China and the United States expire in the years beginning in 2014 through 2025 and 2024 through 2027, respectively. We do not depend on licenses to the proprietary technology of third parties to enable us to manufacture our products. We hold four trademark registrations in China. We have registered a trademark relating to our trade name “BCD” in China, but have not registered, and may not be able to register, such a trademark in the United States or elsewhere.

We spent $7.0 million, $6.2 million and $7.5 million on research and development expenses for the years ended December, 31, 2008, 2009 and 2010, respectively.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results” and “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

E.	Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2010.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Dollars in millions)
Short-term debt (1)	$12.1	$12.1	$—	$—	$—
Capital lease obligations	0.4	0.1	0.2	0.1	—
Operating lease obligations	6.9	1.1	1.9	3.9	—
Performance obligations (2)	3.1	—	—	—	3.1
Purchase obligations-property and equipment	1.9	1.9	—	—	—
Construction commitment for the second fab	25.5	23.2	2.3
Total	$49.9	$38.4	$4.4	$4.0	$3.1

(1)	Amount includes $12.1 million of loan principal and $130,000 of corresponding interest to be paid.
(2)	Includes our commitments under our investment agreement with ZiZhu Development in effect as of December 31, 2010.

Contractual Obligations and Commitments

Short-Term Debt

As of December 31, 2010, we had $6.0 million denominated in RMB outstanding under loan agreements with ABC with an interest rate of 5.04% due in April 2011. As of December 31, 2010, we had a loan of $6.0 million denominated in U.S. dollars outstanding under a global banking facilities agreement with the Shanghai branch of the Bank of Nanjing with an interest rate ranging from 4.26% to 4.296%. The loans are due in the period from September 2011 to November 2011. During 2010, the largest outstanding balance of the short-term loans was $12.0 million, and the weighted average outstanding balance was $ 8.6 million with an average interest rate of 4.59%. We enter into short term loan agreements with banks primarily to meet our working capital requirement projections, which typically fluctuate in relation to our revenue projections.

Operating Lease Obligations

We lease office space, manufacturing facilities and office and transportation equipment under non-cancelable operating leases with various expiration dates through 2014. In addition, we leased manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred but not paid. In August 2010, we entered into a new lease agreement with SIMIC to replace the original lease agreements. This new lease agreement was effective starting from January 1, 2011 and extends the lease period to the end of 2020. The new lease agreement does not include rent escalation provisions.

Banking Facility

In August 2010, one of our subsidiaries, SIM-BCD, entered into a banking facility agreement with the Shanghai branch of the Bank of Nanjing for a total value of RMB120 million, which may be drawn down in the form of short-term loans for the purpose of financing SIM-BCD’s working capital; for the issuances of bank acceptance notes with a term not exceeding six months and with a cash guaranty of not less than 30% of the value of the notes issued and outstanding; or for the issuances of letters of credit. This banking facility is guaranteed by the land located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park and our headquarters building located there, which are held by another one of our subsidiaries, BCD (Shanghai) ME. The term of this banking facility is from July 1, 2010 until July 1, 2011. As of December 31, 2010, we had outstanding borrowings of $6.0 million under this banking facility at annual interest rates ranging from 4.26% to 4.296%. The loans are repayable on demand or within one year from the date of borrowing.

Registered Capital Commitments

In 2005, we established BCD Shanghai, a wholly-owned subsidiary, to be the entity to manage our proposed project to build manufacturing facilities and office headquarters in Shanghai. In connection with establishing BCD Shanghai in June 2005, we estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations. As of December 31, 2010, we had contributed $11 million of the $334 million required registered capital. We do not intend to make any additional capital contributions because we obtained the approval for the dissolution of BCD Shanghai from the relevant local government authorities in October 2010; therefore, we do not believe that we will be required to contribute the remaining amount of the $334 million registered capital amount. In November 2009, we established BCD (Shanghai) ME with registered capital of RMB130 million, or $19.4 million, to complete the projects and plans originally envisioned for BCD Shanghai, though with a significantly reduced project scope at a significantly lower projected cost. As of December 31, 2010, we have contributed all of the RMB130 million of registered capital of BCD (Shanghai) ME.

Purchase Commitments

As of December 31, 2010, we had commitments to purchase property and equipment of $1.9 million.

Second Fab Commitments

On August 2, 2010, we entered into an investment agreement with ZiZhu Development to construct our second wafer manufacturing facility in Shanghai. Pursuant to this agreement, under which BCD (Shanghai) ME’s obligations replace and supersede those of BCD Shanghai under the prior investment agreement we had signed with ZiZhu Development in 2004, we were required to start construction of the second fab by December 2010 and finish all construction and formally put the facility into operation in 2012. We commenced construction of our second fab in November 2010. We spent $5.6 million in 2010 for the equipment and construction of our second fab. In 2011 and the first half of 2012, we expect to spend approximately $35.6 million for the second fab, including currently planned capacity and construction of an additional building for future expansion. Of the remaining $35.6 million expected costs for the construction of the second fab, we have contractually committed to $25.5 million as of December 31, 2010.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of April 30, 2011. Unless otherwise indicated, the business address of each of our directors and executive officers is No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China.

Name	Age	Position
Chieh Chang	58	Chief Executive Officer, Director and Founder
Herbert Chang (1)(3)	49	Director and Founder
Wenqi Gu (2)	70	Director
Kheng Nam Lee (1)(2)	63	Director
Joseph Liu (2)(3)	59	Director and Founder
Michael Pfeiffer (1)(3)	59	Director
Zhongyuan Jin	48	Vice President of Procurement, Foundry Services and Other Products
Chong Ren	48	Vice President of Operations
Ernest Lin	57	Senior Vice President of Worldwide Sales
Ji Wei Sun	70	President
Simon Szeto	53	Chief Technology Officer
Jonathan Wang	51	General Manager, Product Group II (AC/DC Products)
Jean-Claude Zhang	45	Chief Financial Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Chieh Chang is one of our founders and has served as our Chief Executive Officer since September 2008 and as one of our directors since February 2001. Mr. Chang served as our President from October 2010 until April 2011. Mr. Chang also served as our Chief Operating Officer from February 2005 to August 2005. Mr. Chang currently serves on the board of directors of Oplink Communications, Inc. From November 2004 to January 2008, Mr. Chang also served on the board of directors of Genesis Microchip Inc., a publicly traded semiconductor company acquired by ST Microelectronics NV. From 2000 to 2003, he was the Chief Executive Officer of Programmable Microelectronics Corporation (now, Chingistek Technology Corporation), a fabless semiconductor design company. From April 1992 to August 1996 he was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received a B.S. in electrical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Los Angeles.

Herbert Chang is one of our founders, has served as one of our directors since January 2002 and served as the Chairman of our board of directors from September 2002 to January 2008. Mr. Chang has been the President of InveStar Capital, Inc. since April 1996, the Chief Executive Officer of C Squared Management Corporation since April 2004 and is currently a Managing Member of Growstar Associates, Ltd., which is the general partner and the fund manager of VCFA Growth Partners, L.P. Each of these companies serves as a management company or general partner of privately-held venture funds that focus on investing in early-stage companies in the semiconductor, telecommunications and networking, software or internet industries. Mr. Chang also serves on the board of directors of Marvell Technology Group Ltd., Monolithic Power Systems, Inc. and a number of private companies. Mr. Chang received a B.S. in geology from National Taiwan University and an M.B.A. from National Chiao Tung University in Taiwan.

Wenqi Gu has served as one of our directors since August 2010. From 2001 to 2006, Mr. Gu served as a professor at the Chinese Academy of Sciences, a research and educational institute in China. From 1995 to 2001, Mr. Gu held various management positions, including Director General of the High Technology Research Bureau and Director General of the Development Bureau, at the Chinese Academy of Sciences. From 1985 to 1987, Mr. Gu served as Chief Technology Officer of Pacific Microelectronics Co., Hong Kong. Mr. Gu received a B.S. in mechanical engineering from the Beijing Institute of Mechanical Engineering and an M.S. in electrical engineering from the Institute of Electrical Engineering at the Chinese Academy of Sciences.

Kheng Nam Lee has served as one of our directors since August 2010. Mr. Lee was also the executive director of Vertex Venture Holdings Ltd, or VVH, from March 1995 to February 2004 and was the President of Vertex Management Pte Ltd, a management company for venture capital funds, from 1988 to 1995, both of which were wholly-owned subsidiaries of Singapore Technologies Pte Ltd (ST Group). He rejoined the board of directors of VVH and was appointed as Chairman of the board of directors in September 2008. Mr. Lee is also currently the Chairman of the board of directors of Vertex Management (II) Pte Ltd and has served as a Venture Partner of Granite Global Ventures since 2005. Mr. Lee is a director of Creative Technology Ltd. and China Finance Online Co Ltd. Mr. Lee has served as a director of ActivCard Corp, Centillium Communications Inc., GRIC Communications Inc., Gemplus International SA and Chartered Semiconductor Manufacturing Ltd. Mr. Lee received a B.S. in mechanical engineering, with first class honors, from Queen’s University, Canada and an M.S. in operations research and systems analysis from the U.S. Naval Postgraduate School.

Joseph Liu is one of our founders, served as one of our directors from our inception in September 2000 until June 2004 and rejoined our board in October 2006. He also served as our President from October 2000 to September 2002. Mr. Liu founded Oplink Communications, Inc. in 1995 where he is currently Chief Executive Officer and Chairman of the board of directors. Prior to founding Oplink, Mr. Liu served as the Chairman of the board of directors of Techlink Semiconductor and Equipment Corp. and as the General Partner of Techlink Technology Ventures. Mr. Liu received a B.S. in chemical engineering from Chinese Cultural University, Taiwan and an M.S. in industrial engineering from California State University, Chico.

Michael L. Pfeiffer has served as one of our directors since January 2008. Mr. Pfeiffer had previously spent 31 years with PricewaterhouseCoopers LLP from 1976 until his retirement in September 2007, the last 18 of those years as a partner. During his career at PricewaterhouseCoopers, he was the engagement partner on more than a dozen initial public offerings of technology companies. Mr. Pfeiffer is a certified public accountant in California and Oregon. He received a B.A. in economics from Eckerd College in Florida and an MBA from the University of Oregon.

Zhongyuan Jin has served as Vice President of Procurement, Foundry Services and Other Products, since June 2009. Prior to that time, Mr. Jin served as our Vice President from March 2001 until June 2009 responsible for various functions including purchasing, fab construction, pilot production, sales and product development. Mr. Jin received a B.S. in semiconductors and an M.S. in micro-electronics from the University of Science and Technology of China in Hefei, China.

Ernest Lin has served as our Senior Vice President of Worldwide Sales since February 2011. Before joining us, Mr. Lin served as Vice President and General Manager, Asia Operations of iKoa Corporation from March 2010 to January 2011. From May 2008 to January 2010, Mr. Lin served as Corporate Vice President of Worldwide Sales of VeriSilicon, Inc. From January 2005 to February 2008, Mr. Lin served as Senior Vice President of Worldwide Sales of Genesis Microchip Inc. From December 2001 to December 2004, Mr. Lin serviced as Vice President of Worldwide Sales of NeoMagic Corporation. From September 1997 to December 2001, Mr. Lin served as Executive Vice President of Business Operations of LinkUp System Corporation. From May 1997 to September 1997, Mr. Lin served as President of Pacific OEM Connection. From January 1985 to May 1997, Mr. Lin held various sales and management positions with the Cirrus Logic group. Mr. Lin received a B.S. in Electrical Engineering from the National Taiwan University, an M.S. in Computer Science from the University of Utah and an MBA from Santa Clara University.

Chong Ren has served as our Vice President of Operations since June 2009. Prior to that time, Mr. Ren held various management positions with us from February 2002 to June 2009, including Vice President, Technology Development/ Wafer Fabrication from December 2005 until May 2009 and Senior Director, Technology Development/ Fab Operation from February 2002 until November 2005. Prior to joining us, Mr. Ren held various positions at Advanced Semiconductor Manufacturing Corp. Mr. Ren holds a B.S. in Semiconductor Device Physics from Zhejiang University in Hangzhou, China and an M.S. in Semiconductor Physics and Device Physics from the Shanghai Institute of Metallurgy in Shanghai, China.

Ji Wei Sun is one of our founders and was appointed as our President in April 2011. Prior to that time, Mr. Sun served as our President of China Operations from July 2003 to October 2010, and served as our Vice President and as a member of our board of directors between October 2000 and February 2001 and rejoined our board of directors between July 2004 and October 2006. Mr. Sun has over 45 years of experience in the semiconductor industry. Prior to joining us, Mr. Sun was the President of JSC KORONA Semiconductor, Moscow, Russia from 1996 to 2000. Mr. Sun received a B.S. in physics from the University of Science and Technology of China in Beijing, China.

Simon Szeto joined our company as our Chief Technology Officer in September 2009. From 2005 to 2008, Mr. Szeto served as Senior Director of Engineering of AMI Semiconductor (now ON Semiconductor Corporation). Mr. Szeto acted as an independent consultant to many semiconductor companies in Silicon Valley from 1992 to 2005. From 1990 to 1992, Mr. Szeto served as Director of Design Engineering of KMOS Semiconductor Inc., a fabless semiconductor company, which was acquired by Orbit Semiconductor Inc. From 1979 to 1980, Mr. Szeto served as design engineer of Fairchild Semiconductor. Mr. Szeto received a B.Sc. in electrical engineering and computer science from University of California, Berkeley.

Jonathan L. Wang joined our company as our Vice President of Marketing and Business Development in September 2006, became Vice President of Sales, Marketing and Business Development in June 2007, became Senior Vice President of Sales, Marketing, Business Development and AC/DC Products in September 2010, and was appointed General Manager, Product Group II (AC/DC Products) in February 2011. Before joining us, Mr. Wang was with Winbond Electronics Corp. in Taiwan from 2005 to 2006 as Associate Vice President in charge of its Wireless Communications Product Center. Prior to that, Mr. Wang was with Inprocomm, Inc. in Taiwan from 2002 to 2005 and eventually became its President in April 2004. From 2000 to 2002, Mr. Wang was with Onestop Technology Co. Ltd. as its Chief Technical Officer. From 1999 to 2000, Mr. Wang founded and operated a contract research and development company. From 1988 to 1999, Mr. Wang held various positions in engineering and research with Telcordia Technologies, Inc. (formerly Bellcore). Mr. Wang received a B.S. in electrical engineering from National Taiwan, University, Taiwan and an M.S. and a Ph.D. in electrical engineering from the University of Southern California.

Jean-Claude Zhang joined our company in July 2006 as our Chief Financial Officer. Before joining us, Mr. Zhang held various positions at Group Alcatel including, from March 2003 to June 2006, Chief Financial Officer of Alcatel Taiwan and Alcatel South Korea, from September 1998 to March 2003 within Alcatel China as Financial Controller, then Chief Financial Officer and General Manager of Shanghai Alcatel Networks Systems Services Co. Ltd, and from September 1997 to August 1998, Manager of Financial Controls at Alcatel Group headquarters based in Paris. Prior to joining Group Alcatel, Mr. Zhang served as Financial Controller of Valeo Wiper Systems (Paris) from November 1996 to July 1997, and Financial Controller of Valeo Wenling Automotive System Co., Ltd. from April 1994 to October 1996. From 2005 until 2008, Mr. Zhang served as Foreign Trade Advisor (Conseiller du Commerce Exterieur) for the French Government. Mr. Zhang graduated from Shanghai International Studies University, received a Master’s degree in law studies from University of R. Schuman, Strasbourg, France and a post-graduate degree in business administration from IECS-EME, Strasbourg, France.

There are no family relationships among any of our directors and executive officers. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers was selected.

B.	Compensation

During 2010, the aggregate cash compensation that we paid to our current executive officers as a group was $1,461,445, which includes salaries and bonuses that were earned in 2010 and paid in 2011. During 2010, the aggregate cash compensation that we paid to our current nonemployee directors as a group was $123,875. Under Cayman Islands law, we are not required to disclose the individual compensation of our executive officers and directors. Our full-time employees in the PRC, including some of our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2010, options to purchase an aggregate of 8,566,480 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current executive officers. The exercise prices of such options range from $0.01 to $2.24 per ordinary share and have expiration dates ranging from September 2012 to July 2020. As of December 31, 2010, options to purchase an aggregate of 1,510,000 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current nonemployee directors. The exercise prices of such options range from $0.10 to $2.36 per ordinary share and have expiration dates ranging from October 2012 to October 2020.

In the year ended December 31, 2010, we granted options to purchase an aggregate of 290,000 ordinary shares to our current executive officers, which have exercise prices ranging from $1.63 to $2.24 and have expiration dates ranging from April 2020 to July 2020. In the year ended December 31, 2010, we granted options to purchase an aggregate of 100,000 ordinary shares to our current nonemployee directors, which have exercise prices ranging from $1.63 to $2.36 and have expiration dates ranging from April 2020 to October 2020.

In October 2010, our compensation committee of our board of directors approved the following compensation package for our nonemployee directors:

Annual retainer	$40,000
Additional retainer for audit committee chair	$20,000
Additional retainer for audit committee member	$5,000
Additional retainer for compensation committee chair	$5,000
Additional retainer for nominating and corporate governance committee chair	$5,000

Equity-Based Compensation Plans

Fifth Amended and Restated 2002 Share Plan

Our Fifth Amended and Restated 2002 Share Plan, or 2002 Share Plan, was adopted by our board of directors and shareholders in August 2002 and was last amended in July 2009. It provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporation’s employees, and for the grant of nonstatutory stock options, or NSOs, to our employees, directors and consultants and any of our parent and subsidiary corporation’s employees and consultants. We do not intend to issue any additional awards under the 2002 Share Plan. Instead, we will grant awards under our 2010 Equity Incentive Plan, described below. Our 2002 Share Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder.

Share Reserve. As of December 31, 2010, we have authorized a total of 27,500,000 ordinary shares for issuance pursuant to our 2002 Share Plan. As of such date, options to purchase 16,944,320 ordinary shares were outstanding, 8,925,275 ordinary shares were outstanding from the exercise of options and 1,630,405 ordinary shares were available for issuance under this plan. Currently, no ordinary shares were available for future grant under this plan.

Administration. Our board of directors, or a committee appointed by our board, administers the 2002 Share Plan. The administrator has the power to determine to whom options will be granted, the fair market value of the ordinary shares and the number of ordinary shares to be covered by each option; to modify or amend any option; to approve forms of agreement for use under the 2002 Share Plan; and, to determine the terms and conditions of any options granted under the 2002 Share Plan including, but not limited to, exercise prices, the time or times when options may be exercised, vesting schedules and other relevant terms of the options, including whether the options will be ISOs or NSOs. The administrator also has the authority, subject to the terms of the 2002 Share Plan, to institute an option exchange program whereby the exercise prices of outstanding options may be reduced or increased, outstanding options may be surrendered in exchange for awards with a lower or higher exercise price, or outstanding options may be transferred to a third party.

Options. The administrator may grant ISOs and/or NSOs under the 2002 Share Plan, provided that ISOs are only granted to employees. The exercise price and the term of options granted under the 2002 Share Plan is determined by the administrator, provided that, with respect to ISOs, the exercise price must be at least equal to 100% of the fair market value of our ordinary shares on the date of grant as determined by our board of directors on such date and the term may not exceed ten years. Provided, however, that an ISO held by an optionee who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our ordinary shares on the date of grant. The administrator determines the term of all other options. In the event of the termination of service of an optionee, the unvested portion of an option is forfeited and the vested portion generally remains exercisable until either (i) six months after a termination of service due to the death or permanent disability of the optionee, (ii) three months after termination of service for any other reason, or (iii) such other period as may be provided for the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Transferability. Unless the administrator approves otherwise, options granted under our 2002 Share Plan are not transferable other than by will or the laws of descent and distribution and may be exercised by the optionee only during the lifetime of the optionee.

Certain Adjustments. Subject to the provisions of the 2002 Share Plan, in the event of certain changes in our capitalization, such as a stock split, reverse stock split, stock dividend, combination or reclassification of our ordinary shares, or any other increase or decrease in the number of our issued ordinary shares effected without receipt of consideration by us, proportionate adjustments will be made to the number and type of shares that may be delivered under the plan, and/or the number, price and type of shares covered by each outstanding option. In the event of our proposed liquidation or dissolution, the administrator will notify optionees as soon as practicable and all options will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions. Our 2002 Share Plan provides that in the event of our merger or change in control (as defined in the 2002 Share Plan), each outstanding option will be assumed or an equivalent option or right may be substituted by the successor corporation. In the event that no such substitution or assumption occurs, the option will fully vest and become exercisable for a period of 15 days, after which the option will terminate.

Amendment and Termination. Our board of directors may at any time amend, alter or terminate the 2002 Share Plan at any time, provided such action does not impair the existing rights of any optionee. Our 2002 Share Plan terminated in connection with the effectiveness of our initial public offering; provided the 2002 Share Plan continues to govern the terms and conditions of awards originally granted under the 2002 Share Plan. Termination shall not affect the administrator’s ability to exercise the powers granted thereunder.

2010 Equity Incentive Plan

Concurrently with our initial public offering, we established the 2010 Equity Incentive Plan. Our board of directors adopted our 2010 Equity Incentive Plan in September 2010 and our shareholders approved such plan in November 2010.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 11,062,039 ordinary shares plus (i) 1,663,905 and (ii) any shares subject to stock options or similar awards granted under the 2002 Share Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2002 Share Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (ii) and (iii) above equal to 18,614,725 shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2012 fiscal year, equal to the least of:

•	10,000,000 ordinary shares;

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, the number of shares subject to each award, the fair market value of an ordinary share, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2010 Equity Incentive Plan. The administrator also has the authority, subject to the terms of the 2010 Equity Incentive Plan, to modify or amend existing awards, to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or increased, outstanding awards may be surrendered in exchange for awards with a lower or higher exercise price, or outstanding awards may be transferred to a third party, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and awards granted thereunder.

Options. The administrator may grant ISOs and/or NSOs under our 2010 Equity Incentive Plan, provided that ISOs are only granted to employees. The exercise price of such options must equal at least the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years. Provided, however, that an ISO held by a participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our ordinary shares on the grant date. The administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Share Appreciation Rights. Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. Subject to the provisions of our 2010 Equity Incentive Plan, the administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options. The specific terms will be set forth in an award agreement.

Restricted Shares. Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. Subject to the provisions of our 2010 Equity Incentive Plan, the administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted shares generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Share Units. Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of an ordinary share. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator. The specific terms will be set forth in an award agreement.

Transferability. Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions. Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, then such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, for a specified period prior to the transaction. The awards will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted share units and share appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted shares will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment and Termination. Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

C.	Board Practices

Our board of directors currently consists of six directors. The number of directors may be changed by the board of directors without shareholder approval.

Each of the members of our board of directors, except for Chieh Chang, our Chief Executive Officer, and Joseph Liu, is an “independent director” as that term is used in the Nasdaq corporate governance rules.

No shareholder has the contractual right to designate persons to be elected to our board of directors, and our memorandum and articles of association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We have a staggered board meaning that our directors are divided into three classes with two directors in each of Class I, Class II and Class III with no more than one class eligible for re-election at any annual shareholders meeting. The two Class I directors are initially elected for a term expiring on the date of our 2011 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class II directors are initially elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors are initially elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our directors who will be in office:

Class I	Class II	Class III
Chieh Chang	Herbert Chang	Wenqi Gu
Joseph Liu	Michael Pfeiffer	Kheng Nam Lee

Directors may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting. Such director is eligible for reelection at that time.

Also, a director may vote on a proposal, arrangement or contract in which the director is interested, provided that such director has disclosed his interest in such matter to the board of directors at a meeting of the board of directors.

In addition, our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of the company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages if a duty owed by our directors is breached.

Committees of Our Board of Directors

We have established three committees under the board of directors—the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Michael Pfeiffer, Herbert Chang and Kheng Nam Lee, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules and meets the independence Standards of Rule 10A-3(b) of the Exchange Act. Mr. Pfeiffer is the Chairperson of our audit committee. The board of directors has determined that Mr. Pfeiffer and Mr. Lee are each an audit committee financial expert, as defined by the rules promulgated by the SEC. The responsibilities of our audit committee includes, among other things:

•	appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors and, if appropriate, discharging our independent auditors;

•

pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

•	discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•

reviewing and discussing reports from our independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within the U.S. GAAP, that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) treatments preferred by our independent auditors, and (v) other material written communications between our independent auditors and management;

•	resolving any disagreements between management and our independent auditors regarding financial reporting;

•

establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and approving in advance all proposed related party transactions;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Kheng Nam Lee, Wenqi Gu and Joseph Liu. Messrs. Lee and Gu each is an “independent director” as such term is used in the Nasdaq corporate governance rules. Mr. Lee is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. If our compensation committee does not perform such responsibilities, such compensation decisions and recommendations will be made by a majority of our independent directors as such term is used in the Nasdaq corporate governance rules. The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•

reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Joseph Liu, Herbert Chang and Michael Pfeiffer. Messrs. Chang and Pfeiffer each is an “independent director” as such term is used in the Nasdaq corporate governance rules. Mr. Liu is the Chairperson of our nominating and governance committee. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. If our nominating and corporate governance committee does not perform such responsibilities, decisions relating to these responsibilities will be approved by a majority of our independent directors as such term is used in the Nasdaq corporate governance rules. The responsibilities of our nominating and corporate governance committee include, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy on our board of directors;

•	identifying and recommending directors to serve on and to be chairpersons of our audit committee and compensation committee, as well as our nominating and corporate governance committee itself;

•

reviewing periodically the size and structure of our board of directors as well as its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and any corrective actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee Interlocks and Insider Participation

Chieh Chang, our director and Chief Executive Officer, served as a member of the compensation committee of Oplink Communications, Inc., a publicly-traded company, from May 2002 to July 2010. Joseph Liu, one of our directors, is the Chief Executive Officer and Chairman of the board of directors of Oplink Communications, Inc.

Change in Control Arrangements with Our Directors

We have entered into change of control agreements with our directors that provide for benefits upon the termination of their service with us. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions—Change in Control Arrangements with Our Directors” for a description of these agreements.

D.	Employees

As of December 31, 2010, our workforce consisted of 1,214 employees, of which 1,186 were located in China. We maintain offices in South Korea, Taiwan and the United States with 28 employees located in such offices. Of our employees, 872 were in manufacturing, 175 were in research and development, 89 were in sales and marketing and 78 were in general and administration. We maintain design centers in Shanghai, China and Shenzhen, China. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of April 30, 2011.

Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Chieh Chang (3)	3,690,000	3.27%
Herbert Chang (4)		*
Wenqi Gu	*	*
Kheng Nam Lee (5)	1,285,000	1.16
Ernest Lin	*	*
Joseph Liu	*	*
Zhongyuan Jin	*	*
Michael Pfeiffer	*	*
Chong Ren	*	*
Ji Wei Sun (6)	1,620,000	1.46
Simon Szeto	*	*
Jonathan Wang	*	*
Jean-Claude Zhang	*	*
All directors and executive officers as a group (7)	9,058,065	7.86

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after April 30, 2011 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 110,620,392 ordinary shares outstanding as of April 30, 2011.

(3)	Represents 2,260,000 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2011 held by Mr. Chang. Includes 1,500,000 ordinary shares held by Elaine Chang, Mr. Chang’s daughter.
(4)	Includes 500,000 ordinary shares registered in the name of C Squared Venture Capital, Inc., and 378,945 ordinary shares registered in the name of C Squared Investment, Inc. Our director, Herbert Chang, is the Chief Executive Officer of C Squared Management Corporation, which is the fund manager of C Squared Venture Capital, Inc. and C Squared Investment, Inc., and may be deemed to have voting and investment power over the shares held by C Squared Venture Capital, Inc. and C Squared Investment, Inc. Mr. Chang disclaims beneficial ownership of shares held by C Squared Venture Capital, Inc. and C Squared Investment, Inc. except to the extent of his pecuniary interest therein. Also includes 110,000 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2011 held by Mr. Chang.
(5)	Includes 1,125,000 ordinary shares registered in the name of and 150,000 ordinary shares issuable pursuant to a warrant held by Pinnacle Equity Investment Inc. Our director, Kheng Nam Lee, is the sole shareholder and beneficial owner of Pinnacle Equity Investment Inc., and holds voting and investment power over the shares held by Pinnacle Equity Investment Inc. Mr. Lee disclaims beneficial ownership of shares held by Pinnacle Equity Investment Inc. except to the extent of his pecuniary interest therein. Also includes 10,000 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2011 held by Mr. Lee.
(6)	Represents 620,000 ordinary shares issuable upon exercise of options exercisable within 60 days of April 30, 2011 and 1,000,000 ordinary shares held by Mr. Sun.
(7)	Includes our ordinary shares issuable upon exercise of options and warrants exercisable within 60 days after April 30, 2011 that are beneficially owned by our executive officers and directors as a group.

See “Item 6.B Directors, Senior Management and Employees—Compensation” for information regarding the options granted to our current executive officers and directors as of December 31, 2010.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2011, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Profuse Properties Limited (3)	6,560,000	5.93%
Winner Pride Limited (4)	6,000,000	5.42
Entities affiliated with New Enterprise Associates (5)	5,666,667	5.09
Core Asia Capital Limited (6)	4,894,164	4.42

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after April 30, 2011 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 110,620,392 ordinary shares outstanding as of April 30, 2011.
(3)

The two directors of Profuse Properties Limited that hold voting and investment power over the shares held by Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, the parents-in-law of Joseph Liu, one of our directors and one of our founders. The sole shareholder of Profuse Properties Limited is Kimberly Industries Limited. Kimberly Industries Limited may be deemed to have voting and investment power over the shares held by Profuse Properties Limited, and it disclaims beneficial ownership of the shares held by Profuse Properties Limited except to the extent of its pecuniary interest therein. The percentage of beneficial ownership of Profuse Properties Limited increased from zero to its current percentage of beneficial ownership in

September 2009 as a result of the transfer of shares to it from Core Asia Capital Limited and Chen-Hua Chang, who is the sole shareholder and beneficial owner of Core Asia Capital Limited and the mother-in-law of Joseph Liu, one of our directors and one of our founders. The address for Profuse Properties Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.

(4)	The sole shareholder and beneficial owner of Winner Pride Limited is Chen-Hua Chang, the mother-in-law of Joseph Liu, one of our directors and one of our founders. Ms. Chang holds voting and investment power over the shares held by Winner Pride Limited. Winner Pride Limited’s percentage of beneficial ownership increased from zero to its current percentage in September 2009 as a result of the transfer of shares to it from Core Asia Capital Limited. The address for Winner Pride Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.
(5)	Represents 4,991,500 ordinary shares registered in the name of, and 665,533 ordinary shares issuable pursuant to a warrant held by, New Enterprise Associates 11, Limited Partnership and 8,500 ordinary shares registered in the name of, and 1,134 ordinary shares issuable pursuant to a warrant held by, NEA Ventures 2004, L.P. The warrants are currently exercisable. NEA Partners 11, Limited Partnership is the sole general partner of New Enterprise Associates 11, Limited Partnership, and the sole general partner of NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. Each of M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell are Managers of NEA 11 GP, LLC and may be deemed to have shared voting and investment power over the shares held by NEA Partners 11, Limited Partnership. J. Daniel Moore is the general partner of, and may be deemed to have voting and investing power over the shares held by, NEA Ventures 2004, L.P. Each of the individuals named above disclaims beneficial ownership of the shares held by the funds affiliated with New Enterprise Associates except to the extent of his pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership and NEA Ventures 2004, L.P. is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(6)	The sole shareholder and beneficial owner of Core Asia Capital Limited is Chen-Hua Chang, the mother-in-law of Joseph Liu, one of our directors and one of our founders. Ms. Chang holds voting and investment power over the shares held by Core Asia Capital Limited. Core Asia Limited’s percentage of beneficial ownership decreased from approximately 25% to its current percentage of beneficial ownership in September 2009 as a result of the transfer of shares to Profuse Properties Limited and Winner Pride Limited. Ms. Chang also holds voting and investment power over the shares held by Profuse Properties Limited and Winner Pride Limited. The address for Core Asia Capital Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of April 30, 2011 have voting rights that are different from the voting rights of our other shareholders.

As of April 30, 2011, 110,620,392 of our ordinary shares were issued and outstanding. Deutsche Bank Trust Company Americas, the depositary, has advised us that as of April 30, 2011, 6,693,305 ADSs representing 40,159,830 underlying ordinary shares were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of April 30, 2011, approximately 57.5% of our total outstanding ordinary shares were held by 69 record holders in the United States, including approximately 36.3% of our ordinary shares in the form of ADSs held of record by DTC. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.	Related Party Transactions

Equity Issuances

We have granted options to certain of our directors and executive officers pursuant to our 2002 Share Plan. See “Item 6.B Directors, Senior Management and Employees—Compensation” for a description of such options.

Relationship with SIMIC

In December 2000, we entered into a cooperation agreement with SIMIC to establish our jointly owned PRC subsidiary, SIM-BCD, through which we would conduct our principal operations. Twenty percent of the outstanding equity interest of SIMIC is held by Shanghai Alliance Investment Ltd., which is the sole shareholder of Sino-Alliance International, Ltd., one of our 5% or greater shareholders. SIMIC is ultimately owned and controlled by the PRC Academy of Sciences and Shanghai municipal government. We and SIMIC had subscription rights to contribute assets of 83% and 17%, respectively, into SIM-BCD. Subsequently, in December 2004, we and SIMIC entered into an agreement pursuant to which SIM-BCD became our wholly-owned subsidiary and Sino-Alliance International, Ltd., an affiliate of SIMIC, became one of our shareholders.

Lease arrangements

SIM-BCD is the tenant under several lease agreements with SIMIC for our manufacturing facilities at 800 Yishan Road, Shanghai. In 2008, 2009 and 2010, we paid RMB1,857,929, RMB1,784,681 and RMB 3,491,772, respectively, under the lease agreements with SIMIC. The current leases all expire on December 31, 2020. See “Item 4.D Information on the Company—Property, Plant and Equipment—Properties.”

SIMIC guaranty

SIM-BCD has entered into certain loan agreements with the Agricultural Bank of China. SIMIC has guaranteed up to $9.0 million of SIM-BCD’s obligations under the loan agreements. As of December 31, 2010, $6.0 million of SIM-BCD’s obligations under the loan agreements were guaranteed by SIMIC. SIM-BCD subsequently agreed with SIMIC not to take on any loan under SIMIC’s guaranty beyond the loan then outstanding. Furthermore, if any of the current loans with ABC expires pursuant to its terms, the corresponding guarantee by SIMIC will also terminate. SIMIC has the right to receive reimbursement from us for any payments it is obligated to make under its guaranty.

Relationship with Techlink

From time to time, our subsidiaries have purchased semiconductor manufacturing equipment from Techlink Semiconductor and Equipment Corp, or Techlink. One of our founders and directors, Joseph Liu, is a director and owns a majority of the outstanding shares of Techlink. In 2008, 2009 and 2010, our subsidiaries purchased equipment costing an aggregate of approximately $1.9 million, $0.1 million and $0.9 million, respectively, from Techlink through purchase orders. In 2009, we also paid Techlink $29,569 of interest for deferred payment on certain equipment purchases. Techlink permits us to use office space located at 48460 Kato Road, Fremont, CA free of charge. In November 2010, BCD (Shanghai) ME entered into a service agreement with Techlink for disassembly, management and technical support for the purchased equipment prior to the transfer of such equipment to our premises. The service price is $1.6 million, which will be paid in installments through August 2012.

Relationship with Shareholder of Auramicro

We signed a non-binding Letter of Intent on April 5, 2011 with Auramicro Corporation, or Auramicro, a Cayman Islands company, in connection with a proposed purchase of all or substantially all of the equity shares of Auramicro. Chen-Hua Chang, who is a 10% shareholder of Auramicro, is one of the two directors that holds voting and investment power over our shares held by Profuse Properties Limited, and the sole shareholder and beneficial owner of our shares held by Core Asia Capital Limited and Winner Pride Limited. Profuse Properties Limited, Core Asia Capital Limited and Winner Pride Limited together hold an aggregate of 15.8% of our outstanding shares as of April 30, 2011. Mrs. Chang is also the mother-in-law of Joseph Liu, one of our directors and one of our founders.

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We will not, however, be obligated to indemnify any such person:

•	for expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	in respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances);

•

for expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous; or

•	expenses and payment of profits arising from securities transactions carried out by such person in violation of Section 16(b) of the Exchange Act.

Executive Change in Control Agreements

In July 2010, we entered into Executive Change in Control Agreements with Chieh Chang, Chong Ren, Ji Wei Sun, Simon Szeto, Jonathan Wang and Jean-Claude Zhang. In October 2010, we entered into an Executive Change in Control Agreement with Zhongyuan Jin. In May 2010, we entered into an Executive Change in Control Agreement with Ernest Lin. These arrangements provide that if the executive is terminated without Cause or the executive resigns for Good Reason, within one month prior to, and 12 months following, a Change in Control, then 100% of the executive’s then outstanding options will immediately vest and to the extent applicable, become exercisable, and the executive’s options shall remain exercisable until the option’s expiration date as stated in the respective option agreement. In the event any benefits provided under these change in control agreements would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such benefits will be either paid in full or reduced so that the excise tax is not triggered, whichever result is superior for the executive on an after-tax basis.

For purposes of our change in control agreements with the above mentioned executives, “Change in Control” means the occurrence of any of the following events:

•

A change in our ownership which occurs on the date that any one person, or more than one person acting as a group, or Person, acquires ownership of our shares that, together with the shares held by such Person, constitutes more than 50% of the total voting power of our shares; provided, however, that for purposes of this subsection (i), the acquisition of additional shares by any one Person, who is considered to own more than 50% of the total voting power of our shares will not be considered a Change in Control; or

•

A change in our effective control which occurs on the date that a majority of members of the board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of us, the acquisition of additional control of us by the same Person will not be considered a Change in Control; or

•

A change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our shareholders immediately after the transfer, or (B) a transfer of assets by us to: (1) one of our shareholders (immediately before the asset transfer) in exchange for or with respect to our shares, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all our outstanding shares, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of shares, or similar business transaction with us.

For purposes of our change in control agreements with the above mentioned executives, “Cause” means:

•	any intentional act of fraud, embezzlement or misappropriation of our property by the executive which has a materially adverse impact on our business or affairs;

•	any intentional unauthorized use or disclosure by the executive of our confidential information or trade secrets (or any of our affiliated corporations or entities); or

•	any other intentional misconduct by the executive which has a materially adverse impact on our business or affairs (or any of our affiliated corporations or entities);

provided, however, that solely for the purpose of these change in control agreements, the executive shall be given 30 days written notice (and the opportunity to correct such conduct if such conduct can be corrected during that notice period) of our intention to deem the termination of the executive’s employment to be for any of the foregoing reasons.

For purposes of our change in control agreements with the above mentioned executives, “Good Reason” means the executive’s voluntary resignation within 60 days following the expiration of the cure period (as discussed below) following the occurrence of any of the following actions, without the executive’s consent:

•

the material, involuntary reduction in the executive’s title, responsibilities, authorities or functions as our employee as in effect immediately prior to a Change in Control (but not merely a change in title or reporting relationships), except in connection with the termination of the executive’s employment for death, disability, retirement, fraud, misappropriation, embezzlement or any other conduct listed under the definition of Cause;

•

a substantial reduction in the executive’s level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based bonus or incentive programs) by more than 10%;

•	a relocation of the executive’s place of employment by more than fifty miles;

•	the imposition of business travel requirements substantially more demanding of the executive than such travel requirements existing immediately prior to the date of the Change in Control;

•	any material breach of any employment agreement between us and the executive; or

•

any failure by us to obtain the assumption of any material agreement, including these change in control agreements and the material provisions of any stock option grant between us and the executive from any of our successors or assigns following a Change in Control.

The executive will not resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty days following the date of such notice. During such cure period, we may attempt to rescind or correct the matter giving rise to Good Reason. If we do not rescind or correct the conduct giving rise to Good Reason by the expiration of this cure period, the executive may then resign for Good Reason.

Change in Control Arrangements with Our Directors

In July 2010, our board of directors agreed to certain change in control provisions for all stock options held, and may be held in the future, by our non-employee directors. Under these provisions, if, within one month prior to, and 12 months following, a change in control in which the non-employee director’s stock options are assumed or substituted, the non-employee director’s status as our director or a director of our successor corporation, as applicable, is terminated other than (i) for cause or (ii) a voluntary resignation by the non-employee director (unless such resignation is at the request of the acquirer), then (A) the non-employee director will fully vest in and have the right to exercise his or her stock options as to all of the shares underlying such options, including those shares which would not otherwise be vested or exercisable and (B) such options will (notwithstanding any contrary provisions in the applicable option agreement) continue to be exercisable until the expiration date of such stock option.

Registration Rights

All of our preference shareholders and certain holders of our ordinary shares are party to a second amended and restated investors’ rights agreement that provides for certain registration rights. As of December 31, 2010, the holders of an aggregate of 71,535,289 of our ordinary shares will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act. As applicable, we refer to these shares collectively as registrable securities.

Demand registration rights

Beginning six months after the completion of our initial public offering, shareholders holding at least 50% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate offering price of the registrable securities to be sold does not equal or exceed $10,000,000. In addition, we are not obligated to effect more than two such demand registrations. We are not required to comply with any shareholders’ demand to register or qualify their registrable securities 60 days prior to the Company’s estimated filing date of, and ending on the date six-months following the effective date of a registration subject to the “piggyback” registration rights described below and in certain other circumstances.

F-3 Registration Rights

When we become eligible to file a registration statement on Form F-3, certain shareholders may also require us, on two occasions in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold equals or exceeds $1,000,000. We will not be required to effect a registration on Form F-3 during the six-month period following the effective date of a registration statement subject to “piggyback” registration rights and in certain other circumstances.

Piggyback registration rights

Shareholders that are party to the amended and restated investors’ rights agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan or to a corporate reorganization.

Underwriters’ cutback

The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors up to 75% of their shares.

Expenses of registration

We are generally required to bear all registration expenses relating to demand and piggyback registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration, other than a Form F-3 demand registration, if the request is subsequently withdrawn by the requesting shareholders unless the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business.

Indemnification

The second amended and restated investors’ rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights

The registration rights described above will terminate as to any particular shareholder when such shareholder is able to dispose of all of its securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act and such securities are traded on a national exchange, upon the five-year anniversary of the completion of our initial public offering or upon the effectiveness of a change of control of our company involving cash or involving securities of a company listed on an internationally recognized stock exchange, whichever occurs first.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F–37 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

Legal Proceedings

On August 5, 2009, we received a letter from a law firm representing Flextronics International Limited and its subsidiaries, or Flextronics, alleging infringement of a U.S. patent owned by a Flextronics subsidiary by certain of our products. Flextronics also expressed its intention for a possible commercial settlement in its letter. On October 28, 2009, we offered a goodwill payment to Flextronics, with payment conditions subject to further agreement by the parties, for a release of the infringement alleged under the letter. On September 9, 2010, we received additional correspondence from Flextronics alleging infringement of the same U.S. patent by another one of our products and expressing Flextronics’ interest in resuming negotiations. After negotiations with Flextronics, we reached a settlement in May 2011 pursuant to which Flextronics agreed to grant us a license for certain of its patents in exchange for a combination of upfront cash payments to, discounts on future purchases of our products by and royalty payments to Flextronics subject to a certain royalty rate for sales of certain products in all countries.

We are currently not a party to any other litigation and are not aware of any other legal matters which would reasonably be expected to have a material adverse effect on our business. As is the case with many companies in the semiconductor industry, we receive from time to time communications from third parties asserting that our technologies, fabrication processes, design of the semiconductors made by us or use by our customers of semiconductors made by us may infringe the patents, the trademarks or other intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs in the defense of claims made against us or could suffer adverse effects on our operations. In addition, we could become involved in litigation from time to time relating to claims arising out of the ordinary course of business or otherwise.

Dividends

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our subsidiaries in China, which must comply with PRC laws and regulations and the respective articles of association of such subsidiaries in declaring and paying dividends to us. Under applicable requirements of PRC law, our subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to reserve funds; and

•	allocation to staff and workers’ bonus and welfare funds.

More specifically, these subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our ADSs have been quoted on the Nasdaq Global Select Market under the symbol BCDS since January 28, 2011. Each ADS represents six ordinary shares. On April 29, 2011, the last reported sale price of our ADSs on the Nasdaq Global Select Market was $9.68. Deutsche Bank Trust Company Americas, the depositary, has advised us that, as of April 30, 2011, 6,693,305 ADSs, representing 40,159,830 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the Nasdaq Global Select Market for our ADSs.

	Trading Price
	High	Low
	US$	US$
January 28, 2011 to May 23, 2011(1)	13.37	7.65
Quarterly:
First quarter 2011(1)	13.37	8.04
Second quarter 2011 (through May 23, 2011)	10.40	7.65
Monthly:
January 2011(1)	10.70	10.06
February 2011	13.37	9.90
March 2011	10.65	8.04
April 2011	10.40	7.65
May 2011 (through May 23, 2011)	10.10	8.82

(1)	Our ADSs commenced trading on the Nasdaq Global Select Market on January 28, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed and principally traded on the Nasdaq Global Select Market under the symbol BCDS, where the prices are expressed in U.S. dollars. The ADSs are represented by American Depositary Receipts, or ADRs, which are issued by the Depositary, Deutsche Bank Trust Company Americas.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our Memorandum of Association and Articles of Association, as amended, are filed as Exhibit 3.3 to our registration statement on Form F-1 (File No. 333-171539), as amended, which exhibit is incorporated by reference herein. Each ADR represents ownership interests in, or the right to receive, six ordinary shares, which have been deposited with Deutsche Bank AG, Hong Kong Branch, as the custodian. A summary of the other rights of the ordinary shares and ADSs is included in our registration statement on Form F-1 (File No. 333-171539), as amended, which summary is incorporated by reference herein.

C.	Material Contracts

We entered into an Investment Agreement dated August 2, 2010 by and among Shanghai ZiZhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd. A summary translation of this agreement was filed as an exhibit to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a Maximum Credit Line Agreement dated August 2, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch, Notary Certificate for Enforceable Documents Evidencing Credit

issued by Shanghai Oriental Notary Public Office dated August 4, 2010, a Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) Micro-Electronics Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010. Summary translations of these documents were filed as exhibits to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch, a Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch and a Guarantee Agreement dated March 24, 2010 by and among Agricultural Bank of China Shanghai Xuhui Subbranch, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. Summary translations of these documents were filed as exhibits to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21, 2010 and a Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd. Summary translations of these documents were filed as exhibits to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a General Agreement on Forward Purchase and Sale of Foreign Exchange dated January 8, 2010 by and between the Agricultural Bank of China Shanghai Xuhui Subbranch and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. A summary translation of this agreement was filed as an exhibit to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a Share Transfer Agreement dated April 6, 2010 by and between BCD (Shanghai) Semiconductor Manufacturing Limited and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. A summary translation of this agreement was filed as an exhibit to our registration statement on Form F-1 (File No. 333-171539), as amended.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20% appreciation of the RMB against the U.S. dollar by the end of 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Rules issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and further amended on August 1, 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from the SAFE.

Currently, foreign investment enterprises are required to apply to the SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are currently in the form of IC cards and are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation promulgated a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test, SAT Circular No. 82. Although SAT Circular No. 82 was meant to address issues concerning enterprises registered overseas by controlling PRC entities, it clarified the definition of “de facto management body” in that context. According to SAT Circular No. 82, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” with its “de facto management bodies” located within the PRC if all of the following circumstances are present at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power reside in the PRC. The geographical locations where our senior management members discharge their responsibilities for BCD Semiconductor Manufacturing Limited are located primarily outside of the PRC. Furthermore, at least 50% of the members of our board of directors reside outside of the PRC. For these reasons, we do not believe that our de facto management body would be considered located in the PRC or that we would be characterized as a “resident enterprise” for PRC tax purposes. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC in 2011; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from PRC subsidiaries to BCD Semiconductor Manufacturing Limited will be exempt income. If we were considered a PRC resident enterprise, the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a PRC withholding tax, and would cause foreign shareholders and ADS holders to become subject to a 10% PRC income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner (i.e. the economic owner, as opposed to the registered owner) of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such under applicable U.S. tax law;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. The representations, obligations and terms set forth in the deposit agreement provide that the ordinary shares will be held by the depositary on each holder’s behalf, and ADSs representing such ordinary shares will be issued to each holder. As such, if you own ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, under current law, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under published Internal Revenue Service guidance, our ADSs should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States as they are listed on the Nasdaq Global Select Market. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the Enterprise Income Tax Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “Item 10.E Additional Information—Taxation—People’s Republic of China Taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. Subject to the PFIC rules discussed below, the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates, currently a maximum of 15% for United States federal income tax purposes, which maximum rate is scheduled to increase to 20% on January 1, 2013. The deductibility of capital losses is subject to limitations. Subject to the discussion in the following paragraph, any such gain or loss that you recognize will generally be treated as United States source income or loss.

If we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax. See “Item 10.E Additional Information—Taxation—People’s Republic of China Taxation” above. In that event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may, subject to certain conditions and limitations, be able to treat such gain as PRC source income and claim a foreign tax credit in respect of any such PRC tax. The rules governing the foreign tax credit are complex. Alternatively, a U.S. Holder may be entitled to claim a deduction for any such PRC tax in computing its U.S. federal taxable income. If a U.S. Holder elects to claim a deduction rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid by or on behalf of the U.S. Holder in the particular year. You are urged to consult your tax advisors regarding the tax consequences if a PRC or other non-United States tax is imposed on gain on a sale, exchange or other taxable disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company

We do not believe that we were a PFIC for our taxable year ended December 31, 2010, and we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2011 or for the immediate future years. Our expectation is based in part on our estimates of the value of our assets, as determined by the price of our ADSs, and the composition of our income. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or for any future taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our special United States Counsel expresses no opinion with respect to our PFIC status for any taxable year.

A non-United States corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (as defined in the Code, including, among others, certain dividend, interest, royalty and rent income) (the “income test”), or

•

at least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold, a substantial amount of cash, which are generally treated as passive assets for this purpose, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. Instead, it will be subject to tax at rates applicable to ordinary income. Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Code) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the “excess distribution” and gain recognition treatment discussed in the preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Select Market, or other market, as defined in applicable United States Treasury regulations. Because the ADSs are listed on the Nasdaq Global Select Market, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, and if we meet the trading requirements.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund.” This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares, and other reporting requirements may apply.

You should consult with your tax advisors regarding the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain United States-related financial intermediaries are generally subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%, which rate is scheduled to increase to 31% for payments made on or after January 1, 2013. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Recent Tax Legislation

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of ADSs or ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the ADSs or ordinary shares.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE TAX LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

The documents concerning our company referred to in this document and required to be made available to the public are available at the offices of SIM-BCD at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China.

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-171539, as amended) and prospectus under the Securities Act of 1933, with respect to our ADSs representing our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-171674) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risk associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. As of December 31, 2010, our investments consisted mostly of time deposits.

Our exposure to interest rates also relates to an increase or decrease in the amount of interest expense we may incur depending upon our outstanding bank debt and credit lines. As of December 31, 2010, our PRC subsidiary SIM-BCD was party to loan agreements with ABC and the Bank of Nanjing, for an aggregate of $12.0 million in short-term loans, of which $6.0 million were denominated in U.S. dollars and an equivalent of $6.0 million were denominated in RMB. Our borrowings with ABC are guaranteed by SIMIC. $2.0 million of SIM-BCD’s U.S. dollar-denominated loans have a variable interest rate equal to LIBOR plus a certain percentage and the remaining portion of SIM-BCD’s U.S. dollar-denominated loans bear fixed interest rate. The RMB-denominated loans have a variable interest rate aligned to the reference interest rate promulgated by the People’s Bank of China, the Central Bank of the Chinese Government, for short-term borrowings at six to 12 months maturity. Such rate was 5.81% as of December 31, 2010. During 2010, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

Foreign Currency Risk

Historically, we have not experienced material foreign exchange losses or gains as a result of fluctuations between the U.S. dollar and the RMB. Any significant fluctuation between these currencies may lead to an increase in our costs and expenses, which could adversely affect our operating results or financial condition. Based on our results of operations for the year ended December 31, 2010, a 1.0% appreciation of the RMB against the U.S. dollar would have resulted in an estimated increase of approximately $527,000 in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB would have resulted in an estimated decrease of approximately $527,000 in our costs and expenses.

In order to mitigate the risks associated with fluctuations of the currency exchange rate between the U.S. dollar and RMB, which could have significant impacts on our results of operations, we have, from time to time, entered into forward foreign exchange contracts with ABC. As of December 31, 2010, the total notional value of such contracts was $41.8 million with committed U.S. dollar/RMB exchange rates ranging from 6.56 to 6.768 covering the forward periods from January 25, 2010 to September 28, 2011.

A substantial majority of our revenue is denominated in U.S. dollars. Because a limited portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Item 12.	Description of Securities Other Than Equity Securities

D.	American Depositary Shares

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$2.00 (or less) per 100 ADSs	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$2.00 (or less) per 100 ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” and “Item 12. Description of Securities Other Than Equity Securities” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

We completed our initial public offering of 40,159,830 ordinary shares, in the form of ADSs, at $10.50 per ADS in February 2011, after our ordinary shares and ADRs were registered under the Securities Act. In the initial public offering, we offered 5,026,638 ADSs and certain of our shareholders offered 1,666,667 ADSs. The aggregate price of the offering amount registered and sold was $70.3 million, of which we received $49.1 million. The effective date of our registration statement on Form F-1 (File number: 333-171539) was January 27, 2011. Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated were the joint book-running managers of our initial public offering.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities in our initial public offering totaled $7.7 million, including $4.9 million for underwriting discounts and commissions and approximately $2.8 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

We received net proceeds of $49.1 million from our initial public offering, of which we have used approximately $6.0 million to repay our outstanding loan with the Bank of Nanjing, or BON, which bore an average interest rate of 4.28% as of December 31, 2010. In 2011 and the first half of 2012, we intend to use a total of approximately $35.6 million of our cash available, which includes the net proceeds from our initial public offering, to finance the remaining construction of our second fab, including the currently planned capacity and future expansion. We intend to use the remaining net proceeds from our initial public offering to support our working capital and the future expansion of our business.

Item 15.	Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2010, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Michael Pfeiffer and Kheng Nam Lee is an Audit Committee Financial Expert as defined by the applicable rules and regulations of the SEC and is independent under the Nasdaq corporate governance rules.

Item 16B.	Code of Ethics

Our Code of Business Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.bcdsemi.com within five business days following the amendment or waiver, or we will disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2010, no amendments to or waivers from the Code were made or given for any of our executive officers. Our Code is available, free of charge, to any person who sends a request for a paper copy to us at BCD Semiconductor Manufacturing Limited, No. 1600, ZiXing Road Shanghai ZiZhu Science-based Industrial Park 200241 China, Attention: General Counsel.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Deloitte & Touche, our independent auditors for fiscal year 2009 and 2010, billed us the fees set forth below for services rendered during the years ended December 31, 2009 and 2010. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Deloitte & Touche are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services

	For the year ended December 31,
	2009	2010
	(U.S. dollars in thousands)
Audit Fees (1)	$240	$280
Audit-Related Fees	18	19
Tax Fees	4	4
All Other Fees (2)	—	855

Total fees	$262	$1,158

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“All other fees” means the aggregate fees billed in connection with services rendered by our principal auditors in connection with the filing of our registration statement on Form F-1.

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the preapproval of audit and non-audit services rendered by our independent auditors, Deloitte & Touche. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee has approved 100% of the audit fees, audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the Nasdaq Global Select Market, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

The Nasdaq corporate governance rules require listed companies to have, among other things, the compensation of a company’s executive officers determined and director nominations made by either committees consisting solely of “independent directors,” as such term is used in the Nasdaq corporate governance rules, or by a majority of a company’s independent directors. However, as a foreign private issuer, we are permitted to, and we intend to, follow home country corporate governance practices for the determination of executive officer compensation and director nominations instead of the Nasdaq corporate governance rules. Our compensation and our nominating and corporate governance committees of our board of directors are currently not comprised entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require that all members of our compensation committee or our nominating and corporate governance committee be independent directors. Although we may decide to have the compensation of our executive officers determined by and our directors nominated by a majority of our independent directors in compliance with the Nasdaq corporate governance rules in the future, we currently intend to rely upon the relevant home country exemption in lieu of the Nasdaq corporate governance rules and have our compensation committee determine the compensation of our executive officers and our nominating and corporate governance committee nominate our directors. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs. We currently comply with all other Nasdaq corporate governance rules applicable to United States domestic issuers, including having a majority of independent directors serving on our board of directors and an audit committee consisting solely of independent directors.

PART III

Item 17.	Financial Statements

Please see “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following BCD Semiconductor Manufacturing Limited Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F–37 are herein incorporated by reference:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Changes in Shareholders’ Capital Deficiency and Comprehensive Income and Loss

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Schedule I - Condensed Financial Statements of BCD Semiconductor Manufacturing Limited

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.4	Second Amended and Restated Investors’ Rights Agreement dated as of September 21, 2009 among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.5	Form of Amended and Restated Warrant to Purchase Shares (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.6	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.6 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.1	Fifth Amended and Restated 2002 Share Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.2	2010 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.3	Form of Indemnification Agreement with the Registrant’s officers and directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.4	State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, each dated February 15, 2006 (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.5	Summary English Translation of Investment Agreement dated August 2, 2010 by and among Shanghai ZiZhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.6	Summary English Translation of Maximum Credit Line Agreement dated August 2, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.7	Summary English Translation of Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) Micro-Electronics Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.8	Summary English Translation of Factory Lease Agreement dated September 30, 2000 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.9	Summary English Translation of Factory Lease Agreement dated January 8, 2004 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

Exhibit Number	Description

4.10	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch (incorporated by reference to Exhibit 10.10 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.11	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch (incorporated by reference to Exhibit 10.11 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.12	Summary English Translation of Guarantee Agreement dated March 24, 2010 by and among Agricultural Bank of China Shanghai Xuhui Subbranch, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.13	Employment offer letter with Jean-Claude Zhang (incorporated by reference to Exhibit 10.13 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.14	Employment offer letter with Jonathan Wang (incorporated by reference to Exhibit 10.14 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.15	Summary English Translation of Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21,
2010 by and among Nantong SiJian Construction Group Co., Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.15 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.16	Summary English Translation of Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.16 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.17	Equipment Purchase Agreement dated October 15, 2009 by and between Techlink Equipment and Technology and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (incorporated by reference to Exhibit 10.17 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.18	Service Contract dated November 12, 2010 by and between Techlink Semiconductor Equipment and Technology and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.18 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.19	Summary English Translation of General Agreement on Forward Purchase and Sale of Foreign Exchange dated January 8, 2010 by and between the Agricultural Bank of China Shanghai Xuhui Subbranch and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (incorporated by reference to Exhibit 10.19 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

8.1*	Subsidiaries of the Registrant

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Summary English Translation of Share Transfer Agreement dated April 6, 2010 by and between BCD (Shanghai) Semiconductor Manufacturing Limited and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (incorporated by reference to Exhibit 99.2 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

15.2	Summary English Translation of Merger Agreement dated December 2006 by and among Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., Advanced Analog Circuits (Shanghai) Corporation and MEMS Manufacturing (Shanghai) Co. Ltd. (incorporated by reference to Exhibit 99.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

15.3	Certificate of Registration By Way of Continuation dated April 8, 2004 (incorporated by reference to Exhibit 99.4 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/s/ Chieh Chang
Chieh Chang
Chief Executive Officer

Date: May 25, 2011

BCD SEMICONDUCTOR MANUFACTURING LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheets of BCD Semiconductor Manufacturing Limited and subsidiaries (collectively, the “Company”) as of December 31, 2009 and 2010 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive income and loss, and cash flows for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and subsidiaries as of December 31, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China

May 24, 2011

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	As of December 31,		Pro forma December 31, 2010 (Note 23)
	2009	2010	(Unaudited)
ASSETS
Current Assets:
Cash	$32,205,417	$44,716,943
Restricted cash	6,356,827	6,355,347
Accounts receivable, net	13,691,947	14,744,761
Inventories	15,658,779	24,187,846
Excess value-added tax paid	1,145,013	2,605,883
Deferred offering expense	—	1,956,571
Prepaid expenses and other current assets	3,071,867	4,182,278

Total current assets	72,129,850	98,749,629

Property, plant and equipment, net	21,022,139	31,512,211

Land use right, net	2,956,965	2,997,495

Investment in equity securities	1,539,205	1,586,966

Other assets	2,151,314	2,175,689

Total assets	$99,799,473	$137,021,990

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$8,578,059	$12,039,833
Accounts payable	16,101,780	18,359,734
Notes payable	10,878,416	15,930,059
Accrued expenses	4,936,577	6,635,366
Payable for purchase of plant and equipment	1,167,278	763,080
Withholding tax liability	1,763,519	1,789,498
Warrant liability	2,011,173	1,397,973	$—
Other current liabilities	1,589,676	2,497,478

Total current liabilities	47,026,478	59,413,021

Other liabilities:
Deferred rent - noncurrent	139,498	107,870
Performance obligation	3,015,863	3,109,444
Obligation under capital lease - noncurrent	322,667	269,636

Total other liabilities	3,478,028	3,486,950

Total liabilities	50,504,506	62,899,971

Commitments and contingencies (Note 13)
Convertible redeemable preference shares, authorized - 63,500,000 shares; $0.001 par value, issued and outstanding - 58,235,289 shares at December 31, 2009 and 2010
Liquidation preference - $90,879,112 at December 31, 2009 and 2010	90,569,174	90,569,174	—

Shareholders’ equity (capital deficiency)
Ordinary shares, $0.001 par value, authorized - 200,000,000 shares, issued and outstanding - 16,710,192 and 17,225,275 shares as of December 31, 2009 and 2010	16,710	17,225
Pro forma issued and outstanding – 80,460,564 shares (unaudited)			80,461
Additional paid-in capital	11,200,879	13,083,248	117,587,159
Accumulated other comprehensive income	5,751,670	8,258,725	8,258,725
Accumulated deficit	(58,243,466)	(37,806,353)	(50,406,353)

Total shareholders’ equity (capital deficiency)	(41,274,207)	(16,447,155)	$75,519,992

Total liabilities and equity	$99,799,473	$137,021,990

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Years Ended December 31
	2008	2009	2010
Net revenue:
IC products	$75,111,301	$92,092,314	$123,081,411
Foundry services	12,973,964	8,751,455	9,749,101

Total net revenue	88,085,265	100,843,769	132,830,512

Cost of revenue:
Semiconductors (including share-based compensation expense of $119,239, $138,426 and $114,824 for 2008, 2009 and 2010, respectively)	62,918,719	70,813,921	84,806,640
Foundry services (including share-based compensation expense of $12,633, $8,631 and $6,236 for 2008, 2009 and 2010, respectively)	6,668,946	4,415,489	4,517,266

Total cost of revenue	69,587,665	75,229,410	89,323,906

Gross profit	18,497,600	25,614,359	43,506,606

Operating expenses:
Research and development (including share-based compensation expense of $182,067, $225,092 and $181,105 for 2008, 2009 and 2010, respectively)	7,013,167	6,244,057	7,548,064
Selling and marketing (including share-based compensation expense of $163,983, $198,857 and $316,499 for 2008, 2009 and 2010, respectively)	4,486,314	5,422,589	7,062,705
General and administrative (including share-based compensation expense of $1,728,026, $1,087,453 and $1,132,758 for 2008, 2009 and 2010, respectively)	10,178,172	7,660,833	7,473,062

Total operating expenses	21,677,653	19,327,479	22,083,831

Income (loss) from operations	(3,180,053)	6,286,880	21,422,775

Other income (expense):
Interest income	495,896	398,167	303,924
Interest expense	(1,019,443)	(736,906)	(448,311)
Foreign exchange loss	(277,213)	(75,939)	(935,240)
Gain (loss) on valuation of warrant liability	(926,334)	145,156	613,200
Gain on valuation of financial instruments	—	—	761,892
Other income (expense), net	62,198	313,688	(6,783)

Other income (expense), net	(1,664,896)	44,166	288,682

Income (loss) before income tax expense (benefit)	$(4,844,949)	$6,331,046	$21,711,457
Income tax expense (benefit)	(42,929)	(577,049)	1,274,344

Net income (loss) attributable to shareholders	(4,802,020)	6,908,095	20,437,113
Accretion of series c preference shares	(173,219)	(57,806)	—
Allocation of net income to participating convertible preference shareholders	—	(5,322,917)	(15,771,962)

Net income (loss) attributable to ordinary shareholders	$(4,975,239)	$1,527,372	$4,665,151

Net income (loss) per share attributable to shareholders:
Basic - ordinary shares	$(0.30)	$0.09	$0.28

Basic - convertible preference shares	$—	$0.09	$0.27

Diluted - ordinary shares	$(0.30)	$0.08	$0.17

Diluted - convertible preference shares	$—	$0.09	$0.27

Shares used to compute net income (loss) per share:
Basic - ordinary shares	16,693,525	16,710,192	16,908,553

Basic - convertible preference shares	—	58,235,289	58,235,289

Diluted - ordinary shares	16,693,525	19,142,046	27,469,201

Diluted - convertible preference shares	—	58,325,855	58,594,979

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE

INCOME AND LOSS

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’ Capital
	Shares	Capital	Capital	Income	Deficit	Deficiency

BALANCE, JANUARY 1, 2008	16,670,192	$16,670	$7,563,537	$3,010,673	$(60,349,541)	$(49,758,661)

Net loss	—	—	—	—	(4,802,020)	(4,802,020)
Foreign currency translation adjustments	—	—	—	2,682,059	—	2,682,059

Total comprehensive loss						(2,119,961)

Share-based compensation	—	—	2,205,948	—	—	2,205,948
Exercise of stock options	40,000	40	3,960	—	—	4,000
Accretion of Series C preference shares to redemption value	—	—	(173,219)	—	—	(173,219)

BALANCE, DECEMBER 31, 2008	16,710,192	16,710	9,600,226	5,692,732	(65,151,561)	(49,841,893)

Net income	—	—	—	—	6,908,095	6,908,095
Foreign currency translation adjustments	—	—	—	58,938	—	58,938

Total comprehensive income						6,967,033

Share-based compensation	—	—	1,658,459	—	—	1,658,459
Accretion of Series C preference shares to redemption value	—	—	(57,806)	—	—	(57,806)

BALANCE, DECEMBER 31, 2009	16,710,192	16,710	11,200,879	5,751,670	(58,243,466)	(41,274,207)

Net income	—	—	—	—	20,437,113	20,437,113
Foreign currency translation adjustments	—	—	—	2,507,055	—	2,507,055

Total comprehensive income						22,944,168

Share-based compensation	—	—	1,751,422	—	—	1,751,422
Exercise of stock options	515,083	515	130,947	—	—	131,462

BALANCE, DECEMBER 31, 2010	17,225,275	$17,225	$13,083,248	$8,258,725	$(37,806,353)	$(16,447,155)

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Years Ended December 31
	2008	2009	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(4,802,020)	$6,908,095	$20,437,113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,252,358	3,572,323	3,880,859
Share-based compensation expense – employees	1,337,402	1,651,707	1,647,883
Share-based compensation expense - non-employees	868,546	6,752	103,539
Loss (gain) on disposal of property, plant and equipment	58,804	(104,307)	1,344
Provisions for accounts receivables	299,148	442,837	13,743
Provisions for warranty reserves	439,372	522,813	445,251
Inventory write down	5,379,433	2,185,349	2,044,215
Deferred income tax	(141,361)	606,562	147,355
Gain (loss) on valuation of warrant liability	926,334	(145,156)	(613,200)
Gain on valuation of financial instruments	—	—	(761,892)
Change in operating assets and liabilities:
Accounts receivable	12,005,086	(9,212,491)	(1,066,557)
Inventories	(6,807,174)	1,942,253	(10,573,282)
Excess value-added tax paid	304,015	214,235	(1,460,870)
Prepaid expenses and other current assets	149,939	(981,382)	(508,175)
Accounts payable	(5,750,231)	5,579,568	2,257,954
Notes payable	4,243,116	6,635,300	5,051,643
Accrued expenses	(2,046,359)	(409,415)	229,281
Withholding tax liability	(1,021,695)	(7,833)	25,979
Other current liabilities	(22,310)	(838,703)	529,508
Deferred rent	(56,676)	(74,414)	(60,396)

Net cash provided by operating activities	9,615,727	18,494,093	21,771,295

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash	(2,531,612)	(467,057)	187,078
Acquisitions of property, plant and equipment	(8,176,079)	(3,048,675)	(13,950,307)
Acquisition of land use right	—	—	(101,053)
Proceeds from disposal of property, plant and equipment	67,874	137,746	13,748
Acquisition of other assets	(26,678)	(141,387)	(12,072)
Investment in equity securities	(1,501,386)	—	—

Net cash used in investing activities	(12,167,881)	(3,519,373)	(13,862,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for offering expenses	$—	$—	$(458,295)
Proceeds from short-term bank loans	12,221,441	8,577,860	12,016,612
Repayments for short-term bank loans	(16,804,085)	(12,157,659)	(8,554,838)
Exercise of stock options	4,000	—	131,462
Principal paid under capital lease	—	—	(43,746)

Net cash provided by (used in) financing activities	(4,578,644)	(3,579,799)	3,091,195

NET INCREASE (DECREASE) IN CASH	(7,130,798)	11,394,921	10,999,884

EFFECTS OF EXCHANGE RATE CHANGES	1,481,728	36,360	1,511,642

CASH, BEGINNING OF YEAR	26,423,206	20,774,136	32,205,417

CASH, END OF YEAR	$20,774,136	$32,205,417	$44,716,943

	Years Ended December 31
	2008	2009	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$131,249	$14,667	$958,303

Interest paid, net of amount capitalized of $15,582 in 2008 (2009 and 2010: Nil)	$1,014,209	$766,030	$443,144

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$571,633	$(577,427)	$(404,198)

Increase (decrease) in obligation under capital lease	$—	$366,129	$—

Decrease in land use right	$—	$1,652,945	$—

Decrease in performance obligation	$—	$1,727,291	$—

TRANSACTION AFFECTING BOTH CASH AND NON-CASH ITEMS
Increase in deferred offering expenses	$—	$—	$1,956,571
Increase in accrued offering expenses	—	—	(1,498,276)

Cash paid for offering expenses	$—	$—	$458,295

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

BCD Semiconductor Manufacturing Limited (“BCD”) was incorporated as a limited company under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) specialize in the design, manufacture and sale of a broad range of power management semiconductors. The subsidiaries located in Taiwan, Hong Kong and the United States of America primarily perform selling and marketing activities; while manufacturing, research and development activities as well as portion of selling and marketing activities are primarily performed by the subsidiaries located in the People’s Republic of China (“PRC”). The Company has an office in South Korea to provide after-sales, marketing and logistics services to Korean customers.

Prior to 2009, BCD had established two subsidiaries in PRC: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”) and BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities. BCD Shanghai is located in Zizhu Science-based Industrial Park in Shanghai (“Zizhu Science Park”) and has had no operations since its inception in 2005.

In November 2009, the Company established BCD Shanghai Micro-Electronics Limited (“BCD (Shanghai) ME”) which was co-invested by SIM-BCD and BCD Shanghai. (Note 13)

In August 2010, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai because of changes in its strategy and business needs, and obtained the approval of dissolution on September 30, 2010. BCD Shanghai started its liquidation process in October 2010. (Note 13)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts, sales discounts, valuation of inventories, valuation of derivative instruments, useful lives and commencement of productive use of property, plant and equipment, impairment of investment and long-lived assets, accruals for product warranty costs, valuation of warrant liability, and share-based compensation expense.

Risks, Uncertainties and Concentrations of Credit Risk

The Company participates in the high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: the Company’s ability to expand its market share with leading original design manufacturers (ODMs) and original equipment manufacturers (OEMs) as customers, its average selling prices and its sales volumes, costs or product developments, its plans regarding the construction of its second fab, its manufacturing results and the economic political and social conditions in China.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash, accounts receivable and derivatives held for trading. Derivatives with positive fair values at the balance sheet date are evaluated for credit risk. The Company places its cash with financial institutions with high-credit ratings and quality. The counter-parties to the derivatives are reputable financial institutions and business organization. Management does not expect the Company’s exposure to default by those parties to be material. The Company conducts credit evaluations of customers and, starting from 2009, requires collateral or other security from its distributors. The Company establishes an allowance for doubtful accounts based upon the aging of the receivables, historical collection data and internal assessments of credit quality.

Cash

Cash consists of cash on hand, checking and savings accounts which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically assesses the values of inventories and, when appropriate, writes down the values of inventories through charges to cost of revenue. The assessments are generally based on a comparison of inventory quantities on hand at period end and inventory quantities shipped over the last six months, determined by product line. Progressive rates from 50% to 100% are applied to slow-moving inventories based on aging of the items and shipments made over the last six months. In addition, the values of inventories aged over two years are fully written down.

Excess Value-added Tax Paid

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity engaged in the sale of goods, the provision of specified services and the importation of goods in PRC is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. In addition, producers or trading companies who export their products are generally exempted from VAT and are refunded monthly a certain percentage of the VAT they have paid to their suppliers with regard to the exported products. As of December 31, 2009 and 2010, the excess value-added tax paid amounted to $1,145,013 and $2,605,883, respectively, of which $703,809 and $1,605,796 were refunded in January 2010 and 2011, respectively.

Derivative Instruments

A substantial majority of the Company’s revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in U.S. dollars to RMB currency exchange rates could have an impact on the Company’s results of operations and cash flows. Since 2010, the Company uses forward contracts as a tool to mitigate the adverse impact on its financial statements caused by fluctuations on the exchange rate (Note 16). The Company did not enter into foreign currency derivative contracts for any purpose other than risk management.

The Company adopted Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging,” to account for the derivative instruments. In accordance with ASC Topic 815, a derivative that does not meet the criteria for hedge accounting is classified as a financial asset or a financial liability held for trading. The Company did not designate the forward contracts to be accounted for under hedge accounting. At each reporting period end, the Company evaluates the fair value of derivatives outstanding. If the fair value of the derivative is positive, the derivative is recognized as a financial asset under other current assets; otherwise, the derivative is recognized as a financial liability under other current liabilities. Changes in the fair value are recognized as gain/(loss) on valuation of financial instruments on the consolidated statements of operations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Certain external costs directly related to the construction of such properties including professional fees, duties and tariffs, equipment installation and shipping costs as well as borrowing costs for qualifying assets are capitalized in accordance with the Company’s accounting policy.

Depreciation commences when the assets are put into service. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building	40 years
Manufacturing equipment	3 or 5 years
Electronic equipment	5 years
Software	5 years
Furniture and office equipment	3 to 5 years
Transportation equipment	5 years

Leasehold improvements are depreciated over their useful lives (usually 5 years) or lease term, whichever is shorter.

Impairment of Long-lived Assets

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events the Company considers important which could trigger an impairment review include, but are not limited to, the following: (i) significant under performance relative to historical or projected future operating results; (ii) significant changes in the manner of the Company’s use of the acquired assets or the Company’s overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right, which is 50 years.

Investment in Equity Securities

Investments in equity securities of entities in which the Company does not have significant influence are accounted for by the cost method. The Company evaluates significant influence by evaluating whether it has the power through its ownership interest, the number of board seats, other management authority they are entitled to and other abilities they have to significantly influence the financial and operating policy decisions of the investee. Under the cost method, the Company records an investment in the equity securities of an investee at cost, and recognizes income when dividends received are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and should accordingly be recognized.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 320, “Investments - Debts and Equity Securities” and used the guidelines therein to determine whether the impairment of its investment in equity securities accounted under the cost method is temporary or other-than temporary. The Company evaluates whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment (an “impairment indicator”). If an impairment indicator is present, it may indicate that a decrease in value of the investment has occurred. In determining whether the decline in value of the investments was other-than-temporary, the Company considers several factors including, but not limited to, its intention and ability to hold the investment, the financial condition and near-term prospects of the investee, severity of impairment, duration of impairment and forecasted recovery of investment. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The risks and uncertainties include changes in the economic climate, strategy of the company and management of the investee. Once an indicator for other than temporary impairment exists, the Company determines the fair value of the non-marketable equity investments using the market approach. The market approach includes the use of financial metrics and ratios of comparable public companies. The selection of comparable companies requires management judgment and is based on a number of factors, including but not limited to, comparable companies’ sizes, growth rates, industries and other relevant factors.

Warrant Liability Valuation

The Company adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series C preference shares were reclassified as a liability and remeasured at fair value. Subsequent changes in fair value of warrant liability were then charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying preference shares. These assumptions are inherently uncertain and highly subjective. The value of the warrant liability increased by $926,334 and decreased by $145,156 and $613,200 for the years ended December 31, 2008, 2009 and 2010, respectively.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Leases which transfer substantially all benefits and risks incidental to ownership of assets are accounted for as acquisitions of assets and incurrence of obligation at the inception of the lease. Obligations under capital leases are reduced by rental payments net of imputed interest. On certain lease agreements, the Company may receive rent holidays and other incentives. Lease costs are recognized on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives the Company receives are treated as a reduction of its costs over the term of the agreement.

Revenue Recognition

The Company recognizes revenue, net of value-added tax, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products is recognized upon shipment (when title and risk passes) to customers, net of accruals for estimated sales returns and allowances. The Company recognizes revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. The Company’s arrangements with its distributors do not include price protection provisions. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world. The agreements are subject to termination by either party with up to three months notice.

Revenue for the sales made to third party distributors may not be recognized if the Company observes any of the conditions listed below which may indicate that collection is not reasonably assured: (i) shipments to distributors when inventories at a distributor are in excess of three months of supply; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, e.g., extended payments terms, additional rights of returns or allowances, inventory consignments, etc; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high credit risk; or (v) other indications that may represent the collection of receivable is not reasonably assured. Beyond the aforementioned quantitative factors, management also considers qualitative factors to assess collectability, including but not limited to: credit history of distributors, collateral provided by distributors and current and projected business volumes to determine whether the revenue related to distributors should be recognized upon shipment. Accordingly, revenue of $848,668 and $668,706 was not recognized upon shipment as of December 31, 2009 and 2010, respectively. In these cases, revenue is recognized when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

Prior to January 1, 2009, the Company’s arrangements with its distributors included limited stock rotation rights that permitted the return of a small percent of the monetary value of the previous three or six months’ purchases. The Company granted stock rotation rights to distributors such that only those distributors meeting certain purchases targets were granted a limited rights of return depending on the territorial region of purchases for each quarter or six-month period on a calendar basis. The provisions related to recognized revenue were based on historical returns over the prior 18 month period assessed on a quarterly basis. Starting January 1, 2009, the Company canceled the aforementioned stock rotation right, and sales through third party distributors no longer included return rights.

Prior to January 1, 2009, sales discounts and rebates were given to distributors and end customers to provide more incentive to purchase from the Company. A provision for sales discounts and rebates was recorded in the period the related revenue was recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements were prepared that would significantly affect the provision in accordance with the guidance set forth in ASC Topic 605, “Revenue Recognition.” Starting January 1, 2009, the Company canceled its policy related to sales rebates and the unused sales rebate accrual was then reversed accordingly.

Since the stock rotation and sales rebate policies were terminated at the end of 2008, the Company offers sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets. Such incentives are accrued for at the time of sales and recorded as a reduction of the related revenue.

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. The historical warranty returns mostly relate to defective or off-specification parts and appear in a stable trend. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the statements of operations. Shipping and handling costs are charged to cost of revenue as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Foreign Currency Transactions and Translation

The reporting currency of the Company is the U.S. dollar. Foreign currency transactions are recorded in U.S. dollars at the current exchange rate in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the balance sheet date, assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in current operations.

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Deferred Offering Expenses

In accordance with ASC 340, “Other Assets and Deferred Costs,” offering expenses related to legal, underwriting and accounting fees incurred in connection with the Company’s proposed IPO were deferred. As of December 31, 2010, the Company incurred IPO related expenses amounting to $1,956,571. In February 2011, the Company completed its IPO; the deferred expenses were then charged against the gross proceeds. (Note 22)

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provision for income taxes. The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

Accounting for Share-based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company currently uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments. The Black-Scholes option-pricing model is based on a number of assumptions, including historical volatility, expected life, risk-free interest rate and expected dividends.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Fair Value Measurements

The Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and requires that assets and liabilities carried at fair value be classified and disclosed in one of the three categories, as follows:

Level 1:	Quoted market prices in active markets for identical assets and liabilities;

Level 2:	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of cash, restricted time deposits, accounts receivable, short-term bank loan and notes and account payables approximates the fair value due to their short-term maturities. For recognition purposes, the Company measures its warrant liability and forward contracts at fair value on a recurring basis. See Note 15 and 16 for further details on fair value measurements.

Recent Accounting Pronouncements

In January 2010, the FASB issued the Accounting Standards Update (“ASU”) No. 2010-06. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures,” that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. See notes 15 and 16 related to warrant liability and foreign currency forward, respectively, to the Company’s consolidated financial statements for the disclosures required by ASU No. 2010-06.

In April 2010, the FASB issued ASU No. 2010-13 under Topic 718, “Compensation—Stock Compensation,” regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company believes it would have no material impact on its consolidated financial statements.

3.	NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the year. When calculating net income per share, the two class method has been used, and net income has been allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share income for the period. In years with profits from continuing operations, potential ordinary shares, computed using the treasury stock method, including options and warrants will only have a dilutive effect when the average fair value of ordinary shares during the period exceeds the exercise price of those instruments. For the potential ordinary shares issuable upon conversion of convertible preference shares computed under the if-converted method, they would be excluded from the computation of net income per share if the inclusion will result in antidilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

	Years Ended December 31
	2008	2009	2010
Numerator:
Net income (loss)	$(4,802,020)	$6,908,095	$20,437,113
Accretion of Series C Preference Shares	(173,219)	(57,806)	—
Income attributable to convertible preference shareholders	—	(5,322,917)	(15,771,962)

Net income (loss) attributable to ordinary shareholders	$(4,975,239)	$1,527,372	$4,665,151

	Years Ended December 31
	2008	2009	2010
Denominator:
Weighted-average ordinary shares outstanding
- Basic	16,693,525	16,710,192	16,908,553
Diluted shares
Options to purchase ordinary shares	—	2,431,854	10,533,505
Warrants to purchase ordinary shares	—	—	27,143

Weighted-average outstanding shares
- Diluted	16,693,525	19,142,046	27,469,201

Basic net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$(0.30)	$0.09	$0.28

Diluted net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$(0.30)	$0.08	$0.17

After deducting income attributable to convertible preference shareholders and accretion of Series C preference shares from income (loss) to determine net income (loss) attributable to ordinary shareholders, the following warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were excluded from the computation of diluted net income (loss) per ordinary share as the effects of purchasing or converting those potential ordinary shares and increasing the income attributable to ordinary shareholders following such purchases and conversions would not have been dilutive under the if-converted method:

	As of December 31
	2008	2009	2010

Number of warrants to purchase ordinary shares	202,500	202,500	—
Number of warrants to purchase Series B preference shares	150,000	—	—
Number of warrants to purchase Series C preference shares	1,600,000	1,600,000	1,600,000
Number of options to purchase ordinary shares	10,301,425	—	—
Series A preference shares	27,660,000	27,660,000	27,660,000
Series B preference shares	10,575,289	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000	20,000,000

The Company applies the two-class method in accordance with the provisions of ASC Topic 260, “Earnings Per Share,” which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of ordinary shares. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association. (Note 18)

ASC Topic 260 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of ordinary shares outstanding during the period that are not subject to vesting provisions.

Further, the following table sets forth the computation of basic and diluted net income per share attributable to participating securities holders:

	Years Ended December 31
	2008	2009	2010

Numerator:
Income attributable to convertible preference shareholders	$—	$5,322,917	$15,771,962

Denominator:
Weighted-average convertible preference shares outstanding - Series A through C – basic	—	58,235,289	58,235,289
Diluted shares
Warrants to purchase Series B preference shares	—	—	—
Warrants to purchase Series C preference shares	—	90,566	359,690

Weighted-average convertible preference shares outstanding – diluted	—	58,325,855	58,594,979

Basic net income per share:
Net income attributable to convertible preference shareholders	$—	$0.09	$0.27

Diluted net income per share:
Net income attributable to convertible preference shareholders	$—	$0.09	$0.27

As of December 31, 2010, the following ordinary shares and warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were outstanding:

Ordinary shares	17,225,275
Number of warrants to purchase ordinary shares	202,500
Number of warrants to purchase Series C preference shares	1,600,000
Number of options to purchase ordinary shares, vested or expected to vest	15,601,220
Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000

92,864,284

4.	RESTRICTED CASH

Restricted cash is pledged as collateral when the Company enters into agreements with banks for certain credit lines. As of December 31, 2009 and 2010, the restricted cash of $6,256,827 and $4,779,018 were pledged as collateral for a credit line for issuance of bank acceptance notes and letters of credit; while as of December 31, 2010, an additional $1,276,329 was pledged as collateral for the forward contracts outstanding. (Note 12 and 16)

In addition, time deposits of $100,000 and $300,000 were pledged to a supplier as collateral for purchases as of December 31, 2009 and 2010, respectively.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS, STOCK ROTATIONS AND SALES DISCOUNTS/ REBATES

	Years Ended December 31
	2008	2009	2010

Allowance for doubtful accounts
Balance at beginning of year	$77,900	$138,739	$118,867
Additions charged to (reversal from) expenses	99,869	(13,612)	(38,104)
Write-offs	(39,030)	(6,260)	(22,335)

Balance at end of year	$138,739	$118,867	$58,428

Allowance for stock rotation
Balance at beginning of year	$1,027,776	$381,550	$—
Additions charged to (reversal from) sales	364,382	(204,800)	—
Deductions	(1,010,608)	(176,750)	—

Balance at end of year	$381,550	$—	$—

Allowance for sales discounts/rebates
Balance at beginning of year	$269,023	$47,444	$668,424
Additions charged to (reversal from) sales	(165,103)	661,249	51,847
Deductions	(56,476)	(40,269)	(351,297)

Balance at end of year	$47,444	$668,424	$368,974

6.	INVENTORIES

	December 31
	2009	2010

Raw materials	$2,000,521	$2,958,564
Work in process	7,557,550	10,331,077
Finished goods	6,100,708	10,898,205

	$15,658,779	$24,187,846

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2009	2010

Building	$11,129,174	$11,528,191
Manufacturing equipment	54,833,352	59,141,907
Electronic equipment	3,936,080	7,260,135
Leasehold improvements	5,234,943	5,987,811
Software	5,232,252	5,833,457
Furniture and office equipment	389,833	415,336
Transportation equipment	185,535	187,878
Construction in progress	—	1,106,087
Prepaid on equipment purchases	325,882	4,863,629

	81,267,051	96,324,431
Less: Accumulated depreciation	(60,244,912)	(64,812,220)

	$21,022,139	$31,512,211

The Company has purchased equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor equipment. One of the Company’s shareholders and directors is a director of Techlink and owns a majority interest in Techlink. Manufacturing equipment costing $110,600 and $900,600 were acquired from Techlink at fair value in 2009 and 2010, respectively. Payables to Techlink for the purchase of equipment at December 31, 2009 and 2010 were $110,600 and $358,264, respectively.

For the need of business expansion, the Company planned to construct a new fab facility on the land located in Zizhu Science Park. Consequently, the Company entered into an equipment purchase agreement and new fab facility construction agreement in July and September 2010, respectively, and incurred capital expenditure of $5.6 million (recorded as construction in progress and prepaid on equipment purchase) for the year ended December 31, 2010 (Note 13).

As of December 31, 2010, the Company has mortgaged the building along with its land use right located in the Zizhu Science Park as collateral under the banking facility agreement with Bank of Nanjing (Note 11), which amounted to $13,703,362 as of December 31, 2010.

Depreciation expense for 2008, 2009 and 2010 was $4,156,467, $3,557,817 and 3,816,258 respectively. Capitalized interest expense was $15,582 for 2008 (2009 and 2010: Nil).

8.	LAND USE RIGHT, NET

	December 31
	2009	2010
Land use right	$3,195,304	$3,309,402
Less: Accumulated amortization	(238,339)	(311,907)

	$2,956,965	$2,997,495

All land in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

In August 2009, the Company returned to the land authority a portion of the land use right located in Zizhu Science Park with coverage of 40,002 square meters which was originally reserved for its plan of investing in two eight-inch wafer facilities, as the Company changed its strategy and plan. See Note 13 for discussion of contingencies related to the land use right.

Amortization expense for 2008, 2009 and 2010 was $95,891, $88,852 and $64,601, respectively. The estimated amortization expense for each of the five succeeding years is $66,361.

9.	INVESTMENT IN EQUITY SECURITIES

In May 2008, the Company’s subsidiary, SIM-BCD, acquired an 11% interest in the equity of Dayan Technology Industry Co., Ltd. Shenzhen (“Dayan Shenzhen”) for cash of RMB10,510,000 (equivalent to $1.5 million). As the Company does not have significant influence on Dayan Shenzhen’s operation, the investment is accounted for under the cost method. The Company has not obtained an estimate of the fair value of the investment because the cost of an independent valuation appears excessive, considering the materiality of the investment to the Company. As of December 31, 2010, there is no indicator that an other-than-temporary impairment exists.

10.	INCOME TAX

BCD is not subject to income or other taxes in Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located.

SIM-BCD, one of BCD’s PRC subsidiary was entitled to a preferential income tax rate of 15% as well as a five-year tax holiday for exemption from PRC income tax for two years commencing from the first profit making year after utilizing all prior year tax losses and thereafter a 50% relief from PRC income tax for the next three years. On January 1, 2008, the new PRC Enterprise Income Tax Law (“New Law”), its implementation rules and Guofa 2007 No. 39 (“Circular 39”), took effect simultaneously. These new rules and regulations provide a uniform enterprise income tax rate for PRC enterprises of 25% and provide a transition period for preferential lower tax rates and tax holidays under the previous tax laws, regulations and relevant regulatory documents. According to the New Law and the implementation rules, SIM-BCD’s first profit making year was 2008 when it used all of the prior year tax loss carryforwards, and therefore is required to transition to the newly enacted tax rate of 25% to 15% during a five-year transition period through 2012. However, Circular 39 also prescribes that if the tax rate transitional relief overlaps with preferential policies provided by the New Law, an enterprise may choose the more favorable policy to be applied, but shall not enjoy both. The policy cannot be changed once being determined. The Company believes it is more beneficial to enjoy the transition rule and apply the preferential tax rate of 15% after the transition period expires.

Another PRC subsidiary of the Company, BCD Shanghai, is also entitled to a five-year tax holiday as being a manufacturing enterprise established before the promulgation of the New Law. According to the New Law and Circular 39, BCD Shanghai is forced to enter into its first tax holiday exemption year in 2008. However, in 2010, the Company took steps to dissolve BCD Shanghai; given the fact that its operating period is less than 10 years, BCD Shanghai can’t be entitled to the tax holiday in accordance with the tax law.

As a result of the implementation of New Law and regulations, the applicable tax rates for SIM-BCD and BCD Shanghai are as follows:

	SIM-BCD	BCD Shanghai

2008 and 2009	—	—
2010	11.0%	25.0%
2011	12.0%	25.0%
2012	12.5%	25.0%
2013 and thereafter	25.0%	25.0%

The New Law also allows state-encouraged High and New Technology Enterprises to be eligible for a reduced enterprise income tax rate of 15%. In November 2008, SIM-BCD obtained the certification of High and New Technology Enterprise, which is expected to be renewed in 2011; however, there is no assurance that such renewal can be obtained. If SIM-BCD continues qualifying as High and New Technology Enterprise, then its applicable tax rate would be 15% for 2013 and afterwards.

BCD (Shanghai) ME, established in November 2009, commenced its operation in July 2010, and is subject to a tax rate of 25% in 2010. The Company intends to qualify BCD (Shanghai) ME as a High and New Technology Enterprise, but currently there is no guarantee that it will be able to obtain this qualification.

BCD’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, the Republic of China (Taiwan) and Hong Kong.

The Company adopted the provisions of ASC Topic 740, “Income Taxes,” and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on technical merits and the presumption that the tax position would be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2010, the Company has not recorded any tax liability based on the results of its assessment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Based on the aforementioned tax law, BCD’s PRC subsidiaries are subject to tax examination in respect to past years at the tax authority’s discretion. To date, the tax returns from 2005 to 2007 of SIM-BCD were examined by the tax authority resulting in no significant tax liability.

Income (loss) before income taxes consisted of:

	Years Ended December 31
	2008	2009	2010

Cayman Islands	$(5,391,843)	$(2,864,035)	$(2,187,760)
Foreign	546,894	9,195,081	23,899,217

Total income (loss) before income taxes	$(4,844,949)	$6,331,046	$21,711,457

Income tax expense (benefit) consisted of:

	Years Ended December 31
	2008	2009	2010

Current	$118,149	$29,513	$1,126,989
Deferred	(161,078)	(606,562)	147,355

Income tax expense (benefit)	$(42,929)	$(577,049)	$1,274,344

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax income or loss is as follows:

	Years Ended December 31
	2008	2009	2010

Statutory tax rate	25.00%	25.00%	25.00%
Effect of different tax rates in different jurisdictions	(13.34%)	18.53%	0.60%
Income exempted or expense not deductible for tax purpose	(66.82%)	20.29%	(9.20%)
Effect of additional deduction of research and development expense for tax purposes	0.00%	(10.39%)	(3.79%)

	Years Ended December 31
Benefit of tax holiday	63.05%	(64.91%)	(8.01%)
Effect of tax rate change	1.26%	4.08%	(0.01%)
Change in valuation allowance	(4.49%)	0.11%	1.30%
Others	(3.77%)	(1.82%)	(0.02%)

Effective tax rate	0.89%	(9.11%)	5.87%

Major factors driving a lower effective tax rate includes:

•

Effect of different tax rates in different jurisdictions: it represents the net impact on the statutory tax rate derived from the overall income or loss of non-PRC entities, substantially the parent company and the Hong Kong subsidiary.

•

Income exempted or expense not deductible for tax purposes: it represents the tax impact of the differences between financial and taxable income under the applicable tax law in each jurisdiction, majorly consisting of the exempted offshore income of the subsidiary.

•

Benefit of tax holiday: it represents the impact of aforementioned five-year tax holiday enjoyed by SIM-BCD on the effective tax rate; in 2010, the tax holiday benefit decreased significantly as SIM-BCD were exempted from PRC income tax in 2008 and 2009 while it took a 50% relief from PRC income tax in 2010. In 2008, due to the Company incurred consolidated net loss, the impact became an additive item.

The components of deferred tax assets and liabilities were as follows:

	December 31
	2009	2010
Deferred tax assets
Loss carry forward	$456,028	$751,228
Inventory reserves	341,793	264,296
Accruals	321,179	429,913
Others	150,933	103,105

Total deferred tax assets	1,269,933	1,548,542
Valuation allowance	(481,757)	(793,028)

Deferred tax assets, net of valuation allowance	788,176	755,514

Deferred tax liabilities – Gain on valuation of financial instrument	—	(91,427)

Net deferred income tax assets	$788,176	$664,087

Deferred tax assets
Current	$769,169	$633,524

Non-current	$19,007	$30,563

The valuation allowance relates to temporary differences for which the Company believes that realization is not more likely than not. The valuation allowance increased by $258,938 and $311,271 in 2009 and 2010 respectively, mainly due to the loss carryforward generated by BCD Shanghai and BCD (Shanghai) ME’s operations. As of December 31, 2010, the net operating loss carry forward resulting from these two entities amounted to $3,004,913. The PRC net operating loss carryforward will expire in 2013 through 2015 if not utilized. The Company estimated the loss carryforward would not be realized and made a provision at full amount of the related deferred tax assets.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC and Taiwan that are available for distribution at December 31, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the parent company. As of December 31, 2010, the undistributed earnings of those subsidiaries amounted to $16.6 million.

The aggregate amount and per share effect for the tax holiday in 2010 are as follows:

2010
The aggregate dollar effect	$1,739,596

Per share effect - basic - ordinary shares	$0.02

Per share effect - diluted - ordinary shares	$0.01

Per share effect - basic - convertible preference shares	$0.02

Per share effect - diluted - convertible preference shares	$0.02

11.	SHORT-TERM BANK LOANS

SIM-BCD, one of the Company’s subsidiaries, has obtained short-term bank loans from the Agricultural Bank of China that are denominated in either U.S. dollar or RMB. The U.S. dollar-denominated loan bore fixed interest rate at 3.6775% and was repaid in June 2010. The RMB-denominated loans bore floating interest rate, which was at 5.31% as of December 31, 2009 and further reduced to 5.0445% as of December 31, 2010. The interest rate is adjusted every six months and is based upon the benchmark interest rate of the People’s Bank of China. The loans are repayable on demand or within one year from the date of borrowing, which will be in April 2011. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. Loans of $8,578,059 and $6,039,833 on December 31, 2009 and 2010, receptively, were guaranteed by Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”), an affiliate of the Company’s 5% shareholders. The maximum guaranteed amount offered by the Agricultural Bank of China to SIMIC is RMB 60,000,000 (approximately $9 million).

In August 2010, SIM-BCD entered into a banking facility agreement with the Bank of Nanjing for a credit line of RMB120,000,000 (approximately $18 million) which may be drawn down in short-term loans, issuances of bank acceptance notes or issuances of letters of credit. This banking facility is valid through July 1, 2011, and is guaranteed by the Company’s land use right and the headquarters building located in Zizhu Science Park. As of December 31, 2010, SIM-BCD has borrowed U.S. dollar-denominated short term loan of $6 million, consisting of three individual loans, under the credit line, of which two of them amounting to $4 million bore fixed interest rates at 4.296% and 4.272%, and the remaining loan bore floating interest rate at 4.26%. The floating interest rate is adjusted every twelve months based upon LIBOR. Under the loan agreement with the Bank of Nanjing, the proceeds are to be used as working capital only, and can’t be used for investing activities; besides, so long as an amount of the loan is outstanding, SIM-BCD is prohibited from engaging in any reorganization, joint venture, merger or consolidation or from taking any other action that could change the debtor-creditor relationship between SIM-BCD and the Bank of Nanjing or otherwise affect the rights of the Bank of Nanjing as creditor, without the prior consent of the Bank of Nanjing. The loans under the banking facility will be due from September through November 2011.

Due to the short term nature of the maturities, the fair value of the Company’s borrowings approximates their carrying amounts.

12.	NOTES PAYABLE

Bank acceptance note, also known as banker’s acceptance, is a note drawn by the issuer and accepted by a bank. Upon bank’s acceptance, the payment of the note is guaranteed by the bank. The Company uses bank acceptance notes as payment instruments to some of its suppliers. Except for the bank charges of 0.05% of the principal amount at issuance, these bank acceptance notes are non-interest bearing and are generally due within six months of issuance. As of December 31, 2009 and 2010, the credit line for bank acceptance notes granted to the Company totaled to RMB110,000,000 and RMB135,263,800, respectively. Under the agreements entered into, the Company is required to maintain its savings balance at an amount not lower than 30% of the total balance of notes issued and outstanding. As a result, time deposits totaling $5,025,922 and $4,779,018 were pledged as collateral of bank acceptance credit lines as of December 31, 2009 and 2010, respectively.

13.	COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2010, the Company had capital commitments related to future capital expenditure of $27,444,258, of which $25,538,392 was related to the construction and purchase of equipment for the new fab as disclosed below and in note 7.

In July 2010, the Company entered into an agreement with a company located in the United States to buy a group of used production equipment in the amount of $4.5 million to be placed in the Company’s new fab facility. In accordance with the agreement, 90% of the payments were paid within 30 days after signing the agreement. For the remaining payments, half will be due at 90 days before the date when the seller schedules the shipment of the last piece of equipment, and half will be due when the last piece of equipment is shipped, which is anticipated in June 2012. Along with the purchase agreement, BCD (Shanghai) ME entered into a service agreement with Techlink for disassembly, management and technical support of the purchased equipment in November 2010, until they are transferred to BCD’s premise. The service price is $1.59 million, which will be paid by installments until August 2012. Subsequently, BCD (Shanghai) ME entered into another service agreement with a vendor in December 2010 for rigging, transporting and crating of the purchased equipment. The service price is $1.48 million, which will be paid by installments within two years.

In September 2010, the Company entered into a construction contract with a contractor to construct the new fab facility in ZiZhu Science Park. In accordance with the contract, the contractual price of the construction totaled to RMB119,000,000 (approximately $18 million), and 95% of the price should be paid in line with the progress of completion; the remaining shall be paid off two years following the acceptance of construction by the Company. In November 2010, the Company obtained the construction permit and started construction of its new fab facility.

As of December 31, 2010, the Company has spent approximately $5.6 million on construction costs and purchase of equipment for the new fab under these agreements. (Note 7)

Operating Leases

The Company leases office space, manufacturing facilities and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, the Company leased manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. In August 2010, the Company renegotiated a new lease agreement, which is effective starting from January 1, 2011, with SIMIC to replace the original ones. The new agreement extends the lease period to the end of 2020, and does not include rent escalation provisions. Rent expenses for 2008, 2009 and 2010 were $1,055,224, $986,572 and $1,078,591, respectively, of which $485,324, $469,264 and $449,567 respectively, were related to the lease with SIMIC.

As of December 31, 2010, minimum rental payments under the non-cancelable leases were as follows:

2011	$1,137,277
2012	949,755
2013	921,940
2014	551,110
Thereafter	3,306,660

Total	$6,866,742

Warranty Liabilities

	Years Ended December 31
	2008	2009	2010

Balance at beginning of year	$401,541	$346,364	$483,013
Additions charged to costs	439,372	522,813	445,251
Deductions	(494,549)	(386,164)	(433,918)

Balance at end of year	$346,364	$483,013	$494,346

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. The Company estimates the warranty liabilities based on historical experience and records the amount to cost of revenue. Warranty liabilities are included in other current liabilities on the consolidated balance sheets.

Contingencies

Indemnities - the Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Power Integrations Inc. - on June 14, 2007, Power Integrations Inc., a Delaware Corporation (“PI”), filed a lawsuit against the Company’s PRC subsidiary, SIM-BCD, and the Company’s U.S. subsidiary, BCD Semiconductor Corporation, in the U.S. Federal District Court for the Northern District of California. The complaint alleged that certain pulse width modulation controller chips produced and sold by those subsidiaries infringe PI’s U.S. Patent Nos. 5,313,381, 6,107,851, and 6,249,876. The Company and PI reached final court supervised settlement on February 4, 2009. According to the settlement agreement entered by the parties, the Company was not obligated to pay PI any monetary damages and agreed not to sell AP3700 and AP3710 products in the U.S. market. The settlement did not have a significant impact on the Company’s financial position or results of operations.

Flextronics - On August 5, 2009, the Company received a letter from a law firm representing Flextronics International Limited and its subsidiaries, or Flextronics, alleging infringement of a U.S. patent owned by a Flextronics subsidiary by certain of the Company’s products. Flextronics also expressed its intention for a possible commercial settlement in its letter. On October 28, 2009, the Company offered a goodwill payment of $500,000 to Flextronics, with payment conditions subject to further agreement by the parties, for a release of the infringement alleged under the letter. In connection with the offer, the Company made a provision for the amount of $500,000 in 2009 recorded within general administrative expense. On September 9, 2010, the Company received additional correspondence from Flextronics alleging infringement of the same U.S. patent by another one of the Company’s products and expressing Flextronics’ interest in resuming negotiations. After negotiations with Flextronics, the Company reached a settlement in May 2011 pursuant to which Flextronics agreed to grant the Company a license for certain of its patents in exchange for a combination of providing Flextronics upfront cash payments, discounts on future purchases of the Company’s products by Flextronics and royalty payments subject to a certain royalty rate for sales of certain products in all countries.

Third party guaranty - In April 2010, SIM-BCD, the Company’s subsidiary, entered into a third party guaranty agreement with Shenzhen Development Bank to guarantee a loan of RMB25,000,000 borrowed by Shanghai SIMGUI Technology Co., Ltd. (“SIMGUI”), pursuant to the memorandum of understanding signed by SIM-BCD, SIMGUI and Shanghai Microelectronic Research Institute (“SMRI”), the major shareholder of SIMIC in November 2009. Subsequently, in accordance with the memorandum, the guaranty was terminated at the end of June 2010 by the full repayment of the loan by SIMGUI.

ZiZhu Project - Consistent with the Company’s plan to construct and operate new wafer manufacturing, testing and packaging facilities in ZiZhu Science Park, the Company signed an investment agreement with ZiZhu Science-based Industrial Park Development Company (“ZiZhu Development”) in return for obtaining certain financial support (hereunder, the “Project”). ZiZhu Development’s operations include land development and management of land use rights in ZiZhu Science Park, investment in high-tech businesses, construction of infrastructure and related activities. The significant progress of the Project is summarized below:

Period	Progress
June 2004	BCD signed an investment agreement with ZiZhu Development
June 2005	BCD Shanghai was established
December 2005	Original construction commencement date was postponed
February 2006	BCD Shanghai paid for, and obtained, the land use right
November 2006	BCD Shanghai filed a request to extend its initial capital contribution obligation
March 2007	BCD Shanghai received a subsidy from ZiZhu Development for the full price of the land use right
August 2007	BCD Shanghai filed another request to extend its initial capital contribution obligation
December 2007	BCD Shanghai finished the construction of a building, which currently houses the corporate headquarters and research and design activities
August 2009	BCD Shanghai returned a portion of the unused land to the Land Authority as the Company had reduced the scope of the project
November 2009	BCD (Shanghai) ME was established
February 2010	The title of the land use right and the headquarter building was transferred from BCD Shanghai to BCD (Shanghai) ME
April 2010	BCD Shanghai transferred its equity interest in BCD (Shanghai) ME to SIM-BCD, leaving SIM-BCD as the sole owner of BCD (Shanghai) ME
August 2010	BCD Shanghai, BCD (Shanghai) ME and ZiZhu Development entered into a new investment agreement; BCD Shanghai filed documents to apply for its dissolution
October 2010	BCD Shanghai obtained approval for its dissolution
November 2010	BCD (Shanghai) ME began the construction of the Company’s new fab facilities

The key terms of the investment agreement entered into in 2004 are summarized as follows:

a.	BCD was to establish a new entity and construct two eight-inch wafer manufacturing facilities and two packaging and testing facilities in ZiZhu Science Park.

b.	To induce the Company to invest, construct and operate the aforementioned facilities in ZiZhu Science Park, ZiZhu Development was to assist BCD to acquire a land use right for 50 years within ZiZhu Science Park for the Project and agreed to fully reimburse BCD for the cost of the land use right.

c.	The facility construction noted in (a) was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right.

d.	ZiZhu Development was to assist BCD to obtain a bank loan totaling $70 million for the Project. In addition, the Shanghai Minhang District Government shall provide a government subsidy equal to 2% of the interest on such loan to the new entity.

e.	ZiZhu Development was to assist the new entity to be granted a favorable tax rate at 15% and entitled to the exemption from PRC income tax for five years commencing from 2008, and thereafter, a 50% relief from PRC income tax for the next five years.

Accordingly, BCD Shanghai, a wholly owned subsidiary of the Company, was established in June 2005 in accordance with the agreement noted above. In connection with establishing BCD Shanghai, the Company estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations.

In accordance with the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang Land Planning Authority (the “Land Authority”) dated on February 15, 2006 (the “Land Use Right Grant Contract”), BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within ZiZhu Science Park. The total contracted price of the land use right (as amended) was RMB32,393,596, which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB997,842. In order to induce the Company to build its facilities in ZiZhu Science Park, ZiZhu Development contractually agreed to reimburse BCD Shanghai for the cost of land use right. Accordingly, ZiZhu Development reimbursed BCD Shanghai for the full price of the land use right in March 2007. Since the Company had a contractual obligation to return the land use right or the amounts reimbursed by ZiZhu Development if it failed to fulfill its construction commitment, the Company believed the performance obligation represented a liability. Consequently, the Company recorded a performance obligation to ZiZhu Development of RMB32,393,596, which represented the amount it received from ZiZhu Development for reimbursement of the land use right, for its commitment to construct and operate two eight-inch wafer manufacturing facilities and two packaging and testing facilities. Moreover, BCD Shanghai was obligated to return part of the subsidy, amounting to RMB27,452,200, to ZiZhu Development if ZiZhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis. To date, BCD Shanghai has not received any of these additional subsidies from the government as a result of ZiZhu Development’s assistance.

Under the terms of the original investment agreement, the construction of the two eight-inch wafer manufacturing facilities and two packaging and testing facilities was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right. However, due to the delay in the initial capital injection and the acquisition of the land use right, the construction of the facilities was also postponed to February 2008. In December 2007, BCD Shanghai finished the construction of its premises on the land located in ZiZhu Science Park and made use of them as research and development centers, testing rooms and corporate headquarters.

As noted above, the registered capital of BCD Shanghai is set as $334 million, of which $11 million had been contributed. In accordance with PRC laws, 15% of the registered capital of a foreign wholly-owned company must be contributed within three months after obtaining a business license. BCD Shanghai obtained its business license in June 2005, and therefore BCD should have contributed the initial 15% capital by September 2005. In November 2006, BCD Shanghai filed a request with the Shanghai Foreign Investment Commission, or SFIC, for extension of the outstanding initial capital injection to September 2007. SFIC in return submitted the request to the PRC Ministry of Commerce, or MOFCOM, recommending approval. In August 2007, BCD Shanghai filed another request to SFIC for further extension of the outstanding initial capital injection to March 31, 2008. SFIC again submitted the request to MOFCOM recommending approval. To date, the Company has not received any approval from MOFCOM.

Because of subsequent changes in the Company’s strategy and business needs, the Company believes that pursuing a project of the size contemplated by the agreement would be unnecessary from a capacity standpoint and not cost effective; and therefore, BCD no longer intends to inject the original amount of the registered capital and the total investment into BCD Shanghai. As the revised estimated project cost would be significantly lower, the Company undertook steps to reduce the required registered capital as well. In order to resolve the matters, the Company planned to undergo a reorganization as noted below.

In January 2009, BCD and BCD Shanghai entered into a supplement agreement with ZiZhu Development, whereby BCD and BCD Shanghai agreed to return the vacant land with coverage of 40,002 square meters in ZiZhu Science Park (original land use right amounted to 109,809 square meters) to the Land Authority, and agreed to give up all rights over the land returned which was granted to BCD and BCD Shanghai. Should BCD Shanghai receive any refund for the land use right returned from the Land Authority, the proceeds received should be immediately paid to ZiZhu Development. BCD Shanghai returned the aforementioned land to the Land Authority in August 2009, which led to a portion of the land use right subsidy received by BCD Shanghai being refunded to ZiZhu Development. Since approximately 36.4% of the land that was originally acquired was returned, the Company reduced the carrying amount of the land use right asset and the performance obligation at the date of return by a similar percentage, which amounted to RMB11,292,427 and RMB11,800,678, respectively. The land use right asset is recorded at historical cost and amortized over its expected life as disclosed in Note 8. The reduction of the land use right asset was, therefore, lower than that of the performance obligation due to the amortization of the land use right asset for the period from acquisition to the date a portion of the land was returned. The difference between land use right and performance obligation was then credited to earnings during the year. The performance obligation was reduced to RMB20,592,918 as of December 31, 2009 and 2010 (equivalent to $3,015,863 and $3,109,444, respectively).

Following the land return transaction, the Company implemented its reorganization plan in the following steps:

a.	Establishing a new entity along with the transferring of the title of the land use right and building to this new entity.

b.	Transferring BCD Shanghai’s equity interest in the new entity to SIM-BCD, leaving SIM-BCD the sole owner of the new entity.

c.	Negotiating a new agreement that would supersede the original investment agreement and the supplemental agreements with ZiZhu Development.

d.	Dissolving BCD Shanghai.

As stated in Note 1, the Company established BCD (Shanghai) ME in November 2009, and transferred the title of the land use right and the building from BCD Shanghai to BCD (Shanghai) ME in February 2010. The transfer of BCD Shanghai’s equity interest in BCD (Shanghai) ME to SIM-BCD was completed subsequently in April 2010. Further, in August 2010, BCD Shanghai and BCD (Shanghai) ME entered into a new investment agreement with ZiZhu Development (“New Agreement”). The significant changes to the terms, responsibilities and obligations of the original agreement are summarized as follows:

1.	All parties agreed that the obligations of BCD (Shanghai) ME under the New Agreement supersedes and replaces those of BCD Shanghai under the original agreement with ZiZhu Development, and any other written instruments relating to the original agreement.

2.	ZiZhu Development will not request BCD Shanghai to return the land on which the research and development center, testing facility and headquarters are located in accordance with the original agreement or its supplemental agreements.

3.	BCD (Shanghai) ME commits to inject RMB130 million as its registered capital.

4.	BCD (Shanghai) ME is to construct and operate the new wafer manufacturing, packaging and testing facilities in ZiZhu Science Park.

5.	If BCD (Shanghai) ME fails to fulfill its construction obligation, any land that is not developed by the end of 2012 will be repossessed by ZiZhu Development, by paying back RMB295 per square meter, the land grant premiums which had been paid by BCD Shanghai in 2006.

After the New Agreement was signed, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai and received the approval from the authorities in October 2010. To date, BCD Shanghai is under its liquidation process, which is expected to be completed in the third quarter of 2011.

By dissolving BCD Shanghai and entering into the New Agreement, the Company is no longer committed to BCD Shanghai’s required registered capital of $334 million and the scope of the construction project has been reduced according to the terms of the New Agreement. The commitment to invest $1 billion as noted in the original agreement has been revised and the new investment commitment is limited to the contributed capital of RMB130 million and the construction of the second fab facility, which management expects to cost approximately $41.2 million, including the construction for currently planned capacity and for an additional building for future expansion, and the purchase of production equipments. To date, the registered capital of BCD (Shanghai) ME totaling RMB130 million has been fully injected by SIM-BCD and BCD Shanghai, and the construction of the new fab facility for currently planned capacity was commenced in November 2010, and to be completed and formally put into operation in the first half of 2012. Therefore, since BCD (Shanghai) ME now assumes the obligation to construct the facilities as well as the obligation of returning the undeveloped land and all financial support received if BCD (Shanghai) ME fails to fulfill its obligation, there was no impact on the previously recorded performance obligation.

14.	RETIREMENT BENEFIT PLAN

The employees of PRC subsidiaries are members of a State-managed retirement benefit plan operated by the PRC government. The PRC subsidiaries are required to contribute an amount equal to a specified percentage of their payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Company with respect to the retirement benefit plan is to make the specified contributions.

The expenses for the retirement benefit plan charged to income were $1,025,611, $1,170,512 and $1,271,099 for 2008, 2009 and 2010, respectively.

15.	WARRANT LIABILITY

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and were to expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at the grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. Pursuant to the resolution of general shareholders’ meeting held on February 4, 2009, the expiration of Series C warrants was extended to April 27, 2014 concurrently with the amendment on the redemption date of Series C preference shares (Note 18). None of these warrants were exercised as of December 31, 2010.

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The Company measures warrant liability at fair value on a recurring basis. The fair value is classified within level 3 of the fair value hierarchy because the Company determined that significant assumptions using unobservable inputs were required to determine fair value as of the measurement date.

As of December 31, 2009 and 2010, the warrant liability was re-measured to $2,011,173 and $1,397,973, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 2.747% and 1.18%, an expected life of 4.3 years and 0.5 year, 56.00% and 38.38% volatility and no dividend yield, respectively. The changes in fair value of the warrant liability of $145,156 and $613,200 were recognized as valuation gain in 2009 and 2010, respectively. The following table provides a reconciliation of the beginning and ending balances for warrant liability:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2009	2010
Warrants to purchase Series C preference shares
Beginning balance	$2,156,329	$2,011,173
Total gains or losses (realized/unrealized)
Included in earnings	(145,156)	(613,200)
Included in other comprehensive income	—	—
Issuances, or settlements	—	—
Transfers in or out of Level 3	—	—

Ending balance	$2,011,173	$1,397,973

On November 19, 2010, the Company’s shareholders approved, with immediate effect, certain amendments to the terms of the Series C warrants such that, (a) upon the closing of the IPO, the shares to be issued upon the exercise of the warrants are 2,000,001 ordinary shares rather than 1,600,000 Series C preference shares, (b) the exercise price is $2.00 rather than $2.50 and (c) the warrants expire on April 27, 2014 rather than upon the IPO. Accordingly, when the Company completed its IPO in February 2011, the Series C warrants became warrants to purchase ordinary shares. (Note 22) To date, none of these warrants have been exercised.

16.	FOREIGN CURRENCY FORWARD CONTRACTS

During 2010, the Company entered into foreign currency forward contracts with the Agricultural Bank of China, with the contracted notional amount totaling $74,760,000. In accordance with forward contracts, the Company is required to have on deposit 3% of the notional amount of outstanding forward contracts (Note 4). The forward contracts were carried at fair value based on the quoted prices provided by the counter party. Since the quote prices are not derived from active markets, but are employing market observable inputs, such as forward rates of RMB to U.S. dollars applied by the counter party, the fair value is classified within level 2 of the fair value hierarchy in accordance with provisions of ASC Topic 820, “Fair Value Measurements and Disclosures.”

As of December 31, 2010, the notional amount of outstanding forward contracts was $41,760,000, which will be settled during the period from January 2011 to September 2011; the fair value of these outstanding forward contracts was $761,892 and was recognized under other current assets in the consolidated balance sheets. The fair value was determined by taking into account the contracted forward rates ranging from 6.560 to 6.768, and the market forward rates for residual period ranging from 6.521 to 6.601. During 2010, a valuation gain of $761,892 was recognized as other income in relation to the forward contracts.

17.	CAPITAL LEASE OBLIGATION

In December 2009, the Company entered into a lease agreement for certain properties subject to capital leases. The obligations associated with these capital leases have been recorded. As of December 31, 2009 and 2010, the recorded value and accumulated depreciation of the properties subject to capital leases, which were included in leasehold improvements, were listed as below:

	December 31
	2009	2010

Acquisition costs	$366,129	$377,490
Less: Accumulated depreciation	—	(75,498)

	$366,129	$301,992

These capital lease obligations have principal payments due at various dates from 2010 through 2015. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2010:

2011	$110,891
2012	110,891
2013	110,891
2014	110,891
2015	9,242

Total minimum lease payments	452,806
Less: Amount representing interest	(120,127)

Present value of net minimum lease payments	$332,679

18.	CONVERTIBLE PREFERENCE SHARES

In January 2002, BCD issued 25,000,000 Series A convertible preference shares for cash of $9,986,221 and manufacturing equipment valued at $15,000,000.

In November 2002 and January 2003, BCD issued 10,520,000 Series B convertible preference shares for cash of $13,118,738. In addition, 55,289 Series B convertible preference shares were issued in January 2003 as an interest payment for a loan from shareholders for the period of July through October 2002. The interest was accrued at 6% per annum and amounted to $69,112. In connection with the Series B financing, BCD issued warrants to certain investors to purchase additional Series B preference shares. All these warrants were canceled when expired in November 2008.

In May 2007, 160,000 Series A convertible preference shares were issued in accordance with the exercise of a warrant. The warrant to purchase Series A preference shares was treated as having expired in June 2005; however, the holder subsequently disputed the exercisable period of the warrant in December 2006. To settle the dispute, the Company allowed the holder to exercise the warrant in May 2007, and they were exercised.

Significant terms of the Series A and B convertible preference shares adopted under Bermuda law are as follows:

•	BCD’s Articles of Association adopted under Bermuda law designated 28,000,000 and 11,500,000 preference shares as Series A and B, respectively.

•

Holders of preference shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preference share is entitled to the number of votes equal to the number of ordinary shares into which each preference share is convertible at the time of such vote. Holders of the preference shares also have the right to vote as a class on certain matters specified in BCD’s Articles of Association.

•

Dividends may be declared at the discretion of the board of directors and are noncumulative. To the extent declared, dividends of $0.08 and $0.10 per share per annum for Series A and B preference shares, respectively, must be paid prior to any payment of dividends to ordinary shareholders. As of December 31, 2010, no dividends had been declared or paid.

•

After dividends specified above have been paid or declared and set apart, any additional dividends or distributions shall be distributed among all holders of ordinary shares and preference shares in proportion to the number of shares of ordinary shares that would be held by each such holder if all shares of preference shares were converted to ordinary shares at the then effective conversion rate.

•

In the event of liquidation, dissolution or winding up of BCD, holders of the then outstanding Series A and B preference shares shall receive $1.00 and $1.25, respectively, per share, plus all declared but unpaid dividends, payable in preference and priority to any payments made to holders of the then outstanding ordinary shares. A liquidation, dissolution or winding up of BCD is deemed to include the acquisition of BCD by another entity by means of any transaction or a series of related transactions in which the shareholders of BCD immediately prior to such event do not own a majority of the outstanding shares of the surviving company.

•

Each holder of preference shares is entitled to convert any or all of its shares at any time into a number of ordinary shares as determined by dividing the respective preference share issue price by the conversion price in effect at the time of conversion. The conversion price of Series A and Series B preference shares is $1.00 and $1.25, respectively. In the event that the Company shall issue additional ordinary shares as defined in its Articles of Association for a consideration per share less than the conversion price of preference shares in effect to that date, then the conversion price of preference shares shall be reduced. Such conversion shall be automatic in the event of an IPO with net cash proceeds to the Company not less than $50 million and a per share offering price of at least $5.00 (a “Qualified IPO”) (“Auto-convert Provision”).

BCD was originally incorporated under Bermuda laws. As stated above, an acquisition was deemed a liquidation event as defined in the by-laws of BCD under Bermuda laws, and required the payment of the original issue price plus any declared but unpaid dividends to the Series A and B preferred shareholders, which is in effect a redemption right. As the redemption rights for Series A and B preference shares were not within the control of BCD, Series A and B preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.” Such determination remained true subsequent to incorporation under Cayman Islands law.

On April 22, 2004, BCD amended its Articles of Association to authorize the issuance of up to 24,000,000 Series C redeemable convertible preference shares with a par value of $0.001 per share and then issued 20,000,000 Series C preference shares to new investors at $2.50 per share, resulting in total proceeds of $49,976,992, net of issuance costs of $23,008. The carrying value of Series C redeemable convertible preference shares is accreted from the date of issuance through the earliest redemption date and the accretion is recorded as deemed dividends.

Holders of Series C preference shares have the same rights granted to holders of Series A and B preference shares plus the following additional rights:

•

At any time on or after April 27, 2009, holders of the then outstanding Series C preference shares may require BCD to redeem for cash all or a portion of the outstanding Series C preference shares at $2.50 per share plus all declared but unpaid dividends, if any, on such shares. As the redemption right is not within the control of BCD, Series C preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.”

•

To the extent dividends are declared by the board of directors, cash dividends in the amount of $0.20 per Series C preference share are payable in preference and priority to any payment of dividends to Series A and B preference shareholders and ordinary shareholders.

•

In the event of liquidation, holders of Series C preference shares shall receive $2.50 per share plus all declared but unpaid dividends, payable in preference and priority to any payments made or distribution of assets to Series A and B preference shareholders and ordinary shareholders.

In accordance with ASC Topic 470 “Debt,” the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the ordinary share or other securities into which the security is convertible multiplied by the number of shares into which the security is convertible.

The effective conversion prices of the Series A, B, and C preference shares exceeded the fair value of ordinary shares at each grant date. Therefore, the preference shares did not have beneficial conversion features. As to date, no event triggered conversion price adjustment, and therefore, there was no reconsideration of beneficial conversion feature.

On February 4, 2009, BCD held an extraordinary general meeting of the shareholders to approve the proposed amendment on the redemption date of Series C preference shares. The redemption date of Series C preference shares was then amended as April 27, 2014 instead of April 27, 2009 and became effective immediately upon the approval of shareholders.

Following is a summary of convertible preference shares:

	Shares	Amount
Series A
Issuance of Series A preference shares at $1.00 per share (net of issuance cost of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005	2,500,000	2,500,078
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 upon exercise of warrants	160,000	160,000

Balance at December 31, 2009 and 2010	27,660,000	$27,646,299

	Shares	Amount
Series B
Issuance of Series B preference shares at $1.25 per share (net of issuance cost of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	$13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002	—	(264,975)

Balance at December 31, 2009 and 2010	10,575,289	$12,922,875

	Shares	Amount
Series C
Issuance of Series C preference shares at $2.50 per share (net of issuance cost of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	$49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 15)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value	—	114,017

Balance at December 31, 2004	20,000,000	49,252,915
Accretion of Series C preference shares to redemption value	—	171,423

Balance at December 31, 2005	20,000,000	49,424,338
Accretion of Series C preference shares to redemption value	—	172,019

Balance at December 31, 2006	20,000,000	49,596,357
Accretion of Series C preference shares to redemption value	—	172,618

Balance at December 31, 2007	20,000,000	49,768,975
Accretion of Series C preference shares to redemption value	—	173,219

Balance at December 31, 2008	20,000,000	49,942,194
Accretion of Series C preference shares to redemption value	—	57,806

Balance at December 31, 2009 and 2010	20,000,000	$50,000,000

Total Balance at December 31, 2009 and 2010	58,235,289	$90,569,174

On November 19, 2010, the Company held an extraordinary general meeting of shareholders to approve the proposed amendment on the Auto-convert Provision that (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO, each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shares will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering (Note 23). Subsequently, in February 2011, the Company completed its IPO and listed its shares in Nasdaq Global Select Market (Note 22); all Series A through C preference shares were then converted into 63,235,289 ordinary shares.

19.	SHARE-BASED COMPENSATION

Warrant

In March 2003, the Company executed an employment agreement with an executive officer pursuant to which it granted a warrant to purchase up to 150,000 shares of Series B preference shares at an exercise price of $1.25 per share. The warrant was fully vested at grant date and was exercisable any time after grant date until March 1, 2005. No compensation expense was recognized as the exercise price was equal to the fair value of the shares on the date of grant. The exercisable period of the warrant was extended to February 28, 2010 without incremental expense incurred in 2005. Subsequently in December 2008, the warrant was amended to expire on December 31, 2009, which resulted in no incremental compensation expense. However, as of December 31, 2009, the warrant was not exercised and therefore expired.

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “2002 Plan”). The 2002 Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. The

Company generally issues new shares upon the exercise of stock options. Options granted under the 2002 Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the 2002 Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers or consultants as compensation which shall be vested depending on the achievement of pre-determined milestones of projects and some options were granted with accelerated vesting if there is a change in control as defined in the 2002 Plan. The maximum number of options that may be granted under the 2002 Plan was 27,500,000 as of December 31, 2010.

A summary of option activity under the 2002 Plan as of December 31, 2010 and changes during the period then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2009	15,607,445	$0.55
Granted	2,336,500	2.08
Exercised	(515,083)	0.26
Forfeited or expired	(484,542)	0.82

Outstanding options at December, 31 2010	16,944,320	0.76	6.85	$29,843,344

Vested or expected to vest options at December 31, 2010	15,601,220	0.69	6.65	$28,593,983

Exercisable options at December 31, 2010	10,740,780	0.57	5.71	$20,943,743

The weighted-average grant-date fair value of options granted during 2008, 2009 and 2010 was $0.78, $0.32 and $1.13, respectively. The total intrinsic value of options exercised during 2008 and 2010 was $60,400 and $953,390, respectively, while no options were exercised in 2009.

Options granted under the 2002 Plan in 2010 are summarized as follows:

	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
January 25, 2010	84,000	$1.07	$1.07	$—
April 30, 2010	569,000	1.63	1.63	—
July 26, 2010	1,098,500	2.24	2.24	—
October 19, 2010	585,000	2.36	2.36	—

	2,336,500

The options outstanding and exercisable by exercise price as of December 31, 2010 were as follows:

	Options Outstanding			Options Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
< $1.00	11,584,570	$0.39	6.81	7,545,780	$0.32
$1.00 - $2.00	3,427,000	1.11	5.67	2,913,750	1.03
> $2.00	1,932,750	2.34	9.23	281,250	2.68

	16,944,320	0.76	6.85	10,740,780	0.57

As of December 31, 2010, there was $2,508,788 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The expense is expected to be recognized over a weighted-average period of 1.75 years.

The compensation expense related to stock options was $2,200,871, $1,658,459 and $1,751,422 for 2008, 2009 and 2010, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future. The expected forfeiture rate is based on historical experience and expectations about future forfeitures.

	Years Ended December 31
	2008	2009	2010
Risk-free interest rate	3.46%-5.25%	3.39%-4.76%	1.89%-2.86%
Expected term (in years)	5-6	5-6	5-6
Expected volatility	50.9%-58.6%	57.0%-59.3%	55.7%-58.2%
Expected dividend yield	—	—	—
Expected forfeiture rate	14%	14%	14%

In 2004, the board of directors adopted an Option Exercise Period Extension Policy (the “Extension Policy”), which provides that if an optionee, upon termination (as defined in the Plan), executes and delivers an exercise notice to the Company prior to the expiration of the exercise period set forth in the option agreement (the “Exercise Period”) but is unable to remit payment due to certain prohibitions set forth in the laws, rules and regulations of the PRC, then the Exercise Period of the corresponding option shall be extended with respect to the number of ordinary shares to be exercised pursuant to the exercise notice such that the Exercise Period would terminate on the one-year anniversary of the date of the exercise notice (the “Extended Exercise Period”). On January 18, 2007, the board of directors amended the Extension Policy to provide that the Extended Exercise Period shall terminate at December 31, 2008. The amendment applied to all outstanding options including those options which had previously been validly extended in prior years. As a result, options granted to 51 employees and 41 employees had been extended in 2007 and 2008, and resulted in incremental share-based compensation expense of $188,247 for the year ended December 31, 2008.

The board of directors approved, by unanimous written consent on April 17, 2009, a PRC Option Extension Program which was further amended by June 9, 2009 Board written consent. This program provides each PRC optionee an opportunity, upon ceasing to be an employee of the Company to elect to amend his option to extend the term of vested portion of such option by signing the Amended PRC Option Agreement and paying non-refundable consideration equal to aggregate exercise price. In 2009 and 2010, respectively, 8 and 34 employees elected to pay the consideration, which aggregated to $10,116 and $ 18,459 to obtain the right of extension of the vested options and resulted in incremental expense of $32,276 and $ 200,355 for year ended 2009 and 2010, respectively. In September 2010, the board of directors approved to discontinue the PRC Option Extension Program at the following dates whichever is later: six months after the completion of the IPO, or the date the related government authorities permit the Company’s PRC employees to exercise the options.

In 2008, the board of directors accelerated the vesting period of part of stock options granted to former CEO Tung Yi Chan who terminated employment with the Company on September 1, 2008. In addition, the board of directors also approved that all his vested options remain exercisable until the earliest of: (1) September 1, 2013, (2) the expiration date set forth in the applicable option agreement, or (3) an earlier date as a merger or change in control. As a result of the acceleration and extension, an incremental share-based compensation expense of $835,705 was recognized in 2008 as general and administrative expense, due to the fact that Mr. Chan benefited from vested and unvested options that would have been forfeited after his termination.

The Board of Directors approved an Option Repricing Program in April 2009. According to this program, those options which have an exercise price in excess of $0.27 owned by service providers of the Company were amended to reduce the exercise price to $0.27 subject to obtaining the consent of those optionees. As a result of the program, 4,883,550 options with exercise prices ranging from $0.48 to $2.68 were amended to $0.27. An incremental charge of $277,919 and $50,736 was expensed in 2009 and 2010, respectively, and $32,993 will be amortized over the remaining requisite service periods ending in 2013.

Cash received from option exercise under the 2002 Plan for the years ended December 31, 2008 and 2010 was $4,000 and $131,462, respectively (2009: Nil).

As of December 31, 2010, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	202,500
Exercise of options to purchase ordinary shares:
Granted and outstanding	16,944,320
Available for grant	1,630,465

78,612,574

On November 19, 2010, the Company held an extraordinary general meeting of the shareholders to approve a new equity incentive plan (the “2010 Plan”) along with the termination of the 2002 Plan, effective upon the closing of the Company’s IPO. The 2010 Plan provides for the grant of incentive stock options to employees of the Company and its subsidiaries and for the grant of nonstatutory stock options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to the employees, directors and consultants of the Company and its subsidiaries. The 2002 Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder. The Company did not grant any options, shares or rights under the 2010 Plan before the completion of its IPO in February 2011 (Note 22).

20.	RESTRICTED NET ASSETS

Pursuant to the laws and regulations and the respective Articles of Association, the subsidiaries of the Company in PRC must make appropriations from earnings, net of losses of the previous years, to non-distributable funds, e.g. reserve fund, which could affect the subsidiaries’ ability to pay cash dividends, if any. Under applicable laws and regulations, the subsidiaries may only distribute dividends after they have made appropriations as determined under PRC GAAP at each year-end. As of December 31, 2010, RMB 2,669,300 (equivalent to $403,053) has been appropriated, and RMB 9,385,417 (equivalent to $1,417,159) is to be appropriated in 2011, as legal reserve funds by SIM-BCD; while no funds have been appropriated for other PRC subsidiaries due to the accumulated deficits.

As a result of these laws and regulations, the subsidiaries in PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to $ 60,301,316 and $67,218,531 as of December 31, 2009 and 2010, respectively. As the restricted net assets exceeded certain thresholds, the Company has disclosed below the financial statement schedule 1 in accordance with Rules 12-04(a) and 4-08(e)(3) of Regulation S-X.

21.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment.

The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Years Ended December 31
	2008	2009	2010
Total net revenue:
PRC and Hong Kong	$45,915,366	$63,316,269	$79,944,142
Taiwan	21,901,388	25,191,448	32,661,940
South Korea	15,115,694	8,412,590	12,149,927
North America	2,291,954	1,278,212	3,511,341
Others	2,860,863	2,645,250	4,563,162

	$88,085,265	$100,843,769	$132,830,512

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Years Ended December 31
	2008	2009	2010
Product revenue:
Linear IC	$55,628,042	$69,557,581	$82,592,258
AC/DC IC	14,242,703	15,205,208	27,156,882
DC/DC IC	2,689,940	4,008,551	7,424,520
Other IC	2,550,616	3,320,974	5,907,751
Service revenue:
Foundry services	12,973,964	8,751,455	9,749,101

	$88,085,265	$100,843,769	$132,830,512

The locations and net book value of long-lived assets were as follows:

	December 31
	2009	2010
PRC	$23,820,850	$34,306,920
Taiwan	100,375	138,294
South Korea	57,879	57,200
North America	—	7,292

	$23,979,104	$34,509,706

The majority of the Company’s sales are to distributors, which then sell to end customers. For the years ended December 31, 2008, 2009 and 2010, no distributors accounted for 10% or more of net revenue.

22.	SUBSEQUENT EVENTS

Capital Expenditure Commitment

In January 2011, BCD (Shanghai) ME entered into a service agreement with a service provider for disassembly, dismantling and reassembly of certain used equipment purchased from a company located in the United States (Note 13). The agreement value was $1.59 million, which will be paid based on service progress.

Foreign Currency Forward

In January 2011, the Company’s subsidiary, SIM-BCD, entered into additional foreign currency forward contracts with Agriculture Bank of China. The contracted notional amount is $15,000,000 and will be settled through the third quarter to the fourth quarter of 2011.

Initial Public Offering

On February 2, 2011, the Company closed its initial public offering on Nasdaq Global Select Market under the symbol “BCDS”. The Company offered a total of 6,000,000 American Depositary Shares (hereafter, referred to as ADSs) representing 36,000,000 ordinary shares, including 1,666,667 ADSs from selling shareholders. In addition, the Company granted the underwriters an overallotment option for a period of 30 days to purchase up to 900,000 ADSs. Including the proceeds from the exercise of 693,305 ADSs of the overallotment option, the Company received a total of $49,085,090 as IPO cash proceeds (before expense), net of the proceeds paid to selling shareholders. The Company currently estimated the IPO related costs and expenses at $2.8 million and underwriters have agreed to reimburse the Company a portion of it.

Grant of Stock Options Under the 2010 Plan

On February 24 and April 29, 2011, the Company granted 120,544 and 200,444 shares of stock options for ADSs representing 723,264 and 1,202,664 ordinary shares under the 2010 Plan at an exercise price of $10.42 and $9.68 per ADS or the equivalent of $1.74 or $1.61 per ordinary share, respectively, to its employees and a consultant. The granted options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (i) 25% of the shares vest on the day immediately preceding each anniversary of the vesting commencement date, (ii) 50% of shares vest on each anniversary of the vesting commencement date or (iii) all shares vest in full as of the vesting commencement date. In the case of termination, the portion of options not vested to a full year will be prorated on a monthly basis.

The information for the stock options as of the grant date was as follows:

Grant Date	Number of Options Granted	Number of Equivalent ADSs Granted	Exercise Price per ADS	Fair Value of ADSs	Intrinsic Value	Vesting schedule
February 24, 2011	623,256	103,876	$10.42	$10.42	—	(i)
February 24, 2011	100,008	16,668	$10.42	$10.42	—	(ii)
April 29, 2011	902,664	150,444	$9.68	$9.68	—	(i)
April 29, 2011	300,000	50,000	$9.68	$9.68	—	(iii)

	1,925,928	320,988

Business Combination

On April 5, 2011, the Company signed a letter of intent with Auramicro Corporation (“Auramicro”), a Cayman Islands corporation providing IC design services, in connection with a proposed purchase of all or substantially all of the equity shares of Auramicro. One of the major shareholders of Auramicro is also a director and beneficial owner of certain major shareholders of the Company.

23.	UNAUDITED PRO FORMA INFORMATION

In accordance with BCD’s Articles of Association, all of the preference shares will automatically be converted into ordinary shares at the applicable conversion price immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 if the IPO is a Qualified IPO, as defined, or upon the majority vote of the preference shareholder class (“Auto-convert Provision”). Since management estimated that the offering would not meet the criteria of a Qualified IPO, and therefore to induce the holders of Series C preference shares to allow for the automatic conversion, the board of directors approved on August 17, 2010 and shareholders approved on November 19, 2010, to amend the Auto-convert Provision to provide that, (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO, each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shares will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering (or said another way the conversion ratio will change from 1:1 to 1:1.25). As a result of the induced conversion of Series C preference shares, the Company issued an additional 5,000,000 ordinary shares upon the closing of the public offering with a fair value totaling $12,600,000, based upon the estimated fair value of ordinary shares at December 31, 2010 of $2.52. The $2.52 represents the fair value per ordinary share, which was determined based on a valuation conducted as of December 31, 2010, using a combination of the market approach and income approach. The income approach involved applying an 18% discount rate to future free cash flows that are based on a five-year financial projection and a 3% yearly growth rate afterwards. The primary variables used in the market approach includes the Company’s forecasted sales and income, a 5% lack of marketability discount and various multiples for guideline companies, such as an enterprise value to sales multiple of 1.5, an enterprise value to EBITDA multiple of 7.0 and an enterprise value to EBIT multiple of 9.0.

In addition, the board of directors and shareholders approved to amend the outstanding Series C warrants to purchase an aggregate of 1,600,000 Series C preference shares at an exercise price of $2.50 per share in the event of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement. Consequently, the warrants to purchase 1,600,000 Series C preference shares, by their terms, became warrants to purchase 2,000,001 ordinary shares immediately prior to the completion of the offering and the exercise price will be reduced from $2.50 per share to $2.00 per share.

Therefore, in computing the unaudited pro forma ordinary shares and additional paid-in capital assume (i) the conversion of the Series A and B preference shares on a one for one basis and one for 1.25 for Series C preference shares at December 31, 2010, (ii) the preference shares warrant liability of $1,397,973 at December 31, 2010, would be reclassified to additional paid in capital and (iii) the deemed dividend related to the induced conversion of Series C preference shares would be an increase to accumulated deficit and an increase to additional-paid-in capital.

Additional Information - Financial Statement Schedule I

This financial statement schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of BCD’s consolidated subsidiaries not available for distribution to BCD as of December 31, 2009 and 2010 of $60,301,316 and $67,218,531, respectively, exceeded certain thresholds. The condensed financial information of BCD has been presented as of December 31, 2009 and 2010, and for the each of the three years in the period ended December 31, 2010, using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used the equity method to account for its investment in the subsidiaries. These parent-only financial statements should be read in conjunction with the BCD Semiconductor Manufacturing Limited’s Consolidated Financial Statements included elsewhere herein.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED BALANCE SHEETS OF PARENT COMPANY

(In U.S. Dollars)

	As of December 31
	2009	2010
ASSETS
CURRENT ASSETS
Cash	$1,765,093	$1,774,310
Intercompany receivable	—	982,133
Deferred offering expense	—	1,956,571
Other current assets	245	78,014

Total current assets	1,765,338	4,791,028

LONG TERM INVESTMENT IN SUBSIDIARIES	58,286,336	87,424,353

OTHER ASSETS	154,800	—

TOTAL	$60,206,474	$92,215,381

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ CAPITAL DEFICIENCY
CURRENT LIABILITIES
Intercompany payable	$5,753,019	$189,888
Accrued expenses	1,446,572	2,854,565
Warrant liability	2,011,173	1,397,973
Other current liabilities	1,700,743	1,700,663

Total current liabilities	10,911,507	6,143,089

OTHER LIABILITIES
Intercompany payable – noncurrent	—	11,950,273

Total liabilities	10,911,507	18,093,362

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569,174	90,569,174

SHAREHOLDERS’ CAPITAL DEFICIENCY
Ordinary shares, $0.001 par value
Authorized - 200,000,000 shares
Issued and outstanding - 16,710,192 and 17,225,275 shares as of December 31, 2009 and 2010	16,710	17,225
Additional paid-in capital	11,200,879	13,083,248
Accumulated other comprehensive income	5,751,670	8,258,725
Accumulated deficit	(58,243,466)	(37,806,353)

Total shareholders’ capital deficiency	(41,274,207)	(16,447,155)

TOTAL	$60,206,474	$92,215,381

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS OF PARENT COMPANY

(In U.S. Dollars)

	Years Ended December 31
	2008	2009	2010
OPERATING EXPENSES
Research and development	$162,323	$303,380	$425,313
Selling and marketing	297,304	372,214	267,805
General and administrative	6,665,210	4,286,831	5,085,546

Total operating expenses	7,124,837	4,962,425	5,778,664

LOSS FROM OPERATIONS	(7,124,837)	(4,962,425)	(5,778,664)
OTHER INCOME (EXPENSE), NET	(759,915)	138,769	599,428

LOSS BEFORE INCOME TAX EXPENSE	(7,884,752)	(4,823,656)	(5,179,236)
INCOME TAX EXPENSE	87,300	—	—
EQUITY IN EARNINGS OF SUBSIDIARIES	3,170,032	11,731,751	25,616,349

NET INCOME (LOSS)	$(4,802,020)	$6,908,095	$20,437,113

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS OF PARENT COMPANY

(In U.S. Dollars)

	Years Ended December 31
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(4,802,020)	$6,908,095	$20,437,113
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries	(3,170,032)	(11,731,751)	(25,616,349)
Share-based compensation expense	755,091	319,831	736,809
Amortization	77,400	77,400	77,400
Gain (loss) on valuation of warrant liability	926,334	(145,156)	(613,200)
Change in operating assets and liabilities:
Other current assets	(1,037,669)	1,052,731	(369)
Accrued expense	(1,759,296)	(2,119,925)	(90,283)
Other current liabilities	2,725,553	(1,057,116)	(80)

Net cash used in operating activities	(6,284,639)	(6,695,891)	(5,068,959)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in intercompany receivable	11,526,521	845,453	(982,133)
Increase (decrease) in intercompany payable	(5,492,348)	5,753,019	6,387,142
Increase in investment in subsidiaries	(1,000,000)	—	—

Net cash provided by investing activities	5,034,173	6,598,472	5,405,009

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for offering expenses	—	—	(458,295)
Exercise of stock options	4,000	—	131,462

Net cash provided by (used in) financing activities	4,000	—	(326,833)

NET DECREASE IN CASH	(1,246,466)	(97,419)	9,217
CASH, BEGINNING OF YEAR	3,108,978	1,862,512	1,765,093

CASH, END OF YEAR	$1,862,512	$1,765,093	$1,774,310

TRANSACTION AFFECTING BOTH CASH AND NON-CASH ITEMS
Increase in deferred offering expenses	$—	$—	$1,956,571
Increase in accrued offering expenses	—	—	(1,498,276)

Cash paid for offering expenses	$—	$—	$458,295