Form 20-F
period 2011-12-31
BCD Semiconductor Manufacturing Ltd
filed 2012-04-25
CIK 1289814

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One):

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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

Chieh Chang, Chief Executive Officer Telephone: (+86-21) 2416-2266 Facsimile: (+86-21) 2416-2277

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.001 per share*	The NASDAQ Stock Market LLC

American Depositary Shares, each representing six (6) ordinary shares	(The NASDAQ Global Select Market)

*	Ordinary shares are not traded in the United States; rather they are deposited with Deutsche Bank Trust Company Americas, as Depositary. Each American Depositary Share represents six (6) ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this report. 109,593,222 ordinary shares, each par value US$0.001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer  ☐                 Accelerated Filer  ☐                 Non-accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

CONVENTIONS THAT APPLY IN THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this Annual Report to:

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

•	“AC/DC” are to alternating current to direct current conversions;

•	“BCDMOS” are to a family of mixed semiconductor processes that combine double-diffused metal-oxide semiconductors, or DMOS, with bipolar and CMOS technologies;

•	“BiCMOS” are to a family of mixed semiconductor processes that combine bipolar with CMOS technologies;

•	“Bipolar technologies” are to integrated circuit manufacturing processes, which fabricate diodes and junction transistors on a semiconductor substrate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this Annual Report Hong Kong, Macau and Taiwan, except where noted;

•	“CMOS” are to complementary metal-oxide-semiconductor processes;

•	“DC/DC” are to direct current to direct current conversions;

•	“Fab” are to a wafer fabrication facility;

•	“IPO” means our initial public offering of ordinary shares in the form of ADSs in February 2011;

•	“Linear” are to electronic devices that operate in a linear amplifying range;

•	“ODMs” are to original design manufacturers;

•	“OEMs” are to original equipment manufacturers;

•	“Power management ICs” are to integrated circuits that control electrical power conversions;

•	“RMB” are to Renminbi, the currency of the PRC;

•	“Standard linear products” are to analog integrated circuits that operate in a linear amplifying range, which are typically offered by multiple vendors in industry standard pin-compatible designs; and

•	“$” are to U.S. dollars.

Unless the context indicates otherwise, “we,” “us,” “our company,” “the company,” “our” and “BCD” refer to BCD Semiconductor Manufacturing Limited and its subsidiaries.

This Annual Report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate set forth on December 30, 2011, which was RMB6.3009 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3.D Key Information—Risk Factors—Risks Related to Our Financial Condition and Business—The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 20, 2012, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3080 to $1.00.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	our intent to increase market share in high volume markets;

•	our expectation that our higher performance AC/DC and DC/DC products will comprise a more significant portion of our revenue in the future;

•	our expectations relating to our future operating expenses and capital expenditures;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to dissolve BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai, without incurring significant additional expenses and the timing for the completion of the dissolution;

•	the timing and costs associated with opening a second fab;

•	our plans to maintain or decrease relationships with our third party foundries and our subcontractors;

•	our expectations regarding end-customer demand;

•	our expectation regarding the award of a certificate to us for our qualification relating to occupational health and safety;

•	our ability to compete in our industry and against innovation by our competitors;

•	our ability to defend ourselves against intellectual property infringement lawsuits and threats and protect our confidential information and intellectual property rights;

•	our ability to build and maintain relationships and achieve additional customer wins with market-leading OEMs and ODMs;

•	our expectations regarding using the proceeds from our IPO to finance the construction of our second fab, to repay certain loans and for working capital and other general corporate purposes;

•	our anticipated future tax rates;

•	our ability to retain senior management and key personnel;

•	our ability to manage growth;

•	our expectations of outsourcing total product output;

•	our expectations regarding the pricing of our products;

•	our expectations regarding the impact of being a public company;

•	our expectations regarding dividends;

•	our expectations regarding the capacity of our second fab;

•	our ability to recruit and retain qualified engineers and other skilled employees; and

•	economic and business conditions in China, Asia and worldwide.

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

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP.

Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.

	Years ended December 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Consolidated Statements of Operations Data:
Net revenue	$98,683	$88,085	$100,844	$132,831	$139,863
Cost of revenue(1)	76,466	69,587	75,230	89,324	100,400

Gross profit	22,217	18,498	25,614	43,507	39,463

Operating expenses:
Research and development(1)	5,947	7,013	6,244	7,548	9,963
Selling and marketing(1)	3,577	4,487	5,422	7,063	8,857
General and administrative(1)	11,349	10,178	7,661	7,473	9,139
Amortization of acquired intangible assets	—	—	—	—	415
Impairment loss of acquired intangible assets	—	—	—	—	797
Total operating expenses	20,873	21,678	19,327	22,084	29,171

Income (loss) from operations	1,344	(3,180)	6,287	21,423	10,292

Other income (expense), net	(41)	(1,665)	44	288	4,112
Income tax expense (benefit)	698	(43)	(577)	1,274	935

Net income (loss)	$605	$(4,802)	$6,908	$20,437	$13,469

Net income (loss) per share:
Basic-ordinary shares	$0.01	$(0.30)	$0.09	$0.28	$0.04

Basic-convertible preference shares	$0.01	$—	$0.09	$0.27	$0.04

Diluted-ordinary shares	$0.00	$(0.30)	$0.08	$0.17	$0.04

Diluted-convertible preference shares	$0.01	$—	$0.09	$0.27	$0.04

Shares used to compute net income (loss) per share:
Basic-ordinary shares	14,463,325	16,693,525	16,710,192	16,908,553	102,556,103

Basic-convertible preference shares	58,168,622	—	58,235,289	58,235,289	4,852,941

Diluted-ordinary shares	23,448,325	16,693,525	19,142,046	27,469,201	109,492,405

Diluted-convertible preference shares	58,799,565	—	58,325,855	58,594,979	4,866,871

(1)	Amounts include share-based compensation expense as follows:

	Years ended December 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Cost of revenue	$125	$132	$147	$121	$232
Research and development	141	182	225	181	255
Selling and marketing	150	164	199	316	434
General and administrative	961	1,728	1,087	1,133	1,076

Total	$1,377	$2,206	$1,658	$1,751	$1,997

	As of December 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Consolidated Balance Sheet Data:

Cash and restricted cash	$29,781	$26,664	$38,562	$51,072	$71,839
Working capital	22,798	15,718	25,103	39,337	67,896
Total assets	93,292	86,388	99,799	137,022	209,264
Warrant liability	1,230	2,156	2,011	1,398	—
Other liabilities	4,695	4,944	3,478	3,487	4,641
Convertible redeemable preference shares	90,338	90,511	90,569	90,569	—
Capital stock	17	17	17	17	111
Treasury stock	—	—	—	—	(2)
Total shareholders’ equity (capital deficiency)	(49,759)	(49,842)	(41,274)	(16,447)	139,449
Net assets	40,579	40,669	49,295	74,122	139,449

	Years ended December 31,
	2007	2008	2009	2010	2011
	(Dollars in thousands)
Other Financial Data:
Net cash provided by operating activities	$10,548	$9,616	$18,494	$21,771	$13,333
Net cash (used in) investing activities	(10,790)	(12,168)	(3,519)	(13,862)	(38,318)
Net cash provided by (used in) financing activities	5,016	(4,579)	(3,580)	3,091	42,170
Net increase (decrease) in cash	4,774	(7,131)	11,395	11,000	17,185

See Note 3 to the Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net (loss) income per share.

Exchange Rates

Our business is primarily conducted in China and substantially all of our expenses are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This Annual Report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this Annual Report were made at RMB6.3009 to $1.00, the exchange rate on December 30, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the exchange rate was RMB6.3080 to $1.00.

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

	Exchange Rate
Period	Period End	Average (1)	Low (2)	High (2)
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3112	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20)	6.3080	6.3051	6.2975	6.3150

(1)	Annual averages are calculated from month-end exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board. Monthly averages are calculated using the daily exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board during the relevant periods.
(2)	Annual and monthly lows and highs are calculated from daily exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The global credit and financial markets experienced extreme volatility and disruptions during the second half of 2008 and continued into 2009, including decreased consumer confidence, lower economic growth, volatile energy costs, increased unemployment rates and uncertainty about economic stability. As a result, the growth in the end markets that use our products was reduced. In 2010, the global economy started to recover, but the recovery was interrupted by the Euro debt crisis that occurred in the first half of 2011. If our end markets do not grow as we expect, our business and results of operations would be harmed.

Our future growth depends in part on expanding our market share with leading ODMs and OEMs. If we cannot expand our market share with leading ODMs and OEMs, our ability to grow will be limited.

We intend to grow our revenue from leading computing, consumer and communications electronics ODMs and OEMs. We anticipate that these efforts will require us to make substantial investments in research and development to commercialize innovative products that address market demands. These efforts may not result in our products being incorporated into an end customer’s product. We also expect that our target end customers would place considerable pressure on us to meet their tight development schedules. In addition, these customers often require extensive support, which may require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these efforts, which could distract us from or delay our completion of other important projects. Delays in these projects could impair our relationships with existing customers and negatively impact sales. If we cannot continue to attract leading ODMs and OEMs in the future, our ability to grow will be limited.

The average selling prices of our products have historically declined over time and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling prices of our products have historically declined over time. In the past, we have reduced the average selling prices of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and other factors. For example, we compete for the sale of most of our linear products on a quarterly basis with a critical factor being price. We expect that we will have to reduce prices in the future for our products. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

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

We have experienced recent revenue growth due primarily to growth in sales of all categories of IC products that we sell across all our target markets. For example, our revenue increased from $132.8 million in the year ended December 31, 2010 to $139.9 million in the year ended December 31, 2011. However, in the future we may not continue to experience a similar rate of revenue growth, if any. Accordingly, you should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

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

Our revenue, expenses and results of operations may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. Historically, the following factors have caused our revenue, expenses and results of operations to fluctuate:

•	cyclicality in the semiconductor industry;

•	seasonality in the sales of our products, including a general tendency for slower business during the first quarter and, to a lesser extent, the fourth quarter;

•	our distributors’ and end customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in the relative mix of our product sales, which have different average selling prices and gross margins;

•	the timing of expansion and development of our facilities;

•	the loss of our end customers or distributors or a significant reduction or postponement of orders from our end customers or distributors;

•	the timing of our new product introductions and the qualification of those products by our end customers;

•	the timing and duration associated with our planned and unplanned fab maintenance;

•	inventory write-downs, including write-downs due to obsolete inventory;

•	a high number of days sales outstanding necessitating a write-off in our accounts receivable; and

•	sudden declines in our average selling prices due to competitive pressures caused by factors such as new product introductions or price reductions on competitive products.

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

•

dependence upon the continued viability and financial resources of our distributors, some of which are small organizations with limited working capital and all of which are subject to general economic conditions and conditions within the semiconductor industry;

•	dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

•	management of relationships with our distributors, which may deteriorate as a result of conflicts with our efforts to sell directly to our end customers; and

•	termination of our agreements with our distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with our distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms, in a timely manner or at all and our business could be harmed.

The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 23.9 % appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2011. Recently, the People’s Bank of China decided to take further steps to allow additional fluctuation of the RMB.

Although the majority of our revenue is denominated in U.S. dollars, most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position. For example, based on our results of operations for the year ended December 31, 2011, a 1.0% appreciation of the RMB against the U.S. dollar would result in an estimated increase of approximately $0.9 million in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB would result in an estimated decrease of approximately $0.9 million in costs and expenses. In addition, to the extent that we need to convert the U.S. dollars we receive from our IPO into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB we receive from the conversion.

Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products and cause our results of operations to suffer.

As is typical in the semiconductor industry, we or our customers may be subject to claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and foundry services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, or Power Integrations, filed a lawsuit against us alleging that certain controller chips produced and sold by our subsidiaries infringed certain patents held by Power Integrations. We entered into a final court-supervised settlement with Power Integrations in February 2009 under which we were not obligated to pay Power Integrations any monetary damages, but we agreed that we would not sell directly or indirectly in the U.S. or knowingly assist others to sell in the U.S. certain products that we did not sell in the U.S. prior to the settlement. Also, we have received letters from time to time regarding possible infringement of intellectual property by certain of our products, including a letter in August 2009 from Flextronics International Limited and its subsidiaries, or Flextronics, alleging infringement by certain of our products of a U.S. patent owned by a Flextronics subsidiary. In October 2009, we offered a one-time payment to Flextronics in exchange for a release of any claims of infringement relating to such products. In September 2010, we received additional correspondence from Flextronics alleging infringement of the same intellectual property by another one of our products and expressing its interest in resuming negotiations. After negotiations with Flextronics, we reached a settlement in May 2011 pursuant to which Flextronics agreed to grant us a license for certain of its intellectual property in exchange for a combination of upfront cash payments to, discounts on future purchases of our products by and royalty payments to Flextronics subject to a certain royalty rate for sales of certain products in all countries. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks.

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

Our markets are highly competitive and we face significant competition. We compete with global analog semiconductor providers, such as Advanced Analog Technology, Inc.; Diodes, Incorporated; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; On-Bright Electronics Co., Ltd.; STMicroelectronics N.V. and Texas Instruments Incorporated. Some of these companies have substantially greater financial, technical, marketing and management resources than we have. As a result, these companies may be able to compete more successfully over a longer period of time than we can. Price is a crucial area of competition and intense competition can at times lead to significant pricing pressure that may cause unexpected declines in our average selling prices. In addition, our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully, our results of operations and financial condition will be adversely affected.

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

If we are unable to put the wafer manufacturing facilities we were contractually committed to build in operation within a certain period of time, we may lose certain assets and suffer other adverse consequences, which would harm our business, results of operations and financial condition.

In August 2010, two of our wholly-owned subsidiaries, BCD Shanghai and BCD (Shanghai) Micro-Electronics Ltd., or BCD (Shanghai) ME, entered into an investment agreement with ZiZhu Development to construct wafer manufacturing facilities in the Shanghai ZiZhu Science-based Industrial Park, or ZiZhu Science Park. In accordance with the agreement, BCD (Shanghai) ME is required to start construction before the end of 2010, and finish all construction and formally put the facilities into operation by the end of 2012. Furthermore, all parties agreed that the investment scale of BCD (Shanghai) ME will be determined based on its registered capital and occupied property. We entered into an agreement for the construction of our second fab and began construction of our second fab in November 2010. We expect to complete construction of our second fab in the first half of 2012.

If we fail to put the wafer manufacturing facilities we constructed in operation within the timeframe mentioned above, we may be subject to a number of significant adverse consequences including, but not limited to, loss of eligibility for all favorable tax rebates and other incentives enjoyed by us under our investment agreement with ZiZhu Development and return of favorable tax rebates and other incentives. Furthermore, ZiZhu Development may repossess any land that is not developed by the end of 2012. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

If we fail to consistently anticipate trends in technology development, we may be unable to maintain or increase our revenue and operating margins.

If we are unable to anticipate the trends in technology development in our industry and rapidly develop and implement new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices and in a timely manner. In addition to innovation at the IC level, our business is also characterized by a requirement to innovate with respect to process technology to deliver optimal product performance at a low cost. If we are unable to keep pace with advances in process technology, our products may not perform at levels comparable to competitive offerings. As the life cycle for a particular technology matures, the average selling price falls. Accordingly, unless we continually produce sufficiently advanced products at competitive prices, our customers may choose to purchase products from our competitors and the average selling prices of our products may fall, either of which would adversely affect our business and operating margins.

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

Our sales cycles vary substantially and can range from three months to two years. In addition, even after we make an initial product shipment, it may take our end customer several more months to reach full production of its product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. As a result, orders ultimately received may not meet our expectations with respect to timing, product, volume, price or other terms, any of which could adversely affect our results of operations and cause our actual results to vary from our forecasts.

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

Our success depends on the continued service of our key executive officers and our design engineering staff. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be difficult to find, relocate and integrate adequate replacement personnel into our operations. Furthermore, if we lose the services of key members of our engineering staff, it could be difficult to locate, hire and integrate design and process engineers with comparable analog design and process technology experience and educational background. Any such loss of personnel could adversely affect our operations and the growth of our business.

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

Our revenue grew from $69.7 million in 2006 to $139.9 million in 2011. On December 31, 2006, we had 826 employees and on December 31, 2011 we had 1,287 employees. During this time, we enhanced and upgraded our fab, assembled our design and management teams, developed our distributor relationships and developed outsourcing relationships with foundries. This expansion has presented, and continues to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities associated with our being a public company in the United States, we may experience difficulties managing our growth and our business and results of operations could be adversely affected.

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

Because of changes in our strategy and business needs, we filed documents with the relevant PRC authorities to dissolve BCD Shanghai starting in August 2010, but the dissolution process has not been completed as of the date of this Annual Report. During the process of dissolution, BCD Shanghai must pay off all of its liabilities, including, but not limited to, its debts, taxes due, outstanding compensation owed to employees and damages. If BCD Shanghai fails to meet the entirety of its liabilities prior to dissolution, we, BCD Shanghai’s sole shareholder, will be required to meet all of its outstanding liabilities prior to dissolution on behalf of BCD Shanghai. In October 2010, BCD Shanghai obtained the approval for its dissolution from the Shanghai Municipal Commission of Commerce, which was delegated the power to approve and manage foreign-invested enterprises, including the establishment and dissolution of semiconductor companies, by the Ministry of Commerce of the PRC under the Notice on Delegating the Examination and Approval Power for Foreign Investment promulgated on June 10, 2010. As of December 31, 2011, the dissolution of BCD Shanghai was near completion, pending approval by the State Administration of Foreign Exchange for the remittance of the paid-in capital of BCD Shanghai to us.

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

Our fab, and the third party foundry fab facilities that we currently make use of, are located in China and Taiwan, which are located near seismically active regions where earthquakes and other natural disasters, such as floods and typhoons may occur. We cannot be certain that the precautions we have taken will be adequate to protect our facilities in the event of a major earthquake, flood, typhoon or other natural disaster, and any resulting damage could seriously disrupt our production and result in reduced revenue. In addition, many of our customers and suppliers are also located in China and other regions susceptible to natural disasters, such as the magnitude-9.0 earthquake and resulting tsunami in Japan in March 2011 that caused significant property damage and loss of life. A natural disaster could cause production delays due to supply interruptions, or a decline in the demand for our products by our customers. Although we maintain insurance for some of the damage that may be caused by natural disasters, our insurance coverage may not be sufficient to cover all of our potential losses and would not cover us for lost business. As a result, a natural disaster in China could severely disrupt the operation of our business and have a material adverse effect on our financial condition and results of operations.

As a public company, we are obligated to maintain effective internal control over financial reporting. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to us for the first time in connection with this Annual Report. While our management has concluded that our internal control over financial reporting is effective as of December 31, 2011, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

Any of these outcomes could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business, damage our reputation and negatively impact the trading price of our ADSs.

Prior to our IPO in February 2011, we were a privately-held company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have incurred and anticipate that we will continue to incur significant expenses and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

There have been reports of outbreaks of avian flu and H1N1 flu, also known as swine flu, in certain regions of Asia, Europe, the Middle East and Africa in the past several years. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia, an outbreak of avian flu, SARS, swine flu or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including China, could adversely affect our business, financial condition or results of operations.

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

We depend on suppliers of raw materials, such as silicon wafers, gases, chemicals and spare parts, in order to maintain our fabrication processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare parts at acceptable prices and in a timely manner. The most important raw material used in our production processes is silicon in the form of raw wafers. In 2011, we purchased all of our raw wafers from six suppliers. A significant portion of our wafers are sourced directly or indirectly from outside of China. From time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these materials and parts to maintain our production schedules and commitments to customers.

We depend on independent foundries to manufacture some of our products and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

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

We have not entered into a long-term agreement with our independent foundries and we place our orders on a purchase order basis. As a result, if our independent foundries raise their prices or are not able to meet our required capacity for various reasons, including shortages or delays in shipment of semiconductor equipment or materials used by our independent foundries to manufacture our semiconductors, or if our business relationship with our independent foundries deteriorates, we may not be able to obtain the required capacity from our independent foundries. In that case, we may be required to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Further, these foundries are not interchangeable as we use each foundry for different manufacturing processes. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Also, qualifying new foundries would be time consuming and cause us to incur additional costs.

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

We plan to reduce our reliance on independent foundries in 2012 as we expect our second fab will be put into operation in the second half of 2012. However, there can be no assurance that our second fab will become operational on that timeline or that we will not face additional risks with our independent foundries due to any reduction in our orders resulting from the use of our second fab.

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

The maintenance of our existing fab and our second fab as it becomes operational is subject to risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and results of operations.

We regularly maintain and enhance our fab, and expect to maintain and enhance our second fab once it becomes operational, to expand our manufacturing capabilities in order to meet customer and market demands. There are, however, a number of events that could delay maintenance and enhancements of our existing fab and our second fab as it becomes operational. Such potential events include, but are not limited to:

•	shortages and late delivery of facility equipment;

•	the unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	delays in installation, commissioning and qualification of our manufacturing equipment;

•	labor disputes;

•	design changes with respect to equipment layout; and

•	delays in securing any necessary governmental approvals.

As a result, our projections relating to capacity, manufacturing technology capabilities or technology developments may significantly differ from actual capacity, manufacturing technology capabilities or technology developments. Delays in maintaining or enhancing our existing fab and our second fab as it becomes operational could result in the loss or delayed receipt of earnings, an increase in financing costs or the failure to meet profit and earnings projections, any of which would adversely affect our business and results of operations.

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

On March 16, 2007, the National People’s Congress of the PRC adopted a new enterprise income tax law, or the Enterprise Income Tax Law, which provides a uniform enterprise income tax rate for PRC enterprises of 25% and provides a five-year transition period starting January 1, 2008 for those enterprises which were established before the promulgation date of the Enterprise Income Tax Law and which were entitled to a lower tax rate or tax holiday under the then effective tax laws or regulations. According to the Enterprise Income Tax Law and approval by local tax authorities, Shanghai SIM-BCD Semiconductor Manufacturing Co. Ltd., or SIM-BCD, was entitled to a full exemption from foreign-invested enterprise, or FIE, income tax for two years starting on January 1, 2008, and a 50% reduction in FIE income tax for the three years thereafter. According to the Enterprise Income Tax Law, a high and new technology enterprise, or HNTE, “specially supported” by the PRC government, would be eligible to a lower income tax rate of 15%. See “Item 4.B Business Overview—Regulation—Enterprise Income Tax Regulation.” SIM-BCD was recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau on November 25, 2008 and subsequently renewed on October 20, 2011, and is entitled to enjoy a preferential tax rate of 15%. HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and SIM-BCD must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. However, we cannot assure you that SIM-BCD will continue to qualify as an HNTE or that our other PRC subsidiaries will be qualified as such and be “specially supported” by the PRC government in the future. The discontinuation of any preferential tax treatments currently available to our wholly-owned subsidiaries will cause our effective tax rate to increase, which could adversely affect our financial condition and results of operations. Preferential treatment as an HNTE business will only affect the rate of enterprise income tax to which our subsidiaries are subject. It will not affect the determination of whether we are treated as a PRC resident enterprise. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

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

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our business and otherwise fund and conduct our business.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under current account transactions and capital account transactions. In January 2007, SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. In March 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, or the Share Option Rule. In February 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of an Overseas-Listed Company, or Circular 7, to replace the Share Option Rule. Under these rules, PRC citizens and foreign nationals who have lived in China for more than a year, who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options became subject to the Implementation Rules when our company became a non-PRC publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as receiving dividend payments from our PRC subsidiaries or obtaining foreign currency loans, all of which may adversely affect our business and financial condition. See “Item 4.B Business Overview—Regulation—Regulations on Employee Share Options.”

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

PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule established new procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to the security review of the PRC governments. The security review assesses such acquisition’s impact on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule and the M&A Security Review Notice to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who have exercised stock options. Prior to our IPO, we did not withhold or pay such individual income tax in accordance with applicable PRC regulations with regard to certain such employees and, as a result, we may be required to pay the related tax deficiencies and may be subject to penalties under PRC laws.

The State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have the obligation to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has orally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after we become a publicly traded company. Thus we did not withhold or pay the individual income tax for those option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

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

Future sales by us or our existing shareholders or the possibility of future sales of substantial amounts of our ADSs, including ADSs issued upon exercise of outstanding options and warrants, in the public markets in the United States, could negatively impact the market price of our ADSs and our ability to raise equity capital in the future.

Shares outstanding that were not sold in our IPO are eligible for conversion into ADSs and available for sale. In addition, certain holders of our ordinary shares have rights, under certain conditions, to cause us to register under the Securities Act the sale of certain of our ordinary shares following conversion into ADSs. Registration of these shares under the Securities Act or sales of shares under an exemption to the Securities Act rules will result in these shares becoming freely tradable without restrictions under the Securities Act. Sale of these shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to various factors including, among others, the following:

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

We believe that our current cash, anticipated cash flow from operations and the net proceeds from our IPO will be sufficient to meet our anticipated cash needs, including capital expenditures for the building of our second fab and otherwise, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2011 Revision) of the Cayman Islands, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws.

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

As a foreign private issuer, we are permitted to, and we will rely on exemptions from certain NASDAQ corporate governance rules applicable to United States domestic public companies, including the requirements regarding the determination of compensation for our executive officers and the nomination of our directors. This may afford less protection to holders of our ordinary shares and ADSs.

The NASDAQ corporate governance rules require listed companies to have, among other things, the compensation of a company’s executive officers determined and director nominations made by either committees consisting solely of “independent directors,” as such term is used in the NASDAQ corporate governance rules, or by a majority of a company’s independent directors. However, as a foreign private issuer, we are permitted to, and we intend to follow home country corporate governance practices for the determination of executive officer compensation and director nominations instead of the NASDAQ corporate governance rules. Our compensation and our nominating and corporate governance committees of our board of directors are currently not comprised entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, however, does not require that all members of our compensation committee or our nominating and corporate governance committee be independent directors.

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

Being a public company has increased our administrative costs, which could adversely affect our business.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, which could be a few million dollars or more. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the SEC, require certain corporate governance practices for public companies. In addition to these rules, the NASDAQ Global Select Market has certain corporate governance requirements for companies that are listed on NASDAQ. We expect these rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and costly. As a public company, we have several board committees, have adopted internal controls and disclosure controls and procedures and have borne and will have to bear all of the internal and external costs of preparing and distributing periodic public reports. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

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

Our executive officers and directors, and their respective affiliates and our major shareholders, beneficially own, in the aggregate, approximately 41.2% of our outstanding ordinary shares as of February 29, 2012. In addition, none is contractually prevented from acquiring additional ordinary shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

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

We do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011, and based on the current price of our ADSs and the composition of our income and assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2012 or for the immediate future years. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we were not a PFIC for our taxable year ended December 31, 2011 or that we will not be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interests) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash, which is generally treated as passive assets for this purpose, and, because the calculation of the value of our assets may be based in part on the value of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder.

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

We were incorporated in Bermuda in September 2000 as a limited liability exempted company and changed the jurisdiction of our incorporation to the Cayman Islands in April 2004. Our legal name is BCD Semiconductor Manufacturing Limited. Our principal executive offices are located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China. Our telephone number in Shanghai is (+86-21) 2416-2266. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 East 40th Street, 10th Floor New York, New York 10016.

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

In 2007, we shipped more than a billion units for the first time. In 2011, we achieved revenue of $139.9 million, 92.8% of which was from sales of analog power management ICs and touch screen controllers for LCD panels. The remaining 7.2% of revenue was from sales of our wafer foundry services, which we have historically offered to selected customers as a means of increasing our fab utilization especially during economic downturns when our fab utilization rates would otherwise decline. We offer our foundry services to selected customers that do not require us to make any technical development or modification of our existing processes, agree to pay cash for our services, agree to prepay a portion of the fees (only for first-time customers) and do not compete with us directly. We set the prices for our foundry services based on market prices and the anticipated costs associated with offering these foundry services, among other factors.

We spent $3.0 million, $14.0 million and $28.3 million on acquisition of property, plant and equipment in 2009, 2010 and 2011, respectively. These acquisitions and other investment activities were funded primarily with cash generated from the operation of SIM-BCD and the proceeds generated from our IPO.

In June 2011, we completed a transaction to acquire Auramicro Corp., or Auramicro, a private company incorporated in the Cayman Islands with its main operations in Taiwan, that designed analog and mixed signal products, including power management ICs, LED drivers, and touch screen controllers for LCD panels for targeted markets in data communication, set-top box, LCD monitor, LCD TV, mobile, and LED lighting applications. Pursuant to the terms of the acquisition, we paid cash consideration of $4.9 million upon closing of the acquisition, and the remaining consideration, which consists of an employee retention incentive of approximately $0.7 million, will be paid when certain conditions are met. Auramicro had offices in Taipei, Taiwan and Shenzhen, China, and the Shenzhen office was liquidated in the fourth quarter of 2011.

In the fourth quarter of 2010, we began construction of our second fab and, as of the end of 2011, we have spent $43.8 million on such construction and related purchases of equipment. We used our proceeds from our IPO as well as the cash generated from our operating activities from SIM-BCD to finance the construction of our second fab.

B.	Business Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK Computer, Inc., Changhong Electric Co., Ltd., Chicony Power Technology Co., Ltd., Emerson Electric Co., Foxconn Electronics Inc., Giga-Byte Technology Co., Ltd., Guangzhou Digital Rowa Technology Company Limited, Konka Group Co., Ltd., LG Electronics Inc., TP-LINK Technologies Co., Ltd and TPV Technology Limited. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure, and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market. As a result of our acquisition of Auramicro in June 2011, we started to design, develop and market touch-screen controller products, which are primarily used in cell phones and tablet devices.

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We believe our manufacturing capabilities enable us to customize a broad range of semiconductor process technologies to optimize product performance and cost. Our operations in China allow us to maintain close, direct business and technical relationships with leading OEMs, ODMs and distributors in the region. Furthermore, we believe our China-based operations result in cost advantages over our competitors and position us to benefit from growing demand for semiconductors in Asia.

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

•   Linear DC Fan Driver

•   Power Switch

•   Analog Switch

PC motherboards, graphics cards, DVD players, modems and routers, power chargers and adapters, switching mode power supplies, LCD/LED televisions and monitors, notebook computers, cell phones, other portable electronic devices and household appliances

AC/DC Products (70+)	Convert an AC supply voltage into a DC voltage	• Pulse Width Modulation Controller • Pulse Frequency Modulation Controller • Power Factor Correction Controller • Constant Current Constant Voltage Controller • Schottky Diode • Power Discrete	Cell phone adapters, modem and router adapters, notebook computer adapters, switching mode power supplies, LCD/LED televisions and monitors, cordless phone chargers, small appliance chargers and adapters, PC power supplies and lighting

Product Family (Number of products)	Description	Product Type	Typical Applications

DC/DC Products (40+)	Convert a DC voltage into a higher or lower DC voltage that is tightly regulated

•   Buck DC/DC Converter

•   Boost LED Driver

•   Charge Pump LED Driver

•   Boost DC/DC Converter

•   Boost DC/DC Controller

•   Buck / Boost Converter

•   Single Channel Sync Low Voltage Buck DC/DC Converter

•   Dual Channel Sync Low Voltage Buck DC/DC Converter

•   Buck DC/DC Sync Controller

LCD/LED televisions and monitors, modems and routers, WLAN cards, set-top boxes, cell phones, car chargers and other portable electronic devices

Other ICs (30+)	Various other uses, such as controlling the speed of a cooling fan or detecting the opening/closing of a cell phone or notebook screen	• Hall Effect Sensor • Fan Motor Driver • Television • Capacitive Touch Screen Controller	DC fans, cell phones and notebook computers

Foundry Services

Historically, we have offered foundry services as a way to maintain high fab utilization rates by selling our excess fab capacity. We currently offer fabrication services to a small group of customers as a continuance of this practice. While we may expand our foundry services in a market downturn, we do not plan to expand our foundry customer base. For example, in 2008, during the global economic downturn, our revenue from foundry services increased to $13.0 million, or 14.7% of total revenue, from $10.0 million in 2007, or 10.2% of total revenue. In 2009, as we began to experience a slight recovery in global economic conditions, we began to reduce our foundry services as percentage of total revenue. This trend continued in 2010 and 2011. In 2009, 2010 and 2011, we recognized $8.8 million, $9.7 million and $10.0 million of revenue, respectively, from foundry services, which represented 8.7%, 7.3% and 7.2% of our total revenue, respectively.

Customers, Selling and Marketing

Our sales efforts are focused on leading OEM and ODM customers in China, Taiwan, Japan and South Korea. In 2011, we served over 2,000 end customers. We maintain strong distribution channels throughout Asia to facilitate end customer fulfillment logistics with no single distributor accounting for more than 10% of our total revenue in 2011.

Our primary distributors are located in China, Hong Kong, Taiwan, South Korea, Japan, Singapore and the United States. The majority of our distributors purchase our products under short-term non-exclusive agreements, pursuant to which our distributors agree to sell certain of our products and provide us with certain other sales related services. Under these agreements, we agree to provide certain sales, marketing and technical assistance to these distributors, including providing technical training for new product releases, visiting major customers with our distributors and introducing new customers to our distributors. These agreements do not have return rights. Agreements with our distributors have initial one-year terms and renew automatically for one-year periods unless an agreement is terminated without cause with 60 days prior written notice. Agreements may be terminated immediately for cause. For the year ended December 31, 2011, sales through our network of independent distributors represented 84.9% of our total revenue.

Although we maintain direct relationships with our OEM and ODM end customers, we sell almost all of our IC products directly to distributors, who in turn sell our products to our end customers. In most cases, we use distributors at the request of our end customers to facilitate our end customer fulfillment logistics, but in some cases, our distributors also help market and sell our products. Our sales offices in China are located in Shanghai and Shenzhen, and we also have sales offices in the U.S., Taipei, Taiwan and Seoul, South Korea. Through these sales offices, we seek to maintain close contact with our end customers. Our sales and marketing staff, application engineers and other technical personnel work directly with end customers to provide complete reference designs using our analog ICs as well as to validate performance of our products and increase customer wins. Our sales, marketing and applications engineering team consisted of 101 people as of December 31, 2011, of which 63 were dedicated to the PRC, 29 to Taiwan, six to South Korea and three to the rest of the world, all of whom were our employees and sales agents. All of these employees are located in our offices in the areas for which they are dedicated to, except that two of our employees dedicated to South Korea are based in Taiwan and one of our employees dedicated to South Korea is based in our Shanghai office. The three employees dedicated to the rest of the world are located in Shanghai, Taiwan and the United States.

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

The table below describes net revenue by geographic region for the fiscal years ended December 31, 2009, 2010 and 2011:

	Years ended December 31,
GEOGRAPHIC REGION	2009	2010	2011
	(Dollars in thousands)
PRC and Hong Kong	$63,316	$79,944	$93,724
% of total net revenue	62.8%	60.2%	67.0%
Taiwan	25,192	32,662	29,554
% of total net revenue	25.0%	24.6%	21.1%
South Korea	8,413	12,150	9,529
% of total net revenue	8.3%	9.1%	6.8%
North America	1,278	3,512	4,557
% of total net revenue	1.3%	2.6%	3.3%
Other Countries	2,645	4,563	2,499
% of total net revenue	2.6%	3.5%	1.8%

Total net revenue	$100,844	$132,831	$139,863

Backlog

Backlog at December 31, 2011 was $14.6 million. We define backlog as accepted orders with a customer requested delivery date. Backlog is impacted by our manufacturing lead times, which was approximately three months on average in 2011. As it is customary in the semiconductor industry, we allow orders to be canceled or deliveries delayed by customers within agreed upon parameters. As a result, backlog may not be an accurate predictor of our future revenue.

Research and Development

We focus our research and development activities on analog design, process technology improvement and systems architecture engineering. As of December 31, 2011, we employed a team of 217 engineering professionals in research and development, including 112 analog design engineers, 32 process technology engineers, 48 system-level design engineers and 25 product testing engineers. We believe our sizable research and development team enables us to rapidly implement our product and process technology roadmap and develop differentiated products.

Our research and development efforts for a specific product family typically take 6 to 18 months, depending on the product’s complexity. We have developed a library of analog cells, functional blocks, proprietary design methodologies and tools to further optimize our product designs and accelerate our time-to-market. As a result, our engineers are able to implement new designs efficiently, often re-using cells from our library.

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

•   Shunt Regulator

•   Standard Linear Voltage Regulator

•   Low Dropout Voltage Regulator

•   Constant Current Constant Voltage Controller

•   Boost LED Driver

•   Boost DC/DC Converter

•   Buck / Boost Converter

•   Hall Effect Sensor

•   Fan Motor Driver

Process	Process Description	Representative Technology Optimization	Relevant Products

CMOS	Most widely used semiconductor process technology, primarily utilized for digital logic circuits

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

•   Optimized safe operating area LDMOS for high density power switching operations with improved reliability

•   Optimized junction field effect transistor process to allow high voltage operation in a small silicon area

•   Various high performance optimizations

• Buck DC/DC Converter • Boost LED Driver

We spent $6.2 million, $7.5 million and $10.0 million, in 2009, 2010 and 2011, respectively, on research and development, which represented approximately 6.2%, 5.7% and 7.1%, respectively, of our revenue in those years.

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

We have achieved ISO9001:2008 certification in our current fab, and we have also been certified as meeting the standards of ISO14001:2004 and ISO/TS16949:2009. ISO9001:2008 is a set of criteria for developing a fundamental quality management system, focusing on continuous improvement, defect prevention and the reduction of variation and waste. ISO14001:2004 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. ISO/TS16949:2009 is a set of criteria based on ISO 9001 that applies to the design, development, production and, when relevant, installation and servicing of automotive-related products. The requirements are intended to be applied throughout the automotive supply chain.

We are in the process of constructing a second fab in Shanghai, China to increase our production capacity and enable us to implement a wider array of manufacturing technologies at smaller device geometries. We expect our second fab to become operational in the second half of 2012.

We also make use of foundry services in Taiwan and China to manufacture devices we are unable to support internally with our existing equipment as well as to address production demand that cannot be fulfilled in our fab. In these cases, we generally work with our foundry partners to implement our own proprietary process technologies in their fabs to ensure our products meet our required product performance. In 2011, since the capacity from our fab was mostly sufficient to support demand for our products, only a small portion of our manufacturing needs was outsourced to third parties. However, as we grow our business and until our second fab is fully operational, we anticipate that an increasing portion of our manufacturing needs will be outsourced to third parties. When we outsource our manufacturing needs to third parties, we choose third-party manufacturers that possess the process technology to manufacture our wafers, have sufficient capacity to support our needs and are cost effective. For the quarter ended December 31, 2011, we outsourced approximately 8.2% of our total wafer production output. We anticipate that we will outsource up to 25% of our total product output prior to the second fab becoming operational depending on the growth of our business and the timing of our second fab becoming operational. Even after our second fab becomes operational, we intend to maintain a portion of our outsourced manufacturing capacity to maintain flexibility in order to be able to grow our production. We anticipate that we will outsource up to 15% to 20% of our total product output once our second fab becomes operational depending on the growth of our business.

We subcontract all of our packaging and a majority of our final product testing to third-party assembly and test providers in PRC and Taiwan. As of December 31, 2011, we had 20 qualified assembly and test subcontractors and are not dependent on any single subcontractor. We do not have any long-term agreements with these subcontractors.

Competition

Our markets are highly competitive, and we face significant competition for products in each of our business areas. We compete with global analog semiconductor providers, such as Advanced Analog Technology, Inc.; Diodes Incorporated; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; On-Bright Electronics Co., Ltd.; STMicroelectronics N.V.; and Texas Instruments Incorporated We do not compete with digital semiconductor providers. Competition in our markets depends upon a number of factors relating to products and services, including:

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

Regulations and Policies that Encourage the Development of Semiconductor Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. On November 12, 2000, the Ministry of Finance, or MOF, the State Administration of Taxation, or SAT and the General Administration of Customs, or GAC, promulgated the Notices on the Relevant Taxation Policies to encourage the development of the Software and Integrated Circuit Industry, or the IC Notice. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export related matters concerning integrated circuit design enterprise and integrated circuit production enterprises, or ICPEs. In January 2011, the State Council promulgated the Several Policies to Further Encourage Software and Integrated Circuit Industries, or the New IC Policies.

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

Encouragement of Foreign Investment in Semiconductor Industry

Pursuant to the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the NDRC and the Ministry of Commerce on October 31, 2007, which was amended in December 2011, foreign investment in integrated circuit design and production of large-scale digital ICs that have a linewidth of 0.18 micron and less and analog and digital ICs that have a linewidth of 0.8 micron and less, is encouraged and may be eligible for certain types of preferential treatment as stipulated in PRC laws and regulations.

Preferential Taxation Policies

Under the IC Policies, the IC Notice, the New IC Policies and other relevant PRC regulations, semiconductor companies, including us, are entitled to the following preferential tax treatment if they meet the following criteria:

Enterprise income tax, or EIT. Each of our PRC subsidiaries is subject to taxation pursuant to the applicable tax law and other regulations as a FIE. Under the New IC Policies, accredited ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of less than 0.25 micron are entitled to a preferential EIT rate of 15%. Of such accredited ICPEs, those that have been in operation for more than 15 years are entitled to a five-year tax holiday beginning in the first profit-making year, followed by another five years during which the EIT is reduced by 50%. Accredited ICPEs which make ICs with a linewidth of 0.8 micron or less are entitled to a two-year tax holiday beginning in the first profit-making year, followed by another three years during which the EIT is reduced by 50%.

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

Exemption of customs duties and import-related value-added tax. According to an announcement by the General Administration of Customs dated May 21, 2011, accredited ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of less than 0.25 micron, and accredited ICPEs whose integrated circuits have a linewidth of 0.8 micron or less are exempt from customs duties and import-related value-added tax when importing raw materials and consumables used for self-production.

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

•

the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial Protection for the Construction of an Innovative Country, which was circulated on January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights such as patents, and integrated circuit lay-out designs in this circulation.

•

the Opinion on Certain Issues Regarding the Application of Law in Handling Criminal Cases Involving Infringement of Intellectual Properties issued by the Supreme Court, the Supreme People’s Procuratorate and the Ministry of Public Security on January 11, 2011.

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

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon the completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after the examination and acceptance by the relevant environmental authority, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge permits for the above wastes and noise are then issued for a specified period of time. SIM-BCD has received approvals of the relevant environmental assessment impact reports and has obtained the discharge permits for its operation. Also, we have received relevant environmental approvals for the construction of our second fab.

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

HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and a company must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. SIM-BCD was most recently recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau in October 2011 and is entitled to a preferential tax rate of 15% until October 2014, at which time SIM-BCD intends to re-apply for HNTE status. For the potential effects of the Enterprise Income Tax Law on our preferential tax treatments, see “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.”

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under two circulars issued by the State Administration of Taxation on April 22, 2009 and July 27, 2011, a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations operate primarily in the PRC; (ii) its financial and human resources decisions are made in the PRC; (iii) its major assets, books and records, company seals and meeting minutes of its board of directors and shareholders are located or kept in the PRC; and (iv) more than half of its directors or senior officers with voting rights reside in the PRC. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC in 2012; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to the Company are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the Enterprise Income Tax Law, foreign shareholders and ADS holders could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding obligations for any dividends we pay to our non-PRC shareholders and ADS holders”.

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

On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. On February 20, 2012, SAFE promulgated Circular 7 to replace the Share Option Rule. According to the Circular 7, if a PRC citizen or a foreign national who has lived in China for more than one year participates in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with share purchases or share option exercises. Such individual’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC agent or the PRC subsidiaries of the overseas listed company before distribution to such individual. With regard to share purchases or share option exercises, such individual also has the alternative of using his or her own source of foreign exchange in the PRC provided that the bank handling the wire transfer is given documentary proof of the SAFE registration with respect to the underlying stock incentive plan and of the employment relationship underlying the participation in the stock incentive plan. If we or such individual fail to comply with these regulations, we or such individual may be subject to fines and other legal or administrative sanctions.

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

On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval. See “Item 3.D Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” Given that we completed our restructuring of SIM-BCD into a wholly foreign-owned enterprise before September 8, 2006, the effective date of the new regulations, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market. However, it remains uncertain how the M&A Rules will be interpreted or implemented; and therefore, the relevant PRC government agency, including the CSRC or PRC courts, may reach a different conclusion than we have reached.

The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

On February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security.

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

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, which is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. On September 18, 2008, the State Council promulgated Implementation Rules for the Labor Contract Law, or the Implementation Rules.

According to the Labor Contract Law and the Implementation Rules, a labor relationship is established on the first day when an employee is employed by an employer and a written contract shall be entered into within one month after establishing such relationship. Employers must pay employees double income in circumstances where an employer fails to enter into an employment contract within one year with an employee who works for the employer for a period exceeding one month. Where such period exceeds one year, the parties are deemed to have entered into a labor contract with an “unlimited term.” Employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with an unlimited term. The employer must pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In the labor contract, an employer can require an employee to keep its commercial secrets and intellectual properties in confidence, and impose upon the employee an obligation of confidentiality. The employer can also request the employee to refrain from engaging in a competing business after the employment is terminated in exchange for reasonable compensation. The amount of compensation an employer may seek for an employee’s breach of contract may not exceed the cost of training supplied to the employee. Employees may terminate their employment contracts if their employers have not made social insurance contributions for them in accordance with applicable laws. Employers who demand money or property from employees by way of guarantee or otherwise may be fined a maximum of RMB2,000 for each such employee. Employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay employees compensation in the order of 50% to 100% of the amount of the salary deprived.

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

Raw Materials

Our manufacturing processes use primarily silicon wafers, chemicals, gases and various types of precious and other metals as raw materials. Raw materials costs constituted 14.9%, 14.0% and 14.0% of total production cost in 2009, 2010 and 2011, respectively. Most of our raw materials are available from several suppliers. Our raw material procurement policy is to select only vendors who have demonstrated quality control and reliability on delivery time and to maintain multiple sources for each raw material so that quality or delivery issues with any one vendor will not adversely affect our operations. The quality and delivery performance of each vendor is evaluated monthly or quarterly and quantity allocation to each vendor is adjusted based on such evaluation.

The most important raw material used in our production is silicon wafers, which is the basic raw material from which integrated circuits are made. The principal suppliers of our silicon wafers are Sumco Corporation, LG Siltron, Inc., Grinm Semiconductor Material Co., Ltd., Covalent Materials Corporation and Sino Silicon Technology during 2009 to 2011. Together these vendors supplied approximately 90%, 83% and 93% of our total wafer requirements in 2009, 2010 and 2011, respectively. We have in the past obtained, and believe we will continue to be able to obtain, a sufficient supply of silicon wafers. The prices of silicon wafers were stable during 2010 and 2011. We expect them to stay stable in 2012. For a description of the sources and availability of raw materials, see “Item 3.D Key Information—Risk Factors—Risks Related to Our Financial Condition and Business.”

Intellectual Property

For summary information regarding the extent to which we are dependent on patents or licenses, or industrial, commercial or financial contracts, see “Item 3.D Key Information—Risk Factors” and elsewhere in this Annual Report.

C.	Organizational Structure

We are a holding company with two wholly-owned PRC direct subsidiaries, one wholly-owned Hong Kong direct subsidiary and one wholly-owned Cayman Islands direct subsidiary. Our direct PRC subsidiaries are SIM-BCD, which is our primary operating entity, and BCD Shanghai. In August 2010, we began the steps necessary to dissolve BCD Shanghai. We expect the dissolution to be completed in the second quarter of 2012. Our direct Hong Kong subsidiary is BCD Semiconductor Limited, or BCD HK. Our direct Cayman Islands subsidiary is Auramicro Corp., whose main business and operations are located in Taiwan and which we acquired in June 2011. We plan to begin the dissolution of Auramicro Corp. in 2012 after we complete the integration of its business and operations.

We hold five indirect subsidiaries, which are BCD (Shanghai) ME, a wholly-owned PRC subsidiary of SIM-BCD; BCD Semiconductor (Taiwan) Company Limited, or BCD Taiwan, a wholly-owned Taiwan subsidiary of BCD HK; Excel Power Technology Limited (Cayman Islands), or Excel Cayman, a wholly-owned Cayman Islands subsidiary of BCD HK; Excel Power Technology Limited (Hong Kong), or Excel HK, a wholly-owned Hong Kong subsidiary of BCD HK; and BCD Semiconductor Corporation, or BCD US, a wholly-owned United States subsidiary of Excel HK.

Excel HK is the legal entity through which most of our export sales are channeled. BCD Taiwan hosts our selling and marketing teams in Taiwan. BCD US hosts our sales and purchase functions in the U.S.

We also have a liaison office of Excel HK in South Korea.

The chart below sets forth our current organizational structure:

D.	Property, Plant and Equipment

Properties

Our corporate headquarters are located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, China in facilities consisting of approximately 17,348 square meters pursuant to a lease that expires in 2056. This location consists of 69,807 square meters of land, of which we have set aside a portion for our second fab. We also lease approximately 6,274 square meters of additional space located at 800 Yishan Road, Shanghai, China for our manufacturing and warehouse facilities pursuant to various leases that all expire on December 31, 2020. For our sales and marketing operations, we maintain a number of offices across Asia.

Total monthly fab capacity for our current 6 inch wafer fab was 281,813, 323,253 and 323,999 layers as of December 31, 2009, 2010 and 2011, respectively. We continuously evaluate our capacity in light of prevailing market conditions and adjust the production capacity, resulting in an average monthly capacity of 217,999, 295,759 and 304,367 layers in 2009, 2010 and 2011, respectively.

In order to support our growth, we are building a second fab. We expect the total cost for the construction of our second fab to be approximately $56.4 million through the completion of its first phase operations in the second half of 2012. As of December 31, 2011, we have incurred an aggregate of approximately $43.8 million on construction costs and purchase of equipment for the second fab, which was financed through our cash from operations and cash proceeds from our IPO in 2011. We anticipate that we will outsource up to 25% of our total product output prior to the second fab becoming operational depending on the growth of our business and the timing of our second fab becoming operational. Even after our second fab becomes operational, we intend to maintain a portion of our outsourced manufacturing capacity to maintain flexibility in order to be able to grow our production. We anticipate that we will continue to outsource up to 15% to 20% of our total product output after our second fab becomes operational depending on the growth of our business. In addition, we plan to spend approximately $8 million for the construction of a building in preparation of our future capacity expansion, of which we have spent $0.8 million to date. We expect to complete the full capacity of the second fab within the next three to five years.

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

We have obtained the ISO 14001:2004 and ISO 14064 certifications for our current fab. The ISO 14001:2004 environmental management standard is a voluntary standard and part of a comprehensive series of quality standards for environmental management published by the International Standards Organization. The ISO 14001:2004 quality standard covers environmental management principles, systems and supporting techniques. ISO 14064 is an international standard released in 2006 by International Standards Organization which specifies principles and voluntary requirements for quantification and reporting of greenhouse gas emissions and removals. It includes requirements for the monitoring, calculation, reporting and verification of an enterprise’s or organization’s carbon emissions, helping enterprises and organizations to establish their carbon emissions management systems and to take targeted emission reduction measures. In addition, we obtained an Occupational Health & Safety Advisory Services, or OHSAS, 18001 qualification in 2011 and will be awarded a certificate for such qualification in the first half of 2012. OHSAS 18001 specifies requirements that help an organization identify and minimize health and safety risks to employees and improve a company’s existing occupational health and safety management system.

We believe we were the first China-based semiconductor manufacturer to be certified as having met the requirements of the Sony Green Partner Program. The Sony Green Partner Program encourages suppliers of Sony to target the reduction and possible elimination of environmentally hazardous substances used in the production of their products. Green Partners must meet Sony’s environmental standards and are required to work continuously to maintain and upgrade their environmental management systems. Green Partner status is ordinarily reviewed every two years. Our certification as a Green Partner was renewed in 2011 and will be valid until 2013.

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

Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK Computer, Inc., Changhong Electric Co., Ltd., Chicony Power Technology Co., Ltd., Emerson Electric Co., Foxconn Electronics Inc., Giga-Byte Technology Co., Ltd., Guangzhou Digital Rowa Technology Company Limited, Konka Group Co., Ltd., LG Electronics Inc., TP-LINK Technologies Co., Ltd., TPV Technology Limited, TCL Corporation and Skyworth Group. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

Principal Statement of Operations Line Items

The following paragraphs describe the principal line items set forth in our consolidated statements of operations:

Net revenue. We generate revenue primarily from the sale of analog power management semiconductor products. We sell our analog power management ICs primarily through a regional network of independent distributors with support from our internal selling and marketing team, which stimulate demand especially for our new products or in markets into which we are beginning to sell. We also derive a small portion of our revenue from providing foundry services. We provide our foundry services directly to selected end customers through foundry service agreements.

In 2011, sales through our network of distributors accounted for 84.9% of our total revenue. In 2011, our 10 largest distributors accounted for 56.9% of our total revenue. In 2011, no distributor or other customer accounted for more than 10% of our revenue. We do not have long-term agreements with our distributors. Our distributors may terminate their relationships with us with advance notice of up to three months.

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

•

Amortization of acquired intangible assets. Amortization of acquired intangible assets incurred in connection with our acquisition of Auramicro in 2011 was $0.4 million. The acquired intangible assets were recorded at their estimated fair value on the acquisition date which was determined by management based on a number of factors including a valuation report provided by a third party valuation firm. The valuation report utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. We have incorporated certain assumptions which include projected cash flows and replacement costs. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

•

Impairment loss of acquired intangible assets. During the fourth quarter of 2011, we deemed that Auramicro’s business was impaired due to the rapidly declining demand on its products resulting from the economic downturn. Pursuant to our accounting policy, we evaluated the assets attributable to Auramicro for impairment on December 1, 2011. We determined the fair value of long-lived assets attributable to Auramicro using the income approach.

Based on the impairment test performed, we recorded a $0.8 million impairment loss on acquired intangible assets in 2011 to write down the book value of these assets to their fair values. The impairment of 2011 was primarily driven by our updated long-term financial forecast, which indicated lower estimated future cash flows compared to the estimates at the time we completed our acquisition of Auramicro due to the downturn in the global economy.

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

•

Impairment of equity investment. In May 2008, our subsidiary, SIM-BCD, acquired an 11% interest in the equity of Dayan Technology Industry Co., Ltd. Shenzhen, or Dayan Shenzhen, for RMB10,510,000 (equivalent to $1.5 million) in cash. In 2011, Dayan Shenzhen incurred a net operating loss of RMB14.7 million which was mainly due to the recognition of impairment on its operating assets. In the absence of any short term improvement, we considered that there existed an indicator of other-than-temporary impairment. Therefore, we recorded a $0.5 million impairment loss related to this equity investment.

•

Gain (loss) on valuation of financial instruments. We enter into forward foreign exchange contracts to mitigate risks of the possible adverse impact resulting from exchange rate fluctuations between the U.S. dollar and RMB. We record any gain or loss from financial instruments to reflect the variations in the assessment of the fair value of our unsettled forward foreign exchange contracts.

•

Gain (loss) on valuation of warrant liability. As a consequence of the adoption of ASC Topic 480, “Distinguishing Liabilities from Equity,” prior to the completion of our IPO, we revalued on a quarterly basis our outstanding warrants using the Black-Scholes option pricing model. The change in fair value of the warrant liability was then charged to income.

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

Cayman Islands tax. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC tax. Prior to January 1, 2008, as a manufacturing wholly foreign-owned enterprise registered in Shanghai’s Caohejing Economic and Technological Development Zone, our primary operating entity, SIM-BCD, was entitled to a preferential income tax rate of 15% as well as an exemption from PRC enterprise income tax for two years commencing from the first profit-making year after utilizing all the prior year tax losses and, thereafter, to 50% relief from PRC enterprise income tax for the next three years. On January 1, 2008, the Enterprise Income Tax Law, its implementation rules and Guofa 2007 No. 39, or Circular 39, took effect simultaneously. These new rules and regulations provide a uniform enterprise income tax rate for PRC enterprises of 25% and provide a transition period for preferential lower tax rates and tax holidays under the previous tax laws, regulations and relevant regulatory documents. Pursuant to the above laws and regulations and the approval of relevant PRC local tax authorities, the applicable enterprise income tax rate for SIM-BCD, our principal operating entity, was 0% for each of the years ended December 31, 2008 and 2009 as we received the benefit of the two-year tax holiday described above. Our tax rate for the years ended December 31, 2010 and 2011 was 11% and 12%, respectively. We expect that our PRC tax rate will be 12.5% for the year ended December 31, 2012 on the basis that we will continue to be entitled to the 50% relief from PRC enterprise income tax for those three years. SIM-BCD currently qualifies as an HNTE and is entitled to a preferential tax rate of 15% in 2013. As SIM-BCD continues to qualify as an HNTE, its applicable tax rate will be 15% for 2014 and onwards. According to the Enterprise Income Tax Law and its implementation rules, dividends classified as PRC-sourced income received by a non-resident enterprise are subject to a withholding tax at a rate of 10%. However, SIM-BCD is not subject to such tax withholdings because SIM-BCD has not made any dividend payments as we intend to use the retained earnings in our PRC subsidiaries to meet our increasing working capital needs as we grow our business in China and to finance the future expansion of our facilities in China.

We established BCD (Shanghai) ME in November 2009. BCD (Shanghai) ME is currently subject to a 25% uniform tax rate. We intend to qualify BCD (Shanghai) ME as an HNTE in order to lower its effective tax rate from 25% to 15%, but there is no guarantee that we will be able to obtain this qualification.

Results of Operations

Year ended December 31, 2010 compared with year ended December 31, 2011

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the years ended December 31, 2010 and 2011.

	Years ended December 31,
	2010	% of Net Revenue	2011	% of Net Revenue
	(Dollars in thousands)
Net revenue	$132,831	100.0%	$139,863	100%
Cost of revenue(1)	89,324	67.2	100,400	71.8

Gross profit	43,507	32.8	39,463	28.2

Operating expenses:
Research and development(1)	7,548	5.7	9,963	7.1
Selling and marketing(1)	7,063	5.3	8,857	6.3
General and administrative(1)	7,473	5.6	9,139	6.5
Amortization of acquired intangible assets	—	—	415	0.3
Impairment loss of acquired intangible assets	—	—	797	0.6

Total operating expenses	22,084	16.6	29,171	20.8

Income from operations	21,423	16.1	10,292	7.4
Other income (expense)
Interest income and expenses	(144)	(0.1)	1,068	0.8
Impairment loss on investment	—	—	(549)	(0.4)
Foreign exchange gain (loss)	(935)	(0.7)	2,334	1.7
Gain on valuation of warrant liability	613	0.5	745	0.5
Gain on valuation of financial instruments	762	0.5	21	—
Other income, net	(8)		493	0.3

Total other income, net	288	0.2	4,112	2.9
Income before income tax	21,711	16.3	14,404	10.3
Income tax expense	1,274	1.0	935	0.7

Net income	$20,437	15.4%	$13,469	9.6%

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Years ended December 31,
	2010	% of Net Revenue	2011	% of Net Revenue
	(Dollars in thousands)
Cost of revenue	$121	0.1%	$232	0.2%

Operating expenses:
Research and development	181	0.1	255	0.2
Selling and marketing	316	0.2	434	0.3
General and administrative	1,133	0.9	1,076	0.8

Total operating expenses	1,630	1.2	1,765	1.3

Total	$1,751	1.3%	$1,997	1.5%

Net revenue, Cost of revenue and Gross profit

	Years ended December 31,
	2010	% of Net Revenue	2011	% of Net Revenue
	(Dollars in thousands)
Net revenue	$132,831	100.0%	$139,863	100.0%
Cost of revenue	89,324	67.2	100,400	71.8

Gross profit	$43,507	32.8%	$39,463	28.2%

Net revenue. Our net revenue increased from $132.8 million in 2010 to $139.9 million in 2011, or a growth of 5.3%. Our revenue growth stemmed mainly from our business expansion in AC/DC and DC/DC products. Revenue from our linear products decreased from $82.6 million in 2010 to $78.1 million in 2011, which represented 62.2% and 55.9% of our net revenue in 2010 and 2011, respectively. Revenue from our AC/DC products increased from $27.2 million in 2010 to $30.9 million in 2011 as we expanded our AC/DC products to new applications and customers, particularly in the consumer electronics market in China. Revenue from our DC/DC products increased from $7.4 million in 2010 to $10.5 million in 2011 as sales to our end customers in China grew. Revenue from our other products increased from $5.9 million in 2010 to $10.2 million in 2011 due largely to increased revenue from our hall sensor ICs as we expanded our market and increased our sales of these products. Revenue from foundry services increased from $9.7 million in 2010 to $10.1 million in 2011, in line with our plan for our fab utilization.

Cost of revenue. Our cost of revenue increased from $89.3 million in 2010 to $100.4 million in 2011 primarily due to increased product shipments and costs associated with reduced utilization of fab capacity.

Gross profit. Our gross profit decreased from $43.5 million in 2010 to $39.5 million in 2011. Our gross margin decreased from 32.8% in 2010 to 28.2% in 2011. The decrease in our gross margin was due primarily to decreased selling price for certain linear products, and higher product costs on reduced utilization of fab capacity.

Operating expenses

	Years ended December 31,
	2010	% of Net Revenue	2011	% of Net Revenue
	(Dollars in thousands)
Research and development	$7,548	5.7%	$9,963	7.1%
Selling and marketing	7,063	5.3	8,857	6.3
General and administrative	7,473	5.6	9,139	6.5
Amortization of acquired intangible assets	—	—	415	0.3
Impairment loss of acquired intangible assets	—	—	797	0.6

Total operating expenses	$22,084	16.6%	$29,171	20.8%

Operating expenses. Our operating expenses increased from $22.1 million in 2010 to $29.2 million in 2011, primarily due to increased labor costs, increased R&D activities, amortization of acquired intangible assets and impairment of acquired intangible assets.

Research and development. Our research and development expenses increased from $7.5 million in 2010 to $10.0 million in 2011. Research and development material expenses increased from $1.5 million in 2010 to $2.5 million in 2011. Employment expenses increased from $4.9 million in 2010 to $5.8 million in 2011 as a result of an increase in research and development employees to support our new product development efforts. The total headcount of our employees performing research and development functions increased from 140 on December 31, 2010 to 195 on December 31, 2011.

Selling and marketing. Our selling and marketing expenses increased from $7.1 million in 2010 to $8.9 million in 2011. This increase was primarily the result of increases in salary and other compensation costs related to hiring additional selling and marketing and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 124 on December 31, 2010 to 136 on December 31, 2011.

General and administrative. Our general and administrative expenses increased from $7.5 million in 2010 to $9.1 million in 2011. Although the total headcount of our employees performing general and administrative functions decreased from 94 as of December 31, 2010 to 87 as of December 31, 2011, our general and administrative expenses increased primarily due to increases in salary and the additional costs associated with our being a public company in the United States, such as increased audit fees, expenses in managing investor relations and maintenance of directors and officers liability insurance.

Amortization of acquired intangible assets and impairment loss of acquired intangible assets. Amortization of acquired intangible assets recognized in connection with our acquisition of Auramicro in 2011 was $0.4 million. We also recorded a $0.8 million impairment loss on acquired intangible assets in 2011 on account of estimated impairment of the carrying value of these assets based on a fair value assessment in 2011.

Income from operations. Our income from operations decreased from $21.4 million in 2010 to $10.3 million in 2011. This decrease was primarily due to an increase in operating expenses and a decrease in gross profit.

Other income, net and Income tax expense (benefit)

	Years ended December 31,
	2010	% of Net Revenue	2011	% of Net Revenue
	(Dollars in thousands)
Other income, net	$288	0.2%	$4,112	2.9%
Income tax expense (benefit)	1,274	1.0	935	0.7

Other income, net. In 2011, we recorded a gain of $4,1 million in net other income as compared to a gain of $288,000 in 2010. In 2011, our interest income increased from $304,000 in 2010 to $1.4 million in 2011 due to an increase in interest income from time deposits, and our interest expense decreased from $448,000 in 2010 to $350,000 in 2011 as a result of a reduction in our total bank borrowings. In addition, we revalued our outstanding warrants issued in prior years, and the change in the fair value of these warrants resulted in a gain of $613,000 in 2010 and a gain of $745,000 in 2011. Furthermore, foreign exchange results improved from a loss of $935,000 in 2010 to a gain of $2.3 million in 2011 mainly due to our use of foreign currency forward contracts to mitigate the risk of depreciation in the U.S. dollar. However, part of such increase was offset by an impairment loss of $549,000 in cost method investment in 2011 since the impairment was deemed other than temporary.

Income tax expense (benefit). We recorded an income tax expense of $1.3 million in 2010 as compared to $935,000 in 2011 due to a decrease in taxable income. Please also see our analysis regarding the taxation under “Item 5.A Operating and Financial Review and Prospects—Operating Results—Taxation.”

Net income

Net income. Our net income decreased from $20.4 million in 2010 to $13.5 million in 2011. This decrease was primarily due to a decrease in gross profit from $43.5 million in 2010 to $39.5 million in 2011 and increase in our operating expenses from $22.1 million in 2010 to $29.2 million in 2011.

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

Gross profit. Our gross profit increased from $25.6 million in 2009 to $43.5 million in 2010. Our gross margin increased from 25.4% in 2009 to 32.8% in 2010. The increase in our gross margin was mainly due to increased net revenue, changes in our product-mix, relatively stable average selling prices, higher utilization of our fab capacities and other cost savings in our production operations.

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

General and administrative. Our general and administrative expenses decreased from $7.7 million in 2009 to $7.5 million in 2010. This decrease was primarily the result of decreased expenses attributable to averted litigation and other related costs which decreased from $1.1 million in 2009 to $0.3 million in 2010. This decrease was partially offset by the increase in salary and related compensation for our employees in the general and administrative functions. In addition, although the total headcount of our employees performing general and administrative functions increased from 79 as of December 31, 2009 to 94 as of December 31, 2010, share-based compensation charges did not increase in 2010.

Income from operations. Our income from operations increased from $6.3 million in 2009 to $21.4 million in 2010. This increase was primarily due to an increase in net revenue of 31.7 % and gross margin growth from 25.4% in 2009 to 32.8% in 2010.

Other income, net and Income tax expense (benefit)

	Years ended December 31,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Dollars in thousands)
Other income, net	$44	0.1%	$288	0.2%
Income tax expense (benefit)	(577)	0.6	1,274	1.0

Other income, net. In 2009, we recorded a gain of $44,000 from net other income as compared to a gain of $288,000 in 2010. In 2010, we decreased total bank borrowings and were able to decrease interest expense from $737,000 in 2009 to $448,000 in 2010. In addition, we revalued warrants issued in prior years, and the change in fair value of these warrants resulted in a gain of $145,000 in 2009 and a gain of $613,000 in 2010. We also recorded a gain of $762,000 from the change in the fair value of foreign currency forward.

Income tax expense (benefit). We recorded an income tax benefit of $577,000 in 2009 as compared to income tax expense of $1.3 million in 2010 due to an increase in the tax rate applicable to SIM-BCD from 0% in 2009 to 11% in 2010 due to the expiration of the certain preferential tax treatment for SIM-BCD. Please also see our analysis regarding taxation under “Item 5.A Operating and Financial Review and Prospects—Operating Results—Taxation.”

Net income. Our net income increased from $6.9 million in 2009 to $20.4 million in 2010. This increase was primarily due to a 31.7% increase in net revenue and gross margin growth from 25.4% in 2009 to 32.8% in 2010 partially offset by increased operating expenses in 2010 compared to 2009.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Prior to our IPO, we had financed our operations primarily through the private sales of preference shares with cumulative gross proceeds of $90.9 million as of December 31, 2010, cash generated from our operations and short term bank borrowings. Our principal source of liquidity consists of cash, which was $64.1 million as of December 31, 2011. In February 2011, through our IPO, we received net proceeds of $49.1 million through the issuance of ADSs, with each ADS representing six ordinary shares.

We also maintain our liquidity with short-term bank loans. As of December 31, 2011, we had $8.3 million in short-term bank loans. During 2011, the largest outstanding balance of these short-term bank loans was $12.0 million, and the weighted-average outstanding balance was $6 million with an average interest rate of 5.0%. Fluctuations in our short-term borrowings during 2011 were caused by seasonal shortfalls in our cash flows from operations and the availability of such loans on commercially favorable terms.

The following table sets forth a condensed summary of our cash flows for the years ended December 31, 2009, 2010 and 2011:

	Years ended December 31,
	2009	2010	2011
	(Dollars in thousands)
Net cash provided by operating activities	$18,494	$21,771	$13,333
Net cash (used in) investing activities	(3,519)	(13,862)	(38,318)
Net cash provided by (used in) financing activities	(3,580)	3,091	42,170

Net increase in cash	$11,395	$11,000	$17,185

Net Cash Provided by Operating Activities

In 2009, 2010 and 2011, our operating activities generated net cash of $18.5 million, $21.8 million and $13.3 million, respectively. Our primary uses of cash from operating activities have been for personnel-related expenditures, costs related to our facilities and packaging costs.

The net cash we generated from operating activities for 2011 was primarily attributable to net income of $13.5 million in 2011. Our accounts receivable as of December 31, 2011 increased by $5.7 million compared to December 31, 2010 as a result of an increase in our days sales outstanding, or DSOs, from 48 days as of December 31, 2010 to 55 days as of December 31, 2011, both of which are in line with our normalized DSOs. The balance of our outstanding bank acceptance notes payable as of December 31, 2011 increased by $5.5 million compared to December 31, 2010 due to an increase in the number of such notes we issued during the last quarter of 2011 as compared to the same period in 2010. Our inventory increased by $6 million as of December 31, 2011 compared to December 31, 2010 mainly because of increased production in the latter part of 2011 in anticipation of a planned reduction in production capacity in the first quarter of 2012.

Our net cash generated from operating activities for 2010 was $21.8 million. This was primarily attributable to net income of $20.4 million in 2010. Our accounts receivable as of December 31, 2010 increased by $1.1 million compared to our accounts receivable as of December 31, 2009 as a result of an increase in revenue in the fourth quarter of 2010 as compared to the fourth quarter of 2009. Despite this increase in accounts receivables, our DSOs declined from 49 days as of December 31, 2009 to 48 as of December 31, 2010 primarily due to our continued efforts in collecting receivables and evaluating and managing customer credit and taking necessary actions to reduce DSOs. This has also resulted in the decrease of our allowance for doubtful accounts. In addition, we drew down on a credit line available to SIM-BCD, which resulted in an increase of $5.0 million in notes payable as of December 31, 2010 as compared to December 31, 2009.

Our net cash generated from operating activities for 2009 was $18.5 million. This was primarily attributable to net income of $6.9 million in 2009 and to improvements in managing operating working capital.

Net Cash Used In Investing Activities

Our net cash used in investing activities was $3.5 million, $13.9 million and $38.3 million during 2009, 2010 and 2011, respectively.

In 2011, our cash used in investing activities of $38.3 million was primarily for the acquisition of property, plant and equipment in connection with the construction of our second fab and the acquisition of Auramicro, which amounted to $28.3 million and $4.6 million, respectively. In addition, we financed ZiZhu Development in the amount of $7.2 million to cover the unexpected cost of approximately $7.9 million from the re-routing on a large scale of the planned electricity supply to our new fab due to public works. By the end of January 2012, ZiZhu Development had repaid us $4.8 million. In 2010, our cash used in investing activities of $13.9 million was primarily for the acquisition of property, plant and equipment in connection with the construction of our second fab and upgrade of equipment and expansion of capacity for our existing fab.

In 2009, our cash used in investing activities of $3.5 million was primarily for the acquisition of property, plant and equipment. Due to the unusual economic conditions during the period, we restricted our spending on property, plant and equipment to $3.0 million for the year.

Net Cash Provided by (Used in) Financing Activities

Our net cash provided by (used in) financing activities was $(3.6 million), $3.1 million and $42.2 million during 2009, 2010 and 2011, respectively.

In 2011, our financing activities provided $42.2 million mainly due to the proceeds from our IPO.

In 2010, our financing activities provided $3.1 million mainly due to net draw-downs on our short-term bank loans.

In 2009, our financing activities used $3.6 million due to net pay-downs on our short-term bank loans.

Operating Capital

We believe that our current cash position and cash flows from operations along with our bank loans will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures, for at least the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to maintain and upgrade existing manufacturing capacity, the continuing market acceptance of our products, the costs to build our second fab and other changing business conditions and future developments, including any additional investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under PRC law, PRC subsidiaries may pay dividends only after setting aside a portion of their net profits as reserve funds, subject to certain registered capital requirements. Payments by our PRC subsidiaries to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly. However, we do not intend, in the foreseeable future, to distribute the earnings from any of our PRC subsidiaries to our parent company incorporated in the Cayman Islands.

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

Capital Expenditures

We made capital expenditures of $3.0 million, $14.0 million and $28.3 million in 2009, 2010 and 2011, respectively. In 2009, our $3.0 million capital expenditures were primarily for equipment and factory maintenance in our first fab. In 2010, $8.5 million of capital expenditures were for the expansion of testing capacity and fab maintenance in our first fab, and $5.6 million of capital expenditures were for the construction and equipment purchases for our second fab. In 2011, approximately $4.2 million of capital expenditures were for the maintenance of our first fab and $24.1 million of capital expenditures were for the construction and equipment purchases for our second fab. Our planned capital expenditures for 2012 are projected to be approximately $32 million, which mainly includes approximately $1.8 million for equipment upgrades and capacity expansion in our first fab, approximately $18.7 million for the completion of the first phase of our second fab and approximately $8 million for the construction of an additional building in our second fab in preparation for our future capacity expansion. We target to start the production of commercial wafers in our second fab in the second half of 2012.

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

From time to time, we may become a party to various litigation matters incidental to the conduct of our business, such as the patent litigation with Power Integrations that we settled in 2009 and the patent dispute with Flextronics that we settled in 2011. Such litigation can be time consuming and costly, whether or not we ultimately prevail or settle the matter.

Critical Accounting Policies and Estimates

General. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We review our estimates on an on-going basis, including allowances for doubtful accounts, sales discounts, valuation of inventories, valuation of derivative instruments, useful lives and commencement of productive use of property, plant and equipment, impairment of investment, goodwill and long-lived assets, valuation allowance for deferred tax assets, accruals for product warranty costs, valuation of warrant liability, and share-based compensation expense. We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates, and we may experience material unanticipated effects on our operating results and financial position. We believe the following critical accounting policies involve our more significant estimates and judgments used in the preparation of our consolidated financial statements.

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

The majority of our sales are made through distribution arrangements with third parties. We recognize revenue upon shipment to the majority of those third party distributors under these distribution arrangements. The arrangements with our distributors do not include price protection provisions. The majority of our distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for our products in certain regions of the world. The agreements are subject to termination by either party with up to three months’ notice.

Revenue for the sales made to third party distributors may not be recognized if we observe any of the conditions listed below which may indicate that collection is not reasonably assured: (i) shipments to a distributor when inventory at a distributor is in excess of three months of supply based on our last three months’ average shipments to that distributor after taking into account the projected business seasonality, the business seasonality factor being calculated by dividing estimated shipment of the next three months by shipments of the last three months; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, for instance, extended payments terms, additional rights of returns or allowances, or inventory consignments; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high credit risk; or (v) other indications that may suggest the collection of receivables is not reasonably assured. Beyond the aforementioned quantitative factors, management also considers qualitative factors to assess collectability, including, but not limited to, credit history of distributors, collateral provided by distributors and current and projected business volumes to determine whether the revenue related to distributors should be recognized upon shipment. Revenue of $0.7 million and $1.3 million was not recognized upon shipment as of December 31, 2010 and 2011, respectively, since it did not meet the revenue recognition criteria. In these cases, revenue is recognized when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

We offer sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets. Such incentives are accrued for at the time of sale and recorded as a reduction of the related revenue.

We provide a warranty for manufacturing defects in our products for a period of two years from the date of manufacture. Our warranty accrual is calculated based on historical experience.

Inventories. We value our inventories at the lower of cost or market value. Cost comprises direct materials, labor, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted-average basis.

We periodically assess the values of inventories and, when appropriate, write down the values of inventories through charges to cost of revenue. The assessments are generally based on a comparison of inventory quantities on hand at period end and inventory quantities by shipment forecast of next six months, determined by product line. Progressive rates from 50% to 100% are applied to slow-moving inventories based on the aging of the items and shipments made over the latest six months. In addition, the qualitative factors, such as whether the product is a new product should be considered when appropriate and the values of inventories aged over two years are fully written down.

Acquisitions. We follow the guidance in ASC Topic 805, “Business Combinations” for our acquisition transactions. Following that guidance, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities assumed by the acquirer, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

In June 2011, we spent $5.6 million on the acquisition of Auramicro and closed the acquisition upon payment of the initial cash consideration of $4.9 million, upon which Auramicro became a 100% owned subsidiary. The remaining consideration consisted of an employee retention incentive of approximately $0.7 million that will be paid at the first and second anniversary of the acquisition. The purchase price allocation and related net asset valuation were determined based on a number of factors, including valuations that considered and utilized generally accepted valuation methodologies. The valuations were based on our assumptions regarding projected cash flows and replacement costs. The table below summarizes the purchase price allocation:

June 1, 2011
(Dollars in thousands)
Fair value of net tangible assets	$1,161
Fair value of intangible assets:
Completed technology	2,442
Order backlog	139
In Process Research & Development, or IPR&D, acquired	807
Goodwill	299

Total	$4,848

The fair values of the completed technology, order backlog and IPR&D were established using a form of income approach known as excess earnings method. In applying this method, future debt-free net income attributable to the intangible assets acquired and a fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets acquired, were first estimated. Then the estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets acquired was subtracted from the estimated future debt-free net income attributable to the intangible assets acquired. After that, the resulting excess earnings was discounted to present value based on an analysis of the market data of comparable listed companies and the risk profile of the subject intangible asset and the business taken as a whole.

The table below provides quantitative information in respect of fair value measurements for the completed technology, order backlog and IPR&D as of the acquisition date:

Item	Fair value (Dollars in thousands)	Valuation technique	Key input	Value or Range
Completed technology	$2,442	Income approach	Discount rate	21%
			Projected 5-year debt free net cash flow	$0.2 million to $0.9 million
Order Backlog	139	Income approach	Discount rate	21%
			Projected 5-month debt free net cash flow	$0.01 million to $0.05 million
IPR&D	807	Income approach	Discount rate	22%
			Projected 5-year debt free net cash flow	$(0.2) million to $0.7 million

Long-lived assets. We operate in a capital-intensive business. A significant portion of our total assets consists of long-lived assets and is primarily property, plant and equipment. The net book value of our property, plant and equipment at December 31, 2011 was $66.4 million. Depreciation of our manufacturing equipment is computed on a straight line basis over the estimated useful life of three to five years, commencing from the date that the manufacturing equipment is placed into productive use. The estimated useful life and dates that the manufacturing equipment is placed into productive use reflect our estimate of the periods that we intend to derive future economic benefits from the use of the manufacturing equipment, including any anticipated technological evolution or environmental changes. Most of the manufacturing equipment we have purchased to date is previously-owned and the useful life is estimated based on the average useful life of new equipment less the average age of the equipment purchased. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in a future period. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful life, which is usually five years, and commences from the date the leasehold improvements are operational.

Goodwill and acquired Intangible Assets. We account for goodwill and intangible assets in accordance with ASC Topic 350, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). The intangible assets with definite lives acquired through business acquisition are amortized from 5 months to 5 years.

Impairment of long-lived assets and goodwill. We review the carrying amount of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events we consider important which could trigger an impairment review include, but are not limited to, the following: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or our overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, we determine impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying value of the assets over their fair value, based on the present value of estimated future cash flows.

The process of evaluating the potential impairment of long-lived assets requires significant judgment. We are required to review for impairment of assets or groups of assets related to the lowest level of identifiable independent cash flows. In addition, because we must make subjective judgments regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the assets, changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. Our projection for future cash flow is generally less during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

During the fourth quarter of 2011, we deemed an impairment indicator existed for Auramicro’s business as a result of the rapidly declining demand for Auramicro’s products in the second half of 2011 and conducted an evaluation of the long-lived assets attributable to Auramicro for impairment on December 1, 2011. As the recovery test showed that the undiscounted future cash flow projected from the business was less than the carrying amount of the long-lived assets attributable to Auramicro, an impairment charge was determined by comparing the carrying value of long-lived assets with their fair value. Based on the impairment test performed, we recorded an impairment loss of $797,000 on our acquired intangible assets for the year ended December 31, 2011. The table below provides quantitative information in respect of fair value measurement for completed technology and IPR&D which were used in the valuation performed on December 1, 2011.

Item	Fair value (Dollars in thousand)	Valuation technique	Key input	Value or Range
Completed technology	$1,860	Income approach	Discount rate	26%
			Projected 5-year debt free net cash flow	$0.2 million to $1 million
IPR&D	190	Income approach	Discount rate	28%
			Projected 4-year debt free net cash flow	$(0.3) million to $0.6 million

Further, we conduct a two-step goodwill impairment test on an annual basis. The first step compares the fair value of the reporting unit, Auramicro, to its carrying amount, including goodwill. If the fair value of Auramicro exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of Auramicro exceeds its fair value, the second step compares the implied fair value of goodwill to its carrying value. The fair value of Auramicro is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of Auramicro. The excess of the fair value of Auramicro over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over its implied fair value. Based on the step one test performed, the fair value of Auramicro is greater than its carrying amount, and therefore step two was not required.

We will continue to closely monitor the 2012 results and projections for our reporting units and economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Investment in Equity Securities. We adopted the provisions of ASC Topic 320, “Investments—Debt and Equity Securities” and used the guidelines therein to determine whether the impairment of our investment in equity securities accounted under the cost method is temporary or other-than temporary. We evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. We refer to any such event as an impairment indicator. If an impairment indicator is present, it may indicate that a decrease in value of the investment has occurred. In determining whether the decline in value of the investments was other-than-temporary, we consider several factors including, but not limited to, our intention and ability to hold the investment, the financial condition and near-term prospects of the investee, severity of impairment, duration of impairment and forecasted recovery of investment. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The risks and uncertainties include changes in the economic climate, strategy of the company and management of the investee. Once an indicator for other than temporary impairment exists, we determine the fair value of the non-marketable equity investments using the market approach. The market approach includes the use of financial metrics and ratios of comparable public companies. The selection of comparable companies requires management judgment and is based on a number of factors, including but not limited to, comparable companies’ sizes, growth rates, industries and other relevant factors.

In May 2008, our subsidiary, SIM-BCD, acquired an 11% interest in the equity of Dayan Shenzhen, which is accounted for under the cost method. In 2011, Dayan Shenzhen incurred a net operating loss of RMB14.7 million which was mainly due to the recognition of impairment on its operating assets. We considered this as an indicator of other-than-temporary impairment and recognized an impairment loss of $549,000 in our equity investment for the year ended December 31, 2011.

Income taxes. We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. We pay current income taxes in accordance with the laws of the relevant taxing authorities. As our PRC operations have been profitable since 2007, we believe that our primary operating PRC subsidiary, SIM-BCD, could generate sufficient income to fully utilize the deferred tax assets recognized. In 2011, we completed the tax deregistration of another PRC subsidiary, BCD Shanghai, with no penalty or corporate income taxes in arrears.

We adopted the provisions of ASC Topic 740, “Income Taxes,” and assess on a quarterly basis the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on the tax authority involved and the related technical merits. As a result of our assessment, we have not recorded any tax liability to date.

Warrant liability valuation. We adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series C preference shares were classified as a liability and re-measured at fair value. The change in fair value of the warrant liability is then recorded to the statement of operations. We estimate the fair value of the warrant liability using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants, and (vi) the expected dividend yield of the underlying preference shares. We make a number of assumptions in determining the fair value of the warrant liability and calculating these various factors. These assumptions, especially the fair value of the underlying shares, expected volatility and expected life of the warrants, are highly judgmental and could differ significantly in the future. Any change in these assumptions and the factors could significantly impact our warrant liability. For example, if the fair value of the underlying shares increases, our warrant liability could also increase. Since the warrants to purchase Series C preference shares were converted into warrants to purchase ordinary shares upon the completion of our IPO, we remeasured the fair value of warrant liability on the same date, and reclassified it as equity.

The various assumptions we used in the Black-Scholes option pricing model for each applicable reporting period are further discussed below:

•

Estimated fair value of the underlying preference shares. All the warrants to purchase our Series C preference shares were converted into warrants to purchase our ordinary shares on February 2, 2011, and therefore we estimated the fair value of underlying preference shares by reference to the price of our ADSs traded on NASDAQ on February 2, 2011. We did not use a discounted cash flow model for valuation dates prior to June 30, 2010 primarily because of the worldwide economic downturn, which caused uncertainty in regard to our anticipated financial performance of the company. Our management, therefore, believed that cash flow projections could not provide a reliable measurement of our fair value prior to June 30, 2010. In the second quarter of 2010, we began planning for our IPO and our management prepared more comprehensive financial objectives. As a result, with income data and market data available to us, both the income approach and the market approach were utilized in valuing our preference and ordinary shares as of December 31, 2010.

•

Expected life of warrants. We expected the warrants to be exercised prior to April 27, 2014, the expiration date of the warrants. We derived the expected life of warrants to be from the valuation date of February 2, 2011 to the expected expiration date of the warrants.

•

Expected volatility. We used the average volatility of approximately ten comparable publicly- traded semiconductor companies over the most recent period that is generally commensurate with the expected life of the warrants.

•	Risk free interest rate. We used the market yield of the China government bond with a remaining term equal to the warrants’ expected life as of February 2, 2011.

•

Expected dividend yield. We used an expected dividend yield of zero as we have never declared dividends on any of our shares due to the fact that we have had an accumulated deficit to date. We do not expect to pay dividends in the near future.

We recorded a valuation gain of warrant liability of $613,000 and $745,000 for the years ended December 31, 2010 and 2011, respectively. The gain in the year ended December 31, 2011 was primarily due to the decrease in the fair value of underlying preference shares. In addition, the conversion of the warrants to purchase Series C preference shares into warrants to purchase ordinary shares resulted in a reduction of warrant liability and an increase of additional paid in capital in the amount of $653,000.

Accounting for share-based compensation. In 2009, 2010 and 2011, we granted 6,023,420, 2,336,500 and 3,245,592 share options, respectively, to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options that we grant. For options granted to our employees, we record share-based compensation expense based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

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

Generally, prior to the date of our IPO, the estimated fair value of our underlying ordinary shares was based on our equity value as estimated by a valuation model comprised of different valuation approaches. In 2011, we started to use the price of our ADSs as the estimate of the fair value of our ordinary shares. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the market yield of a PRC government bond with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The board of directors determined the exercise price of options granted and believed the exercise price to be an approximation of fair value of ordinary shares at the time the board of directors granted such options. Prior to our IPO, we engaged a third party valuation specialist to assist the board of directors in determining the fair value of the ordinary shares and validate that such fair value approximated the exercise price of the options for each set of option grants made since June 2007, other than the set of option grants made on July 29, 2009 for which our board of directors relied on an internal valuation performed by management using similar metrics that had been applied by the independent valuation specialist. Starting from 2011, the exercise price of options granted is determined by the trading price of our ADSs on the grant date.

Prior to our IPO, determining the fair value of ordinary shares required making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of the valuation. In assessing the fair value of our ordinary shares, we considered the following significant factors:

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

The following table summarizes the weighted-average assumptions used in the Black-Scholes option pricing model for our options granted in 2009, 2010 and 2011:

	Years ended December 31,
	2009	2010	2011
Risk-free interest rate of return	3.39 – 4.76%	1.89% – 2.86%	1.90% – 2.32%
Expected term (year)	5-6	5-6	5-6
Expected volatility	57.0 – 59.3%	55.7% – 58.2%	54.0% – 55.3%
Expected dividend yield	0	0	0
Expected forfeiture rate	14%	14%	12%

Prior to our IPO, in determining the fair value of the underlying ordinary shares at the date of grant, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Our capital structure was comprised of preference shares and ordinary shares. According to our model derived with our third-party valuation specialist, enterprise value was allocated among preference shares and ordinary shares using an option pricing method which treats preference shares and ordinary shares as call options, with exercise prices based on the liquidation preference of the preference shares and anticipated exercise timing of a potential liquidation event.

Derivative instruments. A substantial majority of our revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in the currency exchange rate between U.S. dollars and RMB could have an impact on our results of operations and cash flows. To reduce the currency exchange risk, we periodically purchase foreign-exchange forward contracts from the Agricultural Bank of China and Bank of Nanjing. During the years ended December 31, 2010 and 2011, we entered into foreign currency forward contracts with the contracted notional amount totaling $74.8 million and $79.0 million, respectively. As of December 31, 2010 and 2011, the notional amount of outstanding forward contracts was $41.8 million, which was settled during the period of January 2011 to September 2011 and $54.0 million, which will be settled during the period of January 2012 to September 2012, respectively. We adopted ASC Topic 815, “Derivatives and Hedging,” to account for the derivative instruments. In accordance with ASC Topic 815, our derivatives do not meet the criteria for hedge accounting, and we are required to mark to market the outstanding derivatives at the end of each reporting period and to recognize the change in fair value in earnings immediately. As of December 31, 2010 and 2011, the fair value of these outstanding forward contracts was $762,000 and $783,000, respectively, and was recognized under other current assets in the consolidated balance sheet. For the years ended December 31, 2010 and 2011, a valuation gain of $762,000 and $21,000, respectively, was recognized as other income in relation to the forward contracts.

Recent Accounting Pronouncements

In May 2011, the FASB issued the Accounting Standards Update, or ASU, No. 2011-04. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures,” that will provide more robust disclosures about (1) the valuation processes used, the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs for Level 3 measurements; (2) a reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use when that asset is measured at fair value in the statement of financial position or when its fair value is disclosed on the basis of its highest and best use; and (3) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed (for example, a financial instrument that is measured at amortized cost in the statement of financial position but for which fair value is disclosed in accordance with ASC Topic 825, “Financial Instruments”). The amendment is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted.

In June 2011, the FASB issued ASU No. 2011-05. This update amends ASC Topic 220, “Presentation of Comprehensive Income”, and the guidance changed the requirement for presenting “Comprehensive Income”, and the guidance requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of shareholders’ equity will no longer be available. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08. This update amends ASC Topic 350, “Intangibles—Goodwill and other,” by permitting entities to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the first step of the goodwill impairment test; otherwise, no further impairment test would be required. The amendment is effective for interim and annual periods beginning after December 15, 2011. We are evaluating the impact of this update.

C.	Research and Development, Patents and Licenses

We rely on a combination of patent, copyright, maskwork rights, trademark and trade secret laws and contractual restrictions, which include non-competition provisions, to protect the proprietary aspects of our business and technology. As of December 31, 2011, we had 67 patent applications and 70 granted patents in China, and we had 27 patent applications and 18 granted patents in the United States. Our issued and allowed patents in China and the United States expire in the years beginning in 2014 through 2025 and 2024 through 2027, respectively. We do not depend on licenses to the proprietary technology of third parties to enable us to manufacture our products. We hold four trademark registrations in China. We have registered a trademark relating to our trade name “BCD” in China, but have not registered, and may not be able to register, such a trademark in the United States or elsewhere.

We spent $6.2 million, $7.5 million and $10.0 million on research and development expenses for the years ended December, 31, 2009, 2010 and 2011, respectively.

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Item 5.A Operating and Financial Review and Prospects—Operating Results” and “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Dollars in millions)
Short-term debt (1)	$8.3	$8.3	$—	$—	$—
Capital lease obligations	0.3	0.1	0.2	—	—
Operating lease obligations	6.8	1.5	1.8	1.2	2.3
Performance obligations (2)	3.9	—	—	—	3.9
Purchase obligations-property and equipment	0.4	0.4	—	—	—
Construction commitment for the second fab	21.5	18.7	2.8	—	—

Total	$41.2	$29	$4.8	$1.2	$6.2

(1)	Amount includes $8.3 million of loan principal and $12,000 of corresponding interest to be paid.
(2)	Includes our commitments under our investment agreement with ZiZhu Development in effect as of December 31, 2011.

Contractual Obligations and Commitments

Short-Term Debt

As of December 31, 2011, we had outstanding short-term loans denominated in U.S. dollars in the aggregate amount of $8.3 million under a global banking facilities agreement with the Shanghai branch of the Bank of Nanjing. The interest rate on these loans ranges from 5% to 6%. The loans are due in the period from June 2012 to October 2012. During 2011, the largest outstanding balance of the short-term loans was $12.0 million, and the weighted-average outstanding balance was $6 million with an average interest rate of 5.0%. We enter into short term loan agreements with banks primarily to meet our working capital requirement projections, which typically fluctuate in relation to our revenue projections.

Operating Lease Obligations

We lease office space, manufacturing facilities and office and transportation equipment under non-cancelable operating leases with various expiration dates through 2014. In addition, we leased manufacturing facilities located in Shanghai from Shanghai SIMIC Electronics Co., Ltd., or SIMIC, with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred but not paid. In August 2010, we entered into a new lease agreement with SIMIC to replace the original lease agreements. This new lease agreement was effective starting from January 1, 2011 and extends the lease period to the end of 2020. The new lease agreement does not include rent escalation provisions.

Banking Facility

In August 2010, one of our subsidiaries, SIM-BCD, entered into a banking facility agreement with the Bank of Nanjing for a credit line of RMB120,000,000 (approximately $18 million), which may be drawn down in the form of short-term loans for the purpose of financing SIM-BCD’s working capital; for the issuances of bank acceptance notes with a term not exceeding six months and with a cash guaranty of not less than 30% of the value of the notes issued and outstanding; or for the issuances of letters of credit. This banking facility was valid through July 1, 2011, and was collateralized by our land use right and the headquarters building located in Zizhu Science Park. In September 2011, this banking facility agreement was renewed under the same terms with the exception of the credit line which was increased to RMB 180,000,000 (approximately $29 million). The renewed banking facility is valid through September 26, 2012. As of December 31, 2011, SIM-BCD had outstanding U.S. dollar-denominated short term loans in the aggregate amount of $8.3 million, consisting of five separate draw-downs under the credit line, which are on fixed interest basis with interest rates from 5% to 6% per annum, and a note in the amount of $9.5 million outstanding under the credit line

Registered Capital Commitments

In 2005, we established BCD Shanghai, a wholly-owned subsidiary, to be the entity to manage our proposed project to build manufacturing facilities and office headquarters in Shanghai. In connection with establishing BCD Shanghai in June 2005, we estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations. As of December 31, 2010, we had contributed $11 million of the $334 million required registered capital. We do not intend to make any additional capital contributions because we obtained the approval for the dissolution of BCD Shanghai from the relevant local government authorities in October 2010 and, therefore, we know that we were not required to contribute the remaining amount of the $334 million registered capital amount. In November 2009, we established BCD (Shanghai) ME with registered capital of RMB130 million (approximately $19.4 million) to complete the projects and plans originally envisioned for BCD Shanghai, though with a significantly reduced project scope at a significantly lower projected cost. As of December 31, 2011, we have contributed all of the RMB130 million of registered capital of BCD (Shanghai) ME.

Purchase Commitments

As of December 31, 2011, we had commitments to purchase property and equipment of $21.9 million which include $21.5 million for the construction and equipment purchase related to our second Fab.

Second Fab Commitments

On August 2, 2010, we entered into an investment agreement with ZiZhu Development to construct our second wafer manufacturing facility in Shanghai. Pursuant to this agreement, under which BCD (Shanghai) ME’s obligations replace and supersede those of BCD Shanghai under the prior investment agreement we had signed with ZiZhu Development in 2004, we were required to start construction of the second fab by December 2010 and finish all construction and formally put the facility into operation in 2012. We commenced construction of our second fab in November 2010. Through December 31, 2011, we have recorded $43.8 million for the equipment and construction of our second fab. In 2012 and thereafter, we expect to spend approximately $35.6 million for the second fab, including currently planned capacity and construction of an additional building for future expansion. Of the remaining $35.6 million expected costs for the construction of the second fab, we have contractually committed to $21.5 million as of December 31, 2011.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The table below sets forth the certain information relating to our directors and executive officers as of March 31, 2012. Unless otherwise indicated, the business address of each of our directors and executive officers is No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China.

Name	Age	Position
Chieh Chang	59	Chief Executive Officer, Director, Founder and Chairman of the Board
Herbert Chang (1)(3)	49	Director and Founder
Wenqi Gu (2)	71	Director
Kheng Nam Lee (1)(2)	64	Director
Joseph Liu (2)(3)	60	Lead Director and Founder
Michael Pfeiffer (1)(3)	60	Director
Zhongyuan Jin	48	Vice President of Procurement, Foundry Services and Other Products
Chong Ren	49	Vice President of Operations
Ernest Lin	58	Senior Vice President of Worldwide Sales
Ji Wei Sun	71	President
Simon Szeto	54	Chief Technology Officer
Jean-Claude Zhang	46	Chief Financial Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Chieh Chang is one of our founders and has served as our Chairman of the board of directors since August 27, 2010, as Chief Executive Officer since September 2008 and as one of our directors since February 2001. Mr. Chang served as our President from October 2010 until April 2011. Mr. Chang also served as our Chief Operating Officer from February 2005 to August 2005. Mr. Chang currently serves on the board of directors of Oplink Communications, Inc. From November 2004 to January 2008, Mr. Chang also served on the board of directors of Genesis Microchip Inc., a publicly traded semiconductor company acquired by ST Microelectronics NV. From 2000 to 2003, he was the Chief Executive Officer of Programmable Microelectronics Corporation (now, Chingistek Technology Corporation), a fabless semiconductor design company. From April 1992 to August 1996 he was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received a B.S. in electrical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Los Angeles.

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

Joseph Liu is one of our founders, has served as our Lead Director since September 13, 2010, served as one of our directors from our inception in September 2000 until June 2004 and rejoined our board in October 2006. He also served as our President from October 2000 to September 2002. Mr. Liu founded Oplink Communications, Inc. in 1995 where he is currently Chief Executive Officer and Chairman of the board of directors. Prior to founding Oplink, Mr. Liu served as the Chairman of the board of directors of Techlink Semiconductor and Equipment Corp. and as the General Partner of Techlink Technology Ventures. Mr. Liu received a B.S. in chemical engineering from Chinese Cultural University, Taiwan and an M.S. in industrial engineering from California State University, Chico.

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

Jean-Claude Zhang joined our company in July 2006 as our Chief Financial Officer. Before joining us, Mr. Zhang held various positions at Group Alcatel including, from March 2003 to June 2006, Chief Financial Officer of Alcatel Taiwan and Alcatel South Korea, from September 1998 to March 2003 within Alcatel China as Financial Controller, then Chief Financial Officer and General Manager of Shanghai Alcatel Networks Systems Services Co. Ltd, and from September 1997 to August 1998, Manager of Financial Controls at Alcatel Group headquarters based in Paris. Prior to joining Group Alcatel, Mr. Zhang served as Financial Controller of Valeo Wiper Systems (Paris) from November 1996 to July 1997, and Financial Controller of Valeo Wenling Automotive System Co., Ltd. from April 1994 to October 1996. From 2005 until 2008, Mr. Zhang served as Foreign Trade Advisor (Conseiller du Commerce Extérieur) for the French Government. Mr. Zhang graduated from Shanghai International Studies University, received a Master’s degree in law studies from University of R. Schuman, Strasbourg, France and a post-graduate degree in business administration from IECS-EME, Strasbourg, France.

There are no family relationships among any of our directors and executive officers. There are also no arrangements or understandings with any person pursuant to which any of our directors or executive officers was selected.

B.	Compensation

During 2011, the aggregate cash compensation that we paid to our current executive officers as a group was $1,478,337, which includes salaries and bonuses that were earned in 2011 and paid in 2012. During 2011, the aggregate cash compensation that we paid to our current nonemployee directors as a group was $235,000. Under Cayman Islands law, we are not required to disclose the individual compensation of our executive officers and directors. Our full-time employees in the PRC, including some of our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2011, options to purchase an aggregate of 8,851,512 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current executive officers. The exercise prices of such options range from $0.01 to $2.24 per ordinary share and have expiration dates ranging from September 2012 to April 2021. As of December 31, 2011, options to purchase an aggregate of 1,810,000 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current nonemployee directors. The exercise prices of such options range from $0.10 to $2.36 per ordinary share and have expiration dates ranging from September 2012 to April 2021.

In the year ended December 31, 2011, we granted options to purchase an aggregate of 700,032 ordinary shares to our current executive officers, which have exercise prices ranging from $1.61 to $1.74 and have expiration dates ranging from February 2021 to April 2021. In the year ended December 31, 2011, we granted options to purchase an aggregate of 300,000 ordinary shares to our current nonemployee directors, each of which have an exercise price of $1.61 and an expiration date of April 2021.

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

Share Reserve. As of December 31, 2011, we have authorized a total 27,500,000 ordinary shares for issuance pursuant to our 2002 Share Plan. As of such date, options to purchase 15,761,698 ordinary shares were outstanding, 9,638,885 ordinary shares were outstanding from the exercise of options, and no ordinary shares were available for future grants under this plan.

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

Amendment and Termination. Our board of directors may at any time amend, alter or terminate the 2002 Share Plan at any time, provided such action does not impair the existing rights of any optionee. Our 2002 Share Plan terminated in connection with the effectiveness of our IPO; provided the 2002 Share Plan continues to govern the terms and conditions of awards originally granted under the 2002 Share Plan. Termination shall not affect the administrator’s ability to exercise the powers granted thereunder.

2010 Equity Incentive Plan

Concurrently with our IPO, we established the 2010 Equity Incentive Plan. Our board of directors adopted our 2010 Equity Incentive Plan in September 2010 and our shareholders approved such plan in November 2010.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve. The maximum aggregate number of our ordinary shares that may be issued under our 2010 Equity Incentive Plan is 11,062,039 ordinary shares plus (i) 1,663,905 and (ii) any shares subject to stock options or similar awards granted under the 2002 Share Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2002 Share Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (i) and (ii) above equal to 18,614,725 shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2012 fiscal year, equal to the least of:

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

We have a staggered board, meaning that our directors are divided into three classes with two directors in each of Class I, Class II and Class III with no more than one class eligible for re-election at any annual shareholders meeting. The two Class I directors were initially elected for a term that expired on the date of our 2011 annual shareholders meeting and thereafter elected to serve terms of three years. The two Class II directors were initially elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors are initially elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our directors who are currently in office:

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

Audit Committee

Our audit committee consists of Michael Pfeiffer, Herbert Chang and Kheng Nam Lee, each of whom is an “independent director” as that term is used in the NASDAQ corporate governance rules and meets the independence Standards of Rule 10A-3(b) of the Exchange Act. Mr. Pfeiffer is the Chairperson of our audit committee. The board of directors has determined that each of Messrs. Pfeiffer and Lee is an “audit committee financial expert,” as defined by the rules promulgated by the SEC. The responsibilities of our audit committee includes, among other things:

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

•

reviewing and discussing reports from our independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within the U.S. GAAP, that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) treatments preferred by our independent auditors and (v) other material written communications between our independent auditors and management;

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

As of December 31, 2011, our workforce consisted of 1,287 employees, of which 1,220 were located in China. We maintain offices in South Korea, Taiwan and the United States with a total of 67 employees in all of these offices. Of our total employees, 867 were in manufacturing, 180 were in research and development, 149 were in sales and marketing and 91 were in general and administration. We maintain design centers in Shanghai, China and Shenzhen, China. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

E.	Share Ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2012.

Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Herbert Chang	*	*
Chieh Chang (3)	4,620,000	4.10%
Kheng Nam Lee	*	*
Wenqi Gu	*	*
Ernest Lin	*	*
Joseph Liu	*	*
Zhongyuan Jin	*	*
Michael Pfeiffer	*	*
Chong Ren	*	*
Ji Wei Sun (4)	1,667,500	1.51%
Simon Szeto	*	*
Jean-Claude Zhang	*	*
All directors and executive officers as a group (5)	10,877,193	9.41%

*	Represents less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants currently exercisable into ordinary shares and restricted share units that will vest within 60 days after March 31, 2012 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 109,615,446 ordinary shares outstanding, exclusive of the 2,094,786 ordinary shares represented by repurchased ADSs, as of March 31, 2012.
(3)	Represents 3,120,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2012 held by Mr. Chang. Includes 1,500,000 ordinary shares held by Elaine Chang, Mr. Chang’s daughter.
(4)	Represents 667,500 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2012 and 1,000,000 ordinary shares held by Mr. Sun.
(5)	Includes our ordinary shares issuable upon exercise of options and warrants exercisable within 60 days after March 31, 2012 that are beneficially owned by our executive officers and directors as a group.

See “Item 6.B Directors, Senior Management and Employees—Compensation” for information regarding the options granted to our current executive officers and directors as of December 31, 2011.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2012, by each shareholder who is known by us to beneficially own 5% or more of our outstanding shares as of such date.

	Ordinary Shares Beneficially Owned (1)
Name	Number	Percent (2)
Chen-Hua Chang (3)	18,401,092	16.79
Fidelity (4)	10,641,846	9.71
Seligman Spectrum Focus (Master) Fund (5)	9,703,254	8.85
NEA (6)	5,666,659	5.14

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options and warrants exercisable into ordinary shares within 60 days after March 31, 2012 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.
(2)	Percentage of ordinary shares is based on 109,615,446 ordinary shares outstanding, exclusive of the 2,094,786 ordinary shares represented by repurchased ADSs, as of March 31, 2012.
(3)	Pursuant to Schedule 13G filed with the SEC on February 13, 2012, includes 446,928 ordinary shares held directly by Chen-Hua Chang and also includes (i) 4,894,164 ordinary shares held by Core Asia Capital Limited, a British Virgin Islands Company wholly owned by Chen-Hua Chang, (ii) 6,000,000 ordinary shares held by Winner Pride Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang, (iii) 500,000 ordinary shares held by Kimberly Industries Limited, a British Virgin Islands company wholly-owned by Chen-Hua Chang and (iv) 6,560,000 ordinary shares held by Profuse Properties Limited, a British Virgin Islands company wholly-owned by Kimberly Industries Limited. The directors of Core Asia Capital Limited, Winner Pride Limited, Kimberly Industries Limited and Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, who share voting and dispositive power with each other and with each entity over the shares held by each respective entity. Chen-Hua Chang and Chao-Rong Chang are the parents-in-law of Joseph Liu, one of our directors and founders.
(4)	These ordinary shares are represented by 1,773,641 ADSs.
(5)	These ordinary shares are represented by 1,617,209 ADSs.
(6)	Includes 4,999,992 ordinary shares represented by 833,332 ADSs, 665,533 ordinary shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2012 held by New Enterprise Associates 11 and 1,134 ordinary shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2012 held by NEA Ventures 2004.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of March 31, 2012 have voting rights that are different from the voting rights of our other shareholders.

As of March 31, 2012, 109,615,446 of our ordinary shares were issued and outstanding. Deutsche Bank Trust Company Americas, the depositary, has advised us that as of March 31, 2012, 12,785,551 ADSs representing 76,713,306 underlying ordinary shares were held of record by Depository Trust Company (“DTC”), under the nominee name of Cede & Co., on behalf of DTC participants. Of these ADSs, 349,131 (representing 2,094,786 ordinary shares) have been repurchased by us in the open market as of March 31, 2011. To our knowledge, as of March 31, 2012, approximately 72% of our total outstanding ordinary shares were held by 61 record holders in the United States, including approximately 68% of our ordinary shares in the form of ADSs held of record by DTC. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Equity Issuances

We have granted options to certain of our directors and executive officers pursuant to our 2002 Share Plan and 2010 Equity Incentive Plan. See “Item 6.B Directors, Senior Management and Employees—Compensation” for a description of such options.

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

Lease arrangements

SIM-BCD is the tenant under several lease agreements with SIMIC for our manufacturing facilities at 800 Yishan Road, Shanghai. In 2011, we paid RMB1,190,268 under the lease agreements with SIMIC. The current leases all expire on December 31, 2020. See “Item 4.D Information on the Company—Property, Plant and Equipment—Properties.”

SIMIC guaranty

SIM-BCD has entered into certain loan agreements with the Agricultural Bank of China, or ABC. As of December 31, 2010, $6.0 million of SIM-BCD’s obligations under the loan agreements were guaranteed by SIMIC. SIM-BCD agreed with SIMIC not to take on any loan under SIMIC’s guaranty beyond the loan then outstanding. Furthermore, if any of the current loans with ABC expires pursuant to its terms, the corresponding guarantee by SIMIC will also terminate. SIMIC has the right to receive reimbursement from us for any payments it is obligated to make under its guaranty. The maximum guaranteed amount offered by ABC to SIMIC is RMB 60 million (approximately $9 million) and was terminated in April 2011.

Relationship with Techlink

From time to time, our subsidiaries have purchased semiconductor manufacturing equipment from Techlink Semiconductor and Equipment Corp, or Techlink. One of our founders and directors, Joseph Liu, is a director and owns a majority of the outstanding shares of Techlink. In 2011, our subsidiaries purchased equipment costing an aggregate of approximately $1.3 million from Techlink through purchase orders. Techlink permits us to use office space located at 48460 Kato Road, Fremont, CA free of charge. In November 2010, BCD (Shanghai) ME entered into a service agreement with Techlink for disassembly, management and technical support for the purchased equipment prior to the transfer of such equipment to our premises. The service price is $1.6 million, which will be paid in installments through August 2012.

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

Executive Change in Control Agreements

In July 2010, we entered into Executive Change in Control Agreements with Chieh Chang, Chong Ren, Ji Wei Sun, Simon Szeto and Jean-Claude Zhang. In October 2010, we entered into an Executive Change in Control Agreement with Zhongyuan Jin. In May 2010, we entered into an Executive Change in Control Agreement with Ernest Lin. These arrangements provide that if the executive is terminated without Cause (as defined below) or the executive resigns for Good Reason (as defined below), within one month prior to, and 12 months following, a Change in Control (as defined below), then 100% of the executive’s then outstanding options will immediately vest and to the extent applicable, become exercisable, and the executive’s options shall remain exercisable until the option’s expiration date as stated in the respective option agreement. In the event any benefits provided under these change in control agreements would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such benefits will be either paid in full or reduced so that the excise tax is not triggered, whichever result is superior for the executive on an after-tax basis.

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

Registration Rights

All of our preference shareholders and certain holders of our ordinary shares are party to a second amended and restated investors’ rights agreement that provides for certain registration rights. As of March 31, 2012, the holders of an aggregate of 17,954,164 of our ordinary shares will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act. As applicable, we refer to these shares collectively as registrable securities.

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

Piggyback registration rights

Shareholders that are party to the amended and restated investors’ rights agreement also have “piggyback” registration rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” registration rights do not apply to registration statements relating to any employee benefit plan or to a corporate reorganization.

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

Expiration of registration rights

The registration rights described above will terminate as to any particular shareholder when such shareholder is able to dispose of all of its securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act and such securities are traded on a national exchange, upon the five-year anniversary of the completion of our IPO or upon the effectiveness of a change of control of our company involving cash or involving securities of a company listed on an internationally recognized stock exchange, whichever occurs first.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F–36 for our Consolidated Financial Statements. In addition, for more information regarding the percentages and amounts of our revenues from customers located in the United States and outside the United States, please see “Item 5. Operating and Financial Review and Prospects” and the Notes to the Consolidated Financial Statements.

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

We are currently not a party to any other litigation and are not aware of any other legal matters which would reasonably be expected to have a material adverse effect on our business As is the case with many companies in the semiconductor industry, we receive from time to time communications from third parties asserting that our technologies, fabrication processes, design of the semiconductors made by us or use by our customers of semiconductors made by us may infringe the patents, the trademarks or other intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs in the defense of claims made against us or could suffer adverse effects on our operations. In addition, we could become involved in litigation from time to time relating to claims arising out of the ordinary course of business or otherwise.

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

Our ADSs have been quoted on the NASDAQ Global Select Market under the symbol BCDS since January 28, 2011. Each ADS represents six ordinary shares. On March 30, 2012, the last reported sale price of our ADSs on the NASDAQ Global Select Market was $5.71. Deutsche Bank Trust Company Americas, the depositary, has advised us that, as of March 31, 2012, 12,785,551 ADSs, representing 76,713,306 underlying shares, were held of record by DTC, under the nominee name of CEDE & CO, on behalf of DTC participants. Of these ADSs, 349,131 (representing 2,094,786 ordinary shares) have been repurchased by us in the open market as of March 31, 2011. We have no further information as to ADSs held, or beneficially owned, by U.S. persons.

The table below sets forth, for the periods indicated, the highest and lowest sale prices on the NASDAQ Global Select Market for our ADSs

	Trading Price
	High	Low
	US$	US$
Annual:
2011 (from January 28, 2011)(1)	13.37	3.87
Quarterly:
First quarter of 2011 (from January 28, 2011)(1)	13.37	8.04
Second quarter of 2011	10.40	6.86
Third quarter 2011	8.26	3.80
Fourth quarter 2011	5.36	3.7
First quarter 2012	5.71	3.97
Second quarter 2012 (through April 24, 2012)	6.00	5.22
Monthly:
October 2011	5.36	4.18
November 2011	4.60	3.70
December 2011	4.44	3.71
January 2012	4.50	3.97
February 2012	5.22	4.00
March 2012	5.71	4.75
April 2012 (through April 24, 2012)	6.00	5.22

(1)	Our ADSs commenced trading on the NASDAQ Global Select Market on January 28, 2011.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We entered into an Investment Agreement dated August 2, 2010 by and among ZiZhu Development, BCD Shanghai and BCD (Shanghai) ME, or the Investment Agreement. Pursuant to the Investment Agreement, we agreed to make a total investment of RMB130 million in Shanghai ZiZhu Science-based Park in return for cost-sharing of the construction of certain power infrastructure and other incentives. A summary translation of this agreement was filed as an exhibit to our registration statement on Form F-1 (File No. 333-171539), as amended.

We subsequently entered into an amendment dated December 13, 2011 to the Investment Agreement. Pursuant to this amendment, we agreed to advance part of the funds needed to pay for the unexpected increase in construction costs of certain power infrastructure for our second fab, which ZiZhu Development is obligated to bear under the Investment Agreement. A summary translation of this amendment is filed as an exhibit to this Annual Report.

We entered into a Maximum Credit Line Agreement dated August 2, 2010 by and between SIM-BCD and Bank of Nanjing Shanghai Branch, Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010, a Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) ME and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010. The maximum credit line available to us pursuant to the credit facility established in connection with these agreements is RMB120 million. Summary translations of these documents were filed as exhibits to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into a Maximum Credit Line Agreement dated September 27, 2011 by and between SIM-BCD and Bank of Nanjing Shanghai Branch, Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated October 14, 2011, a Maximum Amount Mortgage Agreement dated September 27, 2011 by and between BCD (Shanghai) ME and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated October 14, 2011. The maximum credit line available to us pursuant to the credit facility established under these agreements is RMB180 million. Summary translations of these documents are filed as exhibits to this Annual Report.

We entered into a Maximum Guarantee Agreement dated November 30, 2011 by and between BCD (Shanghai) ME and Agricultural Bank of China Shanghai Xuhui Subbranch. The guaranty is provided as security for the indebtedness SIM-BCD incurs during the period from November 30, 2011 to October 21, 2012. The maximum amount covered by this guaranty is RMB54 million. A summary translation of this agreement is filed as an exhibit to this Annual Report.

We entered into a Maximum Guarantee Agreement dated April 20, 2011 by and between BCD (Shanghai) ME and China CITIC Bank Shanghai Branch. The guaranty is provided as security for the indebtedness SIM-BCD incurs during the period from April 21, 2011 to June 29, 2012. The maximum amount covered by this guaranty is RMB75 million. A summary translation of this agreement is filed as an exhibit to this Annual Report.

We entered into a Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21, 2010, or the Construction Agreement, and a Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010, or the Contractors Agreement, by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd., or Eleventh Design, and BCD (Shanghai) ME in connection with the construction of our second fab. The Construction Agreement provides for the payment by us of RMB119 million to Eleventh Design for project management, and the Contractors Agreement provides the terms and conditions relating to the construction. Summary translations of these documents were filed as exhibits to our registration statement on Form F-1 (File No. 333-171539), as amended.

We entered into an Investment and Cooperation Agreement dated August 22, 2011 by and between SIM-BCD and Shanghai SIMAT Microelectronics Technology Co., Ltd., or SIMAT. Pursuant to this agreement, SIM-BCD acquired a 4.99% equity interest in SIMAT for RMB10 million. A summary translation of this agreement is filed as an exhibit to this Annual Report.

We have not entered into any other material contracts other than in the ordinary course of business and other than those disclosed in Item 4 “Information on the Company.”

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 23.9% appreciation of the RMB against the U.S. dollar by the end of 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation promulgated a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test, or SAT Circular No. 82. Although SAT Circular No. 82 was meant to address issues concerning enterprises registered overseas by controlling PRC entities, it clarified the definition of “de facto management body” in that context. According to SAT Circular No. 82, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” with its “de facto management bodies” located within the PRC if all of the following circumstances are present at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power reside in the PRC. The geographical locations where our senior management members discharge their responsibilities for BCD Semiconductor Manufacturing Limited are located primarily outside of the PRC. Furthermore, at least 50% of the members of our board of directors reside outside of the PRC. For these reasons, we do not believe that our de facto management body would be considered located in the PRC or that we would be characterized as a “resident enterprise” for PRC tax purposes. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC in 2011; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from PRC subsidiaries to BCD Semiconductor Manufacturing Limited will be exempt income. If we were considered a PRC resident enterprise, the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a PRC withholding tax, and would cause foreign shareholders and ADS holders to become subject to a 10% PRC income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for our taxable year ended December 31, 2011, and we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2012 or for the immediate future years. Our expectation is based in part on our estimates of the value of our assets, as determined by the price of our ADSs, and the composition of our income. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or for any future taxable year.

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

In addition, we previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-171539, as amended) and prospectus under the Securities Act, with respect to our ADSs representing our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-171674) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

See “Item 4.C Information on the Company—Organizational Structure” for information about our subsidiaries.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risk associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. As of December 31, 2011, our investments consisted mostly of time deposits.

Our exposure to interest rates also relates to an increase or decrease in the amount of interest expense we may incur depending upon our outstanding bank debt and credit lines. As of December 31, 2011, an aggregate of $8.3 million in short-term loans denominated in U.S. dollars was outstanding under loan agreements between our PRC subsidiary SIM-BCD and Bank of Nanjing. SIM-BCD’s U.S. dollar-denominated loans bear fixed interest rate ranging from 5% to 6% per annum. During 2011, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

Foreign Currency Risk

Historically, we have not experienced material foreign exchange losses or gains as a result of fluctuations between the U.S. dollar and the RMB. Any significant fluctuation between these currencies may lead to an increase in our costs and expenses, which could adversely affect our operating results or financial condition. Based on our results of operations for the year ended December 31, 2011, a 1.0% appreciation of the RMB against the U.S. dollar would have resulted in an estimated increase of approximately $0.9 million in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB would have resulted in an estimated decrease of approximately $0.9 million in our costs and expenses.

In order to mitigate the risks associated with fluctuations of the currency exchange rate between the U.S. dollar and RMB, which could have significant impacts on our results of operations, we have, from time to time, entered into forward foreign exchange contracts with ABC. As of December 31, 2011, the total notional value of such contracts was $54 million with committed U.S. dollar/RMB exchange rates ranging from 6.281 to 6.456 covering the forward periods from January 2012 to September 2012.

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

Deutsche Bank Trust Company Americas, the depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. This reimbursement amounted to approximately $0.9 million in 2011. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

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

We completed our IPO of 40,159,830 ordinary shares, in the form of ADSs, at $10.50 per ADS in February 2011, after our ordinary shares and ADRs were registered under the Securities Act. In the IPO, we offered 5,026,638 ADSs and certain of our shareholders offered 1,666,667 ADSs. The aggregate offering price of the amount registered and sold was $70.3 million, of which we received $49.1 million in net proceeds. The effective date of our registration statement on Form F-1 (File number: 333-171539) was January 27, 2011. Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated were the joint book-running managers of our IPO.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities in our IPO totaled $7.7 million, including $4.9 million for underwriting discounts and commissions and approximately $2.8 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

We received net proceeds of $49.1 million from our IPO, of which we have used approximately $6 million to repay our outstanding loan with the Bank of Nanjing, which bore an average interest rate of 4.28% as of December 31, 2011. In 2011 we used, and the first half of 2012 we intend to use, a total of approximately $35.6 million of our cash available, which includes the net proceeds from our IPO, to finance the remaining construction of our second fab, including the currently planned capacity and future expansion. We intend to use the remaining net proceeds from our IPO to support our working capital and the future expansion of our business.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), which were designed to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2011, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management or our board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, but not eliminate, this risk.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche, our independent registered public accounting firm, as stated below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the internal control over financial reporting of BCD Semiconductor Manufacturing Limited and subsidiaries (collectively, the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 25, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 25, 2012

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

Our board of directors has determined that each of Michael Pfeiffer and Kheng Nam Lee is an “audit committee financial expert” as defined by the applicable rules and regulations of the SEC, and is independent under the NASDAQ corporate governance rules and meets the independence Standards of Rule 10A-3(b) of the Exchange Act.

Item 16B.	Code of Ethics

Our Code of Business Conduct and Ethics, or Code, summarizes the ethical standards and key policies that guide our business conduct and applies to our directors, executive officers and employees. The purpose of the Code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at www.bcdsemi.com within five business days following the amendment or waiver, or we will disclose such amendment or waiver on a Form 6-K or Form 20-F. During fiscal year 2011, no amendments to or waivers from the Code were made or given for any of our executive officers. Our Code is available, free of charge, to any person who sends a request for a paper copy to us at BCD Semiconductor Manufacturing Limited, No. 1600, ZiXing Road Shanghai ZiZhu Science-based Industrial Park 200241 China, Attention: General Counsel.

Item 16C.	Principal Accountant Fees and Services

Fees Billed for Services Rendered by Principal Auditors

Deloitte & Touche, our independent auditors for fiscal year 2010 and 2011, billed us the fees set forth below for services rendered during the years ended December 31, 2010 and 2011. The Audit Committee has considered whether, and concluded that, the non-audit services provided by Deloitte & Touche are compatible with maintaining its independence.

An analysis of principal accountant fees and services, for the last two fiscal years, is included below:

Accountant Fees and Services

	For the year ended December 31,
	2010	2011
	(U.S. dollars in thousands)
Audit Fees (1)	$280	$681
Audit-Related Fees	19	19
Tax Fees	4	—
All Other Fees (2)	855	—

Total fees	$1,158	$700

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“All other fees” means the aggregate fees billed in connection with services rendered by our principal auditors in connection with the filing of our registration statement on Form F-1.

Policies and Procedures

The Audit Committee has adopted a policy and procedures for the preapproval of audit and non-audit services rendered by our independent auditors, Deloitte & Touche. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors. Our Audit Committee has approved all of the audit fees, audit-related fees, tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below is a summary of the ADSs repurchased by us as of December 31, 2011.

2011 Calendar Year	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs

August 2011(3)	163,651	$5.81	$950,794

September 2011	20,000	$5.69	$113,865

November 2011	46,300	$3.96	$183,286

December 2011	60,179	$3.96	$238,369

Total	290,130	$5.12	$1,486,314

(1)	As of December 31, 2011, we repurchased a total of 290,130 ADSs, equivalent to 1,740,780 ordinary shares, in the open market, at the average price of $5.12. We paid a total of $10,440 in commissions in connection with these repurchases. As we plan to cancel all of the shares repurchased, we used the par-value method to record the costs of the share repurchase, which resulted in a reduction in our additional paid-in capital in the amount of $1,495,014 as of December 31, 2011.
(2)	Each of our ADSs represents six ordinary shares.
(3)	On July 25, 2011, we announced that our board of directors has authorized a share repurchase program under which management may exercise discretion to repurchase up to $20 million of our ADSs. The repurchase program does not obligate us to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Please see “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following BCD Semiconductor Manufacturing Limited Consolidated Financial Statements prepared in accordance with U.S. GAAP and attached hereto on pages F-1 to F-36 are herein incorporated by reference:

Item 19.	Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.4	Second Amended and Restated Investors’ Rights Agreement dated as of September 21, 2009 among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.5	Form of Amended and Restated Warrant to Purchase Shares (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

2.6	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.6 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.1	Fifth Amended and Restated 2002 Share Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.2	2010 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.3	Form of Indemnification Agreement with the Registrant’s officers and directors (incorporated by reference to Exhibit 10.3 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.4	State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, each dated February 15, 2006 (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.5	Summary English Translation of Investment Agreement dated August 2, 2010 by and among Shanghai ZiZhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

Exhibit Number	Description

4.6	Summary English Translation of Maximum Credit Line Agreement dated August 2, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010 (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.7	Summary English Translation of Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) Micro-Electronics Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.8	Summary English Translation of Factory Lease Agreement dated September 30, 2000 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.9	Summary English Translation of Factory Lease Agreement dated January 8, 2004 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.9 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.10	Summary English Translation of Guarantee Agreement dated March 24, 2010 by and among Agricultural Bank of China Shanghai Xuhui Subbranch, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd. (incorporated by reference to Exhibit 10.12 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.11	Employment offer letter with Jean-Claude Zhang (incorporated by reference to Exhibit 10.13 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.12	Summary English Translation of Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co., Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.15 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.13	Summary English Translation of Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.16 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.14	Equipment Purchase Agreement dated October 15, 2009 by and between Techlink Equipment and Technology and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (incorporated by reference to Exhibit 10.17 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.15	Service Contract dated November 12, 2010 by and between Techlink Semiconductor Equipment and Technology and BCD (Shanghai) Micro-Electronics Ltd. (incorporated by reference to Exhibit 10.18 of Form F-1 (File No. 333-171539) filed with the Securities and Exchange Commission on January 5, 2011)

4.16*	Summary English Translation of Amendment dated December 13, 2011, to Investment Agreement dated August 2, 2010, by and among Shanghai Zizhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd.

4.17*	Summary English Translations of Maximum Credit Line Agreement dated September 26, 2011 and entered into on September 27, 2011 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated October 14, 2011

4.18*	Summary English Translations of Maximum Mortgage Agreement dated September 27, 2011 by and between BCD (Shanghai) Micro-Electronics Ltd. and Nanjing Bank Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated October 14, 2011

4.19*	Summary English Translation of Maximum Guarantee Agreement dated November 30, 2011 by and between BCD (Shanghai) Micro-Electronics Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch

Exhibit Number	Description

4.20*	Summary English Translation of Maximum Guarantee Agreement dated April 20, 2011 by and between BCD (Shanghai) Micro-Electronics Ltd. and China CITIC Bank Shanghai Branch

4.21*	Summary English Translation of Investment and Cooperation Agreement dated August 22, 2011 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMAT Microelectronics Technology Co., Ltd.

8.1*	Subsidiaries of the Registrant

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
†	Furnished herewith; XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/s/ Chieh Chang
Chieh Chang
Chairman of the Board of Directors and Chief Executive Officer

Date: April 25, 2012

BCD SEMICONDUCTOR MANUFACTURING LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2011	F-3
Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011	F-4
Consolidated Statements of Shareholders’ Equity/Capital Deficiency and Comprehensive Income and Loss for the years ended December 31, 2009, 2010 and 2011	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheets of BCD Semiconductor Manufacturing Limited and subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2011 and the related consolidated statements of operations, shareholders’ equity /capital deficiency and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and subsidiaries as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 25, 2012

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	As of December 31,
	2010	2011
ASSETS
Current Assets:
Cash	$44,716,943	$64,136,722
Restricted cash	6,355,347	7,701,956
Accounts receivable, net	14,744,761	20,443,884
Inventories	24,187,846	27,966,314
Excess value-added tax paid	2,605,883	2,414,366
Deferred offering expense	1,956,571	—
Receivable from ZiZhu	—	4,027,537
Prepaid expenses and other current assets	4,182,278	6,379,189

Total current assets	98,749,629	133,069,968

Property, plant and equipment, net	31,512,211	66,421,384

Land use right, net	2,997,495	3,080,828

Acquired intangible assets, net	—	2,018,551

Investment in equity securities	1,586,966	1,115,161

Goodwill	—	284,044

Other assets	2,175,689	3,273,646

Total assets	$137,021,990	$209,263,582

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$12,039,833	$8,300,000
Accounts payable	18,359,734	17,003,899
Notes payable	15,930,059	21,449,317
Accrued expenses	6,635,366	3,790,503
Payable for purchase of property, plant and equipment	763,080	10,675,843
Withholding tax liability	1,789,498	1,827,944
Warrant liability	1,397,973	—
Other current liabilities	2,497,478	2,126,296

Total current liabilities	59,413,021	65,173,802

Noncurrent liabilities:
Deferred rent—noncurrent	107,870	120,938
Performance obligation	3,109,444	3,903,080
Obligation under capital lease—noncurrent	269,636	205,953
Deferred grant—noncurrent	—	410,705

Total noncurrent liabilities	3,486,950	4,640,676

Total liabilities	62,899,971	69,814,478

Commitments and contingencies (Note 13)
Convertible redeemable preference shares, authorized—63,500,000 shares; $0.001 par value, issued and outstanding—58,235,289 shares at December 31, 2010 (2011: Nil)
Liquidation preference—$90,879,112 at December 31, 2010 (2011: Nil)	90,569,174	—

Shareholders’ equity (capital deficiency)
Ordinary shares, $0.001 par value, authorized—200,000,000 and 1,000,000,000 shares as of December 31,2010 and 2011, respectively; issued – 17,225,275 and 111,334,002 shares as of December 31, 2010 and 2011, respectively; outstanding—17,225,275 and 109,593,222 shares as of December 31, 2010 and 2011, respectively	17,225	111,334
Additional paid-in capital	13,083,248	160,242,021
Accumulated other comprehensive income	8,258,725	12,567,986
Accumulated deficit	(37,806,353)	(33,470,496)
Treasury stock—1,740,780 shares as of December 31, 2011 (2010: Nil)	—	(1,741)

Total shareholders’ equity (capital deficiency)	(16,447,155)	139,449,104

Total liabilities and equity	$137,021,990	$209,263,582

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Years Ended December 31
	2009	2010	2011
Net revenue:
IC products	$92,092,314	$123,081,411	$129,800,412
Foundry services	8,751,455	9,749,101	10,062,899

Total net revenue	100,843,769	132,830,512	139,863,311

Cost of revenue:
IC products(including share-based compensation expense of $138,426, $114,824 and $220,352 for 2009, 2010 and 2011, respectively)	70,813,921	84,806,640	95,446,045
Foundry services (including share-based compensation expense of $8,631, $6,236 and $11,436 for 2009, 2010 and 2011, respectively)	4,415,489	4,517,266	4,953,519

Total cost of revenue	75,229,410	89,323,906	100,399,564

Gross profit	25,614,359	43,506,606	39,463,747

Operating expenses:
Research and development (including share-based compensation expense of $225,092, $181,105 and $254,609 for 2009, 2010 and 2011, respectively)	6,244,057	7,548,064	9,962,814
Selling and marketing (including share-based compensation expense of $198,857, $316,499 and $434,128 for 2009, 2010 and 2011, respectively)	5,422,589	7,062,705	8,857,048
General and administrative (including share-based compensation expense of $1,087,453, $1,132,758 and $1,076,459 for 2009, 2010 and 2011, respectively)	7,660,833	7,473,062	9,138,921
Amortization of acquired intangible assets	—	—	415,748
Impairment loss of acquired intangible assets	—	—	796,802

Total operating expenses	19,327,479	22,083,831	29,171,333

Income from operations	6,286,880	21,422,775	10,292,414

Other income (expense):
Interest income	398,167	303,924	1,417,641
Interest expense	(736,906)	(448,311)	(349,704)
Foreign exchange gain (loss)	(75,939)	(935,240)	2,334,263
Gain (loss) on valuation of warrant liability	145,156	613,200	744,597
Impairment loss on investment	—	—	(548,735)
Gain on valuation of financial instruments	—	761,892	21,365
Other income (expense), net	313,688	(6,783)	492,676

Other income (expense), net	44,166	288,682	4,112,103

Income before income tax expense (benefit)	6,331,046	21,711,457	14,404,517
Income tax expense (benefit)	(577,049)	1,274,344	935,327

Net income attributable to shareholders	6,908,095	20,437,113	13,469,190
Accretion of series C preference shares	(57,806)	—	—
Deemed dividend to induce conversion of series C preference shares into ordinary shares	—	—	(9,133,333)
Allocation of net income to participating convertible preference shareholders	(5,322,917)	(15,771,962)	(195,902)

Net income attributable to ordinary shareholders	$1,527,372	$4,665,151	$4,139,955

Net income per share attributable to shareholders:
Basic—ordinary shares	$0.09	$0.28	$0.04

Basic—convertible preference shares	$0.09	$0.27	$0.04

Diluted—ordinary shares	$0.08	$0.17	$0.04

Diluted—convertible preference shares	$0.09	$0.27	$0.04

Shares used to compute net income per share:
Basic—ordinary shares	16,710,192	16,908,553	102,556,103

Basic—convertible preference shares	58,235,289	58,235,289	4,852,941

Diluted—ordinary shares	19,142,046	27,469,201	109,492,405

Diluted—convertible preference shares	58,325,855	58,594,979	4,866,871

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/CAPITAL DEFICIENCY AND COMPREHENSIVE INCOME

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Shareholders’ Equity (Capital
	Shares	Capital	Capital	Income	Deficit	Shares	Capital	Deficiency)
BALANCE, JANUARY 1, 2009	16,710,192	$16,710	$9,600,226	$5,692,732	$(65,151,561)	—	$—	$(49,841,893)

Net income	—	—	—	—	6,908,095	—	—	6,908,095
Foreign currency translation adjustments	—	—	—	58,938	—	—	—	58,938

Total comprehensive income								6,967,033

Share-based compensation	—	—	1,658,459	—	—	—	—	1,658,459
Accretion of Series C preference shares to redemption value	—	—	(57,806)	—	—	—	—	(57,806)

BALANCE, DECEMBER 31, 2009	16,710,192	$16,710	$11,200,879	$5,751,670	$(58,243,466)	—	$—	$(41,274,207)
Net income	—	—	—	—	20,437,113	—	—	20,437,113
Foreign currency translation adjustments	—	—	—	2,507,055	—	—	—	2,507,055

Total comprehensive income								22,944,168

Share-based compensation	—	—	1,751,422	—	—	—	—	1,751,422
Exercise of stock options	515,083	515	130,947	—	—	—	—	131,462

BALANCE, DECEMBER 31, 2010	17,225,275	$17,225	$13,083,248	$8,258,725	$(37,806,353)	—	$—	$(16,447,155)
Net income	—	—	—		13,469,190	—	—	13,469,190
Foreign currency translation adjustments	—	—	—	4,309,261		—	—	4,309,261

Total comprehensive income								17,778,451

Proceeds from initial public offerings	30,159,828	30,160	49,054,930	—	—	—	—	49,085,090
Initial public offering expense	—	—	(2,862,834)	—	—	—	—	(2,862,834)
Conversion of preference shares to ordinary shares	63,235,289	63,235	99,639,272	—	(9,133,333)	—	—	90,569,174
Conversion of warrant to purchase preference shares to warrant to purchase ordinary shares	—	—	653,376	—	—	—	—	653,376
Repurchased shares	—	—	(1,495,014)	—	—	(1,740,780)	(1,741)	(1,496,755)
Share-based compensation	—	—	1,996,984	—	—	—	—	1,996,984
Exercise of stock options	713,610	714	172,059	—	—	—	—	172,773

BALANCE, DECEMBER 31, 2011	111,334,002	$111,334	$160,242,021	$12,567,986	$(33,470,496)	(1,740,780)	$(1,741)	$139,449,104

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Years Ended December 31
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,908,095	$20,437,113	$13,469,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,572,323	3,880,859	5,802,229
Impairment loss of acquired intangible assets	—	—	796,802
Loss (gain) on disposal of property, plant and equipment	(104,307)	1,344	(172,806)
Impairment loss on investment	—	—	548,735
Share-based compensation expense—employees	1,651,707	1,647,883	1,943,544
Share-based compensation expense—non-employees	6,752	103,539	53,440
Provisions for (reversal of) allowance for doubtful accounts and sales discounts	442,837	13,743	(29,233)
Provisions for warranty reserves	522,813	445,251	733,966
Inventory write down	2,185,349	2,044,215	2,855,816
Deferred income tax	606,562	147,355	(88,952)
Gain on valuation of warrant liability	(145,156)	(613,200)	(744,597)
Gain on valuation of financial instruments	—	(761,892)	(21,365)
Change in operating assets and liabilities:
Accounts receivable	(9,212,491)	(1,066,557)	(5,226,652)
Inventories	1,942,253	(10,573,282)	(5,915,026)
Excess value-added tax paid	214,235	(1,460,870)	345,522
Prepaid expenses and other current assets	(981,382)	(508,175)	(2,271,949)
Accounts payable	5,579,568	2,257,954	(1,931,025)
Notes payable	6,635,300	5,051,643	5,519,258
Accrued expenses	(409,415)	229,281	(1,369,401)
Withholding tax liability	(7,833)	25,979	38,446
Other current liabilities	(838,703)	529,508	(987,824)
Deferred rent	(74,414)	(60,396)	(15,064)

Net cash provided by operating activities	18,494,093	21,771,295	13,333,054

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash	(467,057)	187,078	(1,025,201)
Acquisitions of property, plant and equipment	(3,048,675)	(13,950,307)	(28,280,667)
Acquisition of land use right	—	(101,053)	—
Proceeds from disposal of property, plant and equipment	137,746	13,748	434,837
Increase in other assets	(141,387)	(12,072)	(943,553)
Receivable due from ZiZhu	—	—	(3,921,475)
Acquisition of Aura Micro	—	—	(4,582,068)

Net cash used in investing activities	(3,519,373)	(13,862,606)	(38,318,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for offering expenses	—	(458,295)	(2,404,539)
Proceeds received from initial public offerings	—	—	49,085,090
Proceeds from short-term bank loans	8,577,860	12,016,612	8,300,000
Repayments for short-term bank loans	(12,157,659)	(8,554,838)	(12,039,833)
Exercise of stock options	—	131,462	172,773
Principal paid under capital lease	—	(43,746)	(64,517)
Proceeds from performance obligation	—	—	618,112
Repurchase of treasury stock	—	—	(1,496,755)

Net cash provided by (used in) financing activities	(3,579,799)	3,091,195	42,170,331

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,394,921	10,999,884	17,185,258
EFFECTS OF EXCHANGE RATE CHANGES	36,360	1,511,642	2,234,521
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,774,136	32,205,417	44,716,943

CASH AND CASH EQUIVALENTS, END OF YEAR	$32,205,417	$44,716,943	$64,136,722

	Years Ended December 31
	2009	2010	2011
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$14,667	$958,303	$1,040,972

Interest paid	$766,030	$443,144	$354,133

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$(577,427)	$(404,198)	$9,912,763

Increase (decrease) in obligation under capital lease	$366,129	$—	$—

Decrease in land use right	$1,652,945	$—	$—

Increase (decrease) in performance obligation	$1,727,291	$—	$—

TRANSACTION AFFECTING BOTH CASH AND NON-CASH ITEMS
Total charge of offering expenses	$—	$—	$2,862,834
Increase (decrease) in deferred offering expenses	—	1,956,571	(1,956,571)
Decrease (increase) in accrued offering expenses	—	(1,498,276)	1,498,276

Cash paid for offering expenses	$—	$458,295	$2,404,539

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

BCD Semiconductor Manufacturing Limited (“BCD”) was incorporated in September 2000 and reincorporated in the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) specialize in the design, manufacture and sale of a broad range of power management semiconductors. Manufacturing, research and development activities as well as portion of selling and marketing activities are primarily performed by the subsidiaries located in the People’s Republic of China (“PRC”). Subsidiaries located in Taiwan, Hong Kong and the United States of America and an office in South Korea primarily perform selling, marketing activities and logistics services.

Prior to 2009, BCD had established two subsidiaries in PRC: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”) and BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities. BCD Shanghai is located in ZiZhu Science-based Industrial Park in Shanghai (“ZiZhu Science Park”) and has had no operation since its inception in 2005.

In November 2009, the Company established BCD Shanghai Micro-Electronics Limited (“BCD (Shanghai) ME”) in order to effect changes in agreements with government entities including the ZiZhu Science Park. In August 2010, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai; the dissolution of BCD Shanghai is near completion, pending approval by the State Administration of Foreign Exchange. (See Note 15)

In June 2011, the Company acquired 100% of Auramicro Corporation for approximately $4.9 million in cash. (See Note 4)

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts and sales discounts; valuation of inventories; valuation of derivative instruments; useful lives and commencement of productive use of property, plant and equipment, impairment of investments, goodwill and long-lived assets; valuation allowance for deferred tax assets; accruals for product warranty costs; valuation of warrant liability and share-based compensation expense.

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

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and derivatives held for trading. Derivatives with positive fair values at the balance sheet date are evaluated for credit risk. The Company places its cash with financial institutions with high-credit ratings and quality. The counter-parties to the derivatives are reputable financial institutions and business organization. Management does not expect the Company’s exposure to default by those parties to be material. The Company conducts credit evaluations of customers and requires collateral or other security from its distributors. The Company establishes an allowance for doubtful accounts based upon the aging of the receivables, historical collection data and internal assessments of credit quality.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand and deposits in banks which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically assesses the values of inventories and, when appropriate, writes down the values of inventories through charges to cost of revenue. The assessments are generally based on a comparison of inventory quantities on hand at period end and inventory quantities by shipment forecast of next six months multiplying the seasonality factor, determined by product line. Progressive rates from 50% to 100% are applied to slow-moving inventories based on aging of the items and shipments made over the lastest six months. In addition, the qualitative factors, such as whether the product is a new product should be considered when appropriate and the values of inventories aged over two years are fully written down.

Excess Value-added Tax Paid

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity engaged in the sale of goods, the provision of specified services and the importation of goods in PRC is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. In addition, producers or trading companies who export their products are generally exempted from VAT and are refunded monthly a certain percentage of the VAT they have paid to their suppliers with regard to the exported products. As of December 31, 2010 and 2011, the excess value-added tax paid by the PRC subsidiaries amounted to $2,605,883, and $2,300,153 respectively, of which $1,605,796 and $706,435 were refunded in January 2011 and 2012, respectively.

Pursuant to the Republic of China (“ ROC”) Value Added and Non Value Added Business Tax Act, and its implementation rules, any entity engaged in the sale of goods or services and the import of goods within the territory of the ROC is generally required to pay Value-added business tax at the rate of 5.0% of the gross sales proceeds, less any creditable Value-added business tax already paid or borne by such entity or individual. As of December 31, 2010 and 2011, the excess value-add business tax receivable by the ROC subsidiaries amounted to $0 and $114,213, respectively.

Derivative Instruments

A substantial majority of the Company’s revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in the currency exchange rate between U.S. dollars and RMB could have an impact on the Company’s results of operations and cash flows. Since 2010, the Company has been using forward contracts as a tool to mitigate the adverse impact on its financial statements caused by fluctuations on the exchange rate (Note 18). The Company did not enter into foreign currency derivative contracts for any purpose other than risk management.

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

Goodwill and Acquired Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with ASC Topic 350 “Goodwill and Other Intangible Assets”. Goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). The intangible assets with definite lives acquired through business acquisition are amortized from 5 months to 5 years.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right, which is 50 years.

Impairment of Long-lived Assets and Goodwill

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events the Company considers important which could trigger an impairment review include, but are not limited to, the following: (i) significant under performance relative to historical or projected future operating results; (ii) significant changes in the manner of the Company’s use of the acquired assets or the Company’s overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows. Based on the impairment test performed, the Company determined the acquired intangible assets were impaired and recorded an impairment loss of $796,802 (See Note 10).

The Company completes a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Based on the step one test performed, the fair value of each reporting unit is greater than its carrying amount, and therefore, step two was not required. (See Note 10)

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of ASC Topic 350, the fair values of reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of the reporting units.

Investment in Equity Securities

Investments in equity securities of entities which do not have a readily determinable market value and in which the Company does not have significant influence are accounted for by the cost method. The Company evaluates significant influence by evaluating whether it has the power through its ownership interest, the number of board seats, other management authority they are entitled to and other abilities they have to significantly influence the financial and operating policy decisions of the investee. Under the cost method, the Company records an investment in the equity securities of an investee at cost, and recognizes income when dividends received are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and should accordingly be recognized.

The Company adopted the provisions of ASC Topic 320, “Investments—Debts and Equity Securities” and used the guidelines therein to determine whether the impairment of its investment in equity securities accounted under the cost method is temporary or other-than temporary. The Company evaluates whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment (an "impairment indicator"). If an impairment indicator is present, it may indicate that a decrease in value of the investment has occurred. In determining whether the decline in value of the investments was other-than-temporary, the Company considers several factors including, but not limited to, its intention and ability to hold the investment, the financial condition and near-term prospects of the investee, severity of impairment, duration of impairment and forecasted recovery of investment. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The risks and uncertainties include changes in the economic climate, strategy of the company and management of the investee. Once an indicator for other than temporary impairment exists, the Company determines the fair value of the non-marketable equity investments using the market approach. The market approach includes the use of financial metrics and ratios of comparable public companies. The selection of comparable companies requires management judgment and is based on a number of factors, including but not limited to, comparable companies’ sizes, growth rates, industries and other relevant factors. The Company recognized an impairment loss of $548,735 in its equity investment for the year ended December 31, 2011.

Warrant Liability Valuation

The Company adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series C preference shares were reclassified as a liability and remeasured at fair value. Subsequent changes in fair value of warrant liability were then charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying preference shares. These assumptions are inherently uncertain and highly subjective. The value of the warrant liability decreased by $145,156 and $613,200 and $744,597 for the years ended December 31, 2009, 2010 and 2011, respectively. In February 2011, the Company remeasured the fair value of warrant liability and reclassified it to additional-paid-in-capital as the Series C warrants were converted into warrants to purchase ordinary shares in connection with its initial public offering.

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

Acquisitions

The Company follows the guidance in ASC Topic 805 “Business Combinations” for its acquisition transactions. Following that guidance , the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities assumed by the acquirer, and equity instruments issued by acquirer. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of the (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of operations.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives.

Repurchase of ordinary shares

The Company accounts for the repurchased ordinary shares using par-value method as it intends to retire the repurchased shares. The cost of the repurchased shares is deducted from additional paid-in capital account, and the shares are treated as if they were retired. If the Company pays more than the original issuance price for the shares, the excess cost is charged to accumulated deficit.

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

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. The Company’s arrangements with its distributors do not include price protection provisions. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world. The agreements are subject to termination by either party with up to three-month’s notice.

Revenue for the sales made to third party distributors may not be recognized if the Company observes any of the conditions listed below which may indicate that collection is not reasonably assured: (i) shipments to distributors when inventory at a distributor is in excess of three months of supply based on Company’s last three months average shipments to that distributor after taking into account the projected business seasonality. The business seasonality factor was calculated by dividing estimated shipment of next three months by shipments of latest three months; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, e.g., extended payments terms, additional rights of returns or allowances, or inventory consignments; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high credit risk; or (v) other indications that may suggest the collection of receivable is not reasonably assured. Beyond the aforementioned quantitative factors, management also considers qualitative factors to assess collectability, including but not limited to: credit history of distributors, collateral provided by distributors and current and projected business volumes to determine whether the revenue related to distributors should be recognized upon shipment. Accordingly, revenue of $668,706 and $1,258,312 was not recognized upon shipment as of December 31, 2010 and 2011, respectively. In these cases, revenue is recognized when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

The Company offers sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets. Such incentives are accrued for at the time of sales and recorded as a reduction of the related revenue.

The Company provides a warranty for manufacturing defects in its products for a period of two years from the date of manufacture. The Company provides a warranty accrual that is calculated based on historical experience.

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

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of shareholders’ equity/capital deficiency and comprehensive income.

Deferred Offering Expenses

In accordance with ASC Topic 340, “Other Assets and Deferred Costs,” offering expenses related to legal, underwriting and accounting fees incurred in connection with the Company’s proposed IPO were deferred and subsequently charged against the gross proceeds of the offering upon the receipt of the capital raised. The Company incurred IPO related expenses amounting to $1,956,571 and $906,263 in 2010 and 2011, respectively. In February 2011, the Company completed its IPO; the deferred expenses were then charged against the gross proceeds. (Note 23)

Income Taxes

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provision for income taxes. The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

Accounting for Share-based Compensation

The Company adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options granted. For options granted to the employees, the Company records share-based compensation expense based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to the consultants, the Company records share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed. The Company currently uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments. The Black-Scholes option-pricing model is based on a number of assumptions, including historical volatility, expected life, risk-free interest rate and expected dividends.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ equity/capital deficiency and comprehensive income.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures.” This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and requires that assets and liabilities carried at fair value be classified and disclosed in one of the three categories, as follows:

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which are effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Notes 17 and 18.

The carrying value of cash and cash equivalents, restricted time deposits, accounts receivable, short-term bank loan and notes and account payables approximates the fair value due to their short-term maturities. For recognition purposes, the Company measures its warrant liability and forward contracts at fair value on a recurring basis. See Notes 17 and 18 for further details on fair value measurements.

Recent Accounting Pronouncements

In May 2011, the FASB issued the Accounting Standards Update (“ASU”) No. 2011-04. This update provides amendments to ASC Topic 820, “. Fair Value Measurements and Disclosures,” that will provide more robust disclosures about: 1) for Level 3 measurements, the valuation processes used and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs; 2) a reporting entity’s use of a nonfinancial asset in a way that differs from the asset’s highest and best use when that asset is measured at fair value in the statement of financial position or when its fair value is disclosed on the basis of its highest and best use; and 3) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed (for example, a financial instrument that is measured at amortized cost in the statement of financial position but for which fair value is disclosed in accordance with ASC Topic 825, Financial Instruments). The amendment is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company is currently assessing the impact of the amendment on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05. This update provides amendments to ASC Topic 220, “Presentation of Comprehensive Income”, and the guidance requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of shareholders’ equity will no longer be available. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of the Company’s consolidated financial statements in 2012.

In September 2011, the FASB issued ASU No. 2011-08. This update amends ASC Topic 350, “Intangibles – Goodwill and Other,” by permitting entities to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it would then perform the first step of the goodwill impairment test; otherwise, no further impairment test would be required. The amendment is effective for interim and annual periods beginning after December 15, 2011. The company is evaluating the impact of this update.

3. NET INCOME PER SHARE

Basic and diluted net income per share is computed using the weighted-average number of ordinary shares outstanding during the year. When calculating net income per share, the two class method has been used, and net income has been allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share income for the period. In years with profits from continuing operations, potential ordinary shares, including options and warrants computed using the treasury stock method, will only have a dilutive effect when the average fair value of ordinary shares during the period exceeds the exercise price of those instruments. For the potential ordinary shares issuable upon conversion of convertible preference shares computed under the if-converted method, they would be excluded from the computation of net income per share if the inclusion will result in antidilutive effect.

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders.

	$$000,00	$$000,00	$$000,00
	Years Ended December 31
	2009	2010	2011
Numerator:
Net income	$6,908,095	$20,437,113	$13,469,190
Accretion of Series C Preference Shares	(57,806)	—	—
Deemed dividend to induce conversion of Series C preference shares into ordinary shares	—	—	(9,133,333)
Income attributable to convertible preference shareholders	(5,322,917)	(15,771,962)	(195,902)

Net income attributable to ordinary shareholders	$1,527,372	$4,665,151	$4,139,955

	$000,00000	$000,00000	$000,00000
	Years Ended December 31
	2009	2010	2011
Denominator:
Weighted-average ordinary shares outstanding—Basic	16,710,192	16,908,553	102,556,103
Diluted shares
Options to purchase ordinary shares	2,431,854	10,533,505	6,928,793
Warrants to purchase ordinary shares	—	27,143	7,509

Weighted-average outstanding shares—Diluted	19,142,046	27,469,201	109,492,405

Basic net income per share:
Net incomeattributable to ordinary shareholders	$0.09	$0.28	$0.04

Diluted net income per share:
Net income attributable to ordinary shareholders	$0.08	$0.17	$0.04

After deducting accretion of Series C preference shares, deemed dividend to induce conversion of Series C preference shares into ordinary shares and income attributable to convertible preference shareholders from income to determine net income attributable to ordinary shareholders, the following warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were excluded from the computation of diluted net income per ordinary share as the effects of purchasing or converting those potential ordinary shares and increasing the income attributable to ordinary shareholders following such purchases and conversions would not have been dilutive under the if-converted method:

	Years Ended December 31
	2009	2010	2011
Number of warrants to purchase ordinary shares	202,500	—	—
Number of warrants to purchase Series C preference shares	1,600,000	1,600,000	1,600,000
Series A preference shares	27,660,000	27,660,000	27,660,000
Series B preference shares	10,575,289	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000	20,000,000

On February 2, 2011, the Company closed its initial public offering on the Nasdaq Global Select Market under the symbol “BCDS”. The Company offered a total of 6,000,000 American Depositary Shares (hereafter, referred to as ADSs) representing 36,000,000 ordinary shares. On the basis of the one for six conversion rate of ADS and company’s ordinary shares, the basic and diluted earnings per ADS for 2011 were $0.24 and $0.23 respectively.

The Company applies the two-class method in accordance with the provisions of ASC Topic 260, “Earnings Per Share,” which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of ordinary shares. The Company’s Series A through C convertible redeemable preference shares were participating securities due to their participation rights in accordance with the Company’s Articles of Association. (Note 20)

Further, the following table sets forth the computation of basic and diluted net income per share attributable to participating securities holders:

	Years Ended December 31
	2009	2010	2011
Numerator:
Income attributable to convertible preference shareholders	$5,322,917	$15,771,962	$195,902

Denominator:
Weighted-average convertible preference shares outstanding—Series A through C – basic	58,235,289	58,235,289	4,852,941
Diluted shares
Warrants to purchase Series C preference shares	90,566	359,690	13,930

Weighted-average convertible preference shares outstanding – diluted	58,325,855	58,594,979	4,866,871

Basic net income per share:
Net income attributable to convertible preference shareholders	$0.09	$0.27	$0.04

Diluted net income per share:
Net income attributable to convertible preference shareholders	$0.09	$0.27	$0.04

As of December 31, 2011, the following ordinary shares, warrants and options that could allow the holders to purchase potential ordinary shares were outstanding:

Ordinary shares	109,593,222
Number of warrants to purchase ordinary shares	2,202,501
Number of options to purchase ordinary shares, vested or expected to vest	17,203,054

128,998,777

4. ACQUISITION

On June 1, 2011, the Company completed its acquisition of Auramicro Corporation (“Auramicro”) which became a 100% owned subsidiary of the Company since then. Auramicro designs analog and mixed signal products including power management ICs, LED drivers, and touch screen controllers for LCD panels for targeted markets in data communication, set-top box, LCD monitor, LCD TV, mobile, and LED lighting applications. It has offices in Taipei, Taiwan and in Shenzhen, China. The office in Shenzhen, China was closed in the fourth quarter of 2011. In addition, the Company began to dissolve Auramicro Corporation in April 2012 as all its business and personnel were transferred to the Company’s other subsidiaries. The acquisition was expected to expand the Company's rapidly growing DC/DC product portfolio with solutions that can leverage the Company's new fab manufacturing process currently under development. The Company acquired Auramicro for a total of approximately $5.6 million in cash. Of the $5.6 million, approximately $4.9 million was paid on June 1, 2011, including $2 million to the selling shareholders, $2 million to discharge a bridge loan owed by Auramicro and $0.9 million into an escrow account. The $0.9 million into the escrow account comprised of $0.35 million in contingent performance-based earn-out payment to the selling shareholders, which is payable on the first anniversary of the acquisition and $0.55 million in indemnification hold-back, subject to release on the first anniversary of the acquisition. The remaining balance of $0.7 million was earmarked for employee retention purposes, payable at the first and second anniversaries of the acquisition. As the employee retention component of the consideration was intended to benefit the Company but not the selling shareholders, the Company excluded it from the determination of the purchase price based on ASC Topic 805 “Business Combinations”. The Company accordingly recognized an expense of approximately $0.2 million in connection with employee retention for the year ended December 31, 2011, and recorded it as general & administrative expense in the consolidated statement of operations.

The purchase price as so determined and further valuated comprised the following:

Cash paid for assumption of bridge loan and Share sale proceeds minus hold-backs	$4,005,051
Cash paid for indemnification and earn out hold-back	903,657

Total actual payment	4,908,708
Fair value adjustment for contingent consideration ( recorded as other receivable)	(60,632)

Total consideration	$4,848,076

The consideration for the purchase price was allocated as follows:
Fair value of net tangible assets
Cash	$326,640
Restricted cash	266,787
Accounts receivable	443,238
Excess value-added tax receivable	154,005
Prepaid expense and other current assets	43,201
Inventory	716,458
Property, plant, and equipment	116,474
Accounts payable	(575,190)
Accrued Expense	(44,052)
Other current liability	(285,951)

Fair value of net tangible assets	1,161,610
Intangible assets:
Completed technology	2,441,992
Order backlog	138,746
In Process Research & Development (“IPR&D”) acquired	806,826
Goodwill	298,902

Total	$4,848,076

The Auramicro acquisition was accounted for using the purchase method of accounting with the assets acquired and liability assumed recorded at their estimated fair values on the acquisition date. The goodwill arising on the acquisition is attributable to future income from new customer contracts, synergy of combined operations, the acquired workforce and future technology that has yet to be designed or even conceived. It is not anticipated that the goodwill will be deductible for income tax purposes. The gross value of tangible assets acquired includes receivables with fair value of $0.4 million which equaled to its gross contractual value. The best estimate at the acquisition date of the contractual cash flows not to be collected was nil. The results of Auramicro’s post-acquisition operation were included in the Company’s consolidated statement of operations. For the period from the date of acquisition (June 1, 2011) to the balance sheet date (December 31, 2011), Auramicro contributed $2.5 million to the total consolidated revenue with gross margin at 38%. Because the R&D activities and administration works were reorganized and shared with other subsidiaries of the Company, the amount involved is fairly small. In connection with the acquisition, the Company spent approximately $75,000 for legal, accounting and valuation services, which was recorded as general and administrative expenses in the statement of operations for the year ended December 31, 2011. The net operating loss incurred by Auramicro for the post-acquisition period amounted to $1.0 million, including the impairment loss on acquired intangibles of $0.8 million (see Note 10).

The purchase price allocation and related net asset valuation were determined based on a number of factors, including valuations that considered and utilized generally accepted valuation methodologies such as the income, market and cost approach. The valuations were based on the Company’s assumptions regarding projected cash flows and replacement costs.

The fair values of the completed technology, order backlog and IPR&D were established using a form of income approach known as excess earnings method. In applying this method, future debt-free net income attributable to the intangible assets acquired and a fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets acquired, were first estimated. Then the estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets acquired was subtracted from the estimated future debt-free net income attributable to the intangible assets acquired. After that, the resulting excess earnings was discounted to present value based on an analysis of the market data of comparable listed companies and the risk profile of the subject intangible asset and the business taken as a whole.

The estimated debt-free excess earnings discounted to present value plus the tax benefit of amortization provide what is identified as level 3 fair value of the completed technology, order backlog and IPR&D according to ASC Topic 820 “Fair Value Measurements and Disclosures”. The above-mentioned income approach applies unobservable assumptions of updated long-term projected revenues, expenses, capital spending, and other costs, perpetual growth rate as well as a discount rate calculated based on the risk profile of the industry to which the Company belongs and cost of equity and debt perceived in the open market. Estimates of projected revenues, expenses, capital spending, and other costs were performed by management on the basis of historical financial information, obsoleteness of related technology and prospects of the market. Changes in management’s estimates and the unobservable inputs in the Company’s valuation models would change the outcome of the valuation. The estimated projected revenues have the most significantly impact on the fair value determination.

The table below provides quantitative information in respect of level 3 fair value measurements for the completed technology, order backlog, IPR&D, and indemnification hold-back and contingent consideration hold-back in the Auramicro acquisition as of the acquisition date.

Item	Fair value	Valuation technique	Unobservable input	Value or Range
Completed technology	$2,441,992	Income approach	Discount rate	21%
			Projected 5-year debt free net cash flow	$0.2 million to $0.9 million
Order Backlog	$138,746	Income approach	Discount rate	21%
			Projected 5-month debt free net cash flow	$0.01 million to $0.05 million
IPR&D	$806,826	Income approach	Discount rate	22%
			Projected 5-year debt free net cash flow	$(0.2) million to $0.7 million
Contingent consideration	$843,025	Present value method	Discount rate	8%
			Probability of achieving target revenue	90%

The following unaudited pro forma information is for illustrative purposes only and presents the results of operations under U.S. GAAP for the years ended December 31, 2009, 2010 and 2011 as though the acquisition of Auramicro had occurred January 1, 2009. The unaudited pro forma financial information is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company and Auramicro been a combined company during the specified periods. The unaudited pro forma financial information under U.S. GAAP does not reflect any operating efficiencies or cost savings the Company may achieve as a result of the acquisitions.

	Years Ended December 31
	2009	2010	2011
Net revenue	$101,305,683	$134,657,033	$141,320,759

Earnings	$5,651,835	$19,132,286	$13,053,948

5. RESTRICTED CASH

Restricted cash is pledged as collateral when the Company enters into agreements with banks for certain banking facilities. As of December 31, 2010 and 2011, the restricted cash of $4,779,018 and $6,532,452 was pledged as collateral for issuance of bank acceptance notes and letters of credit; $1,276,329 and $609,504 was pledged as collateral for foreign exchange forward contracts commitments. (Note 14 and 18)

In addition, time deposits of $300,000 and $560,000 were pledged to a supplier as of December 31, 2010 and 2011, respectively as collateral for purchases.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS, STOCK ROTATIONS AND SALES DISCOUNTS

	Years Ended December 31
	2009	2010	2011
Allowance for doubtful accounts
Balance at beginning of year	$138,739	$118,867	$58,428
Additions charged to (reversal from) expenses	(13,612)	(38,104)	33,256
Write-offs	(6,260)	(22,335)	—

Balance at end of year	$118,867	$58,428	$91,684

Allowance for stock rotation
Balance at beginning of year	$381,550	$—	$—
Additions charged to (reversal from) sales	(204,800)	—	—
Deductions	(176,750)	—	—

Balance at end of year	$—	$—	$—

Allowance for sales discounts
Balance at beginning of year	$47,444	$668,424	$368,974
Additions charged to (reversal from) sales	661,249	51,847	(62,489)
Deductions	(40,269)	(351,297)	(252,867)

Balance at end of year	$668,424	$368,974	$53,618

7. INVENTORIES

	December 31
	2010	2011
Raw materials	$2,958,564	$3,296,812
Work in process	10,331,077	16,119,268
Finished goods	10,898,205	8,550,234

	$24,187,846	$27,966,314

8. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2010	2011
Building	$11,528,191	$36,154,482
Manufacturing equipment	59,141,907	69,890,504
Electronic equipment	7,260,135	10,036,750
Leasehold improvements	5,987,811	6,767,610
Software	5,833,457	7,122,320
Furniture and office equipment	415,336	481,620
Transportation equipment	187,878	189,591
Construction in progress	1,106,087	1,757,683
Prepaid on equipment purchases	4,863,629	3,069,069

	96,324,431	135,469,629
Less: Accumulated depreciation	(64,812,220)	(69,048,245)

	$31,512,211	$66,421,384

The Company has purchased equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor equipment. One of the Company’s shareholders and directors is a director of Techlink and owns a majority interest in Techlink. Manufacturing equipment costing $900,600 and $1,279,964 were acquired from Techlink on an arms-length basis in 2010 and 2011, respectively. Payables to Techlink for the purchase of equipment at December 31, 2010 and 2011 were $358,264 and $270,719, respectively.

For its expected business expansion, the Company is building a new fab facility on the land located in ZiZhu Science Park. In this regard, the Company has incurred capital expenditure of $43.8 million (recorded as building, construction in progress and prepaid on equipment purchase) as of the end of year ended December 31, 2011(Note 15).

The Company has mortgaged the building along with its land use right located in the ZiZhu Science Park as collateral under the banking facility agreement with Bank of Nanjing (Note 13). The carrying value of mortgaged building and land use right was $13,730,362 and $14,030,024 as of December 31, 2010 and 2011, respectively.

Depreciation expense for 2009, 2010 and 2011 was $3,557,817, $3,816,258 and $5,318,563 respectively.

9. LAND USE RIGHT, NET

	December 31
	2010	2011
Land use right	$3,309,402	$3,478,420
Less: Accumulated amortization	(311,907)	(397,592)

	$2,997,495	$3,080,828

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

In August 2009, the Company returned to the land authority a portion of the land use right located in ZiZhu Science Park with coverage of 40,002 square meters which was originally reserved for its plan of investing in two eight-inch wafer facilities, as the Company changed its strategy and plan. See Note 15 for a discussion of contingencies related to the land use right.

Amortization expense for 2009, 2010 and 2011 was $88,852, $64,601 and $67,918, respectively. The estimated amortization expense for each of the five succeeding years is $69,755.

10. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

All of the Company’s acquired intangible assets and goodwill arose from the acquisition of Auramicro in June 2011(see Note 4). As of December 31, 2011, the carrying amount of goodwill was $284,044. Acquired intangible assets consisted of the following:

December 31, 2011
Cost:
Completed technology	$2,320,606
Order backlog	131,849
In Process Research & Development (“IPR&D”)	766,721

3,219,176

Less: Accumulated amortization
Completed technology	(270,737)
Order backlog	(131,849)
In Process Research & Development (“IPR&D”)	—

(402,586)

Less: accumulated impairment
Completed technology	(221,892)
Order backlog	—
In Process Research & Development (“IPR&D”)	(576,147)

(798,039)

Carrying amount
Completed technology	1,827,977
Order backlog	—
In Process Research & Development (“IPR&D”)	190,574

$2,018,551

The completed technology and order backlog acquired from Auramicro was amortized over 5 years and 5 months, respectively, with no residual value. The Company therefore recorded an amortization expense of $415,748 for the year ended December 31, 2011. The Company expects to record amortization expense of its existing completed technology of $413,882 in each year from 2012 to 2015 and $172,449 in 2016.

As of December 31, 2011, none of in process research and development acquired from Auramicro was completed; therefore, the Company didn’t record an amortization expense for 2011. Based on the judgment of the Company, some of in process research and development will be completed in the second half of 2012, at which time it will be amortized over 5 years.

In the fourth quarter of 2011, the Company deemed an impairment indicator existed for Auramicro’s business due to the rapidly declining demand for the its products in the second half of 2011. As a result, the Company conducted an evaluation of Auramicro’s long-lived assets for impairment on December 1, 2011. The estimated undiscounted cash flows related to the long-lived assets were less than their carrying values and therefore the Company calculated the fair value of the long lived assets by performing a discounted cash flow analysis. As a result of the impairment test performed, the Company recorded an impairment loss of $796,802 on its acquired intangible assets for the year ended December 31, 2011 and wrote down their carrying amounts to fair values.

The Company then further performed a two-step test to determine whether the goodwill acquired is impaired. As the goodwill acquired was attributable to Auramicro, the Company first compared the carrying amount and fair value of assets assigned to Auramicro (including goodwill). The fair value was higher than the carrying value, resulting from the estimated profit growth over the year of 2014 and the improvement of economic environment thereafter. Accordingly, the second step was not required and no impairment loss on goodwill was recognized.

The Company determined the fair value of its intangible assets using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of reporting unit, which requires the use of unobservable inputs (Level 3), including assumptions of updated long-term projected revenues, expenses, capital spending, and other costs, perpetual growth rate as well as a discount rate calculated based on the risk profile of the Company’s industry and cost of equity and debt perceived in the open market. Estimates of projected revenues, expenses, capital spending, and other costs were prepared by management, which was on the basis of historical financial information, obsolescence of the related technology and perspective of the market. Changes in management estimates to the unobservable inputs in the Company’s valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination.

The table below provides quantitative information in respect of level 3 fair value measurement for completed technology and IPR&D which were used in valuation performed on December 1, 2011.

Item	Fair value	Valuation technique	Unobservable input	Value or Range
Completed technology	$1,860,243	Income approach	Discount rate	26%
			Projected 5-year debt free net cash flow	$0.2 million to $1 million
IPR&D	$190,278	Income approach	Discount rate	28%
			Projected 4-year debt free net cash flow	$(0.3)million to $0.6 million

11. INVESTMENT IN EQUITY SECURITIES

In May 2008, the Company’s subsidiary, SIM-BCD, acquired an 11% interest in the equity of Dayan Technology Industry Co., Ltd. Shenzhen (“Dayan Shenzhen”) for RMB10,510,000 (equivalent to $1.5 million) in cash. As the Company does not have significant influence on Dayan Shenzhen’s operations, the investment is accounted for under the cost method. In 2011, Dayan Shenzhen incurred a net operating loss of RMB14.7 million which was mainly due to the recognition of impairment on its operating assets. The Company considered this as an indicator of other-than-temporary impairment.

According to ASC 320 and ASC 820, once an indicator for other than temporary impairment exists, the Company should determine the fair value of the non-marketable equity investments using the market approach. The fair value of Dayan Shenzhen thereby determined is categorized as level 3 fair value measurements. The Company assessed the fair value of Dayan Shenzhen as of December 31, 2011 on the basis of comparable companies’ business and market data then available and concluded to record an investment impairment loss of approximately $548,735.

12. INCOME TAX

BCD is not subject to income or other taxes in Cayman Islands, and its subsidiaries are subject to taxes of the jurisdiction where they are located.

SIM-BCD, one of the Company’s’ PRC subsidiaries was entitled to a five-year tax holiday from PRC income tax for two years commencing from the first profit making year after utilizing all prior year tax losses and thereafter a 50% relief from PRC enterprise income tax for the next three years. On January 1, 2008, the new PRC Enterprise Income Tax Law (“New Law”), its implementation rules and Guofa 2007 No. 39 (“Circular 39”), took effect simultaneously. These new rules and regulations provide a uniform enterprise income tax rate for PRC enterprises of 25% and provide a transition period for preferential lower tax rates and tax holidays under the previous tax laws, regulations and relevant regulatory documents. According to the New Law and the implementation rules, SIM-BCD’s first profit making year was 2008 when it used all of the prior year tax loss carry forwards, and therefore is required to transition its enacted rate from 15% to 25%.

The New Law also allows state-encouraged High and New Technology Enterprises to be eligible for a reduced enterprise income tax rate of 15%. In December 2008, SIM-BCD obtained the certification of High and New Technology Enterprise, which has been renewed in 2011. The renewal will be effective for 3 years, from 2011 through 2013. If SIM-BCD continues qualifying as High and New Technology Enterprise, then its applicable tax rate would be 15% for 2014 and afterwards.

Another PRC subsidiary of the Company, BCD Shanghai, is also entitled to a five-year tax holiday as being a manufacturing enterprise established before the promulgation of the New Law. According to the New Law and Circular 39, BCD Shanghai is forced to enter into its first tax holiday exemption year in 2008. Because of changes in the company’s strategy and business needs, and upon obtaining the approval of dissolution on September 30, 2010,BCD Shanghai started its liquidation process in October 2010. As of December 31, 2011, the tax deregistration of BCD Shanghai was completed without penalty or owing corporate income taxes in arrears. Given the fact that its operating period is less than 10 years, BCD Shanghai can’t be entitled to the tax holiday in accordance with the tax law.

As a result of the implementation of the New Law and regulations, the applicable tax rates for SIM-BCD and BCD Shanghai are as follows:

	SIM-BCD	BCD Shanghai
2008 and 2009	—	—
2010	11.0%	25.0%
2011	12.0%	25.0%
2012	12.5%	NA
2013	15.0%	NA
2014 and thereafter	25.0%	NA

BCD (Shanghai) ME, established in November 2009, commenced its operation in July 2010, and is subject to a tax rate of 25% in 2010 and 2011. The Company intends to qualify BCD (Shanghai) ME as a High and New Technology Enterprise, but currently there is no guarantee that it will be able to obtain this qualification.

BCD’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, the Republic of China (Taiwan) and Hong Kong. The Company acquired Auramicro in June 2011,which was incorporated in Cayman Islands and is not subject to income or other taxes in Cayman Island. Auramicro’s Taiwan and Shenzhen office are subject to local taxes. By the end of December 2011, the Shenzhen office was liquidated without any liability for local income tax in arrears or penalty.

The Company adopted the provisions of ASC Topic 740, “Income Taxes,” and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on technical merits and the presumption that the tax position would be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2011, the Company had not recorded any tax liability based on the results of its assessment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations can be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Based on the aforementioned tax law, BCD’s PRC subsidiaries are subject to tax examination in respect to past years at the tax authority’s discretion. The tax returns from 2005 to 2007 of SIM-BCD were examined by the tax authority resulting in no significant tax liability.

Income (loss) before income taxes consisted of:

	Years Ended December 31
	2009	2010	2011
Cayman Islands	$(2,864,035)	$(2,187,760)	$(191,712)
Foreign	9,195,081	23,899,217	14,596,229

Total income before income taxes	$6,331,046	$21,711,457	$14,404,517

Income tax expense (benefit) consisted of:

	Years Ended December 31
	2009	2010	2011
Current	$29,513	$1,126,989	$1,024,279
Deferred	(606,562)	147,355	(88,952)

Income tax expense (benefit)	$(577,049)	$1,274,344	$935,327

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax income or loss is as follows:

	Years Ended December 31
	2009	2010	2011
Statutory tax rate	25.00%	25.00%	25.00%
Effect of different tax rates in different jurisdictions	18.53%	0.60%	4.19%
Income exempted or (expense not deductible) for tax purpose	20.29%	(9.20%)	(8.87%)
Effect of additional deduction of research and development expense for tax purposes	(10.39%)	(3.79%)	(5.77%)
Benefit of tax holiday	(64.91%)	(8.01%)	(8.12%)
Effect of tax rate change	4.08%	(0.01%)	0.01%
Change in valuation allowance	0.11%	1.30%	(0.12%)
Others	(1.82%)	(0.02%)	0.17%

Effective tax rate	(9.11%)	5.87%	6.49%

Major factors driving a lower effective tax rate includes:

•

Effect of different tax rates in different jurisdictions represents the net impact on the statutory tax rate derived from the overall income or loss of non-PRC entities, substantially the parent company and the Hong Kong subsidiary.

•

Income exempted or expense not deductible for tax purposes: represents the tax impact of the differences between financial and taxable income under the applicable tax law in each jurisdiction, primarily consisting of the exempted offshore income of the subsidiary.

•

Benefit of tax holiday represents the impact of the five-year tax holiday granted to SIM-BCD on the effective tax rate. In 2010, the tax holiday benefit decreased significantly as SIM-BCD, which was exempt from PRC income tax in 2008 and 2009, received more limited, 50% relief from PRC income tax in 2010 and 2011 as a result of the tax rate transitional relief regulation.

•

Effect of additional deduction of research and development expenses represents the tax impact of 50% additional deduction based on the research and development expense permitted by PRC tax authorities while filing annual income tax in accordance with PRC income tax and its implement regulations.

The components of deferred tax assets and liabilities were as follows:

	December 31
	2010	2011
Deferred tax assets
Loss carry forward	$751,228	$213,984
Inventory reserves	264,296	380,613
Accruals	429,913	352,232
Impairment of investment	—	138,214
Others	103,105	134,100

Total deferred tax assets	1,548,542	1,219,143
Valuation allowance	(793,028)	(331,876)

Deferred tax assets, net of valuation allowance	755,514	887,267

Deferred tax liabilities – Gain on valuation of financial instrument	(91,427)	(97,907)

Net deferred income tax assets	$664,087	$789,360

Deferred tax assets
Current	$633,524	$622,424

Non-current	$30,563	$166,936

The valuation allowance relates to temporary differences for which the Company believes that realization is not more likely than not. The valuation allowance increased by $311,271 in 2010 mainly due to the loss carry forward generated by BCD Shanghai and BCD Shanghai ME’s operations, and decreased by $461,152 in 2011, due to the dissolution of BCD Shanghai which resulted in the elimination of related loss carry forwards, which had been previously been fully provided for. As of December 31, 2011, the net operating loss carry forward resulting from BCD Shanghai ME amounted to $855,936. The PRC net operating loss carry forward will expire in 2015 through 2016 if not utilized. The Company estimated the loss carry forward would not be realized and made a provision at full amount of the related deferred tax assets.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC and Taiwan that are available for distribution at December 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the parent company. As of December 31, 2011, the undistributed earnings of those subsidiaries amounted to $27.1 million.

The aggregate amount and per share effect for the tax holiday in 2011 are as follows:

2011
The aggregate dollar effect	$1,169,034

Per share effect—basic—ordinary shares	$0.01

Per share effect—diluted—ordinary shares	$0.01

Per share effect—basic—convertible preference shares	$0.01

Per share effect—diluted—convertible preference shares	$0.01

13. SHORT-TERM BANK LOANS

SIM-BCD, one of the Company’s subsidiaries, contracted short-term bank loans from the Agricultural Bank of China that are denominated in either U.S. dollar or RMB. The RMB denominated loans bore floating interest rate, which was 5.0445% as of December 31, 2010. The interest rate is adjusted every six months and is based upon the benchmark interest rate of the People’s Bank of China. All RMB denominated loans were repaid in April 2011. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. Loan of $6,039,833 on December 31, 2010 (2011: Nil) was guaranteed by Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”), an affiliate of one of the Company’s shareholders. The maximum guaranteed amount offered by the Agricultural Bank of China to SIMIC is RMB 60,000,000 (approximately $9 million) and was terminated in April, 2011.

In August 2010, SIM-BCD entered into a banking facility agreement with the Bank of Nanjing for a credit line of RMB120,000,000 (approximately $18 million) which may be drawn down in short-term loans, issuances of bank acceptance notes or issuances of letters of credit. This banking facility was valid through July 1, 2011, and was collateralized by the Company’s land use right and the headquarters building located in ZiZhu Science Park. In September 2011, this banking facility agreement was renewed under the same terms with the exception of the credit line which was increased to RMB 180,000,000 (approximately $29 million) . The renewed banking facility is valid through September 26, 2012. As of December 31, 2010 and 2011, SIM-BCD had outstanding U.S. dollar-denominated short term loans of $6 million and $8.3 million, respectively. The loan of $6 million outstanding as of December 31,2010 consisting of three individual loans, under the credit line, of which two of them amounting to $4 million bore fixed interest rates at 4.296% and 4.272%, and the remaining loan bore floating interest rate at 4.26%. The floating interest rate is adjusted every twelve months based upon LIBOR. The aforementioned $6 million USD-denominated loans outstanding as December 31, 2010 were fully repaid. The $8.3 million of loans outstanding as of December 31, 2011, consisting of five separate draw-downs under the credit line, are on fixed interest basis with interest rates from 5% to 6% per annum. Under the loan agreement with the Bank of Nanjing, the proceeds from the loans are only for purpose of funding SIM-BCD’s working capital and, so long as an amount of the loan is outstanding, SIM-BCD is prohibited, unless with the prior consent from Bank of Nanjing, from engaging in any reorganization, joint venture, merger or consolidation or from taking any other action that could change the debtor-creditor relationship between SIM-BCD and the Bank of Nanjing or otherwise affect the rights of the Bank of Nanjing as creditor.

Due to the short term nature of the maturities, the fair value of the Company’s borrowings approximates their carrying amounts.

14. NOTES PAYABLE

A bank acceptance note, also known as banker’s acceptance, is a note drawn by the issuer and accepted by a bank. Upon bank’s acceptance, the payment of the note is guaranteed by the bank. The Company uses bank acceptance notes as payment instruments to some of its suppliers.

Except for the bank charges of 0.05% of the principal amount at issuance, these bank acceptance notes are non-interest bearing and are generally due within six months of issuance. As of December 31, 2010 and 2011, the credit line for bank acceptance notes granted to the Company totaled RMB135, 263,800 and RMB 192,858,167, respectively. Under the agreements entered into for issuance of bank acceptance notes, the Company is required to maintain a savings balance at an amount not lower than 30% of the total balance of notes issued and outstanding. As a result, time deposits totaling $4,779,018 and $6,434,795 were pledged as collateral of bank acceptance notes outstanding as of December 31, 2010 and 2011, respectively.

15. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2011, the Company had commitments in respect of future capital expenditures in the amount of $ 21,938,141, of which $ 21,540,525 was related to the construction of and equipment purchase for the new fab.

Operating Leases

The Company leases office space, manufacturing facilities and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, the Company leased manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. The Company renegotiated the lease agreement, which is effective starting from January 1, 2011, with SIMIC to replace the original ones. The new agreement extends the lease period to the end of 2020, and does not include rent escalation provisions.

Rent expenses for 2009, 2010 and 2011 were $986,572, $1,078,591 and $1,456,600, respectively, of which $469,264, $449,567 and $549,278 respectively, were related to the lease with SIMIC.

As of December 31, 2011, future minimum rental payments under the non-cancelable leases were as follows:

2012	$1,542,983
2013	1,192,025
2014	635,923
2015	579,256
Thereafter	2,896,281

Total	$6,846,468

Warranty Liabilities

	Years Ended December 31
	2009	2010	2011
Balance at beginning of year	$346,364	$483,013	$494,346
Balance carry-forward from Auramicro	—	—	49,787
Additions charged to costs	522,813	445,251	733,966
Deductions	(386,164)	(433,918)	(832,736)

Balance at end of year	$483,013	$494,346	$445,363

The Company provides a warranty for manufacturing defects of its products for a period of one to two years based on the date of manufacture. The Company estimates the warranty liabilities based on historical experience and records the amount to cost of revenue. Warranty liabilities are included in other current liabilities on the consolidated balance sheets.

Contingencies

Indemnities—the Company indemnifies certain end-customers and independent distributors against product claim liabilities. It is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Power Integrations Inc.—on June 14, 2007, Power Integrations Inc., a Delaware Corporation (“PI”), filed a lawsuit against the Company’s PRC subsidiary, SIM-BCD, and the Company’s U.S. subsidiary, BCD Semiconductor Corporation, in the U.S. Federal District Court for the Northern District of California. The complaint alleged that certain pulse width modulation controller chips produced and sold by those subsidiaries infringe PI’s U.S. Patent Nos. 5,313,381, 6,107,851, and 6,249,876. The Company and PI reached final court supervised settlement on February 4, 2009. According to the settlement agreement entered by the parties, the Company was not obligated to pay PI any monetary damages and agreed not to sell AP3700 and AP3710 products in the U.S. market. The settlement did not have a significant impact on the Company’s financial position or results of operations.

Flextronics—On August 5, 2009, the Company received a letter from a law firm representing Flextronics International Limited and its subsidiaries, or Flextronics, alleging infringement of a U.S. patent owned by a Flextronics subsidiary by certain of the Company’s products. Flextronics also expressed its intention for a possible commercial settlement in its letter. On October 28, 2009, the Company offered a goodwill payment of $500,000 to Flextronics, with payment conditions subject to further agreement by the parties, for a release of the infringement alleged under the letter. In connection with the offer, the Company made a provision for the amount of $500,000 in 2009 recorded within general administrative expense. On September 9, 2010, the Company received additional correspondence from Flextronics alleging infringement of the same U.S. patent by another one of the Company’s products and expressing Flextronics’ interest in resuming negotiations. After negotiations with Flextronics, the Company reached a settlement in May 2011 pursuant to which Flextronics agreed to grant the Company a license for certain of its patents in exchange for a combination of providing Flextronics upfront cash payments, discounts on future purchases of the Company’s products by Flextronics and royalty payments subject to a certain royalty rate for sales of certain products in all countries. As a result of the settlement, there was no additional impact to the consolidated financial statements.

Third party guaranty—In April 2010, SIM-BCD, the Company’s subsidiary, entered into a third party guaranty agreement with Shenzhen Development Bank to guarantee a loan of RMB25,000,000 borrowed by Shanghai SIMGUI Technology Co., Ltd. (“SIMGUI”), pursuant to the memorandum of understanding signed by SIM-BCD, SIMGUI and Shanghai Microelectronic Research Institute (“SMRI”), the major shareholder of SIMIC in November 2009. Subsequently, in accordance with the memorandum, the guaranty was terminated at the end of June 2010 upon full repayment of the loan by SIMGUI.

ZiZhu Project—In June 2004, the Company signed an investment agreement (the “Original Agreement”) with ZiZhu Science-based Industrial Park Development Company (“ZiZhu Development”). The Company committed to construct and operate new wafer manufacturing, testing and packaging facilities in ZiZhu Science Park and established BCD Shanghai to execute the investment agreement. The Company estimated the total project cost to be approximately $ 1 billion and BCD Shanghai’s registered capital was set at $334 million or 33% of the total projected cost in accordance with PRC regulations. ZiZhu Development agreed to sell to the Company a land use right for manufacturing and office facilities and to provide a cash subsidy to the Company. The land use right asset is recorded at historical cost and amortized over its expected life as disclosed in Note 9, and the cash subsidy of RMB 32,393,596 by ZiZhu Development is recorded as performance obligation.

The Original Agreement was amended by a supplemental agreement (the “New Agreement) in January 2009 whereby 40,002 square meters of vacant land out of a total 109,809 square meters of land use right purchased by the Company under the Original Agreement was to be returned to ZiZhu Development. Upon completion of such return in August 2009, the Company reduced the carrying amount of the land use right asset and the performance obligation by RMB11,292,427 and RMB11,800,678, respectively.

In connection with certain expected changes to the agreement with ZiZhu Development, in November 2009, the Company established a new wholly-owned subsidiary, BCD (Shanghai) ME, to which BCD Shanghai transferred in February 2010 the entirety of the land use right and its building located in ZiZhu Development Park. In April 2010, BCD Shanghai transferred the totality of its equity interest in BCD (Shanghai) ME to SIM-BCD .

In August 2010, BCD Shanghai and BCD (Shanghai) ME entered into a new investment agreement with ZiZhu Development (“New Agreement”). The significant changes to the terms, responsibilities and obligations of the original agreement are summarized as follows:

1.	All parties agreed that the obligations of BCD (Shanghai) ME under the New Agreement supersede those of BCD Shanghai under the Original Agreement with ZiZhu Development, and any other written instruments relating to the original agreement.

2.	ZiZhu Development will not request BCD Shanghai to return the land on which the research and development center, testing facility and headquarters are located in accordance with the original agreement or its supplemental agreements.

3.	BCD (Shanghai) ME commits to inject RMB130 million as its registered capital.

4.	BCD (Shanghai) ME will construct and operate the new wafer manufacturing, packaging and testing facilities in ZiZhu Science Park.

5.	If BCD (Shanghai) ME fails to fulfill its construction obligation, any land that is not developed by the end of 2012 will be repossessed by ZiZhu Development, upon reimbursement at RMB 295 per square meter of the land grant premiums paid by BCD Shanghai in 2006.

In September 2010, BCD (Shanghai) ME began the construction of the new fab. In October 2010, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai and received the approval from the authorities. To date, BCD Shanghai is in the process of liquidation, which is expected to be completed in the second quarter of 2012.

By dissolving BCD Shanghai and entering into the New Agreement, the Company is no longer committed to BCD Shanghai’s required registered capital of $334 million and the scope of the construction project has been reduced according to the terms of the New Agreement. The commitment to invest $1 billion as noted in the Original Agreement has been revised and the new investment commitment is limited to the contributed capital of RMB130 million. BCD (Shanghai) ME now assumes the obligation to construct the facilities as well as the obligation of returning the undeveloped land and all financial support received if BCD (Shanghai) ME fails to fulfill its obligation. Under the new agreement, there was no impact on the previously recorded performance obligation.

Pursuant to the New Agreement, the responsibilities of ZiZhu Development include providing certain electrical infrastructure for the new fab. In order to align the timing of the installation of the electrical infrastructure with the wafer fab construction schedule, the Company lent $7.2 million to ZiZhu development in June 2011. Of that amount, ZiZhu Development repaid $3.2 million in December 2011, resulting in a Receivable from ZiZhu Development of $4.0 million as of December 31, 2011. The Company subsequently collected an additional $1.6 million in January 2012, with the remainder to be collected upon completion of the installation of the electrical infrastructure.

In January 2011, responding to a project of Minhang District Government to promote commercialization of high and new technology, BCD (Shanghai) ME applied to Minhang District Government for a subsidy in support of its equipment purchase for the new fab. Based on an official description of the project, Minhang District Government will subsidize up to 10% of the total investment for a qualified new equipment purchase. By December 31, 2011, Minhang District Government paid BCD (Shanghai) ME approximately $618,112 as an advance of such subsidy, which is subject to return if BCD (Shanghai) ME fails to substantiate that the value of the machinery purchased for the new fab does not exceed ten times the subsidy received.

16. RETIREMENT BENEFIT PLAN

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

The expenses for the retirement benefit plan charged to income were $1,170,512, $1,271,099 and $1,850,182 for 2009, 2010 and 2011, respectively.

17. WARRANT LIABILITY

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants were immediately exercisable and were to expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at the grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. Pursuant to the resolution of general shareholders’ meeting held on February 4, 2009, the expiration of Series C warrants was extended to April 27, 2014 concurrently with the amendment on the redemption date of Series C preference shares (Note 20).

On November 19, 2010, the Company’s shareholders approved, with immediate effect, certain amendments to the terms of the Series C warrants such that, (a) upon the closing of the IPO, the shares to be issued upon the exercise of the warrants are 2,000,001 ordinary shares rather than 1,600,000 Series C preference shares, (b) the exercise price is $2.00 rather than $2.50 and (c) the warrants expire on April 27, 2014 rather than upon the IPO. Subsequently, upon the completion of the qualified IPO on February 2, 2011, the warrants to purchase Series C preference shares were converted to warrants to purchase ordinary shares, which resulted in reduction of warrant liability and an increase of additional paid in capital. None of warrants to purchase ordinary shares were exercised as of December 31, 2011.

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

As of December 31, 2010 and February 2,2011, the warrant liability was re-measured to $1,397,973 and $653,376, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 1.18% and 1.316%, an expected life of 0.5 year and 1.62 years, 38.38% and 40.95% volatility and no dividend yield, respectively. The changes in fair value of the warrant liability of $613,200 and $744,597 were recognized as valuation gains in 2010 and 2011, respectively. The significant unobservable inputs used in the fair value measurement of the warrant liability are expected life, volatility of stock prices of comparable companies, and fair value of Series C preference shares. Significant increases or decreases in any of those inputs in isolation would result in a significant lower or higher fair value measurement. Generally, the expected life was determined by the time spread of date of measurement and expiry date of warrant to purchase Series C preference shares, the volatility of stock prices of comparable companies was determined by reference to the stock prices of the comparable companies. The fair value of Series C preference shares was obtained by using the valuation conclusions from the external appraiser mainly on the basis of the income approach method ,or determined by reference to Company’s own stock price. The fair values of Series C preference shares as of December 31, 2010 and the date of conversion to ordinary share were $3.30 and $1.83, respectively.

The following table provides a reconciliation of the beginning and ending balances for warrant liability:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2010	2011
Warrants to purchase Series C preference shares
Beginning balance	$2,011,173	$1,397,973
Total gains or losses (realized/unrealized)
Included in earnings	(613,200)	(744,597)
Included in other comprehensive income	—	—
Conversion to warrants to purchase ordinary shares and included in the additional paid in capital	—	(653,376)
Transfers in or out of Level 3	—	—

Ending balance	$1,397,973	$—

18. FOREIGN CURRENCY FORWARD CONTRACTS

During 2010 and 2011, the Company entered into foreign currency forward contracts with the Agricultural Bank of China and Bank of Nanjing. The following table provides the details of forward contract transactions with these two banks.

Name of bank	Contracted notional amount		Notional amount of outstanding forward contracts (As of December 31)
	2010	2011	2010	2011
Agricultural Bank of China	$74,760,000	$49,000,000	$41,760,000	$24,000,000
Bank of Nanjing	—	30,000,000	—	30,000,000

Total	$74,760,000	$79,000,000	$41,760,000	$54,000,000

In accordance with forward contracts with Agricultural Bank of China and Bank of Nanjing, the Company is required to have on deposit 3%-5% of the notional amount of outstanding forward contracts (Note 5). The forward contracts were carried at fair value based on the quoted prices provided by the counter party. Since the quote prices are not derived from active markets, but are employing market observable inputs, such as forward rates of RMB to U.S. dollars applied by the counter party, the fair value is classified within level 2 of the fair value hierarchy in accordance with provisions of ASC Topic 820, “Fair Value Measurements and Disclosures.”

The forward contracts of $41,760,000 outstanding as of December 31, 2010 were all settled by September 30, 2011, while the forward contracts of $54,000,000 outstanding as of December 31, 2011 will be settled during the period from January 2012 to September 2012; the fair value of these outstanding forward contracts was $761,892 and $783,257 as of December 31, 2010 and 2011, respectively, and were recognized under other current assets in the consolidated balance sheets. As of December 31, 2010 and 2011, the fair values were determined by taking into account the contracted forward rates ranging from 6.560 to 6.768 and 6.281 to 6.456, respectively, and the market forward rates for residual period ranging from 6.521 to 6.601 and 6.271 to 6.283, respectively. The valuation gains of $761,892 and $21,365 for 2010 and 2011 were recognized as other income in relation to the forward contracts.

19. CAPITAL LEASE OBLIGATION

In December 2009, the Company entered into a lease agreement for certain properties subject to capital leases. The obligations associated with these capital leases have been recorded. As of December 31, 2010 and 2011, the recorded value and accumulated depreciation of the properties subject to capital leases, which were included in leasehold improvements, were listed as below:

	December 31
	2010	2011
Acquisition costs	$377,490	$396,769
Less: Accumulated depreciation	(75,498)	(158,707)

	$301,992	$238,062

These capital lease obligations have principal payments due at various dates from 2010 through 2015. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2011:

2012	$116,555
2013	116,555
2014	116,555
2015	9,713

Total minimum lease payments	359,378
Less: Amount representing interest	(75,970)

Present value of net minimum lease payments	$283,408

20. CONVERTIBLE PREFERENCE SHARES

From 2002 to 2004, BCD issued Series A, B and C convertible preference shares with certain dividend, redemption, conversion and liquidation rights. Because of those rights, the preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.” The effective conversion prices of the Series A, B, and C preference shares exceeded the fair value of ordinary shares at each grant date. Therefore, the preference shares did not have beneficial conversion features. Prior to the conversion of the Series A, B and C preference shares to ordinary shares on February 2, 2011, no event triggered conversion price adjustment. The dividend rights were applicable only in the event of declaration of dividends, and no dividends were declared.

On February 4, 2009, at an extraordinary general meeting of the shareholders, the redemption date of Series C preference shares was changed from April 27, 2009 to April 27, 2014.

On November 19, 2010, at an extraordinary general meeting of the shareholders, resolutions were adopted to amend the Company’s Articles of Association to authorize the automatic conversion of its preference shares into ordinary shares and reduce the conversion price with regard to Series C preference shares. Specifically, (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO (as defined in the Company’s Articles of Association), each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shares will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering.

The Company’s initial public offering closed on February 2, 2011. As a result of the reduced conversion price of Series C preference shares, the Company issued an additional 5,000,000 ordinary shares upon the closing. Based on the closing price of $10.96 per ADS (approximately $1.83 per ordinary share) on February 2, 2011, those 5,000,000 ordinary shares were valued at $9,133,333 and recorded as a deemed dividend paid to Series C preference shares.

Also upon the closing of the Company’s initial public offering, all of the Company’s Series A, B and C preference shares were converted into a total of 63,235,289 ordinary shares which, together with the additional 5,000,000 ordinary shares, resulted in an increase of share capital and additional paid in capital in the amount of $63,235 and $99,639,272, respectively.

Following is a summary of the activity of convertible preference shares from the date of issuance to December 31, 2011:

	Shares	Amount
Series A

Issuance of Series A preference shares at $1.00 per share (net of issuance cost of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005	2,500,000	2,500,078
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 upon exercise of warrants	160,000	160,000

Balance at December 31, 2010	27,660,000	27,646,299
Conversion of Series A preference shares to ordinary shares in 2011	(27,660,000)	(27,646,299)

Balance at December 31, 2011	—	$—

	Shares	Amount
Series B

Issuance of Series B preference shares at $1.25 per share (net of issuance cost of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	$13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002	—	(264,975)

Balance at December 31, 2010	10,575,289	12,922,875
Conversion of Series B preference shares to ordinary shares in 2011	(10,575,289)	(12,922,875)

Balance at December 31, 2011	—	$—

Series C

Issuance of Series C preference shares at $2.50 per share (net of issuance cost of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	$49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 17)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value from 2004 to 2009	—	861,102

Balance at December 31, 2010	20,000,000	50,000,000
Conversion of Series C preference shares to ordinary shares in 2011	(20,000,000)	(50,000,000)

Balance at December 31, 2011	—	$—

21. SHARE-BASED COMPENSATION

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “2002 Plan”). The 2002 Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. The Company generally issues new shares upon the exercise of stock options. Options granted under the 2002 Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the 2002 Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers or consultants as compensation which shall be vested depending on the achievement of predetermined milestones of projects and some options were granted with accelerated vesting if there is a change in control as defined in the 2002 Plan.

On November 19, 2010, the Company held an extraordinary general meeting of the shareholders to approve a new equity incentive plan (the “2010 Plan”) along with the termination of the 2002 Plan, effective upon the closing of the Company’s IPO. The 2010 Plan provides for the grant of incentive stock options to employees of the Company and its subsidiaries and for the grant of nonstatutory stock options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to the employees, directors and consultants of the Company and its subsidiaries. The 2002 Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder. Upon the adoption of the 2010 Plan on November 19, 2010, the 2010 Plan replaced the existing 2002 Plan, and as a result, no additional awards could be made under the 2002 plan. After its IPO, the Company generally issues new shares represented by ADSs upon the exercise of stock options. The general terms and conditions of the options granted under the 2010 Plan are the same as those under the 2002 Plan mentioned above. Options granted under the 2010 Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors, and these options will normally vest at 25% on the day preceding each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. Options under the 2010 Plan may also be granted for up to ten years at a price on the date of grant as determined by the board of directors. The 2010 Plan has an additional feature that allows the option reserve to automatically increase at the beginning of each fiscal year by the least of (i) 10,000,000 ordinary shares, (ii) four percent (4%) of the outstanding ordinary shares on the last day of the immediately preceding fiscal year or (iii) such number of ordinary shares determined by the Board. On February 3, 2012, the board of directors adopted a resolution to not increase the option reserve for the year 2012. At the Company’s IPO, the maximum aggregate number of ordinary shares that may be issued under the 2010 Plan was 12,725,944. As of December 31, 2011, there were 9,602,764 ordinary shares available for grant under the 2010 Plan.

A summary of option activity under Company's stock option program as of December 31, 2011 and changes during the period then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2010	16,944,320	$0.76
Granted	3,245,592	1.42
Exercised	(713,610)	0.24
Forfeited or expired	(591,424)	1.35

Outstanding options at December, 31 2011	18,884,878	0.88	6.47	$2,724,841

Vested or expected to vest options at December 31, 2011	17,203,054	0.81	6.22	$2,714,776

Exercisable options at December 31, 2011	12,414,376	0.69	5.36	$2,487,342

The weighted-average grant-date fair value of options granted during 2009, 2010 and 2011 was $0.32, $1.13 and $0.75, respectively. The total intrinsic value of options exercised during 2009, 2010 and 2011 was nil, $953,390 and $483,758, respectively.

Options granted under the Company' stock option program in 2011 are summarized as follows:

	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
February 24, 2011	723,264	$1.74	$1.74	$––
April 29, 2011	1,202,664	1.61	1.61	––
July 23, 2011	1,171,776	1.13	1.13	––
October 22, 2011	147,888	0.75	0.75	––

	3,245,592

The options outstanding and exercisable by exercise price as of December 31, 2011 were as follows:

	Options Outstanding			Options Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
< $1.00	13,597,598	$0.53	5.53	11,102,775	$0.52
$1.00 - $2.00	3,512,792	1.48	9.22	550,363	1.60
> $2.00	1,774,488	2.35	8.20	761,238	2.43

	18,884,878	0.88	6.47	12,414,376	0.69

As of December 31, 2011, there was $2,592,469 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The expense is expected to be recognized over a weighted-average period of 2.03 years.

The compensation expense related to stock options was $1,658,459, $1,751,422 and $1,996,984 for 2009, 2010 and 2011, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future. The expected forfeiture rate is based on historical experience and expectations about future forfeitures.

	Years Ended December 31
	2009	2010	2011
Risk-free interest rate	3.39%-4.76%	1.89%-2.86%	1.90%-2.32%
Expected term (in years)	5-6	5-6	5-6
Expected volatility	57.0%-59.3%	55.7%-58.2%	54.0%-55.3%
Expected dividend yield	—	—	—
Expected forfeiture rate	14%	14%	12%

The board of directors approved, by unanimous written consent on April 17, 2009, a PRC Option Extension Program which was further amended by written consent of the board of directors on June 9, 2009. This program provides each PRC optionee an opportunity, upon ceasing to be an employee of the Company to elect to amend his option to extend the term of vested portion of such option by signing the Amended PRC Option Agreement and paying non-refundable consideration equal to aggregate exercise price. In September 2010, the board of directors approved to discontinue the PRC Option Extension Program at the following dates whichever is later: six months after the completion of the IPO, or the date the related government authorities permit the Company’s PRC employees to exercise the options. The Company completed its IPO in February 2011 and the related government authorities have authorized the Company’s PRC employees to exercise the option in September 2011 and thereupon the PRC Option Extension Program was terminated. In 2009, 2010 and 2011, respectively, 8, 34 and 17 employees elected to pay the consideration, which aggregated to $10,116, $18,459 and $ 7,069 to obtain the right of extension of the vested options and resulted in incremental expense of $32,276, $200,355, and $38,236 for year ended 2009, 2010 and 2011, respectively.

The Board of Directors approved an Option Repricing Program in April 2009. According to this program, those options which have an exercise price in excess of $0.27 owned by service providers of the Company were amended to reduce the exercise price to $0.27 subject to obtaining the consent of those optionees. As a result of the program, 4,883,550 options with exercise prices ranging from $0.48 to $2.68 were amended to $0.27. An incremental charge of $277,919, $50,736 and $85,288 was expensed in 2009, 2010 and 2011, respectively, and $6,642 will be amortized over the remaining requisite service periods ending in 2013.

Cash received from option exercise under the 2002 and 2010 Plan for the years ended December 31, 2009, 2010 and 2011 was nil, $131,462 and $172,773, respectively.

As of December 31, 2011 authorized ordinary shares reserved for future issuance were as follows:

Exercise of warrants to purchase ordinary shares	2,202,501
Exercise of options to purchase ordinary shares:
Granted and outstanding	18,884,878
Available for grant	9,602,764

30,690,143

22. SHARE REPURCHASE

In the third quarter of 2011, the Board authorized a share repurchase program under which management may exercise discretion to repurchase up to $20 million of the Company’s American Depositary Shares (“ADSs”). This share repurchase program will be funded with the Company’s cash on hand. The repurchase program does not obligate the Company to repurchase a minimum number of shares, and the program may be suspended or canceled without prior notice. As of December 31, 2011, the Company repurchased a total of 290,130 ADSs, equivalent to 1,740,780 ordinary shares, from the open market, at the average price of $5.12 per ADS. As the Company plans to cancel all of the shares repurchased, it used the par-value method to record the costs of share repurchase, which resulted in a reduction in our additional paid-in capital in the amount of $ 1,495,014 as of December 31, 2011.

23. INITIAL PUBLIC OFFERING

On February 2, 2011, the Company completed its initial public offering on the Nasdaq Global Select Market under the symbol “BCDS”. The Company offered a total of 6,000,000 American Depositary Shares (hereafter, referred to as ADSs) representing 36,000,000 ordinary shares, including 1,666,667 ADSs from selling shareholders. In addition, the Company granted the underwriters an overallotment option for a period of 30 days to purchase up to 900,000 ADSs. Including the proceeds from the exercise of 693,305 ADSs of the overallotment option, the Company received a total of $49,085,090 as IPO cash proceeds (before expense), net of the proceeds paid to selling shareholders. Total offering expenses were $2.86 million in 2011.

24. RESTRICTED NET ASSETS

Pursuant to the laws and regulations and the respective Articles of Association, the subsidiaries of the Company in PRC must make appropriations from earnings, net of losses of the previous years, to non-distributable funds, e.g. reserve fund, which could affect the subsidiaries’ ability to pay cash dividends, if any. Under applicable laws and regulations, the subsidiaries may only distribute dividends after they have made appropriations as determined under PRC GAAP at each year-end. As of December 31, 2011, RMB 12,105,717 (equivalent to $1,870,673) has been appropriated, and RMB 6,898,527 (equivalent to $1,066,616) is to be appropriated in 2012, as legal reserve funds by SIM-BCD; while no funds have been appropriated for other PRC subsidiaries due to the accumulated deficits.

As a result of these laws and regulations, the subsidiaries in PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to $67,218,531 and $98,188,423 as of December 31, 2010 and 2011, respectively. As the restricted net assets exceeded certain thresholds, the Company has disclosed below the financial statement schedule 1 in accordance with Rules 12-04(a) and 4-08(e)(3) of Regulation S-X.

25. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor businesses. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment.

The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Years Ended December 31
	2009	2010	2011
Total net revenue:
PRC and Hong Kong	$63,316,269	$79,944,142	$93,724,333
Taiwan	25,191,448	32,661,940	29,554,151
South Korea	8,412,590	12,149,927	9,529,049
North America	1,278,212	3,511,341	4,557,118
Others	2,645,250	4,563,162	2,498,660

	$100,843,769	$132,830,512	$139,863,311

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Years Ended December 31
	2009	2010	2011
Product revenue:
Linear IC	$69,557,581	$82,592,258	$78,149,607
AC/DC IC	15,205,208	27,156,882	30,936,523
DC/DC IC	4,008,551	7,424,520	10,487,285
Other IC	3,320,974	5,907,751	10,226,997
Service revenue:
Foundry services	8,751,455	9,749,101	10,062,899

	$100,843,769	$132,830,512	$139,863,311

The locations and net book value of long-lived assets were as follows:

	December 31
	2010	2011
PRC	$34,306,920	$68,960,123
Taiwan	138,294	2,517,018
South Korea	57,200	43,622
North America	7,292	—

	$34,509,706	$71,520,763

The majority of the Company’s sales are to distributors, which then sell to end customers. For the years ended December 31, 2009, 2010 and 2011, no distributor accounted for 10% or more of net revenue.

26. SUBSEQUENT EVENTS

In February 2012, the Company signed capital increase agreement with Shanghai SIMAT Microelectronics Technology Co., Ltd. on the basis of investment cooperation agreement dated August 22, 2011 to acquire a 4.99% equity interest for cash of RMB10 million. Pursuant to this agreement, the Company is liable to pay the committed investment within one month after approval from authorities is obtained. In March, 2012, the Company paid the RMB10 million in accordance with such agreement.

Additional Information—Financial Statement Schedule I

This financial statement schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of BCD’s consolidated subsidiaries not available for distribution to BCD as of December 31, 2010 and 2011 of $67,218,531 and $98,188,423, respectively, exceeded certain thresholds. The condensed financial information of BCD has been presented as of December 31, 2010 and 2011, and for the each of the three years in the period ended December 31, 2011, using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used the equity method to account for its investment in the subsidiaries. These parent-only financial statements should be read in conjunction with the BCD Semiconductor Manufacturing Limited’s Consolidated Financial Statements included elsewhere herein.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED BALANCE SHEETS OF PARENT COMPANY

(In U.S. Dollars)

	As of December 31
	2010	2011
ASSETS
CURRENT ASSETS
Cash	$1,774,310	$526,192
Intercompany receivable	982,133	26,168,352
Deferred offering expense	1,956,571	—
Other current assets	78,014	60,632

Total current assets	4,791,028	26,755,176
LONG TERM INVESTMENT IN SUBSIDIARIES	87,424,353	116,228,462

TOTAL	$92,215,381	$142,983,638

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
CURRENT LIABILITIES
Intercompany payable	$12,140,161	$389,697
Accrued expenses	2,854,565	827,016
Warrant liability	1,397,973	—
Other current liabilities	1,700,663	1,907,116

Total current liabilities	18,093,362	3,123,829
OTHER LIABILITIES
Deferred grant—noncurrent	—	410,705

Total liabilities	18,093,362	3,534,534

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569,174	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, $0.001 par value, authorized – 200,000,000 and 1,000,000,000 shares as of December 31, 2010 and 2011, respectively; issued – 17,225,275 and 111,334,002 shares as of December 31, 2010 and 2011, respectively; outstanding – 17,225,275 and 109,593,222 shares as of December 31, 2010 and 2011, respectively	17,225	111,334
Additional paid-in capital	13,083,248	160,242,021
Accumulated other comprehensive income	8,258,725	12,567,986
Accumulated deficit	(37,806,353)	(33,470,496)
Treasury stock –1,740,780 shares as of December 31, 2011 (2010: Nil)	—	(1,741)

Total shareholders’ equity (capital deficiency)	(16,447,155)	139,449,104

TOTAL	$92,215,381	$142,983,638

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF OPERATIONS OF PARENT COMPANY

(In U.S. Dollars)

	Years Ended December 31
	2009	2010	2011
OPERATING EXPENSES
Research and development	$303,380	$425,313	$123,068
Selling and marketing	372,214	267,805	248,833
General and administrative	4,286,831	5,085,546	5,161,466

Total operating expenses	4,962,425	5,778,664	5,533,367

LOSS FROM OPERATIONS	(4,962,425)	(5,778,664)	(5,533,367)
OTHER INCOME (EXPENSE), NET
Gain (loss) on valuation of warrant liability	145,156	613,200	744,597
Other income (expense), net	(6,387)	(13,772)	217,566

LOSS BEFORE INCOME TAX EXPENSE	(4,823,656)	(5,179,236)	(4,571,204)
INCOME TAX EXPENSE	––	––	––
EQUITY IN EARNINGS OF SUBSIDIARIES	11,731,751	25,616,349	18,040,394

NET INCOME	$6,908,095	$20,437,113	$13,469,190

BCD SEMICONDUCTOR MANUFACTURING LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED STATEMENTS OF CASH FLOWS OF PARENT COMPANY

(In U.S. Dollars)

	Years Ended December 31
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$6,908,095	$20,437,113	$13,469,190
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries	(11,731,751)	(25,616,349)	(18,040,394)
Share-based compensation expense	319,831	736,809	390,606
Amortization	77,400	77,400	77,400
Gain on valuation of warrant liability	(145,156)	(613,200)	(744,597)
Change in operating assets and liabilities:
Other current assets	1,052,731	(369)	614
Accrued expense	(2,119,925)	(90,283)	(529,273)
Other current liabilities	(1,057,116)	(80)	617,158

Net cash used in operating activities	(6,695,891)	(5,068,959)	(4,759,296)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in intercompany receivable	845,453	(982,133)	(25,186,219)
Increase (decrease) in intercompany payable	5,753,019	6,387,142	(11,750,464)
Acquisition of Auramicro	—	—	(4,908,708)

Net cash provided by (used in) investing activities	6,598,472	5,405,009	(41,845,391)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for offering expenses	—	(458,295)	(2,404,539)
Proceeds received from initial public offering	—	—	49,085,090
Exercise of stock options	—	131,462	172,773
Share repurchasing	—	—	(1,496,755)

Net cash provided by (used in) financing activities	—	(326,833)	45,356,569

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(97,419)	9,217	(1,248,118)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,862,512	1,765,093	1,774,310

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,765,093	$1,774,310	$526,192

TRANSACTION AFFECTING BOTH CASH AND NON-CASH ITEMS
Total charges of offering expense	$—	$—	$2,862,834
Increase (decrease) in deferred offering expenses	—	1,956,571	(1,956,571)
Decrease (increase) in accrued offering expenses	—	(1,498,276)	1,498,276

Cash paid for offering expenses	$—	$458,295	$2,404,539